Leggett & Platt

2025 ANNUAL REPORT

AND 2026 PROXY STATEMENT

LEGGETT & PLATT AT A GLANCE

Leggett & Platt (NYSE: LEG) is a diversified manufacturer that designs and produces a broad variety of engineered components and products.

38% BEDDING PRODUCTS

Steel Rod

Drawn Wire

U.S. Spring

- Innersprings
- Static foundations
- Semi-finished mattresses

Specialty Foam

- Private label finished mattresses
- Mattress toppers and pillows
- Specialty foam

Adjustable Bed

International Bedding

- Innersprings
- Finished mattresses
- Specialty foam
- Wire-coiling machines

28% SPECIALIZED PRODUCTS

Automotive

- Seating Comfort
  - Mechanical and pneumatic lumbar support and massage systems for automotive seating
- In-Car Motion Systems
  - Motors, actuators, and cables

Hydraulic Cylinders

- Engineered hydraulic cylinders primarily for material handling and heavy construction equipment

34% FURNITURE, FLOORING & TEXTILE PRODUCTS

Home Furniture

- Steel mechanisms and motion hardware for reclining and lift chairs, sofas, and sleeper sofas

Work Furniture

- Components and private label finished goods for collaborative soft seating
- Controls, bases, and frames for office chairs

Flooring Products

- Carpet cushion
- Hard surface flooring underlayment

Fabric Converting

- Structural fabrics for bedding, upholstered furniture, home furnishing accessories, and industrial uses

Geo Components

- Synthetic fabrics and other products used in ground stabilization, drainage protection, and erosion control

Percentage of 2025 net trade sales

Quick Facts



Strong competitive positions



Broad customer base; mainly manufacturers


$

Solid operating cash flow



Financial stability, healthy balance sheet



Engaged management team

Fellow Shareholders,

Since returning as CEO in May of 2024, I'm continually amazed at the unwavering commitment and resilience demonstrated by our employees across the globe. Guided by our values of putting people first and doing the right thing, our teams have faced challenges with determination, ingenuity, and a strong sense of shared purpose. By doing great work together and taking ownership while raising the bar, they have driven meaningful progress as we solidified Leggett & Platt's financial foundation.

These efforts produced notable results in 2025 – a year in which our markets continued to experience soft demand, yet one in which we maintained our commitments to strengthen the balance sheet, improve profit margins, and position the company for profitable long-term growth.

2025 Financial Performance – Achievements Amid Challenging Markets

Our residential markets, which account for roughly half of the company's revenue, experienced continued weakness as they remain in a multi-year depression with demand well below average cycle levels. Lower volume and divestitures reduced company sales by 7% compared to 2024. While we cannot predict the timing of demand recovery, we are poised to capitalize on the incremental volume when it materializes.

Adjusted[(1)] EBIT was $263 million, a decrease of $4 million versus 2024 adjusted[(1)] EBIT. The decline was primarily due to lower volume partially offset by restructuring benefits and metal margin expansion. With the actions we've taken to optimize our footprint and drive efficiency, we are well positioned to drive margin growth once our markets recover.


Sales
$4.05 billion
down 7% vs. 2024


Margins
EBIT: 8.8%
Adj. EBIT: 6.5%
EBITDA: 11.8%
Adj. EBITDA: 9.5%


Earnings
EPS: $1.69
Adj. EPS: $1.05


Cash from Operations
$338 million
up 11% vs. 2024

(1) For non-GAAP reconciliations, please refer to page 6.

This letter contains forward-looking statements; please refer to "Forward-Looking Statements" in our 2025 Form 10-K, which is part of this document.

Strengthening Our Balance Sheet

We generated $338 million of cash from operations during 2025. Proceeds from divestitures, along with operating cash flow and cash from real estate sales, allowed us to reduce debt by **$376 million in 2025.** Our net debt to adjusted EBITDA improved from 3.8x at the beginning of the year to 2.4x, moving us significantly closer to our long-term leverage target of 2.0x.


Net Debt to Adjusted EBITDA
4.0
3.5
3.0
2.5
2.0
2021
2022
2023
2024
2025

Our long-term capital allocation priorities remain the same: invest in organic growth, pursue strategic acquisitions, and return cash to shareholders through dividends and share repurchases. As we move closer toward our leverage target, we will begin to shift our use of capital from net debt reduction toward these long-term priorities.

Restructuring Update

The restructuring plan we launched in early 2024 was substantially completed in 2025 and delivered significantly better EBIT contribution benefits with lower associated costs than originally estimated. While weaker demand over the past two years has partially offset these cost benefits, the improvements from these activities are sustainable and will support improved profitability and cash flow. Additionally, they place us in a strong position to benefit when our residential end markets begin to recover. We expect additional real estate sales in 2026 and will continue to evaluate opportunities to improve our cost structure and profitability across our businesses.


Cash From Real Estate
$20
$28
EBIT Benefit
$22
$41
Restructuring Costs
$48
$30
Sales Attrition
$15
$38
$
$10
$20
$30
$40
$50
$60
$70
$80
$90
$100
$ in millions
2024 Actuals
2025 Actuals*
2026 Estimate

* Sales Attrition and EBIT Benefit are incremental, which represents year-over-year change, for 2025.

Optimizing Our Portfolio

A key priority for Leggett & Platt is to concentrate resources on businesses we believe will drive the best long-term value for our shareholders. In 2024, we announced that we were exploring strategic alternatives for our Aerospace Products Group, and in late August 2025, we completed the sale of this business. We used the after-tax proceeds to accelerate our deleveraging efforts by retiring all of our outstanding commercial paper borrowings. We also divested a facility in our Work Furniture business unit and right-sized our Adjustable Bed business unit.

Collectively, these transactions sharpened our focus on markets where we have scale, competitive advantages, and a clear path to sustainable value creation. Going forward, we will continue to evaluate our portfolio and ensure we are investing in businesses that will generate attractive returns over the long term.

Positioning for Long-Term Profitable Growth

We have made tremendous progress over the past two years in positioning our businesses for long-term success. In Bedding Products, we've significantly streamlined our operating footprint in response to the evolving market landscape. We continue to successfully commercialize more advanced and innovative technologies, such as Eco-Base® and CombiCore®, supporting our content growth strategy. These innovations, along with newer specialty foam technologies that improve comfort, response, and airflow, differentiate our semi-finished and finished mattress products and allow us to pursue strategic sales opportunities.

In Automotive, we made strides in building our innovation pipeline and strengthening our OEM and Tier 1 customer relationships, both with our long-standing customers and new Chinese manufacturers. Under new leadership in 2026, the team is focused on aggressively pursuing available growth opportunities.

Textiles continues to have opportunities for future growth both organically and through small strategic, accretive acquisitions. As we move closer toward our long-term leverage target, we expect to accelerate our investments in these opportunities.

Finally, across all of our business units, we are improving our management processes to enhance our focus and accountability on the key strategic initiatives that will drive profitable growth.

Looking Ahead

While near-term demand in several of our markets remains challenged, Leggett & Platt is poised for future success. Our streamlined manufacturing network, strengthened balance sheet, and portfolio of innovative products have us well positioned to build on our progress in 2026 and beyond. We will continue to invest in our businesses, pursue targeted acquisitions, and return value to you, our shareholders.

In closing, I would like to thank our employees, customers, suppliers, and shareholders for their trust and partnership. The progress made in 2025 reflects the hard work and resilience of our teams. We move into 2026 with confidence in our strategy and in the capabilities of our people.

Thank you for your continued support.

Karl Glassman
President and CEO
February 26, 2026

SIX-YEAR FINANCIALS

(Dollar amounts in millions, except per share data)	**2025**	2024	2023	2022	2021	2020
Financial Results [1]						
Trade sales	**$4,055**	$4,384	$4,725	$5,147	$5,073	$4,280
EBIT (earnings before interest and taxes)	**356**	(430)	(90)	485	596	408
Adjusted EBIT [2]	**263**	267	334	485	568	453
EBIT margin	**8.8%**	(9.8%)	(1.9%)	9.4%	11.7%	9.5%
Adjusted EBIT margin [2]	**6.5%**	6.1%	7.1%	9.4%	11.2%	10.6%
Earnings [1]						
Net earnings	**235**	(511)	(137)	310	403	253
Net earnings attributable to L&P	**235**	(512)	(137)	310	403	253
EPS (earnings per diluted share)	**1.69**	(3.73)	(1.00)	2.27	2.94	1.86
Adjusted EPS [2]	**1.05**	1.05	1.39	2.27	2.78	2.16
Common Stock Data						
Cash dividends declared per share	**0.20**	0.61	1.82	1.74	1.66	1.60
Dividend yield (based on stock price at start of year)	**2.1%**	2.3%	5.6%	4.2%	3.7%	3.1%
End-of-year shares outstanding (millions)	**135.5**	134.4	133.4	132.6	133.4	132.6
Average diluted shares outstanding (millions)	**139.7**	137.3	136.3	136.5	136.7	135.9
Year-End Financial Position [1]						
Cash and cash equivalents	**$587**	$350	$365	$317	$362	$349
Total assets	**3,536**	3,662	4,635	5,186	5,307	4,800
Long-term debt + current debt maturities	**1,498**	1,864	1,988	2,084	2,090	1,900
Equity	**1,023**	690	1,334	1,641	1,649	1,425
Net debt to adjusted EBITDA [2]	**2.4x**	3.8x	3.2x	2.7x	2.3x	2.4x
Return on invested capital [2]	**8.7%**	7.4%	7.4%	10.4%	13.1%	11.0%
Cash Flow Components						
Net cash provided by operating activities	**$338**	$306	$497	$441	$271	$603
Capital expenditures	**57**	82	114	100	107	66
Acquisitions, net of cash acquired	**-**	-	-	83	153	-
Dividends paid	**27**	136	239	229	218	212
Stock repurchases, net	**2**	5	6	60	6	9

[1] Effective January 1, 2021, domestic steel-related inventory valuation methodology changed from LIFO to FIFO; all prior years have been retrospectively adjusted to apply the effects of the change.

[2] For non-GAAP reconciliations, please refer to page 6.

NON-GAAP RECONCILIATIONS

Reconciliation of Reported (GAAP) to Adjusted (non-GAAP) Financial Measures [1][2] (Dollar amounts in millions, except per share data)	2025	2024	2023	2022	2021	2020
Non-GAAP adjustments						
Gain from sale of business	**$(91)**	$-	$-	$-	$-	$-
Net gain from insurance proceeds	**(35)**	(2)	(9)	-	-	-
Gain from sale of real estate	**(29)**	(31)	(11)	-	(28)	-
Restructuring-related charges	**36**	50	-	-	-	8
Pension settlement charge	**22**	-	-	-	-	-
Somnigroup unsolicited offer evaluation costs	**3**	-	-	-	-	-
Goodwill impairment	**-**	676	-	-	-	25
CEO transition compensation costs	**-**	4	-	-	-	-
Long-lived asset impairment	**-**	-	444	-	-	-
Note impairment	**-**	-	-	-	-	8
Stock write-off for prior year divestiture	**-**	-	-	-	-	4
Non-GAAP adjustments, pre-tax	**(93)**	696	424	-	(28)	45
Income tax impact	**1**	(46)	(98)	-	7	(4)
Special tax items	**2**	5	-	-	-	-
Non-GAAP adjustments, after tax	**$(90)**	$656	$326	$-	$(21)	$41
Diluted shares outstanding	**139.7**	137.3	136.3	136.5	136.7	135.9
EPS impact of non-GAAP adjustments	**$(0.64)**	$4.78	$2.39	$-	$(0.16)	$0.30
Adjusted EBIT, EBITDA, Margin, and EPS						
Trade sales	**$4,055**	$4,384	$4,725	$5,147	$5,073	$4,280
EBIT (earnings before interest and taxes)	**$356**	$(430)	$(90)	$485	$596	$408
Non-GAAP adjustments, pre-tax	**(93)**	696	424	-	(28)	45
Adjusted EBIT	**$263**	$267	$334	$485	$568	$453
EBIT margin	**8.8%**	(9.8%)	(1.9%)	9.4%	11.7%	9.5%
Adjusted EBIT margin	**6.5%**	6.1%	7.1%	9.4%	11.2%	10.6%
EBIT	**$356**	$(430)	$(90)	$485	$596	$408
Depreciation	**105**	112	109	110	117	119
Amortization	**18**	24	71	70	71	70
EBITDA	**478**	(294)	90	665	783	597
Non-GAAP adjustments, pre-tax	**(93)**	696	424	-	(28)	45
Adjusted EBITDA	**$385**	$403	$513	$665	$755	$642
EBITDA margin	**11.8%**	(6.7%)	1.9%	12.9%	15.4%	13.9%
Adjusted EBITDA margin	**9.5%**	9.2%	10.9%	12.9%	14.9%	15.0%

[1] Calculations impacted by rounding.

[2] Effective January 1, 2021, domestic steel-related inventory valuation methodology changed from LIFO to FIFO; all prior years have been retrospectively adjusted to apply the effects of the change.

NON-GAAP RECONCILIATIONS

Reconciliation of Reported (GAAP) to Adjusted (non-GAAP) Financial Measures [1][2] (Dollar amounts in millions, except per share data)	**2025**	2024	2023	2022	2021	2020
Diluted EPS	**$1.69**	$(3.73)	$(1.00)	$2.27	$2.94	$1.86
EPS impact of non-GAAP adjustments	**(0.64)**	4.78	2.39	-	(0.16)	0.30
Adjusted EPS	**$1.05**	$1.05	$1.39	$2.27	$2.78	$2.16
Net Debt to Adjusted EBITDA						
Current maturities of long-term debt	**$2**	$1	$308	$9	$301	$51
Long-term debt	**1,496**	1,863	1,680	2,074	1,790	1,849
Total debt	**1,498**	1,864	1,988	2,084	2,090	1,900
Less: cash and cash equivalents	**(587)**	(350)	(365)	(317)	(362)	(349)
Net debt	**$910**	$1,514	$1,622	$1,767	$1,729	$1,551
Adjusted EBITDA	**$385**	$403	$513	$665	$755	$642
Net debt to adjusted EBITDA	**2.4x**	3.8x	3.2x	2.7x	2.3x	2.4x
Return on Invested Capital						
EBIT	**$356**	$(430)	$(90)	$485	$596	$408
Non-GAAP adjustments, pre-tax	**(93)**	696	424	-	(28)	45
Adjusted EBIT	**263**	267	334	485	568	453
Less: taxes	**(68)**	(61)	(82)	(113)	(129)	(96)
NOPAT (net operating profit after tax)	**$195**	$205	$252	$372	$438	$357
Total debt	**$1,498**	$1,864	$1,988	$2,084	$2,090	$1,900
Operating lease liabilities	**158**	185	208	203	198	165
Equity	**1,023**	690	1,334	1,641	1,649	1,425
Less: cash and cash equivalents	**(587)**	(350)	(365)	(317)	(362)	(349)
Invested capital	**$2,091**	$2,389	$3,164	$3,612	$3,575	$3,141
Average invested capital	**$2,240**	$2,776	$3,388	$3,593	$3,358	$3,257
ROIC (return on invested capital), adjusted	**8.7%**	7.4%	7.4%	10.4%	13.1%	11.0%

[1] Calculations impacted by rounding.

[2] Effective January 1, 2021, domestic steel-related inventory valuation methodology changed from LIFO to FIFO; all prior years have been retrospectively adjusted to apply the effects of the change.

CORPORATE INFORMATION

Mailing Address:

Leggett & Platt, Incorporated
P.O. Box 757
Carthage, MO 64836
(417) 358-8131

Website:

www.leggett.com

Transfer Agent and Registrar:

EQ Shareowner Services
Attn: Leggett & Platt, Inc.
P.O. Box 64854
St. Paul, MN 55164
Phone: (800) 468-9716
www.shareowneronline.com

Independent Registered Public Accounting Firm:

PricewaterhouseCoopers LLP
St. Louis, Missouri

Form 10-K

The Company's Form 10-K is part of this document. The exhibits to the Form 10-K are listed in this document and available on Leggett & Platt's website or may be obtained from Investor Relations for a reasonable fee.

Annual Meeting:

May 21, 2026, at 10:00 a.m. (local time)
The event will be virtual.

Contacting Investor Relations:

Ryan M. Kleiboeker, Executive Vice President
Katelyn J. Pierce, Analyst
Janna M. Fields, Specialist
Email: invest@leggett.com
Phone: (417) 358-8131

Contacting the Board of Directors:

Email: leaddirector@leggett.com
Write: L&P Lead Director
P.O. Box 637
Carthage, MO 64836

Contacting the Audit Committee:

Email: auditcommittee@leggett.com
Write: L&P Audit Committee
Attn: Rachel Krenz
P.O. Box 757
Carthage, MO 64836
Phone: (888) 401-0536

Notice of 2026 Annual Meeting of Shareholders

Virtual Meeting Only – No Physical Meeting Location

Thursday, May 21, 2026 | 10:00 a.m. Central Time

Dear Shareholders:

The annual meeting of shareholders of Leggett & Platt, Incorporated (the "Company") will be held on Thursday, May 21, 2026 at 10:00 a.m. Central Time in a virtual meeting format only, via a live webcast.

You will be able to attend and participate in the annual meeting online by registering in advance at *register.proxypush.com/leg* no later than 5:00 p.m. Central Time on May 20, 2026. Upon completing your registration, you will receive further instructions via email, including your unique link that will allow you to access the meeting and to submit questions during the meeting. The virtual annual meeting has been designed to provide substantially the same rights to participate as you would have at an in-person meeting.

The annual meeting is being held for the following purposes:

1. To elect eight directors;
2. To ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026;
3. To provide an advisory vote to approve Named Executive Officer compensation;
4. To approve the amendment and restatement of the Company's Flexible Stock Plan; and
5. To transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

You are entitled to vote only if you were a Leggett & Platt shareholder at the close of business on March 13, 2026. The Company's notice of internet availability of proxy materials was first sent to our shareholders on April 7, 2026.

By Order of the Board of Directors,

S. Scott Luton

S. Scott Luton

Secretary

Carthage, Missouri
April 7, 2026

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 21, 2026

The proxy materials and access to the proxy voting site are available to you on the Internet.

You are encouraged to review all of the information contained in the proxy materials before voting.

The Company's Proxy Statement and Annual Report to Shareholders are available at:
www.leggett.com/proxymaterials

The Company's proxy voting site can be found at:
www.proxypush.com/leg

Table of Contents

Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement. It does not contain all the information that you should consider—please read the entire proxy statement before voting. Our principal executive offices are located at 1 Leggett Road, Carthage, Missouri 64836.

2026 Annual Meeting of Shareholders

Thursday, May 21, 2026
10:00 a.m. Central Time

Virtual Meeting Only – advance registration required to attend. Visit *register.proxypush.com/leg*

Record Date: March 13, 2026

Proposal	Recommendation	Page
1 – Election of Eight Directors	FOR	13
2 – Ratification of PWC as Independent Registered Public Accounting Firm	FOR	18
3 – Advisory Vote to Approve Named Executive Officer Compensation	FOR	21
4 – Approve Amendment and Restatement of the Flexible Stock Plan	FOR	22

Board Nominees

All of Leggett's directors are elected for a one-year term by a majority of shares present and entitled to vote at the 2026 Annual Meeting of Shareholders (the "Annual Meeting"). The 2026 director nominees are:



Angela Barbee
Independent

Former SVP —Technology and Global R&D
Weber Inc.



Robert E. Brunner
Independent
Lead Director

Retired Executive VP
Illinois Tool Works



Mary Campbell
Independent

Retired President — vCommerce Ventures
Qurate Retail, Inc.



Karl G. Glassman

Board Chairman, President and CEO
Leggett & Platt, Incorporated



Joseph W. McClanathan
Independent

Retired President & CEO — Household Products Division
Energizer Holdings, Inc.



Srikanth Padmanabhan
Independent

Retired Executive Vice President and President, Operations
Cummins Inc.



Jai Shah
Independent

Group President
Masco Corporation



Phoebe A. Wood
Independent

Retired Vice Chair & CFO
Brown-Forman Corp.

2026 DIRECTOR NOMINEES								
	Angela Barbee	Robert Brunner	Mary Campbell	Karl Glassman	Joseph McClanathan	Srikanth Padmanabhan	Jai Shah	Phoebe Wood
Independent Director	✓	✓	✓		✓	✓	✓	✓
L&P Director since	2022	2009	2019	2002	2005	2018	2019	2005
Age	60	68	58	67	73	61	59	72
L&P Board Committees								
Audit	✓		✓			✓	✓	Chair
Human Resources and Compensation	✓	✓	✓		✓		Chair	
Nominating, Governance and Sustainability		✓			Chair	✓		✓
Other Public Company Boards	0	1	1	0	1	1	0	2
EXPERIENCE AND QUALIFICATIONS								
Financial/Accounting	✓	✓	✓	✓	✓	✓	✓	✓
Global Business	✓	✓	✓	✓	✓	✓	✓	✓
R&D/Innovation/Tech	✓	✓	✓	✓	✓	✓	✓	✓
Manufacturing/Operations	✓	✓	✓	✓	✓	✓	✓	
Governance/Sustainability	✓	✓		✓	✓			✓
Strategic Planning	✓	✓	✓	✓	✓	✓	✓	✓
HR/Compensation	✓	✓	✓	✓	✓		✓	✓
Risk Management				✓		✓	✓	✓
IT/Cybersecurity	✓		✓			✓		✓
L&P Industry Experience	✓	✓	✓	✓		✓		

Tenure **–** We nominate directors for election based upon merit, experience, and background relevant to the Board's current and anticipated needs, as well as the Company's businesses. We aim to achieve balance between directors whose years of service has given them historical insight into the Company and its operations, and those who provide a new, fresh perspective to the boardroom. Over the past several years, we have undertaken a Board refreshment process, including the addition of four of our seven independent director nominees since 2018. The Board believes that its current composition reflects the right mix of experience and new voices to function effectively.

Diversity **–** Our Nominating, Governance and Sustainability Committee (NGS Committee) recognizes the value of cultivating a Board with a diverse mix of opinions, perspectives, skills, experiences, and backgrounds. A diverse board enables more balanced, wide-ranging discussion in the boardroom, which, we believe, supports effective oversight and enhances the decision-making processes. In addition, five of our seven independent director nominees reflect a range of backgrounds, including three women and three nominees who self-identify as racial or ethnic minorities.

Executive Compensation

We seek to align our executives' and shareholders' interests through pay-for-performance. In 2025, 87% of the target pay of our CEO, Mr. Glassman, was allocated to variable compensation and 69% was allocated to equity-based awards.

Our compensation structure strives to strike an appropriate balance between short-term and long-term compensation that reflects the short- and long-term interests of the business. We believe this structure helps us attract, retain and motivate high-performing executives who will achieve outstanding results for our shareholders.

Key Components of Our Executive Officers' 2025 Compensation Program

Base Salary: Our executives' salaries reflect their responsibilities, performance and experience while taking into account market data, peer benchmarking and internal equity.

Annual Incentive: Short-term cash incentive with payouts ranging from 0% to 200% based on adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) and cash flow or free cash flow targets based on the Company's earnings guidance for the year.

Long-Term Incentive – 60% allocated to PSUs: Three-year Performance Stock Units (PSUs) with payouts ranging from 0% to 200%, with 50% based on total EBITDA and 50% based on return on invested capital (ROIC), subject to a payout multiplier of 0.75 to 1.25 based upon relative total shareholder return (TSR) measured against the industrial, materials and consumer discretionary sectors of the S&P 500 and S&P MidCap 400.

Long-Term Incentive – 40% allocated to RSUs: The Restricted Stock Units (RSUs) generally vest in 1/3 increments on the first, second and third anniversaries of the grant date, further tying our executives' pay to the Company's performance.



CEO 2025 Compensation
Mix at Target
BASE SALARY
13%
ANNUAL
INCENTIVE
18%
RSUs
27%
PSUs
42%
87%
Variable
Compensation

Proxy Statement

Key Features of Our Executive Officer Compensation Program

What We Do

- ✓ **Pay for Performance** – A significant majority of our NEOs' compensation is at-risk variable compensation.
- ✓ **Multiple Performance Metrics** – Variable compensation is based on more than one measure to encourage balanced incentives.
- ✓ **Incentive Award Caps** – All of our variable compensation plans have maximum payout limits.
- ✓ **Benchmarking** – We compare our compensation package to market surveys and a customized peer group, and the HRC Committee engages an independent consultant.
- ✓ **Stock Ownership Requirements** – All NEOs are subject to robust stock ownership requirements.
- ✓ **Confidentiality & Non-Competition** – All NEOs are subject to contractual confidentiality and non-compete obligations.
- ✓ **Clawbacks** – Mandatory recoupment of excess compensation following a financial restatement and the ability to cancel awards and recoup compensation due to fraud, dishonesty, or violations of Company policies or laws.
- ✓ **Minimum Vesting Period** – Awards under our Flexible Stock Plan are subject to a mandatory one-year minimum vesting period (subject to a 5% carve-out for vesting in certain circumstances).
- ✓ **Annual Say-on-Pay Vote** – Our Board has adopted a policy to hold an advisory vote to approve the Company's executive compensation on an annual basis.

What We Don't Do

- ✕ **No Single-Trigger Change in Control (CIC)** – Our CIC-related cash severance and equity awards have a double trigger, consisting of a CIC and a qualifying termination of employment (unless the acquirer requires outstanding awards be terminated).
- ✕ **No Hedging or Pledging** – We do not permit our executive officers to engage in either hedging or pledging activities with respect to Leggett shares.
- ✕ **No Excessive Perquisites** – Perquisites represent less than 1% of our NEOs' combined compensation.
- ✕ **No Employment Agreements** – All of our NEOs are employed at-will.
- ✕ **No Repricing of Options or Cash Buyouts**
- ✕ **No Liberal Share Recycling**
- ✕ **No Dividends Paid on Equity Awards Prior to Vesting**
- ✕ **No Tax Gross-Ups**

Proxy Statement

Board Oversight of Sustainability and Related Matters

Leggett's Board of Directors and its Committees regularly review the oversight structure for certain sustainability matters. The NGS Committee's charter responsibilities include oversight of the Company's corporate responsibility and sustainability policies and programs, including environmental and climate change, social and governance matters, reviewing the Company's sustainability report and any sustainability targets, and annually reviewing the Company's political and charitable contributions. The HRC Committee's charter responsibilities include, among other items, overseeing the Company's human resources strategies, policies and programs, executive succession planning, and senior management leadership development.

Although the Board has delegated direct oversight of certain sustainability matters to its committees, the Board has retained primary oversight responsibility of the Company's cybersecurity programs.

Corporate Governance and Board Matters

Leggett & Platt has a long-standing commitment to sound corporate governance principles and practices. The Board of Directors has adopted Corporate Governance Guidelines that establish the roles and responsibilities of the Board and management. The Board has also adopted a Code of Business Conduct and Ethics applicable to all Company employees, officers and directors, as well as a separate Financial Code of Ethics applicable to the Company's CEO, CFO, and Chief Accounting Officer. These documents can be found at *www.leggett.com/governance*. Information on our website does not constitute part of this proxy statement.

Director Independence and Board Service

The Board reviews director independence annually and during the year upon learning of any change in circumstances that may affect a director's independence. The Company has adopted director independence standards (the "Independence Standards") that satisfy the NYSE listing requirements and can be found at *www.leggett.com/governance*. A director who meets all the Independence Standards will be presumed to be independent.

While the Independence Standards help the Board to determine director independence, they are not the only criteria. The Board also reviews the relevant facts and circumstances of any material relationships between the Company and its directors during the independence assessment. Based on its review, the Board has determined that all director nominees and directors who served during any part of 2025 are, or were during their service, independent, with the exception of Karl Glassman, our President and CEO. The director biographies accompanying Proposal One: Election of Directors identify our independent directors on the ballot.

The independent directors meet the additional independence standards for audit committee service under NYSE and SEC rules and are financially literate, as defined by NYSE rules. In addition, Audit Committee members Srikanth Padmanabhan, Jai Shah, and Phoebe Wood meet the SEC's definition of an "audit committee financial expert." No Audit Committee member serves on the audit committee of more than three public companies.

The independent directors satisfy the enhanced independence standards required by the NYSE listing standards and SEC rules for service on the HRC Committee.

As provided in our Corporate Governance Guidelines, non-employee directors can sit on no more than four public company boards (including our own) and our executive officers can sit on no more than one other public company board without Board approval. The NGS Committee conducts an annual review of director commitment levels and affirmed that all the nominees for the 2026 Annual Meeting were compliant.

Board Leadership Structure

Our Corporate Governance Guidelines allow the roles of Chairman of the Board and CEO to be filled by the same or different individuals. This approach allows the Board flexibility to determine whether the two roles should be separate or combined based upon the Company's needs and the Board's assessment of the Company's leadership from time to time.

Mr. Glassman has served as the Board Chairman since 2020 and Chief Executive Officer since 2024, and Mr. Brunner has served as independent Lead Director since 2023. The Board believes this leadership structure best serves the Board, the Company and our shareholders.

The Lead Director's responsibilities include:

- Serving as the liaison between the independent directors and the Chairman.
- Acting as the principal representative of the independent directors in communicating with shareholders.
- Working with the Chairman to set the schedule and agenda for Board meetings, and overseeing delivery of materials to the directors.
- Calling special executive sessions of the independent directors upon notice to the full Board.
- Presiding over meetings of the independent directors and over Board meetings in the Chairman's absence.

Our independent directors regularly hold executive sessions without management present. At least one executive session per year is attended by only independent, non-management directors, and such executive sessions were held at each quarterly Board meeting in 2025.

Communication with the Board

Shareholders and all other interested parties who wish to contact our Board of Directors may email our Lead Director, Mr. Brunner, at *leaddirector@leggett.com*. They can also write to Leggett & Platt Lead Director, P.O. Box 637, Carthage, MO 64836. The Corporate Secretary's office reviews this correspondence and periodically provides the Lead Director all communications except items unrelated to Board functions. The Lead Director may forward communications to the full Board or to any of the other independent directors for further consideration.

Board and Committee Composition and Meetings

Leggett's Board of Directors held eleven meetings in 2025, and its committees met the number of times listed below. All incumbent directors attended at least 75% of the Board and their respective committee meetings. Directors are expected to attend the Company's Annual Meeting, and all of them attended the virtual 2025 Annual Meeting (excluding Messrs. Mark A. Blinn and Manuel A. Fernandez who retired effective immediately prior to the beginning of the 2025 Annual Meeting).

The Board has a standing Audit Committee, HRC Committee, and NGS Committee. These committees consist entirely of independent directors, and each operates under a written charter adopted by the Board. The Audit, HRC, and NGS Committee charters are posted on our website at *www.leggett.com/governance*.

Committee	Oversight
Audit Committee Phoebe A. Wood (Chair) Angela Barbee Mary Campbell Srikanth Padmanabhan Jai Shah Meetings in 2025: 4	The Audit Committee assists the Board in the oversight of: ▪ Independent registered public accounting firm's qualifications, independence, appointment, compensation, retention and performance. ▪ Internal control over financial reporting. ▪ Guidelines and policies to govern risk assessment and management. ▪ Performance of the Company's internal audit function. ▪ Integrity of the financial statements and external financial reporting. ▪ Legal and regulatory compliance. ▪ Complaints and investigations of any questionable accounting, internal control or auditing matters.
Human Resources and Compensation Committee Jai Shah (Chair) Angela Barbee Robert E. Brunner Mary Campbell Joseph W. McClanathan Meetings in 2025: 10	The HRC Committee assists the Board in the oversight and administration of: ▪ The Company's human resources strategies, policies and programs. ▪ CEO, executive officer, and director compensation. ▪ Incentive compensation and equity-based plans. ▪ Executive succession planning. ▪ Senior management leadership development. ▪ Employment agreements, change-in-control agreements, and severance benefit agreements with the CEO and executive officers, as applicable. ▪ Related person transactions of a compensatory nature.
Nominating, Governance and Sustainability Committee Joseph W. McClanathan (Chair) Robert E. Brunner Srikanth Padmanabhan Phoebe A. Wood Meetings in 2025: 5	The NGS Committee assists the Board in the oversight of: ▪ Corporate governance principles, policies and procedures. ▪ Identifying qualified candidates for Board membership and recommending director nominees. ▪ Recommending committee members and Board leadership positions. ▪ The Company's policies and programs relating to corporate responsibility and sustainability matters. ▪ The Company's political and charitable contributions. ▪ Director independence and related person transactions.

Board and Committee Evaluations

The Board and each of its Committees conduct an annual self-evaluation of their practices and charter responsibilities. In addition, the Board periodically retains an outside consultant to assist in the evaluations and solicit survey responses from individual directors on Board and Committee effectiveness, and conduct reviews of the qualifications and contributions of its members.

Board's Oversight of Risk Management

The Company's CEO and other senior managers are responsible for assessing and managing various risk exposures on a day-to-day basis. Our Enterprise Risk Management Committee (the "ERM Committee"), comprised of a broad group of executives and chaired by our CFO, adopted guidelines by which the Company identifies, assesses, monitors and reports financial and non-financial risks material to the Company.

The ERM Committee meets at least quarterly. Identified risks, including emerging risks, are assigned to a team of subject matter experts who meet regularly throughout the year and provide an updated assessment report to the ERM Committee twice each year (or as circumstances require) for their respective risk areas. On a semi-annual basis, these reports are compiled into a risk summary report which is further reviewed and discussed with the ERM Committee to determine if any additional actions need to be taken. A summary is provided to senior management and the Audit Committee concerning (i) the likelihood, significance, and impact velocity of each risk, (ii) management's actions to monitor and control risks, and (iii) identified emerging risks. The Audit Committee also performs an annual review of the guidelines and policies that govern the process by which risk assessment and management is undertaken, as well as reviews and discusses major risks on a semi-annual basis. In addition, a designated Board member receives a copy of all reports received through the Company's ethics hotline.

Our Board has oversight of all cybersecurity threats and incidents. On a quarterly basis, and more often if warranted, the Company's Chief Information Officer ("CIO"), or the CFO in coordination with the CIO, each after consultation with the Company's Chief Information Security Officer ("CISO"), reports to the full Board any potentially material cybersecurity threat or incident and our activities regarding the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents. Cybersecurity risk is evaluated as part of our overall ERM process by a cross-functional group of leaders, led by our CISO. Based on the ERM analysis, we adjust, if necessary, our process for the identification, assessment, and monitoring of cybersecurity threats and incidents.

The HRC Committee's oversight of executive officer compensation, including the assessment of compensation risk for executive officers, is detailed in the Compensation Discussion & Analysis section on page 31. The Committee also assesses our compensation structure for employees generally and has concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. The following factors contributed to this determination:

- We use a combination of short-term and long-term incentive rewards that are tied to varied and complementary measures of performance and have overlapping performance periods.
- We use common annual incentive plans across all business units.
- Our annual incentive plan and our omnibus equity plan contain clawback provisions that enable the Committee to recoup incentive payments, when triggered.
- Our employees below key management levels have a small percentage of their total pay in variable compensation.
- We promote an employee ownership culture to better align employees with shareholders, with approximately 2,100 employees contributing their own funds to purchase Company stock under various stock purchase plans in 2025.

Consideration of Director Nominees and Diversity

The NGS Committee is responsible for identifying and evaluating the best available qualified candidates for election to the Board of Directors. The Committee's procedure and the Company's bylaws can be found at *www.leggett.com/governance*. Following its evaluation, the NGS Committee recommends to the full Board a slate of director candidates to be nominated for election by the Company's shareholders on an annual basis.

Incumbent Directors. In the case of incumbent directors, the NGS Committee reviews each director's overall service during his or her current term, including the number of meetings attended, level of participation, quality of performance and any transactions between the director and the Company.

New Director Candidates. In the case of new director candidates, the NGS Committee first determines whether the nominee will be independent under NYSE rules, then identifies any special needs of the Board. The NGS Committee will consider individuals recommended by Board members, Company management, shareholders and, if it deems appropriate, a professional search firm.

The NGS Committee believes director candidates should meet and demonstrate the following criteria:

- Character and integrity.
- A commitment to the long-term growth and profitability of the Company.
- A willingness and ability to make a sufficient time commitment to the affairs of the Company to effectively perform the duties of a director, including regular attendance at Board and committee meetings.
- Significant business or public experience relevant and beneficial to the Board and the Company.

Board Diversity. In accordance with our Procedure for Identifying and Evaluating Director Candidates, the NGS Committee's policy is to actively seek director candidates from a wide variety of backgrounds, without discrimination based on race, ethnicity, color, ancestry, national origin, religion, sex, sexual orientation, gender identity, age, disability, or any other status protected by law. The NGS Committee recognizes the value of cultivating a Board with a diverse mix of opinions, perspectives, skills, experiences, and backgrounds and implements this policy by considering how a particular candidate's attributes would complement the existing composition of the Board. We believe a diverse board enables more balanced, wide-ranging discussion in the boardroom, which, we believe, supports effective oversight and enhances the decision-making processes. Having diverse representation and a variety of viewpoints is also important to our shareholders and other stakeholders. The NGS Committee assesses the effectiveness of its approach to diversity as part of its ongoing evaluation of the Board's overall composition and performance, including consideration of the mix of opinions, perspectives, skills, experiences, and backgrounds represented on the Board.

All nominations to the Board will be based upon merit, experience and background relevant to the Board's current and anticipated needs, as well as Leggett's businesses.

Director Recommendations from Shareholders. The NGS Committee does not intend to alter its evaluation process, including the minimum criteria set forth above, for candidates recommended by a shareholder. Shareholders who wish to recommend candidates for the NGS Committee's consideration must submit a written recommendation to the Secretary of the Company at 1 Leggett Road, Carthage, MO 64836. Recommendations (other than director nominations by shareholders in accordance with the Company's bylaws, as described below) must be sent by certified or registered mail and received by December 15th for the NGS Committee's consideration for the following year's Annual Meeting. Recommendations must include the following:

- Shareholder's name, number of shares owned, length of period held and proof of ownership.
- Candidate's name, address, phone number and age.
- A resume describing, at a minimum, the candidate's educational background, occupation, employment history and material outside commitments (memberships on other boards and committees, charitable foundations, etc.).
- A supporting statement which describes the shareholder's and candidate's reasons for nomination to the Board of Directors and documents the candidate's ability to satisfy the director qualifications described above.

- The candidate's consent to a background investigation and to stand for election if nominated by the Board and to serve if elected by the shareholders.
- Any other information that will assist the NGS Committee in evaluating the candidate in accordance with its procedure.

Director Nominations for Inclusion in Leggett's Proxy Materials (Proxy Access). The Board has approved a proxy access bylaw, which permits a shareholder, or group of up to 20 shareholders, owning at least 3% of our outstanding shares continuously for at least three years, to nominate and include in Leggett's proxy materials up to the greater of two nominees or 20% of the Board, provided the shareholders and nominees satisfy the requirements specified in our bylaws. Notice of proxy access nominees for the 2027 Annual Meeting must be received no earlier than January 21, 2027 and no later than February 20, 2027.

Notice of Other Director Nominees. For shareholders intending to nominate a director candidate for election at the 2027 Annual Meeting outside of the Company's nomination process, our bylaws require that the Company receive notice of the nomination no earlier than January 21, 2027 and no later than February 20, 2027. This notice must provide the information specified in Section 2.2 of the bylaws, including the information required by Rule 14a-19 under the Securities Exchange Act of 1934.

Transactions with Related Persons

According to our Corporate Governance Guidelines, the NGS Committee reviews transactions in which a related person has a direct or indirect material interest, the Company or a subsidiary is a participant, and the amount involved exceeds $120,000. If the transaction with a related person concerns compensation, the HRC Committee conducts the review.

The Company's executive officers and directors are expected to notify the Company's Corporate Secretary of any current or proposed transaction that may be a related person transaction. The Corporate Secretary will determine if it is a related person transaction and, if so, will include it for consideration at the next meeting of the appropriate Committee. The appropriate Committee will conduct a reasonable prior review and oversight of any related person transaction for potential conflicts of interest and will prohibit any such transaction if the Committee determines it to be inconsistent with the interests of the Company and its shareholders. If it becomes necessary to review a related person transaction between meetings, the Chair of the appropriate Committee is authorized to act on behalf of the Committee. The Chair will provide a report on the matter to the full Committee at its next meeting.

The full policy for reviewing transactions with related persons, including categories of pre-approved transactions, is found in our Corporate Governance Guidelines available on our website at *www.leggett.com/governance*.

The Company employs certain relatives of its executive officers, but only one had total compensation (consisting of salary, annual incentive earned in 2025, the grant date fair value of equity awards granted in 2025, and the Company's matching contributions under the Executive Stock Unit Program (the "ESU Program")) in excess of the $120,000 related person transaction threshold: Ashley Hiatt, Senior Director - Accounting, the sister-in-law of Benjamin M. Burns, Executive VP and Chief Financial Officer, had total 2025 compensation of $284,647.

Director Compensation

For 2025, our non-management directors received an annual retainer, consisting of a mix of cash and equity, as set forth in the table below.

Cash Compensation	
Director Retainer	$100,000
Audit Committee Retainer	
Chair	25,000
Member	10,000
HRC Committee Retainer	
Chair	20,000
Member	8,000
NGS Committee Retainer	
Chair	15,000
Member	7,000
Equity Compensation – Restricted Stock or RSUs	
Director Retainer	160,000
Lead Director Additional Retainer	30,000

The HRC Committee reviews director compensation annually and recommends any changes to the full Board for consideration at its November meeting and at other meetings as appropriate. The Committee considers national survey data and trends, as well as peer company benchmarking data (see discussion of the executive compensation peer group at page 41) but does not target director compensation to any specific percentage of the median. The directors' annual cash and equity retainers were not increased in 2025.

Directors may elect to receive the equity retainer in restricted stock or RSUs. Electing RSUs enables directors to defer receipt of the shares for two to ten years while accruing dividend equivalent shares at a 20% discount to market price over the deferral period. Both restricted stock and RSUs vest on the day prior to the next year's Annual Meeting.

Directors may elect to defer their cash retainer into Leggett stock units at a 20% discount or an interest-bearing cash deferral under the Company's Deferred Compensation Program, described on page 39.

As of March 13, 2026, our non-management directors currently comply with the stock ownership guidelines requiring them to hold Leggett stock with a value of five times their annual cash retainer within five years of joining the Board.

The Company pays for all travel expenses the directors incur to attend Board meetings, and reasonable costs related to director education.

Director Compensation in 2025

Our non-management directors received the following compensation in 2025.

Director	Fees Earned or Paid in Cash[(1)(2)]	Stock Awards[(3)]	Non-Qualified Deferred Compensation Earnings[(4)]	All Other Compensation[(5)]	Total
Angela Barbee	$118,000	$160,000	$682	$2,728	$281,410
Mark A. Blinn	59,000			789	59,789
Robert E. Brunner	115,000	190,000	3,813	15,251	324,063
Mary Campbell	117,500	160,000	1,663	7,440	286,602
Manuel A. Fernandez	57,500		1,092	18,745	77,337
Joseph W. McClanathan	123,000	160,000	2,030	38,869	323,898
Srikanth Padmanabhan	117,000	160,000	625	3,289	280,914
Jai Shah	130,000	160,000	4,315	16,153	310,468
Phoebe A. Wood	132,000	160,000	1,394	5,574	298,968

(1) These amounts include cash compensation deferred under our Deferred Compensation Program, described at page 39. The following directors deferred cash compensation into stock units: Fernandez—$57,500 and McClanathan—$123,000. Mr. Shah deferred $130,000 into an interest-bearing cash deferral.

(2) The amount shown for Messrs. Blinn and Fernandez reflect the quarterly cash payments for a partial year of service prior to their retirement as directors at the end of their terms effective immediately prior to the beginning of the 2025 Annual Meeting.

(3) These amounts reflect the grant date fair value of the annual restricted stock or RSU awards, which was $160,000 for each director, plus an additional $30,000 retainer for Mr. Brunner's service as Lead Director. The grant date value of these awards is determined by the stock price on the day of the award.

(4) These amounts include the 20% discount on stock unit dividends and premium interest on cash deferrals under our Deferred Compensation Program and RSUs.

(5) Items in excess of $10,000 that are reported in this column consist of (i) dividend equivalents on annual RSU awards, and dividend equivalents paid on stock units acquired under our Deferred Compensation Program: Brunner—$15,251; and (ii) the 20% discount on the purchase of stock units under our Deferred Compensation Program: Fernandez—$14,375, and McClanathan—$30,750.

Mr. Glassman, the Company's Board Chairman, President and CEO, did not receive compensation for his Board service in 2025, except for $1,528 in dividends from a restricted stock award granted for his service as a non-management director prior to his appointment as President and CEO on May 20, 2024. This amount is included in the Summary Compensation Table on page 45.

As set forth below, all directors held unvested restricted stock or RSUs as of December 31, 2025, except for Mark A. Blinn and Manuel A. Fernandez. The restricted stock and RSUs will vest on May 20, 2026.

Director	Restricted Stock	Restricted Stock Units
Angela Barbee	16,532	
Mark A. Blinn[(1)]		
Robert E. Brunner		20,085
Mary Campbell		16,913
Manuel A. Fernandez[(1)]		
Joseph W. McClanathan	16,532	
Srikanth Padmanabhan		16,913
Jai Shah		16,913
Phoebe A. Wood		16,913

(1) Mark A. Blinn and Manuel A. Fernandez retired in May 2025 and therefore did not receive any restricted stock or RSU grants in 2025.

Effective in 2025, stock options were eliminated as an investment alternative under our Deferred Compensation Program. However, previously granted stock options remain outstanding. Three directors held outstanding stock options as of December 31, 2025, which were granted in lieu of prior years' cash compensation under our Deferred Compensation Program: Ms. Campbell—4,274 options, Mr. Fernandez—21,822 options, and Mr. Shah—25,886 options.

Proposals to be Voted on at the Annual Meeting

PROPOSAL ONE: Election of Directors

At the 2026 Annual Meeting, eight directors are nominated to hold office until the 2027 Annual Meeting of Shareholders, or until their successors are elected and qualified. All nominees have been previously elected by our shareholders. If any nominee named below is unable to serve as a director (an event the Board does not anticipate), proxies will be voted for a substitute nominee, if any, designated by the Board.

In recommending the slate of director nominees, our Board has chosen individuals of character and integrity, with a commitment to the long-term growth and profitability of the Company. We believe each of the nominees brings significant business or public experience relevant and beneficial to the Board and the Company, as well as a work ethic and disposition that foster the collegiality necessary for the Board and its committees to function efficiently and best represent the interests of our shareholders.

Additional information concerning the directors is found in the Proxy Summary at page 1.

Angela Barbee



Independent Director

Director Since: 2022
Age: 60

Committees:
Audit
HRC

Professional Experience:

Ms. Barbee was Senior Vice President—Technology and Global R&D of Weber Inc., a manufacturer of charcoal, gas, pellet, and electric outdoor grills and accessories, from 2021 to 2022. She previously served as Vice President—Advance Development, Global Kitchen & Bath Group of Kohler Company, a global leader in the design, innovation and manufacture of kitchen and bath products, engines and power systems, and luxury cabinetry and tile, from 2020 to 2021, and as Vice President—New Product Development and Engineering, Global Faucets from 2018 to 2020. Ms. Barbee served as Director—Global Creative Design Operations of General Motors, a global company that designs, builds, and sells trucks, crossovers, cars, and automobile parts and accessories, from 2013 to 2017, and in various other capacities since 1994.

Education:

Ms. Barbee holds a bachelor's degree in mechanical engineering from Wayne State University, a master's degree in mechanical engineering from Purdue University, and has completed the Executive Education Program in the Ross Business School at the University of Michigan.

Director Qualifications:

Through her positions at Weber, Kohler and General Motors, Ms. Barbee has a wide-ranging knowledge of manufacturing, engineering and innovation, management, and operations in the consumer products and automotive industries. She also has extensive international experience in leading engineering, development and innovation efforts.

Robert E. Brunner



Lead Independent Director

Director Since: 2009
Age: 68

Committees:
HRC
NGS

Professional Experience:

Mr. Brunner was the Executive Vice President of Illinois Tool Works (ITW), a Fortune 250 global, multi-industrial manufacturer of advanced industrial technology, from 2006 until his retirement in 2012. He previously served ITW as President—Global Auto beginning in 2005 and President—North American Auto from 2003.

Education:

Mr. Brunner holds a degree in finance from the University of Illinois and an MBA from Baldwin-Wallace University.

Public Company Boards:

Mr. Brunner currently serves as the independent Board Chair of Lindsay Corporation, a global manufacturer of irrigation equipment and road safety products, and previously served as a director of NN, Inc., a diversified industrial company that designs and manufactures high-precision components and assemblies on a global basis.

Director Qualifications:

Mr. Brunner's experience and leadership with ITW, a diversified manufacturer with a global footprint, provides valuable insight to our Board on the automotive strategy, business development, mergers and acquisitions, operations, and international issues.

Mary Campbell



Independent Director

Director Since: 2019
Age: 58

Committees:
Audit
HRC

Professional Experience:

Ms. Campbell served as President, vCommerce Ventures of Qurate Retail, Inc., from 2022 until her retirement at the end of 2023. Qurate Retail is comprised of a select group of retail brands including QVC, HSN, Ballard Designs, Frontgate, Garnet Hill, and Grandin Road and is a leader in video commerce, and a leader in mobile and social commerce. During her more than 20 years with the company, Ms. Campbell held various leadership positions across the Merchandising, Planning and Commerce Platforms functions. Most recently, and prior to her most recent position, she served as Chief Merchandising Officer of Qurate Retail Group and Chief Commerce Officer of QVC from 2018 to 2022, as Chief Merchandising and Interactive Officer in 2018, as Chief Interactive Experience Officer from 2017 to 2018, and as Executive Vice President, Commerce Platforms for QVC from 2014 to 2017.

Education:

Ms. Campbell holds a bachelor's degree in psychology from Central Connecticut State University.

Public Company Boards:

Ms. Campbell currently serves as a director of Kontoor Brands, Inc., a global lifestyle apparel company.

Director Qualifications:

Through her positions at Qurate Retail Group and QVC, Ms. Campbell has extensive knowledge in consumer driven product innovation, marketing and brand building, and traditional and new media platforms, as well as leading teams for long term growth and evolution.

Karl G. Glassman



Board Chairman

Director Since: 2002
Chairman Since: 2020
Age: 67

Committees:
None

Professional Experience:

Mr. Glassman has served as the Company's President and Chief Executive Officer since May 2024, and served as segment manager of Specialized Products on a temporary basis until February 2025. Mr. Glassman previously served as the Company's Executive Chairman of the Board from 2022 until his retirement in May 2023 and was first appointed Chairman of the Board in 2020. Mr. Glassman also served as the Company's Chief Executive Officer from 2016 to 2021, as President from 2013 to 2019, Chief Operating Officer from 2006 to 2015, Executive Vice President from 2002 to 2013, President of the former Residential Furnishings segment from 1999 to 2006, Senior Vice President from 1999 to 2002, and in various capacities since 1982.

Education:

Mr. Glassman holds a degree in business management and finance from California State University—Long Beach.

Director Qualifications:

As the Company's President and CEO with decades of experience in Leggett's senior management team, Mr. Glassman offers exceptional knowledge of the Company's operations, strategy, and governance, as well as its customers and end markets. Mr. Glassman also served on the Board of Directors of the National Association of Manufacturers through the end of 2022.

Joseph W. McClanathan



Independent Director

Director Since: 2005
Age: 73

Committees:
HRC
NGS, Chair

Professional Experience:

Mr. McClanathan served as President and Chief Executive Officer of the Household Products Division of Energizer Holdings, Inc., a manufacturer of portable power solutions, from 2007 through his retirement in 2012. Previously, he served Energizer as President and Chief Executive Officer of the Energizer Battery Division from 2004 to 2007, as President—North America from 2002 to 2004, and as Vice President—North America from 2000 to 2002.

Education:

Mr. McClanathan holds a degree in management from Arizona State University.

Public Company Boards:

Mr. McClanathan currently serves as a director of Brunswick Corporation, a market leader in the marine industry.

Director Qualifications:

Through his leadership experience at Energizer and as a former director of the Retail Industry Leaders Association, Mr. McClanathan offers an exceptional perspective to the Board on manufacturing operations, marketing and development of international capabilities.

Srikanth Padmanabhan



Independent Director

Director Since: 2018
Age: 61

Committees:
Audit
NGS

Professional Experience:

Mr. Padmanabhan served as Executive Vice President and President, Operations of Cummins Inc., a global manufacturer of engines and power solutions, from 2024 until his retirement in April 2025. He previously served as President of its Engine Business segment from 2016 to 2023, as Vice President—Engine Business from 2014 to 2016, Vice President and General Manager of Emission Solutions from 2008 to 2014, and in various other capacities since 1991.

Education:

Mr. Padmanabhan holds a bachelor's degree in mechanical engineering from the National Institute of Technology in Trichy, India, a Ph.D. in mechanical engineering from Iowa State University, and has completed the Advanced Management Program at Harvard Business School.

Public Company Boards:

Mr. Padmanabhan is a director of Terex Corporation, a global manufacturer of advanced specialty vehicles, materials processing machinery, mobile elevating work platforms, and equipment for the electric utility industry.

Director Qualifications:

With over 30 years at Cummins in a variety of leadership roles, Mr. Padmanabhan offers considerable knowledge of the automotive industry and the industrial sector. He brings extensive experience in managing operations, technology and innovation across a multi-billion-dollar global business. He has lived and worked in India, the United States, Mexico, and the United Kingdom.

Jai Shah



Independent Director

Director Since: 2019
Age: 59

Committees:
Audit
HRC, Chair

Professional Experience:

Mr. Shah serves as a Group President of Masco Corporation, a Fortune 500 global leader in the design, manufacture and distribution of branded home improvement and building products. In this position since 2018, Mr. Shah currently has responsibility for operating companies with leading brands in global decorative and rough plumbing in North America and previously headed Masco's platform of decorative architectural and wellness businesses. Mr. Shah is also responsible for Masco's Corporate Strategic Planning activities. He previously served as President of Delta Faucet Company, a Masco business unit, from 2014 to 2018, as Vice President and Chief Human Resources Officer for Masco from 2012 to 2014, and in various capacities since 2003. Prior to Masco, Mr. Shah held a number of senior management positions at Diversey Corporation and served as Senior Auditor for KPMG Peat Marwick Chartered Accountants.

Education:

Mr. Shah is a Certified Public Accountant and Chartered Professional Accountant (Canada) and holds an MBA from the University of Michigan, as well as bachelor's and master's degrees in accounting from the University of Waterloo in Ontario, Canada.

Director Qualifications:

Mr. Shah's range of experience at Masco in a variety of operational, financial and corporate roles offers the Board a broad perspective on relevant issues facing global corporations, including growth strategy development and implementation, talent management, and adapting to e-business and market innovations.

Phoebe A. Wood



Independent Director

Director Since: 2005
Age: 72

Committees:
Audit, Chair
NGS

Professional Experience:

Ms. Wood has been a principal in CompaniesWood, a consulting firm specializing in early stage investments, since her 2008 retirement as Vice Chair and Chief Financial Officer of Brown-Forman Corporation, a diversified consumer products manufacturer, where she had served since 2001. Ms. Wood previously held various positions at Atlantic Richfield Company, an oil and gas company, from 1976 to 2000. Ms. Wood has also served as Chief Executive Officer of KirtleyWood LLC, a board advisory firm, since January 2025.

Education:

Ms. Wood holds a degree in psychology from Smith College and an MBA from UCLA.

Public Company Boards:

Ms. Wood is a director of Invesco, Ltd., an independent global investment manager, and PPL Corporation, a utility and energy services company. Ms. Wood previously served as a director of Pioneer Natural Resources, an independent oil and gas company, from 2013 to 2024.

Director Qualifications:

From her career in business and various directorships, Ms. Wood provides the Board with a wealth of understanding of the strategic, financial and accounting issues the Board addresses in its oversight role.

The Board recommends that you vote FOR the election of each of the director nominees.

PROPOSAL TWO: Ratification of Independent Registered Public Accounting Firm

The Audit Committee is directly responsible for the appointment of the Company's independent registered public accounting firm and has selected PricewaterhouseCoopers LLP ("PwC") for the fiscal year ending December 31, 2026. PwC has been our independent registered public accounting firm continuously since 1991.

The Audit Committee regularly evaluates activities to assure continuing auditor independence, including whether there should be a regular rotation of the independent registered public accounting firm. As with all matters, the members of the Audit Committee perform assessments in the best interests of the Company and our investors and believe that the continued retention of PwC meets this standard.

Although shareholder ratification of the Audit Committee's selection of PwC is not required by the Company's bylaws or otherwise, the Board is requesting ratification as a matter of good corporate practice. If our shareholders fail to ratify the selection, it will be considered a direction to the Audit Committee to consider a different firm. Even if this selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time during the year if it determines that such a change is in the best interest of the Company and our shareholders.

PwC representatives are expected to be available at the Annual Meeting. They will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate shareholder questions.

The Board recommends that you vote FOR the ratification of PwC

as the independent registered public accounting firm.

Audit and Non-Audit Fees

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of the independent external audit firm, directly involved in the selection of the lead engagement partner, and responsible for the audit fee negotiations associated with retaining PwC. The fees billed or expected to be billed by PwC for professional services rendered in fiscal years 2025 and 2024 are shown below.

Type of Service	2025	2024
Audit Fees[1]	$2,911,061	$3,095,800
Audit-Related Fees[2]	168,846	176,689
Tax Fees[3]	268,292	459,598
All Other Fees[4]	5,837	5,246
Total	$3,354,036	$3,737,333

(1) Includes rendering an opinion on the Company's consolidated financial statements and the effectiveness of internal control over financial reporting; quarterly reviews of the Company's financial statements; statutory audits, where appropriate; comfort and debt covenant letters; and services in connection with regulatory filings.

(2) Includes audits of employee benefit plans and other attest services.

(3) Includes preparation and review of tax returns and tax filings; tax consulting and advice related to compliance with tax laws; tax planning strategies; and tax due diligence related to acquisitions and joint ventures.

(4) Includes use of an international tax reporting software and subscription fees to access accounting and financial reporting content.

Pre-Approval Procedures for Audit and Non-Audit Services

The Audit Committee has established a procedure for pre-approving the services performed by the Company's auditors. All services provided by PwC in 2025 were approved in accordance with the adopted procedures. There were no services provided or fees paid in 2025 for which the pre-approval requirement was waived.

The procedure provides standing pre-approval for:

Audit Services : quarterly reviews of the Company's financial statements; statutory audits, where appropriate; services related to SEC registration statements (including comfort and debt covenant letters); consents and assistance in responding to SEC comment letters; consultations as to accounting or disclosure treatment of transactions or events; and services in connection with regulatory filings.

Audit-Related Services : consultation on new or proposed transactions, statutory requirements, or accounting principles; reports related to contracts, agreements, arbitration, or government filings; continuing professional education; financial statement audits of employee benefit plans; and due diligence and audits related to acquisitions, dispositions and joint ventures.

Tax Services : preparation and review of Company and related entity income, sales, payroll, property, and other tax returns and tax filings and permissible tax audit assistance; preparation and review of expatriate and similar employee tax returns and tax filings; tax consulting and advice related to compliance with applicable tax laws and transfer pricing matters; tax planning strategies and implementation; and tax due diligence related to acquisitions, dispositions and joint ventures.

Any other audit, audit-related, or tax services provided by the Company's auditors require specific Audit Committee pre-approval. The procedure requires the Audit Committee to specifically pre-approve the terms of the annual audit services engagement letter with the Company's auditor, including all audit procedures required to render an opinion on the Company's annual financial statements and on the effectiveness of the Company's internal control over financial reporting. The Audit Committee must specifically approve, if necessary, any changes in terms of the annual audit engagement resulting from changes in audit scope, Company structure or other matters. The Audit Committee must also specifically approve in advance all other permissible Non-Audit Services to be performed by the Company's auditors. The procedure prohibits certain non-audit services from being provided by the independent auditor under SEC rules.

Management provides quarterly reports to the Audit Committee regarding the nature and scope of any non-audit services performed and any fees paid to the auditors for all services. The Audit Committee has determined that the provision of the approved Non-Audit Services by PwC in 2025 is compatible with maintaining PwC's independence.

Audit Committee Report

The current Audit Committee is composed of five non-management directors who are independent as required by SEC and NYSE rules. The Audit Committee operates under a written charter adopted by the Board which is posted on the Company's website at *www.leggett.com/governance*.

Management is responsible for the Company's financial statements and financial reporting process, including the system of internal controls. PwC, our independent registered public accounting firm, is responsible for expressing an opinion on the conformity of the audited consolidated financial statements with accounting principles generally accepted in the United States.

The Audit Committee is responsible for monitoring, overseeing, and evaluating these processes, providing recommendations to the Board regarding the independence of and risk assessment procedures used by our independent registered public accounting firm, selecting and retaining our independent registered public accounting firm, and overseeing compliance with various laws and regulations.

At its meetings, the Audit Committee reviewed and discussed the Company's audited financial statements with management and PwC. The Audit Committee also discussed with PwC all items required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the SEC.

The Audit Committee received the written disclosures and letter from PwC required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence and has discussed PwC's independence with them.

The Audit Committee has relied on management's representation that the financial statements have been prepared in conformity with accounting principles generally accepted in the United States and on the opinion of PwC included in their report on the Company's financial statements.

Based on review and discussions with management and PwC referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's 2025 Annual Report on Form 10-K.

Phoebe A. Wood (Chair)
Mary Campbell
Jai Shah
Angela Barbee
Srikanth Padmanabhan

PROPOSAL THREE: Advisory Vote to Approve Named Executive Officer Compensation

Pursuant to Section 14A of the Securities Exchange Act of 1934, Leggett's shareholders have the opportunity to vote on an advisory resolution, commonly known as "Say-on-Pay," to approve the compensation of Leggett's Named Executive Officers (NEOs), as described in the Executive Compensation and Related Matters section beginning on page 31.

Since Say-on-Pay was implemented in 2011, our shareholders have supported the compensation of our NEOs with over 90% or more of the vote (with 95% support in 2025). Our Board has adopted a policy providing for an annual Say-on-Pay vote.

Our HRC Committee is committed to creating an executive compensation program that enables us to attract and retain a superior management team that has targeted incentives to build long-term value for our shareholders. The Company's compensation package uses a mix of cash and equity-based awards to align executive compensation with our annual and long-term performance. These programs reflect the Committee's philosophy that executive compensation should provide greater rewards for superior performance, as well as accountability for underperformance. At the same time, we believe our programs do not encourage excessive risk-taking by management. The Board believes that our philosophy and practices have resulted in executive compensation decisions that are appropriate and that have benefited the Company over time.

For these reasons, the Board requests our shareholders approve the compensation paid to the Company's NEOs as described in this proxy statement, including the Compensation Discussion and Analysis, the executive compensation tables and the related footnotes and narrative accompanying the tables.

Because your vote is advisory, it will not be binding upon the Board; however, the HRC Committee and the Board have considered and will continue to consider the outcome of the vote when making decisions for future executive compensation arrangements.

The Board recommends that you vote FOR the Company's Named Executive Officer compensation package.

PROPOSAL FOUR: Approval of the Amendment and Restatement of the Flexible Stock Plan

The amended and restated Flexible Stock Plan (the "Plan") was last approved by our shareholders in 2025 (the "2025 Plan"). The Plan provides for the award of stock-based benefits to attract and retain valuable employees, directors and other key individuals, align the interests of participants with shareholders, and reward outstanding performance. At its meeting on February 26, 2026, the Board of Directors recommended our shareholders approve the amended and restated Plan set forth in full in the Appendix (the "2026 Restatement"). If approved by the Company's shareholders, the 2026 Restatement will become effective as of May 21, 2026 (the "Effective Date") and will continue in effect until the tenth anniversary of the Effective Date.

Under the 2025 Plan, each share granted under any type of award (including full value awards, options, and stock appreciation rights) count as one share against the shares available under the Plan. The Company has largely discontinued granting options (although previously granted options remain outstanding primarily under the Deferred Compensation Program).

As of March 13, 2026, there were approximately 4.8 million shares potentially issuable from prior awards under the 2025 Plan (4.5 million full value awards and 0.3 million options), while approximately 4.2 million shares remained available under the 2025 Plan for future grants. If shareholders approve the 2026 Restatement, the shares available will be increased by 4.0 million shares for a total of approximately 8.2 million shares available for future grants under the Plan (excluding forfeitures of existing awards that again become available for issuance under the Plan).

In addition to increasing the number of shares available under the Plan, the 2026 Restatement also (i) extends the term of the Plan by one year, (ii) adds a non-employee director annual compensation limit, and (iii) adds a requirement for the CEO to hold any net shares received (i.e., shares remaining after payment of taxes) from the exercise of options or stock appreciation rights. Shareholder approval of the 2026 Restatement will constitute approval of the material terms of the Plan. If our shareholders fail to approve the 2026 Restatement, the 2025 Plan will continue as currently in effect.

While we have tax-qualified stock purchase plans for employees generally, the Flexible Stock Plan is our only vehicle for granting non-qualified equity benefits. The Plan's flexible design permits equity-based awards to be tailored to the needs of the Company and to comply with changing business, tax and regulatory environments.

Key Features of the Plan

Double-Trigger Vesting of Awards upon a Change in Control. The Plan does not permit awards to vest solely upon the occurrence of a change in control (unless the acquirer requires that outstanding awards be terminated as a result of the change in control), but awards vest in connection with certain terminations of employment following a change in control.

Minimum Vesting. For Awards issued after May 8, 2024, the Plan requires a mandatory minimum vesting period of at least one year for at least 95% of the shares, except in the case of disability, death or in certain circumstances following a change in control.

Clawback. The Committee is authorized to cancel cash and equity time-based and performance awards and require repayment to the Company under the circumstances described below at page 28.

No Repricing. The Plan prohibits the cancellation of an outstanding, underwater option or stock appreciation right ("SAR") for the purpose of reissuing to the participant at a lower exercise price or granting a replacement award of a different type. Unless following a change in our capital stock, the exercise price of an option or SAR may not be reduced without shareholder approval.

No Cash Buyouts. The Plan prohibits the cash buyout of an underwater option or SAR without shareholder approval.

No Discounted Options or SARs. Options and SARs may not be granted with exercise prices lower than the fair market value of the underlying shares on the grant date.

No Evergreen Provision. There is no "evergreen" feature pursuant to which the shares authorized for issuance under the Plan can be automatically increased.

No Tax Gross-ups. The Plan does not provide for any tax gross-ups.

No Dividend or Dividend Equivalents on Unvested Awards. The Plan allows for dividend and dividend equivalents, based on dividends declared on common stock, to be credited as of the applicable dividend payment date, during the period between the date of grant and the date the award vests, but prohibits the payment of dividend or dividend equivalents unless the underlying award becomes vested.

Limits on Compensation to Non-Employee Directors. The Plan contains an annual limitation on non-employee director compensation of $750,000, which includes the grant date fair value of equity awards and cash or other consideration.

CEO Stock Holding Requirement. The Plan requires our CEO to hold for at least one year any net shares received (i.e., shares remaining after payment of taxes) from Option or SAR exercises.

Ten-Year Term. The Plan will terminate on May 21, 2036, the tenth anniversary of the date of shareholder approval, provided that if our shareholders fail to approve the 2026 Restatement, the 2025 Plan will continue as currently in effect, including that the Plan will terminate on May 7, 2035.

Independent Administration. The HRC Committee, an independent committee of the Board of Directors, currently administers the Plan.

How We Use Stock Compensation

We have encouraged and promoted employee stock ownership at all levels of the Company for many years. In 2025, approximately 2,100 employees contributed their own funds to purchase Company stock under various stock purchase plans. The HRC Committee has weighted our executives' compensation toward Leggett equity granted and administered through the Plan.

Performance Stock Units. Leggett's long-term focus emphasizes sustained, profitable growth and shareholder alignment. We grant PSUs as a primary component of our senior executives' compensation to drive and reward those results, with 60% of the long-term incentive granted as PSUs. The PSUs granted in 2024, 2025 and 2026 support our operational goals by allocating 50% of the payout to total adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) generated over the three-year performance period and 50% of the payout to return on invested capital (ROIC). These results are subject to a payout multiplier of 0.75 to 1.25 based on our relative total shareholder return (TSR). Fifty percent of the PSUs are settled in shares of common stock, while fifty percent are settled in cash, although the Company reserves the right, except for distributions to persons subject to Section 16 of the Securities Exchange Act of 1934, to settle all PSUs in cash. The PSUs, including the calculation of adjusted EBITDA, ROIC and relative TSR, are described on page 37.

Restricted Stock Units. The remaining 40% of our senior executives' long-term incentive is granted as RSUs, along with RSU grants to a broad group of managers and key employees. These RSUs vest in one-third increments at 12, 24 and 36 months after the grant date. RSUs are also awarded intermittently to select new hires and existing employees for retention, motivation or recognition.

Deferred Compensation. Leggett had 71 managers and directors eligible for the Deferred Compensation Program in 2025, and they collectively deferred approximately $1.5 million of their cash compensation into stock units. Stock units and reinvested dividend equivalent accruals are acquired at a 20% discount to the market price of Company common stock. Prior to 2025, participants could also choose at-market stock options with the underlying shares of common stock having an initial market value five times the amount of compensation forgone, with an exercise price equal to the closing market price of our common stock on the grant date. Effective in 2025, stock options were eliminated as an investment alternative in the Deferred Compensation Program. However, previously granted stock options remain outstanding.

Retirement. We also use shares from the Plan for our executives' primary retirement plan, the ESU Program. Executives contribute up to 10% of their cash compensation above a certain threshold into diversified investments in their accounts, which are held until they retire or terminate employment. The Company matches 50% of the executives' contributions with stock units acquired at a 15% discount to the market price of Company common stock and provides an additional match of up to 50% if the Company meets certain performance targets.

Directors. Our seven non-employee directors receive a portion of their annual compensation at their election either in restricted stock or RSUs, consisting of an award with a grant date value of $160,000, and an additional value of $30,000 for the Lead Director. The restricted stock or RSUs vest the day before the following year's annual shareholder meeting. Electing RSUs enables directors to defer receipt of the shares for two to ten years while accruing dividend equivalent shares at a 20% discount to market price over the deferral period. Directors may also participate in the Deferred Compensation Program described above by deferring some or all of their cash retainers for board and committee service.

Stock Options. Non-qualified stock options ("NQSOs") have been occasionally granted to senior executives in connection with promotions or for retention purposes. These options are granted with an exercise price equal to the closing price of the Company's common stock on the grant date. Options vest and become exercisable in three annual installments beginning 18 months after the grant date and have a maximum 10-year term.

Company Stock Price. The closing market price for our common stock on March 13, 2026 was $10.18.

Burn Rate and Overhang

We believe we have been judicious in our use of shares previously authorized by shareholders under the Plan, and we are committed to closely monitoring share usage. Two common measures of a stock plan's cost are known as "burn rate" and "overhang."

Burn rate refers to the rate at which shares issued under the Plan increase the number of shares outstanding. Over the last three years, we have maintained an average burn rate of 1.10% per year. We calculate burn rate as the sum of options granted during each year plus full value awards granted or vested during each year (as detailed below), as a percentage of the weighted average common shares outstanding.

Burn Rate

Year	Options	Full Value Awards[1]	Total Awards	Weighted Average Shares Outstanding	Burn Rate
2025	40,561	1,980,032	2,020,593	135,470,265	1.49%
2024	17,160	1,506,873	1,524,033	134,300,605	1.13%
2023	24,953	898,264	923,217	133,319,071	0.69%
				3-year average	1.10%

(1) Full value awards included stock units issued under the Deferred Compensation Program and the ESU Program during the year, restricted stock and RSU awards granted during the year, and PSUs vested during the year. The details for the last three years' PSU grants, vesting and forfeitures are in the following chart. The numbers reflect the stock-settled PSUs at a 200% maximum payout.

Performance-Based Awards	Shares
Non-vested at 12/31/2022	526,604
Granted	295,514
Vested	3,196
Forfeited	260,160
Non-vested at 12/31/2023	558,762
Granted	797,278
Vested	2,503
Forfeited	260,745
Non-vested at 12/31/2024	1,092,792
Granted	1,140,046
Vested	—
Forfeited	295,514
Non-vested at 12/31/2025	1,937,324

Overhang measures the degree to which our shareholders' ownership may be diluted by stock-based compensation awarded under the Plan. Our overhang as of March 13, 2026, was determined by dividing the stock awards outstanding by the common shares outstanding.

Overhang

	279,342	Options Outstanding:
		Weighted Average Exercise Price: $38.20
		Weighted Average Term: 4.12
	4,480,250	Full-Value Awards Outstanding
	4,759,592	Total Awards Outstanding
Divided by	136,375,853	Common Shares Outstanding on March 13, 2026
	3.5%	Overhang as of March 13, 2026

The 4,480,250 full-value awards outstanding consist of 1,765,768 unvested, time-based awards, 2,651,692 unvested, stock-settled performance-based awards at 200% maximum payout, and 62,790 unvested awards under the ESU Program, but excludes 3,806,076 vested stock units in the ESU Program, the Deferred Compensation Program, and the Plan, and 2,651,530 unvested, cash-settled performance-based awards at 200% maximum payout. The 4,159,883 shares available for grant under the 2025 Plan as of March 13, 2026 are not included in the above calculation. Adding those shares to the total awards outstanding would increase the overhang percentage to 6.54%. Adding the new 4,000,000 shares to be available for grant under the 2026 Restatement would increase the overhang percentage to 9.47%.

We are strongly committed to a culture of employee stock ownership. Accordingly, we believe the approval of the 2026 Restatement is critical to our ability to attract, retain and reward the caliber of employees necessary to achieve superior performance.

Description of the Plan

The following description of the Plan is qualified in its entirety by the full 2026 Restatement, which is attached as an Appendix. If approved by the Company's shareholders, the 2026 Restatement will become effective as of the Effective Date and will continue in effect until the tenth anniversary of the Effective Date.

The Plan provides for awards to eligible participants in the form of stock options, SARs, restricted stock, stock units, performance awards, other stock-based awards and other awards, which may include cash awards.

Awards may be granted to (i) employees, (ii) non-employee directors, and (iii) individuals or entities providing services to the Company or an affiliate of the Company, to attract and retain valuable employees, directors and other key individuals, align the interests of participants with shareholders, and reward outstanding performance. As of March 13, 2026, a total of approximately 334 employees, and seven non-employee directors were eligible and participating in the Plan, and there were no other individuals or entities providing services to the Company or an affiliate of the Company participating in the Plan. The number of awards that may be granted to a participant under the Plan is in the discretion of the HRC Committee and therefore cannot be determined in advance. See the Grants of Plan-Based Awards in 2025 table at page 48 for information regarding equity-based awards granted to our named executive officers. Awards settled in cash do not reduce the number of shares available for grant. If an award expires or is terminated, cancelled or forfeited, the shares covered by that award will again be available for issuance under the Plan. The following shares will not become available for reissuance under the Plan:

- Shares tendered by participants or withheld as full or partial payment to the Company upon exercise of options granted under the Plan;
- Shares subject to a SAR or an option that are not issued upon net settlement or exercise of the SAR or the option;
- Shares withheld by, or otherwise remitted to, the Company to satisfy a participant's tax withholding obligations on awards granted under the Plan; and
- Shares that have been repurchased by the Company using cash proceeds received by the Company from the exercise of options granted under the Plan.

Under the 2026 Restatement, all awards (including full-value awards, options and SARs) will count as one share against the shares available under the Plan. All shares available under the Plan may be granted as any type of award. Up to one hundred percent of the shares available under the Plan may be granted as incentive stock options ("ISOs").

Outstanding awards, as well as the number of shares reserved under the Plan and the maximum number of shares issuable to participants, will be appropriately adjusted to reflect any stock dividend, stock split, spin-off or similar change to the Company's capital stock.

The Committee administering the Plan consists of at least two directors who are intended to qualify as "non-employee directors" as defined in Rule 16b-3 of the Securities Exchange Act of 1934 (the "Exchange Act"). Members of the Committee are appointed by the Board. Currently, the HRC Committee of the Board serves as the Committee administering the Plan. The HRC Committee has full authority and discretion to (i) select participants, (ii) determine the type, size, and conditions applicable to awards, (iii) determine to what extent awards may be settled in cash, shares, or other property, or may be cancelled or suspended, (iv) determine to what extent amounts payable from an award under the Plan may be deferred, either automatically or at the election of the participant, (v) interpret and administer the Plan and any agreement issued thereunder, and (vi) establish rules, appoint agents, and take any other action it deems necessary or desirable for the administration of the Plan. To the extent permitted by law, the HRC Committee may delegate all or any part of its authority under the Plan, except for grants to individuals who are subject to Section 16 of the Exchange Act.

The Board has the sole right and power to amend or terminate the Plan at any time, except that it may not amend the Plan, without approval of Company shareholders, in a manner that would cause ISOs to fail to qualify as such, increase the number of shares available under the Plan (other than in connection with a stock split or similar change to the Company's capital stock), expand the classes of individuals eligible to receive awards, otherwise require shareholder approval under the rules of the applicable exchange, or violate applicable law. The amendment or termination of the Plan will not adversely affect a participant's right to any outstanding awards without such participant's consent.

Vesting upon a Change in Control. The Plan provides for double-trigger vesting in the event of a change in control of the Company (as defined in the Plan). If, following a change in control, the participant's employment is terminated by the Company for reasons other than disability or cause (as defined in the applicable award agreement), or the participant terminates employment for good reason (as defined in the applicable award agreement), then awards that are subject to time-based vesting conditions shall immediately vest and performance awards shall be deemed earned at the maximum payout level and immediately vest. However, if the acquirer in the change in control requires that outstanding awards be terminated as a result of the change in control, then awards that are subject to time-based vesting conditions shall immediately vest and performance awards shall be deemed earned at the maximum payout level and immediately vest. To the extent consistent with the foregoing, in the event of a Change in Control, the HRC Committee may, among other things: (i) accelerate any time periods relating to the exercise or realization of awards; (ii) purchase an award, upon the participant's request, for the amount which could have been attained upon the exercise or realization of the award had it been currently exercisable or payable; (iii) adjust outstanding awards as it deems appropriate to reflect such transaction, and (iv) cause outstanding awards to be assumed or substituted by the surviving corporation.

Description of Awards

Restricted Stock. These are awards of common stock, the grant, vesting, issuance, or retention of which is subject to certain conditions expressed in the award agreement. Shares of restricted stock have full voting rights, and accrue dividends during the restricted period; provided, however, dividends accrued during the restricted period shall be paid only if, and when, the underlying restricted stock vests. The HRC Committee will determine the price, if any, at which restricted stock is sold or awarded.

Stock Units. These represent the right to receive the value of a number of shares of common stock, the grant, vesting, issuance, or retention of which is subject to certain conditions expressed in the award agreement. Stock units may be settled in cash or in stock, as determined by the HRC Committee, and as specified in the award agreement. Stock units represent an unfunded and unsecured obligation of the Company. Stock units have no voting or dividend rights, but may accrue dividend equivalents, as determined by the HRC Committee. Dividend equivalents may accrue on unvested stock units and entitle the holder to acquire additional stock units, but such additional stock units shall be converted into common stock and distributed only if, and when, the underlying stock units become vested. The HRC Committee will determine the price, if any, at which stock units are sold or awarded to participants.

Performance Awards. A performance award entitles a participant to receive a specified number of shares of common stock (or cash equal to the fair market value of such shares) at the end of a performance period, as specified in the award agreement. The ultimate number of shares distributed (or cash paid) depends upon the extent to which pre-established performance objectives are met during the applicable performance period.

Stock Options. A stock option is the right to acquire shares of common stock at a fixed exercise price for a fixed period of time not to exceed ten years. The option price per share cannot be less than the fair market value of the Company's common stock on the grant date. Options cannot be exercised until they are vested. All option terms and conditions will be determined by the HRC Committee.

The HRC Committee may grant options intended to qualify as ISOs pursuant to Section 422 of the Internal Revenue Code, as well as NQSOs under the Plan. However, we currently do not grant ISOs and do not have any outstanding ISOs. As previously referenced, the Company no longer grants broad-based option awards on a regular basis. In 2025, options were removed as an investment alternative in the Deferred Compensation Program.

Stock Appreciation Rights. This award gives a participant the right to receive, for each SAR exercised, an amount equal to the excess of the fair market value of a share of common stock on the date the SAR is exercised over the fair market value of a share on the date the SAR was granted. SARs may have terms up to ten years, may be settled in cash or in stock, as determined by the HRC Committee, and are subject to the terms and conditions of the award agreement. We currently do not grant SARs.

Other Stock-Based Awards. The HRC Committee may grant other stock-based awards which may include, without limitation, the grant of shares of common stock and the grant of securities convertible into shares of common stock. Other stock-based awards may be settled in stock or in cash.

Other Awards. The HRC Committee may provide types of awards under the Plan in addition to those specifically listed, such as cash awards, if the HRC Committee believes that such awards would further the purposes for which the Plan was established.

Award Conditions and Administration

Awards are typically evidenced by an agreement describing the award's terms and conditions. Such an agreement may include: description of the type of award; the award's duration; if an option, the exercise price, the exercise period and the person or persons who may exercise the option; the effect of the participant's disability, death or termination of employment on the award; the award's conditions, vesting or performance criteria; when, if, and how it may be forfeited, converted into another award, modified, exchanged for another award, or replaced; and the trading restrictions on any shares purchased or granted under the Plan.

The HRC Committee may require the satisfaction of certain performance criteria as a condition to the grant or vesting of any award.

The HRC Committee may allow the exercise price of an option or payment price of an award to be paid in cash, with shares owned by the participant, or a combination of both. Options also may be exercised in a broker-assisted, cashless exercise or other cashless exercise, as permitted by the HRC Committee.

The Company may withhold from option exercises or other awards any amount necessary to satisfy tax withholding requirements arising from the option exercise or award. The HRC Committee may, at any time, require a participant to pay in cash the amount necessary to comply with withholding requirements.

An award may be granted in tandem with another award, except that only SARs may be granted in tandem with an ISO.

Subject to the requirements of Code Section 409A, and upon the terms established by the HRC Committee, participants may defer receipt of awards, interest may be earned on cash deferrals, and dividends or dividend equivalents may accrue on deferrals denominated in stock units but will be payable only to the extent that the deferrals vest.

Unless the HRC Committee provides otherwise (except with respect to ISOs), awards may not be pledged, encumbered or charged and are not transferrable or assignable except by will or the laws of descent and distribution.

Modifications to Awards

Any award may be converted, modified, forfeited or cancelled, in whole or in part, by the HRC Committee to the extent permitted in the Plan or applicable award agreement, or with the participant's consent.

The HRC Committee may permit a participant to surrender an award in exchange for a new award to the extent such surrender would not result in adverse tax consequences under Code Section 409A; provided however, the HRC Committee may not cancel an outstanding option or SAR that is underwater for the purpose of reissuing the option to the participant at a lower exercise price, provide the participant a cash buyout of the underwater option or SAR, or grant a replacement award of a different type for the underwater option or SAR, without shareholder approval. Unless following a change in the Company's capital stock, the exercise price of an option or SAR may not be reduced without shareholder approval.

If an award is subject to Code Section 409A, an award may be modified, replaced or terminated in the discretion of the HRC Committee to the extent necessary to comply with such provision. In addition, in the event that a participant is determined to be a specified employee under Code Section 409A, any payment upon separation from service will be made or begin, as applicable, six months following the date of separation from service to the extent necessary to avoid adverse tax consequences under Code Section 409A.

Clawbacks

The HRC Committee may, in its discretion, cancel all or any portion of a cash or equity time-based or performance award if the recipient (i) violates any confidentiality, non-solicitation or non-compete obligations or terms in an award agreement, employment agreement, confidentiality agreement, separation agreement, and/or any other similar agreement, (ii) engages in improper conduct contributing to the need to restate any external Company financial statement, (iii) commits an act of fraud or significant dishonesty, or (iv) commits a significant violation of any of the Company's written policies or applicable laws.

The HRC Committee may require an award recipient to forfeit and repay to the Company any or all of the income or other benefit received on the vesting, exercise, or payment of a cash or equity time-based or performance award (i) in the preceding three years if, in its discretion, the HRC Committee determines that the recipient engaged in any of the foregoing activities and that such activity resulted in a significant financial or reputational loss to the Company, (ii) to the extent required under applicable law or securities exchange listing standards, or (iii) to the extent required or permitted under any written policy of the Company dealing with recoupment of compensation, subject to any limits of applicable law.

New Plan Benefits

The HRC Committee has discretion to select the individuals who will receive awards under the Plan and the amount of any such awards. As a result, the future recipients of awards (and the amounts of those awards) under the Plan are not presently determinable. In addition, since our directors and executive officers are eligible to receive awards under the Plan, they have an interest in this proposal.

Federal Income Tax Consequences

The following is a summary of the current general federal income tax consequences of awards granted under the Plan to U.S. taxpayers. Tax consequences for any particular individual or transaction may be different and are subject to change.

Non-Qualified Stock Options and Stock Appreciation Rights. A recipient recognizes no taxable income upon the grant of NQSOs or SARs. Upon exercise of either, the recipient will recognize taxable ordinary income equal to the difference between the fair market value of Company stock on the exercise date and the exercise price. Any additional gain or loss recognized upon the subsequent sale or exchange of the stock will be taxed as a short-term or long-term capital gain or loss, as the case may be.

Incentive Stock Options. A recipient recognizes no taxable income upon the grant or exercise of an ISO (except for purposes of the Alternative Minimum Tax, in which case income recognition is the same as for NQSOs). If a recipient exercises an option and sells the shares more than two years after the grant date and more than one year after the exercise date, they will recognize a long-term capital gain or loss equal to the difference between the sale price and the exercise price. If a recipient exercises an option and sells the shares before the end of either of the two-year or one-year holding periods, they will generally recognize: (1) taxable ordinary income equal to the excess of (i) the fair market value of the shares at exercise (or at sale, if less) over (ii) the exercise price of the option, plus (2) if the sale price exceeds the sum of the exercise price and the amount of the ordinary income recognized as a result of the sale, short-term or long-term capital gain, as the case may be, equal to such difference.

Restricted Stock, Stock Units and Performance Awards. A recipient of restricted stock, stock units, performance awards or other awards that are subject to forfeiture prior to vesting generally will recognize no taxable income at the time of grant. As to restricted stock, when the restrictions have lapsed or the performance criteria have been met (upon vesting), the recipient will recognize taxable ordinary income equal to the excess of the fair market value of the Company's stock on the vesting date over the amount paid, if any, for the shares; however, the recipient may elect to be taxed based on the fair market value of the award at the time of grant. As to stock units or performance awards, when vested shares are issued, the recipient will recognize taxable ordinary income equal to the excess of the fair market value of the Company's stock on the issuance date over the amount paid, if any, for the shares, or, if the units or awards are settled in cash, equal to the cash paid.

Deferred Compensation. Participants may defer receipt of certain compensation by electing a future distribution date under the terms of an award or program under the Plan. Generally, such deferred compensation becomes taxable when the amounts are distributed. Code Section 409A significantly restricts the ability to defer taxation of compensation, including the deferral of income related to awards granted under the Plan. Any deferral of compensation under the Plan or the terms of an award that does not meet the requirements of Code Section 409A may cause the recipient to be subject to additional taxation and penalties.

Change in Control. If there is an acceleration of the vesting or payment of benefits or an acceleration of the exercisability of options upon a change in control of the Company, all or a portion of the accelerated benefits may constitute "excess parachute payments" under Code Section 280G. The recipient of an excess parachute payment generally incurs an excise tax of 20% of the amount of the payment in excess of their average annual compensation over the five calendar years preceding the year of the change in control. The Company is not entitled to a deduction for excess parachute payments. The Company does not make gross-up payments to employees in the event Code Section 280G excise taxes are triggered.

Tax Effect to the Company. The Company will generally receive a tax deduction equal to the taxable ordinary income recognized by a recipient from an award granted under the Plan, subject to certain limitations. The Company's deduction will be taken in the same year the recipient recognizes taxable income.

Vote Required to Approve the Amendment

The adoption of this proposal requires the affirmative vote of (i) a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting and (ii) a majority of the votes cast on this proposal.

The Board recommends that you vote FOR the amendment of the Flexible Stock Plan.

Discretionary Vote on Other Matters

We are not aware of any business to be acted upon at the Annual Meeting other than the four items described in this proxy statement. Your signed proxy, however, will entitle the persons named as proxy holders to vote in their discretion if another matter is properly presented at the meeting. If one of the director nominees is not available as a candidate for director, the proxy holders will vote your proxy for such other candidate as the Board may nominate.

Executive Compensation and Related Matters

Compensation Discussion & Analysis

Our HRC Committee, consisting solely of independent directors, is committed to creating and overseeing an executive compensation program that enables Leggett & Platt to attract and retain a superior management team that receives targeted incentives to build long-term value for our shareholders. To meet these objectives, the HRC Committee has implemented a compensation package that:

- Emphasizes performance-based equity programs.
- Sets incentive compensation targets intended to drive performance and shareholder value.
- Balances rewards between short-term and long-term performance to foster sustained excellence.
- Motivates our executive officers to take appropriate business risks.

This Compensation Discussion and Analysis describes our executive compensation program and the decisions affecting the compensation of our Named Executive Officers (NEOs):

Name	Title
Karl G. Glassman	President and Chief Executive Officer
Benjamin M. Burns	Executive Vice President and Chief Financial Officer
J. Tyson Hagale	Executive Vice President, President—Bedding Products
R. Samuel Smith, Jr.	Executive Vice President, President—Specialized Products and Furniture, Flooring & Textile (FF&T) Products
Jennifer J. Davis	Executive Vice President and General Counsel

Executive Summary

This section provides an overview of our NEOs' compensation structure, Leggett's pay practices, and the HRC Committee's approach to compensation risk management. Additional details regarding the NEOs' pay packages, the HRC Committee's annual review of the executive officers' compensation, and our equity pay practices are covered in the sections that follow. The charts below highlight the overall mix of target compensation for our CEO and all other NEOs as a group for 2025.


CEO 2025 Compensation
Mix at Target
BASE SALARY
13%
ANNUAL
INCENTIVE
18%
RSUs
27%
PSUs
42%
87%
Variable
Compensation


All Other NEOs
2025 Compensation
Mix at Target
PSUs
30%
BASE SALARY
28%
RSUs
20%
ANNUAL
INCENTIVE
22%
72%
Variable
Compensation

Structuring the Mix of Compensation

The HRC Committee uses its judgment to determine the appropriate percentage of fixed and variable compensation, the use of short-term and long-term performance periods, and the split between cash and equity-based compensation. The value of the variable elements depends on the Company's performance and stock prices, aligning our executives' pay with our shareholders' interests. The following table shows the key attributes of our 2025 executive compensation structure used to drive performance and build long-term shareholder value.

Compensation Type	Fixed or Variable	Cash or Equity-Based	Term	Basis for Payment
Base Salary	Fixed	Cash	1 year	Individual responsibilities, performance and experience with reference to external benchmarking
Annual Incentive	Variable	Cash	1 year	Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) (65% weighting) and cash flow or free cash flow (35% weighting)
Long-Term Incentive – 60% allocated to Performance Stock Units	Variable	Equity-Based	3 years	50% based upon total EBITDA and 50% based upon return on invested capital (ROIC), subject to a payout multiplier of ±25% based upon total shareholder return (TSR)[1] relative to peer group
Long-Term Incentive – 40% allocated to Restricted Stock Units	Variable	Equity-Based	3 years	1/3 of the award vests each year following the grant date, with the value of the awards depending upon the Company's share price at the time of vesting

(1) TSR is the change in stock price over the performance period plus reinvested dividends, divided by the beginning stock price. Leggett's three-year TSR is measured relative to approximately 320 peer companies making up the industrial, materials and consumer discretionary sectors of the S&P 500 and S&P MidCap 400.

Incentive Payouts in 2025

For corporate participants, our executives' 2025 annual incentive payouts under the Key Officers Incentive Plan (KOIP) tracked the Company's operational results in 2025, in which the adjusted EBITDA was $383.7 million (versus a target of $389.1 million, resulting in a 96.5% payout) and cash flow was $378.8 million (versus a target of $262.2 million, resulting in a 200% payout). The KOIP, including the calculations and targets for adjusted EBITDA and cash flow, as well as performance metrics, targets and results for our profit center participants, can be found beginning on page 35.

The PSUs granted in 2023 vested on December 31, 2025, with payouts based 50% on the Company's total EBITDA generated over the three-year performance period and 50% of the payout to ROIC. Leggett's total EBITDA from 2023 to 2025 was $1,293.3 million, which placed us below the $1,408.5 million payout threshold. The Company's 8.3% ROIC over the three-year performance period was below the 10.8% payout threshold. The Company's PSUs, including the calculation of total EBITDA and ROIC, which resulted in 0% payout in 2025, as well as the vesting schedules, are described on page 37.

Sound Pay Practices

The Company is committed to executive compensation practices that align the interests of our executives with our shareholders:

What We Do

- ✓ **Pay for Performance** – A significant majority of our NEOs' compensation is at-risk variable compensation.
- ✓ **Multiple Performance Metrics** – Variable compensation is based on more than one measure to encourage balanced incentives.
- ✓ **Incentive Award Caps** – All of our variable compensation plans have maximum payout limits.
- ✓ **Benchmarking** – We compare our compensation package to market surveys and a customized peer group, and the HRC Committee engages an independent consultant.
- ✓ **Stock Ownership Requirements** – All NEOs are subject to robust stock ownership requirements.
- ✓ **Confidentiality & Non-Competition** – All NEOs are subject to contractual confidentiality and non-compete obligations.
- ✓ **Clawbacks** – Mandatory recoupment of excess compensation following a financial restatement and the ability to cancel awards and recoup compensation due to fraud, dishonesty, or violations of Company policies or laws.
- ✓ **Minimum Vesting Period** – Awards under our Flexible Stock Plan are subject to a mandatory one-year minimum vesting period (subject to a 5% carve-out for vesting in certain circumstances).
- ✓ **Annual Say-on-Pay Vote** – Our Board has adopted a policy to hold an advisory vote to approve the Company's executive compensation on an annual basis.

What We Don't Do

- ✕ **No Single-Trigger Change in Control (CIC)** – Our CIC-related cash severance and equity awards have a double trigger, consisting of a CIC and a qualifying termination of employment (unless the acquirer requires outstanding awards be terminated).
- ✕ **No Hedging or Pledging** – We do not permit our executive officers to engage in either hedging or pledging activities with respect to Leggett shares.
- ✕ **No Excessive Perquisites** – Perquisites represent less than 1% of our NEOs' combined compensation.
- ✕ **No Employment Agreements** – All of our NEOs are employed at-will.
- ✕ **No Repricing of Options or Cash Buyouts**
- ✕ **No Liberal Share Recycling**
- ✕ **No Dividends Paid on Equity Awards Prior to Vesting**
- ✕ **No Tax Gross-Ups**

Additional Investment in Leggett Stock

In addition to pay packages that are heavily weighted towards equity-based awards, for many years our NEOs have voluntarily deferred substantial portions of their cash compensation into Company stock through the ESU Program and/or the Deferred Compensation Program. Through participation in these programs, particularly the ESU Program, in which Company equity is held until the executive leaves the Company, our NEOs are further invested in the long-term success of the Company.

Managing Compensation Risk

The HRC Committee regularly reviews whether our executive compensation policies and practices (as well as those that apply to our employees generally) are appropriate and do not create risks or misalignments that are reasonably likely to have a material adverse effect on the Company.

We believe that our compensation programs align our executives' incentives for risk taking with the long-term best interests of our shareholders. We mitigate risk by allocating incentive compensation across multiple components. This structure is designed to reduce the incentive to take excessive risk because it:

- Rewards achievement on a balanced array of performance measures, minimizing undue focus on any single target.
- Stresses long-term performance, discouraging short-term actions that might endanger long-term value.
- Combines absolute and relative performance measures.
- Uses multiple long-term incentive vehicles, including PSUs and RSUs with 3-year vesting schedules.

Additional safeguards against undue compensation risk include stock ownership guidelines, caps on all incentive payouts, and clawbacks for performance-based compensation.

Impact of 2025 Say-on-Pay Vote

Since Say-on-Pay was implemented in 2011, our shareholders have supported the compensation of our NEOs with over 90% or more of the vote. At our 2025 Annual Meeting, 95% of the votes on the Say-on-Pay proposal approved the compensation of our NEOs. The HRC Committee believes that this shareholder vote strongly endorses the Company's compensation philosophy and programs. The HRC Committee took this support into account as one of many factors considered in connection with the discharge of its responsibilities (as described in this Compensation Discussion and Analysis) and in exercising its judgment to establish and oversee our executive compensation arrangements throughout the year.

Our Compensation Components and Programs

Base Salary

Base salary is the only fixed portion of our NEOs' compensation package. Salary levels are intended to reflect specific responsibilities, performance and experience, while taking into account market compensation levels for comparable positions. Although base salary makes up less than one-fourth of our NEOs' aggregate target compensation, it is the foundation for the total package with the variable compensation components set as percentages of base salary:

Name	2025 Base Salary	2025 Annual Incentive: Target Percentage of Base Salary	2025 LTI Awards: Target Percentage of Base Salary
Karl G. Glassman, CEO	$1,275,000	135%	570%
Benjamin M. Burns, CFO	600,000	80%	200%
J. Tyson Hagale, EVP	600,000	80%	200%
R. Samuel Smith, Jr., EVP	525,000	80%	200%
Jennifer J. Davis, EVP	490,000	70%	170%

The HRC Committee reviews and determines the NEOs' base salaries (along with the rest of their compensation packages) during the annual review, which is discussed on page 41.

Annual Incentive

Our NEOs earn their annual incentive, a cash bonus paid under the Key Officers Incentive Plan, based on achieving certain performance targets for the year.

Our executive officers are divided into two groups under the KOIP for 2025, depending upon their areas of responsibility: (i) corporate participants (Glassman, Burns and Davis), whose performance criteria and payouts are based on the Company's overall results, and (ii) profit center participants (Hagale and Smith), whose performance targets are set for the operations for which they are responsible.

Each NEO has a target incentive amount—the amount received for achieving exactly 100% of all performance goals. The target incentive amount is the officer's base salary multiplied by his target incentive percentage. At the end of the year, the target incentive amount is multiplied by the payout percentages for the various performance metrics (each with its own weighting) to determine the annual incentive payout.

Performance Metrics. For the 2025 KOIP, the HRC Committee chose adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) as the primary incentive target with a 65% weighting to focus on profitable operating performance. The other 35% of the annual incentive is based upon cash flow[1], which is critical to fund the Company's ongoing operations, capital expenditures, and dividends. Profit center participants are also subject to a formula-based adjustment ranging from a potential 5% increase for exceptional safety performance to a 20% deduction for critical compliance failures.

(1) For corporate participants: Cash Flow = Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) +/- Change in Working Capital (excluding cash and current maturities of long-term debt) + Non-Cash Impairments – Capital Expenditures.
For profit center participants: Free Cash Flow (FCF) uses the same formula, except (i) EBITDA is adjusted for currency effects and (ii) change in working capital excludes balance sheet items not directly related to ongoing activities.

The EBITDA and cash flow calculations are adjusted for all items of gain, loss or expense (i) from non-cash impairments; (ii) related to loss contingencies identified in the Company's 10-K relating to the fiscal year immediately preceding the performance period; (iii) related to the disposal of a segment of a business; or (iv) related to a change in accounting principle. Financial results from acquisitions are excluded from calculations in the year of acquisition. Financial results from businesses divested during the year are included, but targets relating to the divested businesses will be prorated to reflect only that portion of the year prior to the divestiture. Financial results from businesses classified as discontinued operations are included in the calculations. Financial results are adjusted to exclude (i) certain currency and hedging-related gains and losses, (ii) gains and losses from asset disposals, and (iii) items that are outside the scope of the

Company’s core, ongoing business activities, including changes to the Company’s capital allocation priorities and related uses of cash. For profit center participants, financial results also exclude results from non-operating branches and the impact of corporate allocations.

Targets and Payout Schedules. Upon selecting the metrics, the HRC Committee established performance targets and payout schedules. In setting the payout schedules, the Company evaluated various payout scenarios before selecting one that struck a balance between accountability to shareholders and motivation for participants. In 2025, the payout for each portion of the annual incentive was capped at 200%.

2025 Corporate Payout Schedule

EBITDA (millions)[(1)]		Cash Flow (millions)[(1)]	
Achievement	Payout	Achievement	Payout
<$311.3	0%	<$209.8	0%
311.3	50%	209.8	50%
389.1	100%	262.2	100%
486.4	200%	327.8	200%

2025 Profit Center Payout Schedule

EBITDA and Free Cash Flow[(2)] (Relative to Target)	
Achievement	Payout
<80%	0%
80%	50%
100%	100%
125%	200%

(1) The 2025 results for corporate participants (Glassman, Burns, and Davis) were $383.7 million of EBITDA (which resulted in a 96.5% payout) and $378.8 million of cash flow (resulting in a 200% payout). As reflected in the above table, the EBITDA and cash flow targets have been adjusted in accordance with the terms of the 2025 KOIP Award Formula to take into account the divestiture of the Company's Aerospace Products Group.

(2) As a profit center participant, Mr. Hagale’s target for a 100% payout was $152.0 million of EBITDA ($150.3 million actual, which resulted in a 97.3% payout) and $119.7 million of free cash flow ($193.5 million actual resulting in a 200% payout) for the Bedding Products Segment. Mr. Smith’s target for a 100% payout was $269.6 million of EBITDA ($260.2 million actual resulting in a 91.3% payout) and $195.5 million of free cash flow ($246.0 million actual resulting in a 200% payout) for the Specialized and FF&T Products Segments. These numbers reflect EBITDA and free cash flow targets for Mr. Smith as adjusted in accordance with the terms of the 2025 KOIP Award Formula to take into account the divestiture of the Company's Aerospace Products Group.

The 2025 cash flow, free cash flow, and combined Specialized and FF&T Products' EBITDA targets were lower than 2024 actual performance. The HRC Committee believes the 2025 targets were appropriately rigorous because they were aligned with the mid-point of the Company's 2025 annual sales, EPS and operating cash flow guidance issued in February 2025, which reflected lower volume in all segments and lower expectations regarding the Company's ability to make further significant reductions to working capital levels.

The following table provides the details of the 2025 annual incentive payouts for our NEOs:

Name	Target Incentive Amount				Weighted Payout Percentage					Annual Incentive Payout
Karl G. Glassman	$1,721,250			x	132.7%				=	$2,284,099
	Salary	x	*Target %*		*Metric*	*Payout %*	x	*Weight*		
	$1,275,000		135%		EBITDA	96.5%		65%		
					Cash Flow	200.0%		35%		
Benjamin M. Burns	$480,000			x	132.7%				=	$636,960
	Salary	x	*Target %*		*Metric*	*Payout %*	x	*Weight*		
	$600,000		80%		EBITDA	96.5%		65%		
					Cash Flow	200.0%		35%		
J. Tyson Hagale	$480,000			x	135.2%				=	$648,960
	Salary	x	*Target %*		*Metric*	*Payout %*	x	*Weight*		
	$600,000		80%		EBITDA	97.3%		65%		
					FCF	200.0%		35%		
					2% Compliance Adjustment					
R. Samuel Smith, Jr.	$420,000			x	130.3%				=	$547,260
	Salary	x	*Target %*		*Metric*	*Payout %*	x	*Weight*		
	$525,000		80%		EBITDA	91.3%		65%		
					FCF	200.0%		35%		
					1% Compliance Adjustment					
Jennifer J. Davis	$343,000			x	132.7%				=	$455,161
	Salary	x	*Target %*		*Metric*	*Payout %*	x	*Weight*		
	$490,000		70%		EBITDA	96.5%		65%		
					Cash Flow	200.0%		35%		

Long-Term Incentive, Equity-Based Awards

In 2025, the long-term incentive (LTI) awards for our executive officers were allocated as follows:

- 60% of the target award value was granted as PSUs having a three-year performance period with payouts ranging from 0% to 200%, with 50% based on total EBITDA and 50% based on return on invested capital (ROIC), subject to a payout multiplier of 0.75 to 1.25 based on relative total shareholder return (TSR).
- 40% of the target award value was granted as RSUs vesting in one-third increments over three years.

The PSUs and RSUs are granted under the Company's Flexible Stock Plan, and are subject to the provisions of that plan, in addition to the terms and conditions of the PSU and RSU award agreements.

Performance Stock Units. We grant PSUs to our NEOs and other senior managers to tie their pay to the Company's performance and shareholder returns. The payouts from these equity-based awards reflect our philosophy that executive compensation should provide greater rewards for superior performance, as well as accountability for underperformance. Fifty percent of the PSUs are settled in shares of common stock, while fifty percent are settled in cash.

2025 and 2024 Performance Stock Units. Leggett's long-term focus emphasizes sustained, profitable growth and shareholder alignment. The 2025 and 2024 PSU awards support our operational goals by allocating 50% of payout to total EBITDA generated over the three-year performance period and 50% of the payout to ROIC. These results are subject to a payout multiplier of 0.75 to 1.25 based on our relative TSR performance. The vesting schedules for the 2025 and 2024 PSU awards are as follows, with payouts interpolated for results falling between the levels shown:

	2025	
EBITDA [1] (in millions)		EBITDA Vesting %
$994.10	Threshold	50%
$1,242.60	Target	100%
$1,553.30	Maximum	200%

	2024	
EBITDA [1] (in millions)		EBITDA Vesting %
$1,287.33	Threshold	70%
$1,448.25	Target	100%
$1,609.17	Maximum	200%

	2025	
ROIC[2]		ROIC Vesting %
8.4%	Threshold	50%
10.5%	Target	100%
13.1%	Maximum	200%

	2024	
ROIC[2]		ROIC Vesting %
9.5%	Threshold	50%
11.2%	Target	100%
12.9%	Maximum	200%

Relative TSR[3] Percentile		Relative TSR Multiplier
25th	Threshold	0.75
50th	Target	1.00
75th	Maximum	1.25

(1) EBITDA is the Company's total earnings before interest, taxes, depreciation and amortization (EBITDA), as adjusted, during the three-year performance period. The calculation of EBITDA includes results from businesses acquired during the performance period and excludes results for any businesses divested during the performance period. EBITDA also excludes (i) certain currency and hedging-related gains and losses, (ii) gains and losses from asset disposals, (iii) items that are outside the scope of the Company's core, on-going business activities, including changes to the Company's capital allocation priorities and related uses of cash, and (iv) with respect to Profit Centers, the impact of corporate allocations. EBITDA is adjusted to eliminate gain, loss or expense, as determined in accordance with standards established under accounting principles generally accepted in the United States of America, (i) from non-cash impairments, (ii) related to loss contingencies identified in footnotes to the financial statements in the Company's 10-K relating to the fiscal year immediately preceding the performance period, (iii) related to the disposal of a segment of a business, or (iv) related to a change in accounting principle. As reflected in the above tables, the EBITDA targets were adjusted in accordance with the terms of the award documents to take into account the divestiture of the Company's Aerospace Products Group.

(2) ROIC is (i) the Company's average net operating profit after tax in the first, second and third years of the performance period divided by (ii) the Company's average Invested Capital on the last day of the fiscal year immediately preceding the performance period and the last day of the first, second and third years of the performance period. "Invested Capital" is the sum of shareholder equity, long-term debt and short-term debt, less cash and cash equivalents. The calculation of ROIC is subject to the same adjustments described above for EBITDA. As reflected in the above tables, the 2024 ROIC targets were adjusted in accordance with the terms of the award documents to take into account the divestiture of the Aerospace Products Group.

(3) Relative TSR is the Company's Total Shareholder Return compared to a peer group consisting of all the companies in the industrial, materials and consumer discretionary sectors of the S&P 500 and S&P MidCap 400 (approximately 320 companies).

The three-year 2025-2027 PSU EBITDA targets were lower than the Company's actual EBITDA performance for the three-year performance period ending in 2024. The HRC Committee believes that these targets were appropriately rigorous because they were aligned with the mid-point of the Company's 2025 annual sales and EPS guidance issued in February 2025, which reflected lower volume in all segments.

In connection with Mr. Glassman's appointment as CEO on May 20, 2024, Mr. Glassman was granted an award of PSUs pursuant to terms substantially identical to those applicable to the Company's 2024 PSU awards, except that vesting of the award, in the event of retirement prior to the end of the performance period, was modified to clarify that Mr. Glassman, because he is retirement eligible, will receive a prorated award based on the number of days in the performance period beginning on January 1, 2024 and ending on his retirement date.

Performance Stock Units Prior to 2024. The 2023 PSU awards were substantially similar to the 2024 and 2025 PSU awards as noted above, except for the vesting, the schedules for which are as follows, with payouts interpolated for results falling between the levels shown:

EBITDA [1] (in millions)		EBITDA Vesting %
$1,408.50	Threshold	50%
$1,878.00	Target	100%
$2,347.50	Maximum	200%

ROIC [1]		ROIC Vesting %
10.8%	Threshold	50%
12.7%	Target	100%
14.6%	Maximum	200%

(1) As reflected in the above tables, the EBITDA and ROIC targets were adjusted in accordance with the terms of the award documents to take into account the divestiture of the Aerospace Products Group.

Three-Year Restricted Stock Units. The remainder of our executives' LTI awards are granted as RSUs vesting in one-third increments over three years. Dividends or dividend equivalents are not accrued or paid on RSUs granted under the executive LTI awards. The value of the RSUs is based on the Company's stock price at the time of vesting which ties the executives' compensation to the Company's performance, but the time-based vesting offers an appropriate level of stability to their equity-based compensation.

Other Compensation Programs

The NEOs voluntarily defer substantial portions of their cash compensation into Leggett equity through the ESU Program and/or the Deferred Compensation Program to build an additional long-term stake in the Company. The Company also provides a 401(k) Plan and a non-qualified Retirement K Excess Plan in which some of our executives participate.

Executive Stock Unit Program. All our NEOs participated in the ESU Program, our primary executive retirement plan. These accounts are held until the executive's employment is terminated.

The ESU Program is a non-qualified retirement program that allows executives to make pre-tax deferrals of up to 10% of their cash compensation into diversified investments. The Company makes an additional 17.65% contribution to the diversified investments acquired with executive contributions. We match 50% of the executive's contribution in Company stock units, purchased at a 15% discount, which may increase up to a 100% match if the Company meets annual adjusted EBITDA targets linked to the KOIP. Stock units credited to a participant's account resulting from Company contributions generally vest once the participant has reached five years of service.

Leggett stock units held in the ESU Program accrue dividend equivalents, which are used to acquire additional stock units at a 15% discount. At distribution, the balance of the diversified investments is paid in cash, and the stock units are settled in shares of the Company's common stock, less required tax withholdings. However, the additional stock units acquired pursuant to dividend equivalents are not converted into common stock unless the underlying stock units become vested.

Deferred Compensation Program. The Deferred Compensation Program allows our executives and key managers to defer up to 100% of salary, incentive awards and other cash compensation in exchange for any combination of the following:

- Stock units with dividend equivalents, acquired at a 20% discount to the fair market value of our common stock on the dates the compensation or dividends otherwise would have been paid.
- Cash deferrals accruing interest at a rate intended to be slightly higher than otherwise available for comparable investments.

Participants who elect a cash or stock unit deferral can receive distributions in a lump sum or in annual installments. Distribution payouts must begin no more than 10 years from the effective date of the deferral and all amounts subject to the deferral must be distributed within 10 years of the first installment. Although the Company intends to settle the stock units in shares of the Company's common stock, it reserves the right to distribute the balance in cash, subject to HRC Committee approval, if sufficient shares are not available under the Flexible Stock Plan. Prior to 2025, participants could elect to defer into at-market stock options, having an initial market value of five times the amount of compensation foregone, with an exercise price equal to the market price of our common stock on the grant date. The outstanding options, which have a 10-year term, may be exercised approximately 15 months after the start of the year in which the deferral was made.

Retirement K Excess Plan. Effective December 31, 2024, the Company terminated its defined benefit Retirement Plan, applicable to non-union employees, which had been frozen since 2006 (see description on page 50). Employees who had previously participated in the Retirement Plan prior to the freeze were offered a replacement benefit: a tax-qualified defined contribution Section 401(k) Plan (Retirement K). The Retirement K includes an age-weighted Company matching contribution designed to offset the benefits lost by the Retirement Plan freeze. Employees who did not participate in the Retirement Plan when it was frozen in 2006 are eligible to contribute to the Company's 401(k) plan with an alternate matching contribution schedule.

Many of our officers cannot fully participate in the Retirement K due to limitations imposed by the Internal Revenue Code or the Employee Retirement Income Security Act, or due to their participation in the Executive Stock Unit Program or Deferred Compensation Program. Consequently, we maintain a non-qualified Retirement K Excess Plan which permits affected executives to receive the full matching benefit they would otherwise have been entitled to under the Retirement K. Amounts earned in the Retirement K Excess Plan are paid out in cash no later than March 15 of the following year and are eligible for the Deferred Compensation Program.

Perquisites and Personal Benefits. The HRC Committee believes perquisites should not be a significant part of our executive compensation program. In 2025, perquisites were less than 1% of our NEOs' combined compensation.

Given the location of the Company's headquarters away from any major metropolitan area, the HRC Committee wished to facilitate Mr. Glassman's schedule and allow him to more efficiently attend to Company business by offering him limited personal use of Company aircraft. Although Mr. Glassman was permitted to use Company aircraft for personal travel for him and his guests, provided that he reimbursed the Company for the aggregate incremental cost of such flights, including the costs of any deadhead flights necessitated by such personal use, he did not use Company aircraft for personal travel in 2025.

We believe these benefits are appropriate when viewed in the overall context of our executive compensation program.

How Compensation Decisions Are Made

The HRC Committee uses its judgment to determine the appropriate type and mix of compensation elements; to select performance measures, target levels and payout schedules for incentive compensation; and to determine the level of salary and incentive awards for each executive officer. The HRC Committee may delegate its duties and responsibilities to one or more HRC Committee members or Company officers, as it deems appropriate, but may not delegate authority to non-members for any action involving executive officers. The full Board of Directors must review and approve certain actions, including any employment agreements, severance benefit agreements, and amendments to stock plans.

The HRC Committee has the authority to engage its own external compensation consultant as needed and engaged Meridian Compensation Partners, LLC as its independent consultant for 2025. The Company conducts an annual conflict of interest assessment, which the HRC Committee reviews to verify Meridian's independence and that no conflicts of interest exist. Meridian does not provide any other services to the Company and works with the Company's management only on matters for which the HRC Committee is responsible.

In 2025, Meridian advised on selecting a peer group of companies for executive compensation benchmarking, consulted on incentive plan design and performance metrics, provided comparative data for the annual executive compensation review described below, and assisted with other compensation matters as requested. Representatives from Meridian also attend HRC Committee meetings on request.

The Company's Human Resources and Legal Departments also provide compensation data, research and analysis at the request of the HRC Committee, and personnel from those departments, together with our CEO, attend HRC Committee meetings. However, the HRC Committee regularly meets in executive session without management present to discuss CEO performance and compensation, as well as any other matters deemed appropriate by the HRC Committee.

The CEO recommends to the HRC Committee compensation levels for the other executive officers, including salary levels, annual incentive targets and long-term incentive award values, based on external benchmarking and his assessment of each executive's performance and level of responsibility. The HRC Committee evaluates those recommendations and accepts or makes adjustments as it deems appropriate.

The Annual Review and Use of Compensation Data

The HRC Committee conducted the annual review of executive compensation at its February 2025 meetings to set the executive officers' compensation for the year.

During the annual review, the HRC Committee evaluates the three primary elements of the annual compensation package for executive officers: base salary, annual incentive, and long-term incentive awards. As discussed above, increases to base salary affect the other elements of the compensation package because the variable compensation elements (annual incentive and long-term incentive awards) are each set as a percentage of base salary. The HRC Committee also reviews the secondary compensation elements, such as voluntary equity plans and retirement plans, retention payments, as well as potential payments upon termination or change in control. Decisions about secondary and post-termination compensation elements are made as the plans or agreements giving rise to the compensation are reviewed.

In connection with the annual review, the HRC Committee evaluates the following data presented by the Company and Meridian to consider each executive's compensation package in the context of past decisions, internal pay relationships and the external market:

- Compensation data available from proxy filings of the executive compensation peer group and two general industry surveys published by national consulting firms (described more fully below).
- Current annual compensation for each executive officer.
- The potential value of each executive officer's compensation package under three Company performance scenarios (threshold, target and maximum payout).
- The cash-to-equity ratio and fixed-to-variable pay ratio of each executive officer's compensation package.
- Compliance with our stock ownership requirements and a summary of outstanding equity awards.

Among the factors the HRC Committee considers when making compensation decisions is the compensation of our NEOs relative to the compensation paid to similarly-situated executives. We believe, however, that a benchmark should be just that—a point of reference for measurement, not the determinative factor for our executives' compensation. Because the comparative compensation information is just one of several analytic tools used in setting executive compensation, the HRC Committee has discretion in determining the nature and extent of its use.

Benchmarking Against Peer Companies. In the annual review, the HRC Committee used a peer group to provide additional insight into company-specific pay levels and practices. The HRC Committee evaluates market data provided by compensation surveys and views the use of a peer group as an additional reference point when reviewing the competitiveness of NEO pay levels.

In developing the peer group, the HRC Committee directed Meridian to focus on companies in comparable industries with a similar size and scope of business operations as Leggett. The HRC Committee periodically reviews the composition of the peer group to ensure these companies remain relevant for comparative purposes.

Prior to the annual review to set 2025 compensation, the HRC Committee approved the following peer group of 17 publicly traded manufacturing companies, most of which are U.S. based, to place Leggett near the group's median revenue and assets.

A. O. Smith Corporation
Allegion plc
American Axle & Manufacturing Holdings, Inc.
Carlisle Companies Incorporated
Dover Corporation
Fortune Brands Innovations, Inc.
Griffon Corporation
HNI Corporation
Lennox International Inc.
Masco Corporation
MillerKnoll, Inc.
Owens Corning
Pentair plc
Snap-on Incorporated
Somnigroup International Inc.
Steelcase Inc.
The Timken Company

Compensation Survey Data. The HRC Committee used broad-based compensation surveys published by Willis Towers Watson (General Industry Executive Compensation Survey, revenue ranging from $3 to $6 billion) and Aon Hewitt (Total Compensation Measurement, revenue ranging from $3 to $5 billion) to develop a balanced picture of the compensation market. The HRC Committee referenced market benchmarks that most closely match the NEOs' job descriptions; however, the HRC Committee was not made aware of the specific companies in the applicable survey groups.

The HRC Committee used the peer group and compensation surveys to get a general sense of the competitive market. These sources generally showed our executive officers' compensation was in line with median total compensation and average percentage of at-risk, performance-based pay. Individual pay levels may vary relative to the market median for a number of reasons, including, but not limited to, tenure, responsibilities, and performance.

Additional Considerations. Although the HRC Committee views benchmarking data as a useful guide, it gives significant weight to (i) the mix of fixed to variable pay, (ii) the ratio of cash to equity-based compensation, (iii) internal pay equity, and (iv) individual responsibilities, experience and merit when establishing base salaries, annual incentive percentages, and long-term incentive award percentages. While the HRC Committee monitors these pay relationships, it does not target any specific pay ratios.

The HRC Committee also considers the Company's merit increase budget for all salaried U.S. employees in determining salary increases for executive officers.

Changes to the NEOs' 2025 Compensation. In connection with the 2025 executive officers' compensation review:

- Mr. Glassman's base salary, and his Annual Incentive and LTI award percentages were unchanged.
- Mr. Burns' base salary was increased from $550,000 to $600,000 to align more closely to his target total compensation with the competitive range of market median, and his Annual Incentive and LTI award percentage were unchanged.
- Mr. Hagale's base salary was increased from $580,000 to $600,000, and his Annual Incentive and LTI award percentages were unchanged.
- Mr. Smith's base salary was increased from $500,000 to $525,000, his Annual Incentive percentage was increased from 75% to 80%, and his LTI award percentage was increased from 175% to 200% to align more closely to his target total compensation with the competitive range of market median.
- Ms. Davis' base salary was increased from $470,000 to $490,000 to align more closely to her target total compensation with the competitive range of market median, and her Annual Incentive and LTI award percentages were unchanged.

Equity Grant Practices

The HRC Committee discussed the 2025 LTI awards in connection with its annual review of executive officer compensation and approved the 2025 RSU and PSU awards at its February 2025 meetings. The Company has adopted a policy that it may not, unless approved by the General Counsel, grant or issue Company securities tied to the current market price of such securities if the Company is aware of material non-public information. As such, the HRC Committee and Board take this policy into consideration when granting awards. Finally, the Company does not time the disclosure of material non-public information for the purpose of affecting the value of any equity grant.

Performance of Past Equity-Based Awards. The HRC Committee monitors the value of past equity-based awards to gain an overall assessment of how current compensation decisions fit with past practices and to determine the executives' accumulated variable compensation. However, the HRC Committee does not increase current-year equity-based awards, or any other aspect of the NEOs' compensation, to adjust for below-expected performance of past equity-based awards.

Clawback Provisions. In November 2023, the Board approved the Company's Incentive Compensation Recovery Policy in compliance with NYSE listing requirements. Under this policy, following an accounting restatement, the Company will recover erroneously awarded incentive-based compensation paid to current and former executive officers during the three-year recovery period.

In addition, all equity-based awards (including time-based and performance awards) are subject to the clawback provisions included in our Flexible Stock Plan, which allows the HRC Committee to cancel all or any portion of an award if the recipient (i) violates any confidentiality, non-solicitation or non-compete obligations or terms in an award, employment agreement, confidentiality agreement, separation agreement, or any other similar agreement, (ii) engages in improper conduct contributing to the need to restate any external Company financial statement, (iii) commits an act of fraud or significant dishonesty, or (iv) commits a significant violation of any of the Company's written policies or applicable laws.

Under the Flexible Stock Plan, the HRC Committee may require an award recipient to forfeit and repay to the Company any or all of the income or other benefit received on the vesting, exercise, or payment of an award (i) in the preceding three years if, in its discretion, the HRC Committee determines that the recipient engaged in any of the foregoing activities and that such activity resulted in a significant financial or reputational loss to the Company, (ii) to the extent required under applicable law or securities exchange listing standards, or (iii) to the extent required or permitted under any written policy of the Company dealing with recoupment of compensation, subject to any limits of applicable law.

In addition, our PSU awards provide that the HRC Committee may require repayment of the entire award from any award recipients determined to be personally responsible for gross misconduct or fraud that caused the need for the restatement.

Executive Stock Ownership Guidelines. The HRC Committee believes executive officers should maintain a meaningful ownership stake in the Company to align their interests with those of our shareholders. We expect executive officers to attain the following levels of stock ownership within five years of appointment and to maintain those levels throughout their employment.

Position	Ownership Requirement
CEO	5X base salary
CFO and EVPs	3X base salary
All Other Executive Officers	2X base salary

Shares of the Company's stock owned outright, restricted stock, and stock units count toward satisfying the ownership totals. A decline in the stock price can cause an executive officer who previously met the threshold to fall below it temporarily. After five years from appointment, an executive officer who has not met the ownership requirement or falls below it due to a stock price decline, may not sell Company shares and must hold any net shares acquired upon the exercise of stock options or vesting of restricted stock and stock units unless or until the ownership threshold is met. As of March 13, 2026, all of NEOs were in compliance with their applicable stock ownership requirements. In addition, if the proposed amendment and restatement of the Flexible Stock Plan is approved by the Company's shareholders, our CEO will be required to hold for a period of one year any net shares received from the exercise of options or stock appreciation rights granted on or after May 21, 2026.

Hedging and Pledging Policy. The Company's Insider Trading Policy prohibits its directors, officers and employees from transactions related to Company securities involving short sales, having put equivalent positions, buying or selling exchange-traded options and hedging transactions, which include the purchase and sale of options, zero cost collars and forward sale contracts. The policy also prohibits all directors and Section 16 officers from pledging Company securities as collateral for a loan, including in a margin account.

Insider Trading Policy and Procedures. The Company has adopted an Insider Trading Policy and procedures governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers and employees, and the Company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable NYSE listing standards. The Company's Insider Trading Policy is attached as Exhibit 19 to its 2025 Annual Report on Form 10-K filed February 26, 2026.

Change in Control Agreements

Our current NEOs do not have employment agreements and are all considered at-will employees.

Each of our current NEOs has a severance benefit agreement which is designed to protect both the executive officer's and the Company's interests in the event of a change in control of the Company, as described on page 55.

The benefits provided under the severance benefit agreements do not impact the HRC Committee's decisions regarding other elements of the executive officers' compensation. Because these agreements provide contingent compensation, not regular compensation, they are evaluated separately in view of their intended purpose.

Retention Agreements

In December 2025, the HRC Committee and the Board approved retention agreements (Retention Agreements) for a limited group of key management personnel, including our NEOs named in the following table. The Retention Agreements are designed to ensure continuity in leadership and ongoing success of the Company. The dollar amounts paid to each NEO and the multiple of those payments compared to the NEOs' 2025 base salaries are found in the following table.

Name[(1)]	Retention Dollar Amount	Retention Multiple of 2025 Base Salary
Benjamin M. Burns, CFO	$618,000	103%
J. Tyson Hagale, EVP	618,000	103%
R. Samuel Smith, Jr., EVP	540,750	103%
Jennifer J. Davis, EVP	630,875	128.8%

(1) Karl G. Glassman, the Company's President and Chief Executive Officer, did not receive a retention agreement.

The retention payments were made in December 2025, but are subject to continued employment through December 23, 2026. The retention payments are subject to a 100% clawback if the executive voluntarily terminates employment (other than for death, disability or good reason) or the Company terminates employment for cause on or before May 29, 2026, and a 50% clawback after May 29, 2026 but terminating on or before December 23, 2026 on the same terms. The clawback provisions will terminate upon a change in control of the Company.

Tax Considerations

For tax years prior to 2018, Section 162(m) of the Internal Revenue Code generally disallowed an income tax deduction to public companies for compensation over $1 million paid to certain executive officers; however, qualifying performance-based compensation was not subject to the deduction limit if certain requirements were met. As a result of the Tax Cuts and Jobs Act eliminating the performance-based compensation exception under Section 162(m), the Company currently expects that, with respect to 2018 and beyond, any compensation amounts over $1 million paid to any NEO will no longer be tax deductible.

Human Resources and Compensation Committee Report

The HRC Committee has reviewed and discussed the Compensation Discussion & Analysis with management, and, based on that review and discussion, the HRC Committee has recommended to the Board of Directors that this Compensation Discussion & Analysis be included in this proxy statement.

Jai Shah (Chair)
Angela Barbee
Robert E. Brunner

Mary Campbell
Joseph W. McClanathan

Summary Compensation Table

The following table reports the total 2025 compensation of our Chief Executive Officer, our Chief Financial Officer, and our three other most highly compensated executive officers as of December 31, 2025. Collectively, we refer to these five executives as the "Named Executive Officers" or "NEOs."

Name and Principal Position	Year	Salary[1]	Stock Awards[2]	Non-Equity Incentive Plan Compensation[1]	Change in Pension Value; Nonqualified Deferred Compensation Earnings[3]	All Other Compensation [1][4]	Total
Karl G. Glassman[5]	2025	$1,275,000	$6,692,318	$2,284,099	$14,412	$628,041	$10,893,870
President and Chief Executive Officer	2024	784,615	7,823,942	705,731	79,615	479,017	9,872,920
	2023	256,731	522,307	239,190	149,547	73,841	1,241,616
Benjamin M. Burns	2025	588,462	1,105,031	636,960	1,125	199,872	2,531,450
Executive VP and Chief Financial Officer	2024	538,462	863,286	292,160	4,443	85,825	1,784,176
	2023	416,346	236,146	309,540	5,977	117,571	1,085,580
J. Tyson Hagale	2025	595,385	1,105,031	648,960	1,228	180,794	2,531,398
Executive VP, President—Bedding Products	2024	575,385	910,363	255,200	4,332	76,807	1,822,087
	2023	551,923	944,581	120,064	7,170	97,190	1,720,928
R. Samuel Smith, Jr.[5]	2025	519,231	966,894	547,260	1,686	179,627	2,214,698
Executive VP, President—Specialized Products and FF&T Products	2024	404,295	470,879	491,625	5,150	85,324	1,457,273
Jennifer J. Davis[5]	2025	485,385	767,077	455,161	669	136,928	1,845,220
Executive VP and General Counsel	2024	470,000	627,059	218,456	1,976	57,337	1,374,828

(1) Amounts reported in these columns include cash compensation (base salary, non-equity incentive plan compensation and certain other cash items) that was deferred into the ESU Program (to acquire diversified investments) and/or the Deferred Compensation Program (to acquire, at the NEO's election, interest-bearing cash deferrals, or Leggett stock units), as follows:

Name	Year	Total Cash Compensation Deferred ($)	ESU ($)	Deferred Compensation Program		
				Cash Deferral ($)	Stock Options (#)	Stock Units (#)
Karl G. Glassman	2025	$352,677	$352,677			
	2024					
	2023	24,579	24,579			
Benjamin M. Burns	2025	178,124	119,278			7,998
	2024	133,672	79,826			4,931
	2023	206,809	69,415			3,934
J. Tyson Hagale	2025	180,718	121,180			8,092
	2024	137,398	79,859			5,246
	2023	119,225	64,033			2,458
R. Samuel Smith, Jr.	2025	188,726	103,392			10,517
	2024	149,164	86,418			7,674
Jennifer J. Davis	2025	115,056	90,787			3,299
	2024	89,114	65,614			2,137

See the Grants of Plan-Based Awards Table on page 48 for further information on Leggett equity-based awards received in lieu of cash compensation in 2025.

(2) Amounts reported in this column reflect the grant date fair value of the PSU awards and RSU awards as detailed in the table below. For a description of the assumptions used in calculating the grant date fair value of PSUs and RSUs in accordance with Financial Accounting Standards Board's Accounting Standards Codification Topic 718, see Note L to Consolidated Financial Statements to our Annual Report on Form 10-K for the year ended December 31, 2025. The grant date

fair value of the RSU awards is based on the closing market price of our common stock on the date of grant discounted for the expected dividends during the vesting period. The potential maximum value of the PSU awards on the grant date are also included in the table below.

Name	Year	PSU Awards: Grant Date Fair Value	PSU Awards: Potential Maximum Value at Grant Date	RSU Awards: Grant Date Fair Value
Karl G. Glassman	2025	$4,050,516	$8,101,033	$2,641,802
	2024	5,086,194	10,172,389	2,737,748
	2023			522,307
Benjamin M. Burns	2025	668,820	1,337,640	436,211
	2024	497,786	995,571	365,500
	2023	143,297	286,593	92,849
J. Tyson Hagale	2025	668,820	1,337,640	436,211
	2024	524,928	1,049,855	385,435
	2023	573,157	1,146,314	371,424
R. Samuel Smith, Jr.	2025	585,213	1,170,426	381,681
	2024	271,514	543,028	199,365
Jennifer J. Davis	2025	464,271	928,541	302,806
	2024	361,570	723,139	265,489

(3) Amounts reported in this column for 2025 are set forth below.

Name	Change in Pension Value[(a)]	ESU Program[(b)]	Deferred Stock Units[(c)]	Total[(d)]
Karl G. Glassman		$7,060	$7,352	$14,412
Benjamin M. Burns	$(5,839)	662	463	1,125
J. Tyson Hagale		797	431	1,228
R. Samuel Smith, Jr.		437	1,249	1,686
Jennifer J. Davis		494	175	669

(a) Change in the pension value of the NEO's accumulated benefit under the defined benefit Retirement Plan, as described on page 50.

(b) 15% discount on dividend equivalents for stock units held in the ESU Program, as described on page 39.

(c) 20% discount on dividend equivalents for stock units held in the Deferred Compensation Program, as described on page 39.

(d) The total excludes negative amounts from Change in Pension Value.

(4) Amounts reported in this column for 2025 are set forth below:

Name	ESU Program[(a)]	Deferred Stock Units[(b)]	401(k) Matching Contributions[(c)]	Retirement K Excess Payments[(c)]	Life and Disability Insurance Benefits	Perks[(d)]	Director Compensation[(e)]	Total
Karl G. Glassman	$486,940		$12,600	$115,543	$11,430		$1,528	$628,041
Benjamin M. Burns	169,104	$14,712	4,176	10,530	1,350			199,872
J. Tyson Hagale	164,559	14,885			1,350			180,794
R. Samuel Smith, Jr.	154,423	21,334			3,870			179,627
Jennifer J. Davis	128,791	6,067			2,070			136,928

(a) This amount represents the Company's matching contributions under the ESU Program, the additional 17.65% contribution for diversified investments acquired with employee contributions, and the 15% discount on Leggett stock units acquired with Company matching contributions.

(b) This amount represents the 20% discount on stock units acquired with employee contributions to the Deferred Compensation Program.

(c) The Company's 401(k) and Retirement K Excess Plan are described on page 40.

(d) None of the NEOs received perquisites or other personal benefits with an aggregate value of $10,000 or more in 2025. For disclosure purposes, perquisites are valued at the Company's aggregate incremental cost.

(e) Reflects dividends on 15,281 shares of restricted stock granted to Mr. Glassman for service as a non-management director prior to his appointment as CEO on May 20, 2024.

(5) Mr. Glassman was an NEO in 2024 and 2025, but not in 2023; however, his 2023 compensation is reported as well. Ms. Davis and Mr. Smith each became an NEO for the first time in 2024.

In December 2025, the HRC Committee and the Board approved Retention Agreements for a limited group of key management personnel, including some NEOs. Retention payments were made in December 2025 (Burns - $618,000; Hagale - $618,000; Smith - $540,750; and Davis - $630,875), but are subject to continued employment through December 23, 2026. The retention payments are subject to a 100% clawback if the executive voluntarily terminates employment (other than for death, disability or good reason) or the Company terminates employment for cause on or before May 29, 2026, and a 50% clawback after May 29, 2026 but terminating on or before December 23, 2026 on the same terms. Because the applicable retention conditions have not yet been satisfied, and the retention payments have not yet been earned, the payments have not been reported in the Bonus column of the Summary Compensation Table for the 2025 fiscal year.

Grants of Plan-Based Awards in 2025

The following table sets forth, for the year ended December 31, 2025, information concerning each grant of an award made to the NEOs in 2025 under the Company's Flexible Stock Plan and the Key Officers Incentive Plan.

				Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Shares of Stock or Units[4]	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Approval Date	Award Type[1]	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	($)
Karl G. Glassman	2/25/25	2/25/25	AI	$860,625	$1,721,250	$3,442,500					
	2/28/25	2/26/25	PSU				225,279	450,558	901,116		$4,050,516
	2/28/25	2/26/25	RSU							300,372	2,641,802
	—	—	DSU								
Benjamin M. Burns	2/25/25	2/25/25	AI	240,000	480,000	960,000					
	2/28/25	2/26/25	PSU				37,198	74,396	148,792		668,820
	2/28/25	2/26/25	RSU							49,597	436,211
	—	—	DSU							7,998	73,558
J. Tyson Hagale	2/25/25	2/25/25	AI	240,000	480,000	960,000					
	2/28/25	2/26/25	PSU				37,198	74,396	148,792		668,820
	2/28/25	2/26/25	RSU							49,597	436,211
	—	—	DSU							8,092	74,423
R. Samuel Smith, Jr.	2/25/25	2/25/25	AI	210,000	420,000	840,000					
	2/28/25	2/26/25	PSU				32,548	65,096	130,192		585,213
	2/28/25	2/26/25	RSU							43,397	381,681
	—	—	DSU							10,517	106,668
Jennifer J. Davis	2/25/25	2/25/25	AI	171,500	343,000	686,000					
	2/28/25	2/26/25	PSU				25,822	51,643	103,286		464,271
	2/28/25	2/26/25	RSU							34,429	302,806
	—	—	DSU							3,299	30,336

(1) Award Type:
AI—Annual Incentive
PSU—Performance Stock Units
RSU—Restricted Stock Units
DSU—Deferred Stock Units

(2) The performance metrics, payout schedules and other details of the NEOs' annual incentive are described on page 35.

(3) The 2025 PSU awards vest at the end of a three-year performance period with 50% based on total EBITDA and 50% based upon ROIC, subject to a payout multiplier of 0.75 to 1.25 based on our TSR as measured relative to a peer group. If EBITDA and ROIC are achieved at their respective thresholds, and the Relative TSR Multiplier is 1.00, the payout percentage would be 50%. The 2025 PSU awards are described on page 37.

(4) DSU amounts (from the Deferred Compensation Program described on page 39) reported in this column represent stock units acquired in lieu of cash compensation. Stock units are purchased on a bi-weekly basis or as compensation otherwise is earned, so there is no grant date for these awards. DSUs are acquired at a 20% discount to the market price of our common stock on the acquisition date. We recognize compensation expense for this discount, which is reported in the All Other Compensation column of the Summary Compensation Table on page 45.

Outstanding Equity Awards at 2025 Fiscal Year-End

The following table reports the outstanding stock options, PSUs, and RSUs held by each NEO as of December 31, 2025.

	Option Awards				Stock Awards					
					Unvested Stock Units			Equity Incentive Plan Awards—Unearned Shares, Units or Other Unvested Rights		
Name	Grant Date[1]	Exercisable Securities Underlying Unexercised Options (#)	Exercise Price ($)	Expiration Date	Grant Date	Number of Units[2] (#)	Market Value[3] ($)	Performance Period[4]	Number of Units[5] (#)	Market or Payout Value[3] ($)
Karl G. Glassman	1/4/2016	80,449	41.02	1/3/2026	RSU Awards			PSU Awards[6]		
	12/30/2016*	40,917	48.88	12/29/2026	3/10/23	6,111	67,221	2024–2026	166,216	1,828,376
	12/17/2018*	55,051	36.33	12/16/2028	5/20/24	147,748	1,625,228	2025–2027	450,558	4,956,138
					2/28/25	300,372	3,304,092			
Total		**176,417**				**454,231**	**4,996,541**		**616,774**	**6,784,514**
Benjamin M. Burns					RSU Awards			PSU Awards		
					3/10/23	1,087	11,957	2024–2026	16,268	178,948
					2/26/2024	14,460	159,060	2025–2027	74,396	818,356
					2/28/25	49,597	545,567			
Total						**65,144**	**716,584**		**90,664**	**997,304**
J. Tyson Hagale					RSU Awards			PSU Awards		
					3/10/23	4,346	47,806	2024–2026	17,155	188,705
					2/26/2024	15,249	167,739	2025–2027	74,396	818,356
					2/28/25	49,597	545,567			
Total						**69,192**	**761,112**		**91,551**	**1,007,061**
R. Samuel Smith, Jr.					RSU Awards			PSU Awards		
					3/10/23	649	7,139	2024–2026	8,873	97,603
					2/26/2024	7,888	86,768	2025–2027	65,096	716,056
					2/28/25	43,397	477,367			
Total						**51,934**	**571,274**		**73,969**	**813,659**
Jennifer J. Davis					RSU Awards			PSU Awards		
					3/10/23	871	9,581	2024–2026	11,816	129,976
					2/26/2024	10,504	115,544	2025–2027	51,643	568,073
					2/28/25	34,429	378,719			
Total						**45,804**	**503,844**		**63,459**	**698,049**

(1) No portion of the unexercised option awards reported above were unexercisable on December 31, 2025. These option grants were issued subject to our standard vesting terms, became exercisable in one-third increments at 18 months, 30 months and 42 months following the grant date, and had a 10-year term.

*Option grant under the Deferred Compensation Program which becomes exercisable on March 15, approximately 15 months following the grant date, and has a 10-year term.

(2) These amounts represent the unvested RSUs relating to each of the listed grants. One-third of each RSU award vests on the first, second, and third anniversaries of the grant date.

(3) Values shown in these columns were calculated by multiplying the number of units shown in the prior column by the per share value of $11.00, the closing market price of our common stock on December 31, 2025.

(4) PSU awards were granted in connection with our HRC Committee's first quarter meeting and have a three-year performance period ending on December 31.

(5) The 2024-2026 PSU awards are disclosed at the threshold payout level (50% of the base award) because our projected EBITDA, ROIC and TSR multiple for the performance period (based upon previous fiscal years' performance and remaining years' forecasts) placed the anticipated payouts below the threshold level. On the same basis, the 2025-2027 PSU awards are disclosed at the target level (100% of the base award) because those awards are projected to vest between the threshold level and the target level. The PSUs are described at page 37.

(6) Pursuant to Mr. Glassman's 2024 Interim PSU Award Agreement, in the event of retirement prior to the end of the performance period, because Mr. Glassman is retirement eligible, he will receive a prorated award based on the number of days in the performance period beginning on January 1, 2024 and ending on his retirement date.

Option Exercises and Stock Vested in 2025

The following table reports the stock awards vested in 2025 and the value realized by the NEOs upon such vesting. Except as provided below, the stock award amounts represent the payout of certain RSU awards that vested during the year. In 2025, no stock options were exercised by the NEOs and no PSU awards vested.

	Stock Awards	
Name	Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Karl G. Glassman[1]	108,261	$992,154
Benjamin M. Burns	8,966	83,221
J. Tyson Hagale	15,003	136,652
R. Samuel Smith, Jr.	5,048	46,826
Jennifer J. Davis	6,572	60,909

(1) The amounts shown for Mr. Glassman include 15,281 shares of restricted stock previously granted for his service as a non-management director prior to his appointment as CEO on May 20, 2024.

Dollar amounts shown above are calculated based upon the closing price of the Company's stock on the vesting date. For those shares distributed to the NEOs upon the RSUs vesting, they may continue to hold the shares or sell them in accordance with applicable laws and Company policies. The RSU awards were settled entirely in shares of Leggett stock.

Pension Benefits in 2025

We had a voluntary, tax-qualified, defined benefit pension plan (the "Retirement Plan"), which was frozen on December 31, 2006. Benefits accrued under the Retirement Plan were fixed as of that date, and the Retirement Plan was closed to new participants. Of our current NEOs, only Mr. Glassman and Mr. Burns participated in the Retirement Plan before it was frozen. No participants accrued additional benefits under the Retirement Plan after it was frozen. The Retirement Plan was terminated on December 31, 2024 and was subsequently liquidated in November 2025 through the distribution of plan assets and transfer of benefit obligations to an unrelated third-party.

The Retirement Plan required a contribution from participating employees of 2% of base salary. The normal monthly retirement benefit was the total of 1% of the employee's average monthly salary for each year of participation in the Retirement Plan. Benefits were calculated based on actual years of participation in the Retirement Plan, and benefits became payable when a participant reached age 65 (normal retirement age).

The following table lists payments made during 2025 to the NEOs under the Retirement Plan:

Name	Number of Years Credited Service (#)	Payments During Last Fiscal Year[1] ($)
Karl G. Glassman	42	$13,579
Benjamin M. Burns	23	7,498
J. Tyson Hagale	N/A	
R. Samuel Smith, Jr.	N/A	
Jennifer J. Davis	N/A	

Proxy Statement

(1) In 2025, Mr. Glassman received $13,579, which represents the total amount for the year pursuant to a continuing monthly annuity arrangement, and Mr. Burns received a lump-sum distribution of $7,498 in November 2025.

Non-Qualified Deferred Compensation in 2025

The following table provides the aggregate 2025 contributions, earnings, withdrawals, and ending balances for each NEO's deferred compensation accounts. The year-end balances are based on the $11.00 closing market price of our common stock on December 31, 2025.

Name	Deferral Type or Program[(1)]	Executive Contributions in 2025[(2)]	Company Contributions in 2025[(2)]	Aggregate Earnings In 2025[(3)]	Aggregate Withdrawals/ Distributions	Aggregate Balance at 12/31/2025[(4)]
Karl G. Glassman	ESU	$352,677	$486,940	$884,927	$757,173	$6,726,496
	DSU			269,595	225,695	1,589,069
Total		**352,677**	**486,940**	**1,154,522**	**982,868**	**8,315,565**
Benjamin M. Burns	ESU	119,278	169,104	251,522		1,487,142
	DSU	58,846	14,712	31,992	72,802	143,779
Total		**178,124**	**183,816**	**283,514**	**72,802**	**1,630,921**
J. Tyson Hagale	ESU	121,180	164,559	184,503		1,184,233
	DSU	59,538	14,885	27,185	28,737	148,376
Total		**180,718**	**179,444**	**211,688**	**28,737**	**1,332,609**
R. Samuel Smith, Jr.	ESU	103,392	154,423	163,778		915,349
	DSU	85,334	21,334	84,920		423,285
Total		**188,726**	**175,757**	**248,698**		**1,338,634**
Jennifer J. Davis	ESU	90,787	128,791	174,603		1,070,901
	DSU	24,269	6,067	10,991	11,030	60,464
Total		**115,056**	**134,858**	**185,594**	**11,030**	**1,131,365**

(1) Deferral Type or Program:
ESU—Executive Stock Unit Program (see description at page 39)
DSU—Deferred Compensation Program—Stock Units (see description at page 39)

(2) Amounts reported in these columns are also included in the totals reported in the Summary Compensation Table.

(3) Aggregate earnings include interest, dividends and the appreciation (or depreciation) of the investments in which the accounts are held. The following amounts, representing preferential earnings relating to interest and dividends paid in 2025 on the ESU and Deferred Compensation Programs, are reported in the Change in Pension Value and Non-Qualified Deferred Compensation Earnings column of the Summary Compensation Table: Glassman—$14,412; Burns—$1,125; Hagale—$1,228; Smith—$1,686; and Davis—$669.

(4) Of the balances reported in this column (which are net of distributions from prior years' deferrals), the following aggregate amounts were included in the totals reported in the Summary Compensation Table as executive contributions, company contributions, or preferential earnings in 2023, 2024 and 2025: Glassman—$1,200,883; Burns—$895,395; Hagale—$800,812; Smith—$602,257 (2024 and 2025 only); and Davis—$397,726 (2024 and 2025 only).

Pay Versus Performance

The following table reports the compensation of our current and former CEO and the average compensation of the other non-CEO Named Executive Officers (the "Other NEOs") as reported in the Summary Compensation Table for the past five fiscal years, as well as their "Compensation Actually Paid" as calculated pursuant to SEC rules and certain performance measures required by SEC rules.

							Value of Initial Fixed $100 Investment Based on:			Company-Selected Measure:
Year	Summary Compensation Table Total for Mr. Glassman[1]	Compensation Actually Paid to Mr. Glassman[4]	Summary Compensation Table Total for Mr. Dolloff[1]	Compensation Actually Paid to Mr. Dolloff[4]	Average Summary Compensation Table Total for Other NEOs[1]	Average Compensation Actually Paid to Other NEOs[4]	Leggett's Total Shareholder Return[2]	Peer Group Total Shareholder Return[2][3]	Net Income (in millions)	Adjusted EBITDA[5][6] (in millions)
2025	$10,893,870	$11,633,522			$2,280,692	$2,412,902	$31	$142	$235.4	$383.7
2024	9,872,920	4,537,359	$5,723,655	$920,477	1,609,591	923,762	26	131	(511.4)	402.2
2023			7,347,194	3,415,881	1,900,393	972,427	68	124	(136.8)	506.2
2022			7,647,818	3,585,036	2,453,626	(18,148)	79	95	309.9	656.6
2021	9,210,966	7,022,205			2,716,052	1,955,550	96	125	402.6	747.8

(1) In 2025, Mr. Glassman was the CEO, and the Other NEOs were Mr. Burns, Mr. Hagale, Mr. Smith and Ms. Davis. In 2024, Mr. J. Mitchell Dolloff was the CEO until his resignation on May 20, 2024, at which time Mr. Glassman was appointed CEO. The 2024 Summary Compensation Total for Mr. Glassman includes $376,857 as compensation for a partial year of service as a non-management director prior to his appointment as CEO on May 20, 2024. The Other NEOs in 2024 were Mr. Burns, Mr. Hagale, Ms. Davis, and Mr. Smith. In 2023, Mr. Dolloff was the CEO, and the Other NEOs were Mr. Burns, Mr. Jeffrey L. Tate, Mr. Steven K. Henderson, Mr. Hagale and Mr. Scott S. Douglas. In 2022, Mr. Dolloff was the CEO, and the Other NEOs were Mr. Glassman (Executive Chairman), Mr. Tate, Mr. Henderson and Mr. Hagale. In 2021, Mr. Glassman was the CEO, and the Other NEOs were Mr. Dolloff, Mr. Tate, Mr. Henderson and Mr. Douglas.

(2) Total Shareholder Return (TSR) for a five-year period is calculated by assuming that $100 was invested on December 31, 2020 in shares of Leggett stock and the Peer Group index, as applicable, and that all of the dividends were reinvested.

(3) The peer group consists of the ten companies used for the stock performance graph in the Company's 2025 Annual Report on Form 10-K: AMETEK, Inc., Core & Main, Inc., Fortune Brands Innovations, Inc., Gentherm Incorporated, La-Z-Boy Incorporated, Lear Corporation, Masco Corporation, MillerKnoll, Inc., Mohawk Industries, Inc., and Somnigroup International Inc.

(4) The Summary Compensation Table totals reported for the CEO and the Other NEOs for 2025 were subject to the following adjustments per Item 402(v)(2)(iii) of Regulation S-K to calculate "Compensation Actually Paid":

	2025	
	CEO	Other NEOs
Summary Compensation Table Total	$10,893,870	$2,280,692
Adjustments		
Deduction for the change in actuarial present values reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table	0	0
Increase for service cost for pension plans[a]	0	0
Deduction for amounts reported under the "Stock Awards" column of the Summary Compensation Table[b]	(6,692,318)	(986,008)
Increase for the fair value of awards granted during the year that remain outstanding and unvested at the end of the year	7,889,045	1,162,327
Increase/deduction for the change in fair value of awards granted in a prior year that remain outstanding and unvested at the end of the year	(416,800)	(40,597)
Increase/deduction for the change in fair value of awards granted in a prior year that vested during the year	(40,275)	(3,512)
Compensation Actually Paid	11,633,522	2,412,902

(a) Following the Company's Retirement Plan (described at page 50) being frozen in 2006, participants no longer earn additional benefits, resulting in no annual increase in service costs.

(b) The Company had no option awards to report in the Summary Compensation Table, no outstanding and unvested option awards, and no option awards that vested during the applicable years.

(5) The Company has identified Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA) as the company-selected measure for this pay versus performance disclosure, as it represents the most important financial performance measure used to link compensation actually paid to the CEO and Other NEOs in 2025 to the Company's performance.

Adjusted EBITDA is the primary metric (weighted 65%) in the Company's Key Officers Incentive Plan (KOIP) for 2025 described at page 35, and total adjusted EBITDA over the three year performance period accounts for 50% of the payout of the 2025 Performance Stock Units, described at page 37. Adjusted EBITDA is a component of cash flow, a metric weighted at 35% of the KOIP and also described at page 35.

Adjusted EBITDA is derived from earnings before interest and income taxes as reported in the Company's Consolidated Statements of Operations, plus depreciation and amortization reported in the Company's Consolidated Statements of Cash Flows and subject to the adjustments applied to the KOIP's EBITDA calculation, including all items of gain, loss or expense (i) from non-cash impairments; (ii) related to loss contingencies identified in the Company's 10-K relating to the fiscal year immediately preceding the performance period; (iii) related to the disposal of a segment of a business; and (iv) related to a change in accounting principle. Financial results from acquisitions are excluded in the year of acquisition, and financial results from businesses classified as discontinued operations and businesses divested during the year are included. Adjusted EBITDA also excludes (i) certain currency and hedging-related gains and losses, (ii) gains and losses from asset disposals, and (iii) items that are outside the scope of the Company's core, on-going business activities, including changes to the Company's capital allocation priorities and related uses of cash.

(6) Adjusted EBITDA was chosen from the following four most important financial performance measures used by the Company to link compensation actually paid to each CEO and Other NEOs in 2025 to the Company's performance:

Performance Metrics
Adjusted EBITDA
Cash Flow (as defined in the KOIP, described at page 35)
ROIC (as defined in the 2025 Performance Stock Unit Awards, described at page 38)
Relative Total Shareholder Return (as defined in the 2025 Performance Stock Unit Awards, described at page 38)

Compensation Actually Paid Versus Leggett Total Shareholder Return. The chart below reflects the Compensation Actually Paid to our CEOs and the average of the Other NEOs in 2021, 2022, 2023, 2024 and 2025 and the Company's and Peer Group's cumulative TSR over that same period, based upon the value of an initial $100 investment on December 31, 2020. See the tables and related footnotes beginning on page 52 for the specific dollar amounts and additional details.



Compensation Actually Paid Versus Leggett TSR
$13,000,000
$11,000,000
$9,000,000
$7,000,000
$5,000,000
$3,000,000
$1,000,000
$(1,000,000)
$160
$140
$120
$100
$80
$60
$40
$20
$0
$(20)
2021
2022
2023
2024
2025
Compensation Actually Paid to Mr. Glassman
Compensation Actually Paid to Mr. Dolloff
Average Compensation Actually Paid to Other NEOs
Leggett Total Shareholder Return
Peer Group Total Shareholder Return

As shown in the pay versus performance table on page 52, the cumulative TSR of the peer group appreciably outperformed the Company's TSR in the years reported.

Compensation Actually Paid Versus Adjusted EBITDA. The chart below reflects the Compensation Actually Paid to our CEOs and the average of the Other NEOs in 2021, 2022, 2023, 2024 and 2025 and the Company's Adjusted EBITDA over that same period. See the tables and related footnotes beginning on page 52 for the specific dollar amounts and additional details.



Compensation Actually Paid Versus Adjusted EBITDA
$13,000,000
$11,000,000
$9,000,000
$7,000,000
$5,000,000
$3,000,000
$1,000,000
$(1,000,000)
$800
$700
$600
$500
$400
$300
2021
2022
2023
2024
2025
Compensation Actually Paid to Mr. Glassman
Compensation Actually Paid to Mr. Dolloff
Average Compensation Actually Paid to Other NEOs
Adjusted EBITDA (in Millions)

Compensation Actually Paid Versus Net Income. The chart below reflects the Compensation Actually Paid to our CEOs and the average of the Other NEOs in 2021, 2022, 2023, 2024 and 2025 and the Company's Net Income over that same period. See the tables and related footnotes beginning on page 52 for the specific dollar amounts and additional details.


Compensation Actually Paid Versus Net Income
$13,000,000
$11,000,000
$9,000,000
$7,000,000
$5,000,000
$3,000,000
$1,000,000
$(1,000,000)
$500
$300
$100
$(100)
$(300)
$(500)
$(700)
2021
2022
2023
2024
2025
Compensation Actually Paid to Mr. Glassman
Compensation Actually Paid to Mr. Dolloff
Average Compensation Actually Paid to Other NEOs
Net Income (in Millions)

Potential Payments upon Termination or Change in Control

This section describes the payments and benefits that may be received by our NEOs upon termination of employment, in excess of the amounts generally paid to our salaried employees upon termination of employment. None of our current NEOs have employment agreements and all are considered at-will employees.

Severance Benefit Agreements. Each of our NEOs has a severance benefit agreement which provides for specific payments and benefits over 24 months (Protected Period) upon certain termination events following a change in control of the Company.

In general, a change in control is deemed to occur when: (i) a shareholder acquires shares giving it ownership of 40% or more of our common stock, (ii) the current directors or their "successors" no longer constitute a majority of the Board of Directors, (iii) after a merger or consolidation with another corporation, less than 65% of the voting securities of the surviving corporation are owned by our former shareholders, (iv) the Company is liquidated or sells substantially all of its assets to an unrelated third party, or (v) the Company enters into an agreement or any person publicly announces an intent to take actions which would result in a change in control.

The payments and benefits payable under the severance agreements are subject to a "double trigger"; that is, they become payable only after both (i) a change in control of the Company and (ii) the executive officer's employment is terminated by the Company (except for cause or upon disability) or the executive officer terminates his or her employment for "good reason." In general, the executive officer would have good reason to terminate his or her employment if he or she were required to relocate or experienced a reduction in job responsibilities, compensation or benefits, or if the successor company did not assume the obligations under the agreement. The Company may cure the "good reason" for termination within 30 days of receiving notice of such from the executive.

If the Company terminates the executive for cause, the severance benefits do not become payable. Events triggering a termination for cause include (i) conviction of a felony or any crime involving Company property, (ii) willful breach of the Code of Conduct or Financial Code of Ethics that causes significant injury to the Company, (iii) willful act or omission of fraud, misappropriation or dishonesty that causes significant injury to the Company or results in material enrichment of the executive at the Company's expense, (iv) willful violation of specific written directions of the Board following notice of such violation, or (v) continuing, repeated, willful failure to substantially perform duties after written notice from the Board.

Once the double trigger conditions are satisfied, the executive becomes entitled to receive the following payments and benefits:

- Base salary through the date of termination.
- Pro-rata annual incentive award based upon the actual results under the Key Officers Incentive Plan for the year of termination.
- Severance payments equal to 200% of base salary and target annual incentive paid in bi-weekly installments over 24 months following the date of termination.
- Continuation of health insurance, life insurance and fringe benefits for 24 months following the date of termination, as permitted by the Internal Revenue Code, or an equivalent bi-weekly cash payment.
- Lump sum additional retirement benefit based upon the actuarial equivalent of an additional 24 months of continuous service following the date of termination.

The executive is not required to mitigate the amount of any termination payment or benefit provided under his or her severance benefit agreement, but any health insurance or fringe benefits he or she may receive from a new job will reduce any benefits provided under the agreement. In addition, receipt of severance payments and benefits is conditioned upon the executive's compliance with certain non-competition and non-solicitation provisions, which generally prohibit the executive from engaging in competitive activities or soliciting customers or employees for a period of two years after the termination date. The Company may discontinue such payments and benefits upon a breach of these restrictive covenants.

Accelerated Vesting of PSUs and RSUs. The terms and conditions of the PSU and the RSU awards provide for “double trigger” vesting (a qualifying termination of employment following a change in control, unless the acquirer requires the outstanding awards to be terminated as a result of the change in control), such that all outstanding PSUs will vest at the maximum 200% payout and all unvested RSUs become vested. The acceleration of an equity-based award vesting upon a change in control is designed to ensure that ongoing employees receive the benefit of the transaction by having the opportunity to realize value from their equity-based awards at the time of the transaction.

The tables below provide the estimated potential payments and benefits that the NEOs would receive in the event of any termination of employment. We have used the following assumptions and methodology to calculate these amounts:

- Each termination of employment is deemed to have occurred on December 31, 2025. Potential payments reflect the benefits and arrangements in effect on that date.
- The tables reflect only the additional payments and benefits the NEOs would be entitled to receive as a result of the termination of employment. Fully vested benefits described elsewhere in this proxy statement (such as deferred compensation accounts and pension benefits) and payments generally available to U.S. employees upon termination of employment (such as accrued vacation) are not included in the tables.
- To project the value of stock plan benefits, we used the December 31, 2025 closing market price of our common stock of $11.00 per share and a dividend yield of 1.82%.

The potential payments and benefits presented in the following tables are only estimates provided solely for disclosure purposes and may vary from the amounts that are ultimately paid in connection with an actual termination of employment.

Potential Payments upon Termination Following a Change in Control

Name	Severance Payments[1]	Vesting of PSU Awards[2]	Vesting of RSU Awards[3]	Retirement Benefits[4]	Health and Life Insurance Benefits[5]	Total
Karl G. Glassman	$5,992,500	$9,054,674	$4,996,541	$1,168,203	$43,601	$21,255,519
Benjamin M. Burns	2,160,000	1,332,801	716,584	327,473	65,591	4,602,449
J. Tyson Hagale	2,160,000	1,345,680	761,112	299,690	65,591	4,632,073
R. Samuel Smith, Jr.	1,890,000	1,088,351	571,274	257,607	59,869	3,867,101
Jennifer J. Davis	1,666,000	932,786	503,844	227,517	65,591	3,395,738

(1) This amount represents the total bi-weekly cash severance payments made during the Protected Period pursuant to the severance agreements. The severance agreements for each NEO also provide for a pro-rata annual incentive payment for the year in which the termination occurs; however, this amount vests under the KOIP on December 31 of each year, so no incremental compensation would have been payable as of December 31, 2025.

(2) These amounts represent the incremental portion of the PSU awards attributable to the additional vesting beyond December 31, 2025–specifically, 33% of the 2024-2026 PSU awards and 67% of the 2025-2027 PSU awards. However, upon a qualifying termination of employment following a change in control, all of the 2024-2026 and 2025-2027 PSU awards will vest and be paid at the maximum level (200%), resulting in the following aggregate values of PSU Awards: Glassman - $17,225,758; Burns - $2,352,482; Hagale - $2,391,510; Smith - $1,822,524; and Davis - $1,656,050. In addition, the 2023-2025 PSU awards are not included in the above table because those awards vested on December 31, 2025, so no incremental compensation would have been payable.

(3) Upon a termination of employment following a change in control, the RSU awards provide for vesting of all outstanding RSUs. This amount represents the value of the NEOs' unvested RSUs on December 31, 2025.

(4) This amount represents the additional retirement benefit due under the severance agreements based upon additional Company contributions for the length of the Protected Period under the Executive Stock Unit Program and, for Mr. Glassman and Mr. Burns, the Retirement K and Retirement K Excess Plan.

(5) This amount represents the value of continued health insurance and life insurance premiums which continue through the Protected Period under the severance agreements.

Potential Payments Following Death or Disability

Name	Vesting of PSU Awards[1]	Vesting of RSU Awards[2]	Total
Karl G. Glassman	$4,527,337	$4,996,541	$9,523,878
Benjamin M. Burns	666,401	716,584	1,382,985
J. Tyson Hagale	672,840	761,112	1,433,952
R. Samuel Smith, Jr.	544,176	571,274	1,115,450
Jennifer J. Davis	466,393	503,844	970,237

(1) These amounts represent the incremental portion of the PSU awards attributable to the additional vesting beyond December 31, 2025, the assumed date of death or disability–specifically, 33% of the 2024-2026 PSU awards and 67% of the 2025-2027 PSU awards, each at 100% of the base award. Upon death or disability, however, all of the 2024-2026 and 2025-2027 PSU awards will vest immediately at 100% of the base award, resulting in the following aggregate values of PSU Awards: Glassman - $8,612,879; Burns - $1,176,241; Hagale - $1,195,755; Smith - $911,262; and Davis - $828,025.

(2) Upon a termination of employment following death or disability, the RSU awards provide any outstanding portion of the award will vest immediately.

In the event of a termination of employment due to a NEO's death, the standard salaried employee's life insurance benefit is payable at two times basic yearly earnings as defined in the applicable policy (which includes base salary), capped at a maximum benefit of $800,000. The insurance benefit doubles in the event of death due to an accident.

Potential Payments Following Retirement

Name	Vesting of RSU Awards[(1)]
Karl G. Glassman	$4,996,541
Benjamin M. Burns	716,584
J. Tyson Hagale	761,112
R. Samuel Smith, Jr.	
Jennifer J. Davis	

(1) Following a qualifying retirement, the RSU awards provide that any outstanding portion of the award will continue to vest on each future vesting date. As of December 31, 2025, Mr. Smith and Ms. Davis did not yet meet the age and service requirements for retirement eligibility under the RSU awards.

In the event of a qualifying retirement prior to the end of the performance period, PSU awards are prorated based on the number of days from the beginning of the performance period through the termination date, and paid based upon the actual achievement during the performance period.

CEO Pay Ratio

The following pay ratio disclosure is the Company's reasonable, good faith estimate based upon the methodology described below, pursuant to SEC rules.

The annual compensation of Leggett's CEO for 2025 (as set forth in the Summary Compensation Table on page 45, plus the value of employer-provided health benefits) was $10,909,229, and the annual compensation for our median employee (including employer-provided health benefits) was $56,199 resulting in a ratio of 194 to 1.

As a multinational manufacturing company, a majority of Leggett's workforce is employed outside the United States. In addition, approximately two-thirds of Leggett's employees are production workers. Leggett operates over 100 manufacturing facilities in 18 countries, and we offer competitive compensation and benefits in line with local labor markets and in accordance with applicable laws.

There have been no significant changes in our employee population or compensation arrangements for 2025 that we reasonably believe would result in a significant change to our pay ratio disclosure since identifying the median employee in 2023. Therefore, the same individual identified as the median employee for 2023 has been used for the 2025 pay ratio. In identifying the median employee for 2023, we followed the methodology used in 2020. As of October 1, 2023, we had a total of 19,448 employees worldwide. In establishing the population from which to identify our median employee, we excluded all employees located in Brazil (259), Croatia (393) and India (308) under the 5% de minimis exception of the applicable rule, based upon the 19,448 total. We gathered compensation data for a statistically relevant, randomized sample of 400 employees from across our entire, worldwide employee base (less the de minimis exclusion described above and excluding the CEO). We used cash compensation paid during fiscal year 2023 as the consistently applied compensation measure, which consisted of wages, overtime, salary and bonuses. Compensation of non-U.S. employees was converted from local currency to U.S. dollars using exchange rates in effect on December 31, 2023. For those employees hired and/or separated from service in 2023, their cash compensation paid in 2023 was annualized.

Security Ownership

Security Ownership of Directors and Executive Officers

The following table reports the beneficial ownership of our common stock on March 13, 2026, by the Company's directors, the Named Executive Officers, as well as all directors and executive officers as a group.

	Number of Shares or Units Beneficially Owned				
Directors and Executive Officers	Common Stock	Stock Units[(1)]	Options Exercisable within 60 Days	Total	% of Class[(2)]
Angela Barbee, Director	20,431	28,377		48,808	
Robert E. Brunner, Director	53,620	74,069		127,689	
Benjamin M. Burns, Executive VP and Chief Financial Officer	68,509	123,222		191,731	0.14%
Mary Campbell, Director	27,716	35,820	4,274	67,810	
Jennifer J. Davis, Executive VP and General Counsel	31,182	86,851		118,033	
Karl G. Glassman, President and Chief Executive Officer, Board Chairman, Director	765,348	936,705	95,968	1,798,021	1.30%
J. Tyson Hagale, Executive VP, President—Bedding Products	61,705	128,294		189,999	0.14%
Joseph W. McClanathan, Director	72,520	47,047		119,567	
Srikanth Padmanabhan, Director	38,623	30,670		69,293	
Jai Shah, Director	17,494	53,651	25,886	97,031	
R. Samuel Smith, Jr., Executive VP, President—Specialized Products and FF&T Products	16,267	130,640		146,907	0.11%
Phoebe A. Wood, Director	62,836	30,950		93,786	
All executive officers and directors as a group (15 persons)	1,327,334	1,918,274	126,128	3,371,736	2.44%

(1) Stock units include shares under the Company's Executive Stock Unit and Deferred Compensation Programs and RSU grants. Participants have no voting rights with respect to stock units. In each program, stock units are converted to shares of common stock upon distribution, which occurs at a specified date or upon termination of employment. None of the stock units listed are convertible into common stock within 60 days of March 13, 2026.

(2) Beneficial ownership of less than .1% of the class is not shown.

Security Ownership of Certain Beneficial Owners

The Company knows of no beneficial owner of more than 5% of its common stock as of March 13, 2026, except as set out below.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock Outstanding
BlackRock, Inc.[1] 50 Hudson Yards New York, NY 10001	20,040,670	14.8%
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	18,707,102	13.82%

(1) BlackRock, Inc. ("BlackRock") is deemed to have sole voting power with respect to 19,709,199 shares and sole dispositive power with respect to 20,040,670 shares. This information is based on Schedule 13G/A of BlackRock filed July 17, 2025, which reported beneficial ownership as of June 30, 2025.

(2) The Vanguard Group ("Vanguard") is deemed to have shared voting power with respect to 1,028,785 shares, sole dispositive power with respect to 17,515,615 shares, and shared dispositive power with respect to 1,191,487 shares. This information is based on Schedule 13G/A of Vanguard filed October 31, 2025, which reported beneficial ownership as of September 30, 2025.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors to file reports of ownership and changes in ownership of common stock with the SEC. We must identify in this proxy statement those persons for whom reports were not filed on a timely basis. Based solely on a review of the forms that have been filed and written representations from the reporting persons, we believe that all Section 16 filing requirements applicable to such persons were complied with during 2025.

Equity Compensation Plan Information

The following table reports the number of outstanding options, warrants and rights, and shares available for future issuance under all the Company's equity compensation plans as of December 31, 2025. All of our current equity compensation plans have been approved by our shareholders.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders	7,391,633[(1)]	$38.83	8,560,964[(2)]
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	7,391,633	$38.83	8,560,964

(1) This number represents the stock issuable under the Flexible Stock Plan:

Options	359,791
Vested Stock Units	4,557,780
Unvested Stock Units	2,474,062

This includes 359,791 options outstanding and 7,031,842 stock units convertible to common stock. The stock units include grants of RSUs and stock-settled PSUs (at the maximum 200% payout) covering 2,440,173 shares that are still subject to forfeiture if vesting conditions are not satisfied. The remaining stock units are held in our ESU Program (described at page 39) and Deferred Compensation Program (described at page 39), and only 33,889 of those stock units are unvested.

(2) Shares available for future issuance include: 6,305,968 shares under the Flexible Stock Plan and 2,254,996 shares under the Discount Stock Plan, a Section 423 employee stock purchase plan. Columns (a) and (b) are not applicable to stock purchase plans.

Q&A – Proxy Materials and Annual Meeting

Why did I receive these materials?

Our Board of Directors is soliciting proxies for the Company's Annual Meeting on May 21, 2026. As a Leggett shareholder, you are entitled and encouraged to vote on the proposals presented in these proxy materials. We invite you to attend the virtual Annual Meeting, but you do not have to attend to be able to vote.

How are these materials being distributed?

On or about April 7, 2026, we began mailing a Notice of Internet Availability of Proxy Materials (the "Notice") to certain shareholders of record as of March 13, 2026, and posted our proxy materials for shareholder access at www.leggett.com/proxymaterials. As more fully described in the Notice, shareholders may also request printed proxy materials. The Notice also provides information regarding how you may request proxy materials in printed or electronic form on an ongoing basis.

Where can I obtain financial information about Leggett?

Our Annual Report to Shareholders, including our Form 10-K with financial statements for 2025, is available at *www.leggett.com/proxymaterials,* along with this proxy statement. Information on our website does not constitute part of this proxy statement.

How do I register for and attend the virtual Annual Meeting?

To register for the virtual Annual Meeting:

- No later than 5:00 p.m. Central Time on May 20, 2026 visit *register.proxypush.com/leg* on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Edge or Firefox.
- You will then be required to enter your shareholder control number located on your proxy card or voter instruction card.

After completing the registration process, you will receive a confirmation email. Then, approximately one hour prior to the start of the Annual Meeting, you will receive an email at the address you provided during registration with a unique link to access the virtual Annual Meeting via a live webcast.

The live webcast of the Annual Meeting will begin promptly at 10:00 a.m. Central Time. Online access to the audio webcast will open approximately 15 minutes prior to the start of the Annual Meeting to allow time for you to log in and test your device's settings. We encourage you to access the meeting in advance of the designated start time. If you have difficulties logging into the Annual Meeting, refer to the technical resources provided in the meeting access email.

The virtual Annual Meeting has been designed to provide substantially the same rights to participate as you would have at an in-person meeting.

How can I ask questions?

During the registration process, you will be able to submit a question to be addressed at the Annual Meeting, subject to the rules and procedures established for the meeting. Shareholder attendees will also be able to submit questions during the Annual Meeting. We intend to answer questions pertinent to Company matters as time allows during the Annual Meeting. Questions may be summarized, and questions that are substantially similar may be grouped and answered once to avoid repetition. Guidelines for submitting written questions will be available in the rules of conduct for the Annual Meeting. In the event we are unable to respond to all of the appropriate shareholder questions during the time allotted at the Annual Meeting, those questions and the Company's responses will subsequently be posted to the Investor Relations section of our website.

What shares can I vote?

The only class of outstanding voting securities is the Company's common stock. Each share of common stock issued and outstanding at the close of business on March 13, 2026 (the "Record Date") is entitled to one vote on each matter submitted to a vote at the Annual Meeting. On the Record Date, we had 136,375,853 shares of common stock issued and outstanding.

You may vote all shares of Leggett common stock you owned on the Record Date. This includes shares held directly in your name as the *shareholder of record* and shares held for you as the *beneficial owner* through a broker, trustee or other nominee, sometimes referred to as shares held in "street name."

Shareholder of Record: If your shares are registered directly in your name with our transfer agent, Equiniti, you are the shareholder of record, and these proxy materials were sent to you directly. As the shareholder of record, you have the right to grant your proxy vote directly or to vote at the virtual Annual Meeting.

Beneficial Owner: If you hold shares in a brokerage account or through some other nominee, you are the beneficial owner of the shares, and these proxy materials were delivered by the broker, trustee or nominee, together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote your shares by proxy. Although you are invited to attend the virtual Annual Meeting, you may not vote these shares at the virtual Annual Meeting unless (i) you obtain a legal proxy from the broker, trustee or nominee and (ii) send a copy of your legal proxy to *EQSS-ProxyTabulation@equiniti.com* in advance of the meeting.

How do I submit my vote?

You may vote your shares (i) online at *www.proxypush.com/leg*, (ii) by signing and returning the proxy or voting instruction card, or (iii) by registering in advance to attend the virtual Annual Meeting and following the voting instructions provided in the virtual meeting platform. If you vote online, you do not need to return your proxy or voting instruction card, but you will need to have it in hand when you access the voting website. Specific voting instructions are found on the proxy card or voting instruction card included with this proxy statement. Even if you plan to attend the virtual Annual Meeting, we encourage you to vote your shares in advance.

The Board recommends you vote FOR each of the director nominees in Proposal One, FOR the ratification of PwC in Proposal Two, FOR the approval of Named Executive Officer compensation in Proposal Three, and FOR the amendment and restatement of the Flexible Stock Plan in Proposal Four. All shares for which proxies have been properly submitted and not revoked will be voted at the Annual Meeting in accordance with your instructions. If you return a signed proxy card without marking one or more proposals, your proxy will be voted in accordance with the Board's recommendations.

Can I change my vote?

Shareholder of Record: If you are a shareholder of record, you may change your vote or revoke your proxy any time before the Annual Meeting by (i) submitting a valid, later-dated proxy, (ii) submitting a valid, subsequent vote online, (iii) notifying the Company's Secretary that you have revoked your proxy, or (iv) by registering in advance to attend the virtual Annual Meeting and following the voting instructions provided in the virtual meeting platform.

Beneficial Owner: If you hold shares as the beneficial owner, you may change your vote by (i) submitting new voting instructions to your broker, trustee or nominee or (ii) voting at the virtual Annual Meeting if you have obtained a legal proxy from your broker, trustee or nominee and sent a copy of your legal proxy to *EQSS-ProxyTabulation@equiniti.com* in advance of the meeting.

How many votes are needed to conduct business at the Annual Meeting?

A majority of the outstanding shares of common stock entitled to vote must be present at the virtual Annual Meeting, or represented by proxy, in order to meet the quorum requirement to transact business. Both abstentions, and broker non-votes where the broker, bank or other nominee votes on at least one routine matter, are counted in determining a quorum. If a quorum is not present, the Annual Meeting will be adjourned for no more than 90 days to reach a quorum.

What vote is required to elect a director?

A director nominee must receive the affirmative vote of a majority of those shares present (either by virtual attendance at the Annual Meeting or by proxy) and entitled to vote.

As required by our Corporate Governance Guidelines, each nominee has submitted a contingent resignation to the NGS Committee in order to be nominated for election as a director. If a nominee fails to receive an affirmative vote of a majority of the shares, represented in person or by proxy, and entitled to vote at a meeting for the election of directors, the NGS Committee will make a recommendation to the Board of Directors whether to accept or reject the director's resignation and whether any other action should be taken. If a director's resignation is not accepted, that director will continue to serve until the Company's next Annual Meeting or until his or her successor is duly elected and qualified. If the Board accepts the resignation, it may, in its sole discretion, either fill the resulting vacancy or decrease the size of the Board to eliminate the vacancy.

What vote is required to approve the other proposals?

The affirmative vote of the holders of a majority of the shares present virtually at the Annual Meeting or represented by proxy and entitled to vote is required for ratification of PwC as Leggett's independent registered public accounting firm and to approve the amendment and restatement of the Flexible Stock Plan. NYSE rules also require the amendment of the Flexible Stock Plan to be approved by the majority of votes cast on the proposal. Since the vote on Named Executive Officer compensation is advisory, the Board will give due consideration to the outcome; however, the proposal is not approved as such.

What is the effect of an abstention vote on the election of directors and other proposals?

A share voted abstain with respect to any proposal is considered present and entitled to vote with respect to that proposal. For proposals requiring a majority of the shares present and entitled to vote in order to pass, an abstention will have the effect of a vote against the proposal.

What is the effect of a broker non-vote?

If you are the beneficial owner of shares held through a broker or other nominee and do not vote your shares or provide voting instructions, your broker may vote for you on routine proposals but not on non-routine proposals. Therefore, if you do not vote on the non-routine proposals or provide voting instructions, your broker will not be allowed to vote your shares—this will result in a *broker non-vote*. Broker non-votes are not counted as shares present and entitled to vote, so they will not affect the outcome of the vote. All proposals on the agenda are non-routine, other than the ratification of PwC as the Company's auditor.

Who pays the cost of soliciting votes at the Annual Meeting?

Leggett is making this solicitation and will pay the full cost of preparing, printing, assembling and mailing these proxy materials. Upon request, we will also reimburse brokers and other nominees for forwarding proxy and solicitation materials to shareholders.

We have hired Alliance Advisors, LLC to assist in the solicitation of proxies by mail, telephone, in person or otherwise. Alliance's solicitation fees are expected to be approximately $12,000, plus expenses. If necessary to ensure sufficient representation at the meeting, Company employees, at no additional compensation, may request the return of proxies from shareholders.

Where can I find the voting results of the Annual Meeting?

We will announce preliminary voting results at the Annual Meeting and plan to issue a press release promptly after the meeting. Within four business days after the Annual Meeting, we will file a Form 8-K reporting the vote count.

What should I do if I receive more than one set of proxy materials?

You may receive multiple Notices or sets of proxy materials if you hold shares in more than one brokerage account or if you are a shareholder of record and have shares registered in more than one name. Please vote the shares on each proxy card or voting instruction card you receive.

We have adopted householding which allows us, unless a shareholder withholds consent, to send one set of proxy materials to multiple shareholders sharing the same address. Each shareholder at a given address will receive a separate Notice or proxy card. If you currently receive multiple sets of proxy materials and wish to have your accounts householded, or if you want to opt out of householding, call EQ Shareowner Services at 800-468-9716 or send written instructions to EQ Shareowner Services, Attn: Leggett & Platt, Incorporated, P.O. Box 64854, St. Paul, MN 55164-0854. You will need to provide your Equiniti account number, which can be found on your proxy card.

Many brokerage firms practice householding as well. If you have a householding request for your brokerage account, please contact your broker.

How may I obtain another set of proxy materials?

If you received only one Notice or set of proxy materials for multiple shareholders of record and would like us to send you another set this year, please call 800-888-4569 or write to Leggett & Platt, Incorporated, Attn: Investor Relations, 1 Leggett Road, Carthage, MO 64836, and we will deliver these documents to you promptly upon your request. You can also access a complete set of proxy materials (Notice, Proxy Statement, and Annual Report to Shareholders including Form 10-K) online at *www.leggett.com/proxymaterials*. To ensure that you receive multiple copies in the future, please contact your broker or Equiniti at the number or address in the preceding answer to withhold your consent for householding.

What is the deadline to propose actions for next year's Annual Meeting?

Shareholders may propose actions for consideration at future Annual Meetings either by presenting them for inclusion in the Company's proxy statement or by soliciting votes independent of our proxy statement. To be properly brought before the meeting, all shareholder actions must comply with our bylaws, as well as SEC requirements under Regulation 14A. Leggett's bylaws are posted on our website at *www.leggett.com/governance*. Notices specified for the types of shareholder actions set forth below must be addressed to Leggett & Platt, Incorporated, Attn: Corporate Secretary, 1 Leggett Road, Carthage, MO 64836.

Shareholder Proposal Included in Proxy Statement: If you intend to present a proposal at the 2027 Annual Meeting, SEC rules require that the Corporate Secretary receive the proposal at the address given above by December 8, 2026 for possible inclusion in the proxy statement. We will decide whether to include a proposal in the proxy statement in accordance with SEC rules governing the solicitation of proxies.

Shareholder Proposal Not Included in Proxy Statement: If you intend to present a proposal at the 2027 Annual Meeting by soliciting votes independent of the Company's proxy statement, Section 1.2 of our bylaws requires that the Company receive timely notice of the proposal—no earlier than January 21, 2027 and no later than February 20, 2027. This notice must include a description of the proposed business, your name and address, the number of shares you hold, any of your material interests in the proposal, and other matters specified in the bylaws. The nature of the business also must be appropriate for shareholder action under applicable law. The bylaw requirements also apply in determining whether notice is timely under SEC rules relating to the exercise of discretionary voting authority.

Director Nominees: If you wish to recommend a director candidate for the NGS Committee's consideration, submit a proxy access director nominee, or nominate a director candidate outside of the Company's nomination process, see the requirements described under Consideration of Director Nominees and Diversity on page 8.

APPENDIX: Flexible Stock Plan

LEGGETT & PLATT, INCORPORATED
FLEXIBLE STOCK PLAN
Amended and Restated
Effective as of May 21, 2026

1. ESTABLISHMENT OF PLAN

1.1 ***Name***. The name of the Plan is the "Leggett & Platt, Incorporated Flexible Stock Plan."

1.2 ***Purpose.*** The purpose of the Plan is to advance the Company's long-term interests by providing awards that allow the Company to attract and retain valuable employees, align the interests of directors, employees and other key individuals with the interests of shareholders, and reward outstanding performance.

1.3 ***Effective Date and Term***. This amended and restated Plan (the "Plan") is an amendment and restatement of the Leggett & Platt, Incorporated Flexible Stock Plan that was effective May 7, 2025 (the "Prior Plan"). The Plan will become effective as of May 21, 2026 (the "Effective Date"), subject to approval by the Company's shareholders, and shall continue in full force and effect until the tenth anniversary of the Effective Date.

2. DEFINITIONS

Unless otherwise specifically defined or unless the context clearly otherwise requires, the words and phrases used in the Plan are defined as set forth below. In addition to the definitions below, certain words and phrases used in the Plan and any agreement may be defined in other portions of the Plan or agreement.

(a) ***Affiliate***. A Parent, Subsidiary, or any directly or indirectly owned partnership or limited liability company of the Company.

(b) ***Agreement***. The document that evidences the grant of any Award under the Plan and sets forth the terms, conditions, and restrictions relating to, such Award.

(c) ***Award***. Any Option, SAR, Restricted Stock, Stock Unit, Performance Award, Other Stock Based Award or Other Award granted or acquired pursuant to the Plan.

(d) ***Board.*** The Board of Directors of the Company.

(e) ***Change in Control***. Change in Control shall mean the acquisition, without the approval of the Board, by any person or entity, other than the Company or a Related Entity, of more than 20% of the outstanding Shares through a tender offer, exchange offer or otherwise; the liquidation or dissolution of the Company following the sale or other disposition of all or substantially all of its assets; a merger or consolidation involving the Company which results in the Company not being the surviving parent corporation; or any time during any two-year period in which individuals who constituted the Board at the start of such period (or whose election was approved by at least two-thirds of the then members of the Board who were members at the start of the two-year period) do not constitute at least 50% of the Board for any reason. A Related Entity is a Subsidiary or any employee benefit plan (including a trust forming a part of such a plan) maintained by the Company or a Subsidiary. Notwithstanding the foregoing, to the extent necessary to avoid the adverse tax consequences under Code Section 409A, a Change in Control shall mean one of the foregoing events but only to the extent it also meets the requirements of an event qualifying for a distribution of deferred compensation under Section 409A(a)(2)(A)(v) of the Code.

(f) ***Code***. The Internal Revenue Code of 1986, as amended.

(g) ***Company***. Leggett & Platt, Incorporated.

(h) ***Committee***. The Committee described in Section 5.1 or, in the absence of the Committee, the Board.

(i) ***Common Stock***. The Company's $.01 par value Common Stock.

(j) ***Employee***. Any person employed by the Employer.

(k) ***Employer***. The Company or any Affiliate.

(l) ***Exchange Act***. The Securities Exchange Act of 1934, as amended.

(m) ***Fair Market Value***. The closing price of a Share on the New York Stock Exchange on a given date, or, in the absence of sales on a given date, the closing price on the New York Stock Exchange on the last day on which a sale occurred prior to such date, or such other value as determined in a manner that would not trigger adverse tax consequences under Code Section 409A and in accordance with the terms specified in an Award Agreement.

(n) ***Fiscal Year***. The Company's taxable year, which is the calendar year.

(o) ***Non-Employee Director***. A non-employee director, as defined in Rule 16b-3 under the Exchange Act, of the Company.

(p) ***Parent***. Any entity (other than the Company) in an unbroken chain of entities ending with the Company, if, at the time of the grant of an Option or other Award, each of the entities (other than the Company) owns 50% or more of the total combined voting power of all classes of stock or ownership interests in one of the other entities in such chain.

(q) ***Participant***. An individual who is granted an Award under the Plan, and any beneficiary or authorized transferee of such individual.

(r) ***SEC***. The Securities and Exchange Commission.

(s) ***Share***. A share of Common Stock.

(t) ***Subsidiary***. Any corporation, other than the Company, in an unbroken chain of corporations beginning with the Company if, at the time of grant of an Option or other Award, each of the corporations, other than the last corporation in the unbroken chain, owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the corporations in such chain.

3. COMMON STOCK

3.1 ***Number of Shares***. The number of Shares available for grant of Awards and reserved for issuance against outstanding Awards under the Plan after the Effective Date shall be the sum of (a) all Shares subject to outstanding Awards previously granted under the Prior Plan as of the Effective Date, (b) all Shares authorized and available for issuance or grant as Awards under the Prior Plan immediately prior to the Effective Date and (c) 4,000,000 Shares. Shares may be authorized but unissued Shares, Shares held in the treasury, or both. Notwithstanding the preceding sentence, only Shares held in the treasury may be used to provide an Award to a Participant if the use of authorized but unissued Shares would violate any applicable law, rule or regulation.

3.2 ***Share Usage***. Of the Shares available for grant under the Plan on and after the Effective Date, each Share issued pursuant to an Award shall reduce the number of Shares available under Section 3.1 by one (1) Share. Awards settled in cash shall not reduce the Shares available for grant under the Plan. If an outstanding Award granted under any Prior Plan or the Plan expires or is terminated, cancelled or forfeited, the Shares associated with the expired, terminated, cancelled or forfeited Awards shall again be available for grant under the Plan.

The following Shares shall not become available for issuance under the Plan:

(a) Shares tendered by Participants or withheld as full or partial payment to the Company upon exercise of Options granted under this Plan;

(b) Shares subject to a SAR or an Option settled in Shares and that are not issued upon net settlement or net exercise of the SAR or the Option;

(c) Shares withheld by, or otherwise remitted to, the Company to satisfy a Participant's tax withholding obligations upon the lapse of restrictions on Restricted Stock or the exercise of Options or SARs granted under the Plan or upon any other payment or issuance of Shares under the Plan; and

(d) Shares that have been repurchased by the Company directly using the cash proceeds received by the Company from the exercise of Options granted under the Plan.

3.3 ***Adjustments***.

(a) If there is any change in the Common Stock of the Company by reason of any nonreciprocal transaction between the Company and the holders of capital stock of the Company that causes the per Share value of Shares underlying an Award to change, such as a stock dividend, stock split, or spin-off (each, an "Equity Restructuring"), the total number of Shares reserved for issuance under the Plan, the maximum number of Shares issuable for a given type of Award or to an individual Participant, and any outstanding Awards granted under the Plan and the price thereof, if any, shall be proportionately adjusted by the Committee; provided that the number of Shares subject to an Award shall always be a whole number.

(b) In the event of a merger, consolidation, reorganization, extraordinary dividend, sale of substantially all of the Company's assets, or other change in capital structure of the Company, tender offer for shares of Stock or a Change in Control, that in each case does not constitute an Equity Restructuring, the Committee may take any of the actions permitted by Section 15.

(c) The existence of the Plan and the Awards granted pursuant to the Plan shall not affect in any way the right or power of the Company to make or authorize any adjustment, reclassification, reorganization or other change in its capital or business structure, any merger or consolidation of the Company, any issue of debt or equity securities having preferences or priorities as to Common Stock or the rights thereof, the dissolution or liquidation of the Company, any sale or transfer of all or any part of its business or assets, or any other corporate act or proceeding.

3.4 ***Awards Granted under Prior Plan.*** Awards granted under the Prior Plan before the Effective Date shall be subject to the terms and conditions of the Plan, except (a) if an Award granted under the Prior Plan incorporates a definition by reference to the Prior Plan (other than the definition of Plan), the definition in the Prior Plan shall govern if different from the definition in the Plan or if no such definition appears in the Plan and (b) no termination, amendment, suspension, or modification of the Prior Plan or an Award granted under the Prior Plan shall adversely affect any Award granted under the Prior Plan, without the written consent of the Participant holding such Award.

3.5 ***ISO Limit***. Up to one hundred percent (100%) of the Shares available for grant under the Plan after the Effective Date may be available for grants of ISOs.

4. PARTICIPANTS AND ELIGIBILITY

4.1 ***Participants***. Awards may be granted to:

(a) Employees;

(b) Non-Employee Directors;

(c) Individuals who, and entities that, render services to an Employer.

4.2 ***Eligibility***. The Participants and the Awards they receive under the Plan shall be determined by the Committee. In making its determinations, the Committee shall consider any factors it deems relevant in selecting Participants and determining the amount and type of their respective Awards. Such factors shall include, but are not limited to, past, present and expected future contributions of Participants and potential Participants to the Employer. No Participant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants under the Plan. The Committee's grant of an Award to a Participant in any year shall not require the Committee to grant an Award to that Participant in any other year.

5. ADMINISTRATION

5.1 ***Committee***. The Plan shall be administered by the Committee. The Committee shall consist of two or more members of the Board who are Non-Employee Directors. The members of the Committee shall be appointed by and shall serve at the pleasure of the Board. The Committee may select one of its members as its Chair and shall hold its meetings at such times and places as it may determine. A majority of its members shall constitute a quorum. At any meeting of the Committee at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the members present. Any action of the Committee may be taken without a meeting if a consent setting forth the action in writing is signed by all the members of the Committee. All determinations of the Committee shall be final and binding on all persons, including the Company, any Participant, any stockholder and any Employee of the Company or any Affiliate. No member of the Board or any of its committees shall be liable for any action or determination made in good faith with respect to the Plan or any Award granted under it.

5.2 ***Authority***. Subject to the terms of the Plan and such resolutions as may from time to time be adopted by the Board, the Committee shall have full power and discretion to:

(a) determine the Participants to whom Awards may be granted;

(b) determine the type of Award to be granted to each Participant;

(c) determine the number of Shares to be covered by each Award;

(d) determine the terms and conditions of any Award;

(e) determine whether, to what extent and under what circumstances, Awards may be settled in cash, Shares or other property or cancelled or suspended;

(f) determine, in accordance with applicable law, whether, to what extent, and under what circumstances cash, Shares, other property and other amounts payable with respect to an Award made under the Plan shall be deferred either automatically or at the election of the Participant;

(g) interpret and administer the terms of the Plan and any instrument or Agreement entered into under the Plan;

(h) establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; and

(i) make any other determination and take any other action it deems necessary or desirable for administration of the Plan.

5.3 ***Delegation***. To the extent permitted by law, the Committee may delegate all or any part of its authority under the Plan to any Employee or a committee of the Board, except that it may not delegate any action related to grants of Awards to individuals who are subject to Section 16 of the Exchange Act.

6. OPTIONS

6.1 ***Description***. An Option is a right to purchase a number of Shares at a price, at such times, and upon such other terms and conditions specified in the documents evidencing the Award ("Option"). The Committee may grant Options intended to qualify as incentive stock options ("ISOs") pursuant to Section 422 of the Code, as well as non-qualified stock options ("NQSOs") under the Plan. Except as otherwise provided in Sections 6.2, 6.3, and 12.11 the terms and conditions of all Options shall be determined by the Committee.

6.2 ***ISOs***. ISOs can be granted only to Employees of the Company, a Parent, or a Subsidiary. Each ISO must be granted to an Employee for a term not to exceed ten years from the date of grant. The purchase price for Shares under any ISO shall be no less than the Fair Market Value of the Shares on the date the Option is granted. The terms of an ISO shall meet all requirements of Section 422 of the Code.

6.3 ***NQSOs***. The purchase price for Shares under any NQSO shall be no less than the Fair Market Value of the Shares on the date the Option is granted. The term of any NQSO shall not exceed ten years from the date of grant.

7. STOCK APPRECIATION RIGHTS

A Stock Appreciation Right ("SAR") gives a Participant the right to receive, for each SAR exercised, an amount equal to the excess of the Fair Market Value of a Share on the date the SAR is exercised and the Fair Market Value of a Share on the date the SAR was granted. The term of any SAR shall not exceed ten years from the date of grant. SARs may be settled in cash or in Shares, as determined by the Committee, and are subject to the terms and conditions expressed in the document evidencing the Award.

8. RESTRICTED STOCK

8.1 ***Description.*** A Restricted Stock Award is an award of Shares, the grant, vesting, issuance, or retention of which is subject to certain conditions expressed in the document evidencing the Award. Restricted Stock may be issued in certificate form or held in book entry on the records of the Company's transfer agent and registrar. If Restricted Stock is issued in certificate form, the Shares may be held by the Company (or other person designated by the Committee) as escrow agent until the restrictions on such Shares have lapsed or the Company may require the certificate to bear a legend stating that such Shares are non-transferable until all restrictions have been satisfied and the legend has been removed.

8.2 ***Voting Rights.*** Recipients of Restricted Stock shall have full voting rights with respect to such Shares during the restriction period, unless otherwise determined by the Committee.

8.3 ***Dividends.*** Subject to the restriction regarding the payment of dividends on unvested Awards contained in Section 12.11 of the Plan, recipients of Restricted Stock shall be entitled to receive dividends and other distributions with respect to such Shares, unless otherwise determined by the Committee. Dividends may be paid in cash or in Shares, at the Committee's discretion. If paid in Shares, the dividend Shares shall be subject to Section 12.11 of this Plan and shall be subject to the same restrictions as the Shares of Restricted Stock with respect to which they were paid.

8.4 ***Price of Restricted Stock.*** As permitted under applicable law, the Committee shall determine the price, if any, at which Restricted Stock shall be sold or awarded to Participants.

8.5 ***Non-Transferability***. Shares of Restricted Stock shall not be transferable during the restriction period except for transfer by bequest or inheritance or as otherwise permitted by the Committee.

9. STOCK UNITS

9.1 ***Description.*** A Stock Unit Award is the award of a right to receive a specified number of Shares or the Fair Market Value of such Shares, the grant, vesting, issuance, retention and payment of which is subject to certain conditions expressed in the document evidencing the Award. Stock Units may be settled in cash or in Shares, as determined by the Committee. Stock Units represent an unfunded and unsecured obligation of the Company. Participants shall have no rights as a shareholder, including dividend rights, with respect to Stock Units until such Stock Units have been converted to Shares and delivered to the Participant.

9.2 ***Dividend Equivalents***. Subject to the restriction regarding the payment of dividend equivalents on unvested Awards contained in Section 12.11 of the Plan, Stock Units may accrue dividend equivalents, as determined by the Committee.

9.3 ***Price of Stock Units***. As permitted under applicable law, the Committee shall determine the price, if any, at which Stock Units shall be sold or awarded to Participants.

10. PERFORMANCE AWARDS

A Performance Award entitles a Participant to receive a specified number of Shares or cash equal to the Fair Market Value of such Shares at, or following, the end of a performance period, as specified, and subject to the terms and conditions in the document evidencing the Award. The ultimate number of Shares distributed or cash paid may depend upon the conditions expressed in the document evidencing the Award and the extent to which pre-established performance objectives are met during the applicable performance period.

11. OTHER STOCK BASED AWARDS AND OTHER AWARDS

11.1 ***Other Stock Based Awards***. The Committee shall have the right to grant Other Stock Based Awards which may include, without limitation, the grant of Shares and the grant of securities convertible into Shares. "Other Stock Based Award" means an Award (other than the types of Awards specified in Sections 6 through 10) that has a value that is derivative of the value of Shares, determined by reference to a number of Shares, or determined by reference to dividends payable on Shares, and may be settled in Shares or in cash.

11.2 ***Other Awards***. The Committee shall have the right to provide other types of Awards under the Plan (including cash) in addition to those specifically listed, if the Committee believes that such Awards would further the purposes for which the Plan was established.

12. AGREEMENTS AND PROVISIONS OF AWARDS

12.1 ***Grant Evidenced by Agreement***. The grant of any Award under the Plan may be evidenced by an Agreement which describes the specific Award granted and sets forth the terms and conditions of the Award. If required by the Committee, the granting of any Award may be subject to, and conditioned upon, the recipient's execution of any Agreement. Except as otherwise provided in an Agreement, all capitalized terms used in the Agreement shall have the same meaning as in the Plan, and the Agreement shall be subject to all of the terms and conditions of the Plan in effect on the date of the Award, unless otherwise specified in the Agreement or in any amendment to the Plan or the Agreement.

12.2 ***Provisions of Agreement***. Each Agreement shall contain such provisions as the Committee shall determine necessary or appropriate for the Award, which may include: description of the type of Award; the Award's duration; if an Option, the exercise price, the exercise period and the person or persons who may exercise the Option; the effect upon such Award of the Participant's death or termination of employment; the Award's conditions; when, if, and how any Award may be forfeited, converted into another Award, modified, exchanged for another Award, or replaced; and the restrictions on any Shares purchased or granted under the Plan. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant of any Shares issued under an Award, including without limitation: (a) restrictions under an insider trading policy or pursuant to applicable law, (b) restrictions designed to delay and/or coordinate the timing and manner of sales by Participants and holders of other Company equity compensation arrangements, (c) restrictions as to the use of a specified brokerage firm for such resales or other transfers, and (d) provisions requiring Shares to be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

12.3 ***Performance Conditions***. The Committee may require the satisfaction of certain performance goals as a condition to the grant or vesting of any Award provided under the Plan.

12.4 ***Payment***. Upon the exercise of any Option or in the case of any Award that requires a payment to the Company, the amount due the Company is to be paid:

(a) in cash;

(b) by the tender to the Company of Shares owned by the optionee and registered in his or her name having a Fair Market Value equal to the amount due the Company; or

(c) by any combination of the payment methods specified in (a) and (b) above.

Notwithstanding the foregoing, any method of payment other than cash may be used only with the consent of the Committee or to the extent so provided in an Agreement.

In addition, the Committee may, in its discretion, permit any other manner of exercise and methods by which the exercise may be paid as it determines, which may include broker-assisted cashless exercise arrangements or other cashless exercise arrangements.

The proceeds of the sale of Common Stock purchased pursuant to an Option and any payment to the Company for other Awards shall be added to the general funds of the Company or to the Shares held in treasury, as the case may be, and used for the corporate purposes of the Company as the Board shall determine.

12.5 ***Deferral***. Subject to the requirements of Code Section 409A, the right to receive any Award under the Plan may, at either (a) the request of the Participant but subject to the approval of the Committee (which may be withheld for any reason), or (b) the requirement of the Committee, be deferred for such period and upon such terms as the Committee shall determine, which may include crediting of interest on deferrals of cash and crediting of dividends or dividend equivalents on deferrals denominated in Shares.

12.6 ***Withholding***. The Company may, at the time any distribution is made under the Plan, or at the time any Option is exercised, or at any time required by law, withhold from such distribution or Shares issuable upon the exercise of an Option, any amount (but not in excess of the maximum statutory tax rates in the applicable jurisdiction) necessary to satisfy tax withholding requirements with respect to such distribution or exercise of such Option. The Committee may, at any time, require a Participant to tender the Company cash in the amount necessary to comply with any such withholding requirements.

12.7 ***Tandem Awards***. Awards may be granted by the Committee in tandem. However, no Award may be granted in tandem with an ISO except a SAR.

12.8 ***Awards Not Transferable***. Except to the extent that the Committee may provide otherwise as to any Awards other than ISOs, Awards are not transferable or assignable except by will or by the laws of descent and distribution, and are exercisable, during the Participant's lifetime only by the Participant, or in the event of disability of the Participant, by the legal representative of the Participant, or in the event of death of the Participant by the legal representative of the Participant's estate. Other than as provided herein, no benefit under the Plan may be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge, and any attempt to do so shall be void.

12.9 ***Awards to Non-U.S. Participants***. The Committee shall have the power and authority to determine which Affiliates shall be covered by this Plan and which Participants residing outside the United States of America shall be eligible to participate in the Plan. The Committee may adopt, amend or rescind rules, procedures or sub-plans relating to the operation and administration of the Plan to accommodate the specific requirements of local laws, procedures and practices. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules, procedures and sub-plans with provisions that limit or modify rights on death, disability, retirement or termination of employment; available methods of exercise or settlement of an Award; payment of income, social insurance contributions and payroll taxes; and the withholding procedures and handling of any Share certificates or other indicia of ownership which vary with local requirements. The Committee may also adopt rules, procedures or sub-plans applicable to particular Affiliates or locations.

12.10 ***Mandatory Minimum Vesting Period of At Least One Year***. Notwithstanding any provision of the Plan to the contrary, Awards issued after May 8, 2024, with respect to no less than 95% of the Shares subject to such Awards in the aggregate, shall be subject to a mandatory minimum vesting period of at least one year, except in the case of death or "Disability" (as defined in the applicable Award agreement) or in the event that Section 15 of the Plan applies, and no Award may be amended after the date of grant to the extent that such amendment would result in the foregoing limitation being exceeded.

12.11 ***Restriction on Dividends and Dividend Equivalents***. Unless otherwise provided in this Section 12.11, the Committee may grant an Award with dividends or dividend equivalents, as applicable, based on dividends declared on Common Stock, to be credited as of the applicable dividend payment date, during the period between the date of grant and the date the Award vests, and thereafter, as determined by the Committee and as set forth in the Award Agreement. Notwithstanding the foregoing, such dividends or dividend equivalents, whether credited in cash or Shares, on all Awards shall only be paid if, and when, and to the extent the Award becomes vested. No dividends or dividend equivalents shall be credited or paid on Options or SARs.

12.12 ***Limits on Director Compensation***. The aggregate value of all consideration granted or paid, as applicable, including Awards with a grant date fair value (determined under U.S. Generally Accepted Accounting Principles), cash or any other form of compensation, to any individual for service as a member of the Board of Directors or any committee thereof, shall not exceed $750,000 in any calendar year. Awards granted to an individual in respect of his or her service as an Employee of or consultant to the Company will not count for purposes of this limitation.

12.13 ***CEO Stock Holding Requirement***. As a condition to the grant of any Option or SAR to the Chief Executive Officer of the Company (the "CEO") after the Effective Date, the CEO shall be required to hold for at least one year any net Shares received (i.e., Shares remaining after payment of taxes) from the date of exercise of such Option or SAR.

13. AMENDMENT AND TERMINATION OF PLAN

13.1 ***Amendment and Termination***. The Board shall have the sole right and power to amend or terminate the Plan at any time, except that the Board may not amend the Plan, without approval of the shareholders of the Company, in a manner that would cause Options which are intended to qualify as ISOs to fail to qualify or in a manner which would violate applicable law, and the Board shall obtain shareholder approval for any amendment to the Plan that, (a) except as provided in Section 3.3 of the Plan, increases the number of Shares available under the Plan, (b) expands the classes of individuals eligible to receive Awards, or (c) would otherwise require shareholder approval under the rules of the applicable exchange.

13.2 ***Participants' Right***. The amendment or termination of the Plan shall not adversely affect a Participant's right to any Award granted prior to such amendment or termination, without the consent of the Participant to whom such Award was granted.

14. MODIFICATION OR TERMINATION OF AWARDS

14.1 ***Committee's Right***. Any Award granted may be converted, modified, forfeited or cancelled, in whole or in part, by the Committee if and to the extent (a) not prohibited by the Plan or the applicable Agreement (except to the extent that such action would adversely affect the rights of the Participant in a manner not expressly contemplated by the Plan or Agreement), or (b) with the consent of the Participant to whom such Award was granted. The Committee shall have the right, in its discretion, to cancel all or any portion of an Award (including time-based and Performance Awards) issued to a Participant who (a) violates any confidentiality, non-solicitation or non-compete obligations or terms in his or her Award or Agreement, or an employment agreement, confidentiality agreement, separation agreement, or any other similar agreement (including without limitation the Employee Invention, Confidentiality, Non-solicitation and Non-interference Agreement) with the Company, (b) engages in improper conduct contributing to the need to restate any external Company financial statement, (c) commits an act of fraud or significant dishonesty, or (d) commits a significant violation of any of the Company's written policies (including without limitation the Business Policies Manual) or applicable laws.

14.2 ***Clawbacks***. Notwithstanding anything to the contrary contained in the Award Agreement, the Committee shall have the right to require a Participant to forfeit and repay to the Company all or part of the income or other benefit received on the vesting, exercise, or payment of an Award (including time-based and Performance Awards) (a) in the preceding three years if, in its discretion, the Committee determines that the Participant engaged in any activity referred to in Section 14.1 and that such activity resulted in a significant financial or reputational loss to the Company, (b) to the extent required under applicable law or securities exchange listing standards, or (c) to the extent required or permitted under any written policy of the Company, including without limitation, the Company's Incentive Compensation Recovery Policy, dealing with recoupment of compensation, subject to any limits of applicable law. For the purposes of the clawback, improper conduct contributing to the need to restate any external Company financial statements will always be deemed to result in a significant loss.

14.3 ***Replacement or Cash Buyout***. The Committee may permit a Participant to elect to surrender an Award in exchange for a new Award to the extent such surrender and exchange would not result in adverse tax consequences under Code Section 409A. However, the Committee may not cancel an outstanding Option or SAR that is underwater for the purpose of reissuing the Option or SAR to the Participant at a lower exercise price, provide the Participant a cash buyout of the underwater Option or SAR, or grant a replacement Award of a different type for the underwater Option or SAR, without shareholder approval.

14.4 ***No Repricing***. Other than as provided in Section 3.3, the exercise price of an Option or SAR may not be reduced without shareholder approval.

14.5 ***Not Exclusive Remedy***. The remedies provided in this Article 14 are not exclusive and are in addition to, and not in lieu of, any other rights or remedies the Company may have at law or in equity.

15. CHANGE IN CONTROL OR CHANGE DESCRIBED IN SECTION 3.3(b)

15.1 ***Modification of Awards***. To the end of preserving the intended economic benefits of Awards to the extent feasible, in the event of a Change in Control or other event described in Section 3.3(b), the Committee may, in any Agreement evidencing an Award, or at any time prior to or simultaneously with or after such event, make such adjustments with respect to Awards as it deems necessary or appropriate, but only to the extent such action would not result in adverse tax consequences under Code Section 409A. Without in any way limiting the generality of the foregoing, subject to Section 15.2, the Committee may:

(a) provide for the acceleration of any time periods relating to the exercise or realization of such Award so that such Award may be exercised or realized in full on or before a date fixed by the Committee;

(b) provide for the purchase of such Award, upon the Participant's request, for an amount of cash equal to the amount which could have been attained upon the exercise or realization of such Award had such Award been currently exercisable or payable;

(c) make such adjustments to the Awards then outstanding as the Committee deems appropriate to reflect such transaction or change; and/or

(d) cause the Awards then outstanding to be assumed, or new Awards substituted therefore, by the surviving corporation in such change.

15.2 ***Double-Trigger Vesting upon Change in Control***. Notwithstanding Section 15.1 or any other provision of the Plan:

(a) unless the acquirer in the Change in Control requires that outstanding Awards be terminated as a result of the Change in Control, (1) Awards shall not become vested solely upon the occurrence of the Change in Control, and (2) if the Change in Control occurs while the Participant is employed by the Employer and the Participant's employment is terminated (i) by the Employer for reasons other than "Disability" or "Cause" (as such terms are defined in the applicable Award Agreement) or (ii) by the Participant for "Good Reason" (as defined in the applicable Award Agreement), then (A) Awards that are subject to time-based vesting conditions (other than Performance Awards), shall immediately vest, subject to Section 14, and (B) Performance Awards shall be deemed earned at the maximum payout level and shall immediately vest, subject to Section 14.

(b) if the acquirer in the Change in Control requires that outstanding Awards be terminated as a result of the Change in Control, each time-based Award that remains outstanding immediately before the Change in Control shall upon the Change in Control become vested, and in addition, Performance Awards as to which the performance period has not yet completed shall become vested and deemed earned at the maximum payout level.

16. MISCELLANEOUS PROVISIONS

16.1 ***Headings and Subheadings***. The headings and subheadings contained in the Plan are included only for convenience and shall not be construed as a part of the Plan or in any respect affecting or modifying its provisions.

16.2 ***Governing Law***. This Plan shall be construed and administered in accordance with the laws of the State of Missouri, without reference to the principles of conflict or choice of laws that might otherwise refer to the laws of another jurisdiction.

16.3 ***Purchase for Investment***. The Committee may require each person purchasing Shares pursuant to an Option or other Award under the Plan to represent to and agree with the Company in writing that such person is acquiring the Shares for investment and without a view to distribution or resale. All certificates for Shares delivered under the Plan shall be subject to such stock transfer orders and other restrictions as the Committee may deem advisable under all applicable laws, rules and regulations, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate references to such restrictions.

16.4 ***No Employment Contract***. The adoption of the Plan or grant of an Award under the Plan shall not confer upon any Employee any right to continued employment nor shall it interfere in any way with the right of the Employer to terminate the employment of any of its Employees at any time.

16.5 ***No Effect on Other Benefits***. The receipt of Awards under the Plan shall have no effect on any benefits to which a Participant may be entitled from the Employer, under another plan or otherwise, or preclude a Participant from receiving any such benefits.

16.6 ***Conflicts in Plan***. In the case of any conflict in the terms of the Plan relating to an Award, the provisions in the Section of the Plan which specifically grants such Award shall control those in a different Section.

16.7 ***Code Section 409A Compliance***. Some of the Awards that may be granted pursuant to the Plan may be considered non-qualified deferred compensation subject to Code Section 409A. All Awards under the Plan are intended to either (a) be exempt from Code Section 409A or (b) if subject to Code Section 409A, to meet all of the requirements of Code Section 409A and any applicable guidance issued by the Internal Revenue Service and the Department of Treasury, and the Plan and Award Agreements under the Plan will be construed consistent with this intent. To the extent necessary to comply with Code Section 409A, an Award may be modified, replaced or terminated in the discretion of the Committee. Notwithstanding any provision of this Plan or any Award Agreement to the contrary, in the event that the Committee determines that any Award is or may become subject to Code Section 409A, the Company may adopt such amendments to the Plan and the related Award Agreements, without the consent of the Participant, or adopt other policies and procedures (including amendments, policies and procedures with retroactive effective dates), or take any other action that the Committee determines to be necessary or appropriate to comply with Code Section 409A, exclude or exempt the Plan or any Award from the requirements of Code Section 409A, or mitigate the adverse tax or economic consequences to the Participant. Notwithstanding anything in the Plan or any Award to the contrary, to the extent necessary to avoid the adverse tax consequences under Code Section 409A, in the event that a Participant is determined to be a specified employee in accordance with Code Section 409A, for purposes of any payment upon separation from service hereunder, such payments shall be made or begin, as applicable, six months following the date of separation from service. Notwithstanding any other provision of the Plan, while the Committee intends that all Awards under the Plan will be exempt from or compliant with Code Section 409A, the Company provides no assurances that any Award under the Plan will be exempt from or compliant with Code Section 409A, and each Participant will be solely responsible for the Participant's own taxes.

16.8 ***Compliance with Laws***. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or stock exchanges on which the Company's securities are listed as may be required. The Company shall have no obligation to issue or deliver evidence of title for Shares under the Plan before (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and (b) completion of any registration or other qualification of the Shares under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable or at a time when any such registration or qualification is not current, has been suspended or otherwise has ceased to be effective. The inability of the Company or impracticability to obtain or maintain authority from any regulatory body having jurisdiction, which authority is deemed by the Company to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue such Shares as to which such requisite authority shall not have been obtained.


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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________.

Commission File Number 001-07845

LEGGETT & PLATT, INCORPORATED

(Exact name of registrant as specified in its charter)

Missouri	**44-0324630**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1 Leggett Road	
Carthage, Missouri	**64836**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(417) 358-8131**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $.01 par value	LEG	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant (based on the closing price of our common stock on the New York Stock Exchange) on June 30, 2025 was $1,182,418,000.

There were 135,877,594 shares of the registrant's common stock outstanding as of February 20, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of Item 10, and all of Items 11, 12, 13 and 14 of Part III, are incorporated by reference from the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on May 21, 2026.

LEGGETT & PLATT, INCORPORATED—FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2025
TABLE OF CONTENTS

Forward-Looking Statements

This Annual Report on Form 10-K, as well as the documents, or portion thereof, incorporated by reference herein, may contain "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to: discussions with Somnigroup International Inc. (Somnigroup); projections of our revenue, capital expenditures, product demand, capital structure, cash flows, interest costs, stock repurchases, tax impacts, effective tax rate, maintenance of commercial paper indebtedness, legal expense, acquisition or disposition activity, collectability of receivables, ability to issue debt, cybersecurity protections and costs, cash expenditures, uses of cash, our technological competitiveness, compiling a GHG emissions inventory, hedge accounting treatment, industry demand projections, growth of Chinese EV manufacturers and multinational OEM market share challenges, impact of accounts receivable and payable programs, access to liquidity and the commercial paper market, compliance with debt covenants, raw material and parts availability and pricing, supply chain disruptions, labor, raw material and part shortages, emissions reduction targets and costs, goodwill or other asset impairment; possible plans, goals, objectives, prospects, strategies, or trends concerning future operations; statements concerning future economic performance; items related to restructuring, such as estimates of the amounts, types, and timing of facility closures, restructuring-related costs (cash and non-cash) and impairment charges, sales attrition, proceeds from the sale of facilities, and EBIT benefit; and the underlying assumptions relating to forward-looking statements. These statements are identified by the context in which they appear or words such as "anticipate," "believe," "estimate," "expect," "guidance," "intend," "may," "plan," or the like. All such forward-looking statements, whether written or oral, and whether made by us or on our behalf, are expressly qualified by the cautionary statements described in this provision.

Any forward-looking statement reflects only the beliefs of Leggett & Platt or its management at the time the statement is made. Because all forward-looking statements deal with the future, they are subject to risks, uncertainties, and developments, which might cause actual events or results to differ materially from those envisioned or reflected in any forward-looking statement. Moreover, we do not have and do not undertake any duty to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement was made. For all of these reasons, forward-looking statements should not be relied upon as a prediction of actual future events, objectives, strategies, trends, or results.

Listed below and discussed elsewhere in further detail in this Annual Report on Form 10-K, including in Item 1A. Risk Factors herein, are some important risks, uncertainties, and contingencies that could cause actual events or results to differ materially from forward-looking statements. It is not possible to anticipate and list all of the risks, uncertainties, and contingencies which could cause actual events or results to differ from forward-looking statements. However, some of these risks and uncertainties include the following:

- the risks associated with our strategic review process and any potential transaction between the Company and Somnigroup, including the impact on our stock price, business, and the timeline for the completion of the review process, which is unknown and may not result in the completion of any transaction;
- the risks associated with restructuring activities, including changes to certain estimates relating to cash and non-cash costs, EBIT benefit, sales attrition, and the sale of real estate, stakeholder impacts and other restructuring costs;
- product demand, growth rates, and reduced opportunities in the industries in which we participate;
- consumer confidence, housing turnover, employment levels, interest rates, and trends in capital spending;
- the loss of business with customers;
- tariff-related cost increases and demand impacts, and changes to the reciprocal tariff exemption for USMCA compliant products;
- supply chain disruption from fire, explosion, terrorism, geopolitical conflicts, government action, labor strikes, delivery port shutdowns, trade tensions, trucking constraints, pandemics, vendor quality issues, and non-compliance with laws;
- impairment of goodwill and long-lived assets;
- demand for our Automotive products due to the growth of Chinese EV manufacturers and declines in market share among multinational OEMs;
- commercial paper and debt market access and increased borrowing costs due to credit rating changes, and our ability to reduce or maintain current debt levels;

- credit facility access and covenant compliance;
- our ability to manage working capital;
- our customers' inability to pay us and take delivery of previously ordered inventory;
- inflationary and deflationary impacts on raw materials, wage rates and energy costs, and availability and pricing of steel scrap and rod, chemicals, and semiconductors;
- our market share in goods and services we sell or provide;
- our ability to pass along cost increases through increased selling prices;
- competitive price and product pressures from Asian, European, Mexican, and domestic competitors;
- our ability to maintain profit margins if our customers change the quantity and mix of our products;
- political risk, legal and regulatory changes (including trade laws);
- the realization of deferred tax assets and challenges to tax positions pursuant to ongoing or future reviews and audits in China and elsewhere;
- cash repatriation from foreign accounts;
- the enforcement of antidumping and countervailing duties on the import of innersprings, steel wire rod, and finished mattresses;
- the disruption of the semiconductor industry and our global operations due to conflict between countries as well as evolving export controls over semiconductor chips, equipment, components and rare earth minerals;
- the development of commercially viable and innovative products;
- the functioning of our internal business processes and information systems through technology failures;
- cybersecurity incidents on our business, supplier or customer relationships, cybersecurity protection and remediation costs, legal costs, insurance premiums, competitiveness, and reputation;
- the use of artificial intelligence could expose Company information, infringe intellectual property rights, violate privacy laws, and harm our reputation and competitive position;
- climate change and sustainability-related risks and costs;
- legal risks;
- business disruptions to our steel rod mill or wire drawing mills, including a lack of adequate supply of steel scrap;
- foreign operating risks, including credit, intellectual property rights, exchange rates, labor strikes, customs rates, asset seizure, business licensing, land use requirements, and inconsistent enforcement of laws; and
- compliance with privacy and data protection regulations.

PART I

Item 1. Business.

Summary

Leggett & Platt, Incorporated (Leggett & Platt, Company, we, us, or our), a pioneer of the steel coil bedspring, is an international diversified manufacturer that conceives, designs, and produces a wide range of engineered components and products found in many homes and automobiles. As discussed below, our operations are organized into 13 business units, which are divided into six groups under our three segments: Bedding Products; Specialized Products; and Furniture, Flooring & Textile Products. On August 29, 2025, we divested our Aerospace Products Group which was reported in our Specialized Products segment, as discussed in Note S to the Consolidated Financial Statements on page 121, and under Divestitures and Acquisitions in Item 1. Business on page 6.

Overview of Our Segments

Bedding Products Segment

BEDDING GROUP
Steel Rod
Drawn Wire
U.S. Spring
Specialty Foam
Adjustable Bed
International Bedding

Our Bedding Products segment has its roots in the Company's founding in 1883 with the manufacture of steel coil bedsprings. Today, we support our customers' product needs from raw materials to components to finished mattresses and foundations and provide distribution and fulfillment capabilities. Our industry-leading innerspring and specialty foam technologies, innovative product development, and vertical integration allow us to create value for our customers at each step, from raw material to end consumer.

We operate a steel rod mill in the United States with annual capacity of approximately 500,000 tons. Approximately half of the rod mill's output is used internally by our wire drawing mills to supply virtually all of the wire consumed by our domestic innerspring operations and other businesses. We also supply steel rod and wire to trade customers that operate in a broad range of markets. Our innerspring operations produce coils and semi-finished mattress products with internally designed and manufactured wire-forming machines.

In Specialty Foam, we blend polyols and chemical additives to enhance foam properties and pour and fabricate foam for use in bedding and furniture applications. We utilize our specialty foam capabilities to produce mattress accessories and private label boxed mattresses, which often also incorporate our innersprings in hybrid mattress designs.

We are a major supplier of adjustable beds, with North American manufacturing and distribution, and global sourcing capabilities. Internationally, primarily in Europe, we produce innersprings, specialty foam, and finished mattresses. We also produce machinery for internal production and assembly of our bedding products. Our range of products offers our customers a single source for many of their component and finished product needs.

These innovative proprietary products and our efficient vertical integration have made us one of the largest U.S.-based manufacturers in many of these businesses. We strive to understand what drives consumer purchases in our markets and focus our product development activities on meeting end-consumer needs. We believe we attain a cost advantage from efficient manufacturing methods, internal production of certain raw materials, large-scale production, and purchasing leverage. Sourcing components and finished products from us allows our customers to focus on designing, merchandising, and marketing their products.

PRODUCTS

Bedding Group

- Steel rod
- Drawn wire
- Innersprings (sets of steel coils, bound together, that form the core of a mattress)
- Specialty foam chemicals and additives
- Specialty foam for use primarily in bedding and furniture
- Semi-finished mattresses (a subassembly including innersprings and foam)
- Private label finished mattresses, often sold compressed and boxed
- Mattress accessories, such as pillows and toppers
- Static foundations
- Adjustable beds

CUSTOMERS

- We used more than 50% of our wire drawing mill output to manufacture our own products in 2025, with the majority going to our U.S. innerspring operations
- Various industrial users of steel rod and wire
- Manufacturers of finished bedding (mattresses and foundations)
- Bedding brands and mattress retailers
- E-commerce retailers
- Big box retailers, department stores, and home improvement centers

Specialized Products Segment

AUTOMOTIVE GROUP
Automotive

HYDRAULIC CYLINDERS GROUP
Hydraulic Cylinders

Our Specialized Products segment designs, manufactures, and sells products including automotive comfort and in-car motion systems and hydraulic cylinders for the material handling and heavy construction industries. In our Automotive business, our technical capability and deep customer engagement allows us to compete on critical functionality, such as comfort, size, weight, and noise. We believe our reliable product development and launch capability, coupled with our global footprint, makes us a trusted supplier to our Tier 1 and Original Equipment Manufacturer (OEM) customers.

PRODUCTS

Automotive Group

- Mechanical and pneumatic lumbar support and massage systems for automotive seating
- Seat suspension systems
- Motors and actuators, used in a wide variety of vehicle power features
- Cables

Hydraulic Cylinders Group

- Engineered hydraulic cylinders

CUSTOMERS

- Automobile Tier 1 suppliers and OEMs
- Mobile equipment OEMs, primarily serving material handling and heavy construction markets

Furniture, Flooring & Textile Products Segment

HOME FURNITURE GROUP

Home Furniture

WORK FURNITURE GROUP

Work Furniture

FLOORING & TEXTILE PRODUCTS GROUP

Flooring Products

Fabric Converting

Geo Components

In our Furniture, Flooring & Textile Products segment, we design, manufacture, and distribute a wide range of components and finished products for residential and commercial markets, and select structural fabric and geo component markets. We supply components used by home and work furniture manufacturers to provide comfort, motion, and style in their finished products and manufacture select lines of private-label finished furniture. We produce carpet cushion and hard surface flooring underlayment for residential and commercial use. We convert fabrics into components used by bedding and furniture manufacturers and in other applications such as filtration, hospitality, automotive, and packaging. We also convert and distribute geo components for erosion control, subgrade stabilization, and storm water management.

PRODUCTS

Home Furniture Group

- Steel mechanisms and motion hardware (enabling furniture to recline, tilt, swivel, rock, and elevate) for reclining chairs, sofas, sleeper sofas, and lift chairs
- Springs and seat suspensions for chairs, sofas, and loveseats

Work Furniture Group

- Components and private-label finished goods for collaborative soft seating
- Bases, columns, back rests, casters, and frames for office chairs, and control devices that allow chairs to tilt, swivel, and elevate

Flooring & Textile Products Group

- Carpet cushion and hard surface flooring underlayment (made from bonded scrap foam, fiber, rubber, and prime foam)
- Structural fabrics for mattresses, residential furniture, and industrial uses
- Geo components (synthetic fabrics and various other products used in ground stabilization, drainage protection, erosion, and weed control)

CUSTOMERS

- Manufacturers of upholstered and office furniture
- Flooring retailers and distributors, including big box retailers and home improvement centers
- Contractors, landscapers, road construction companies, retailers, and government agencies using or selling geo components
- Mattress and furniture producers
- Manufacturers of draperies, specialty packaging, filtration, and automotive upholstery

Somnigroup Discussions

In December 2025, we announced the Company received an unsolicited proposal from Somnigroup International Inc. (Somnigroup) to acquire the Company in an all-stock transaction. In January 2026, our Board of Directors, in consultation with its financial and legal advisors, announced that it had determined that the

Somnigroup offer undervalues the Company and publicly declined the Somnigroup proposal. Our Board also publicly announced that it has entered into a customary non-disclosure agreement and six month standstill with Somnigroup to facilitate customary due diligence and to determine if a transaction can be reached that delivers appropriate value and certainty to the Company and its shareholders. There can be no assurance that the Board's evaluation will result in a transaction and, if there is a transaction, the price, form of consideration, or other terms and conditions of any such transaction.

Strategic Initiatives

We continuously seek opportunities to improve our operating efficiency and profitability, evaluate the market attractiveness and competitive position of all our businesses, and assess opportunities for profitable, long-term growth.

Restructuring

In 2024, we committed to a restructuring plan (the 2024 Restructuring Plan or 2024 Plan). The 2024 Plan is substantially complete and was primarily associated with our Bedding Products segment and included, to a lesser extent, our Furniture, Flooring & Textile Products segment, Specialized Products segment, and general and administrative cost structure initiatives.

For more information about the 2024 Restructuring Plan, please see the discussion under Operational Risk Factors beginning on page 14 in Item 1A. Risk Factors, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations on page 39, and Note E to the Consolidated Financial Statements on page 94.

We continue to seek opportunities to improve our cost structure and profitability in all of our businesses.

Divestitures and Acquisitions

In August 2025, we divested the Aerospace Products Group for a net cash price of $280 million and recognized a pretax gain of $91 million after final adjustments for working capital were completed in December 2025. We collected the final working capital adjustment of $4 million in January 2026. The proceeds from the sale were primarily used to reduce debt. Our Aerospace Products Group was a supplier of complex, highly-engineered tube and duct assemblies for use primarily in commercial and military aircraft platforms and space launch vehicles. The business was comprised of seven manufacturing facilities located in the United States, the United Kingdom, and France, with approximately 700 employees at the time of the sale, and had approximately $130 million in sales through August 2025 which were reported in the Specialized Products segment.

Also in 2025, we divested a small U.S. machinery business within our Bedding Products segment for $1 million and a small Mexican Work Furniture operation within our Furniture, Flooring & Textile Products segment for $4 million.

For additional details, see Note S on page 121 of the Notes to Consolidated Financial Statements.

We did not have any divestitures of businesses in 2023 or 2024, and no businesses were acquired in the last three years.

Disciplined Growth

We will continue to make investments to support expansion in current businesses and in product lines where we have an opportunity to grow profitably. Within our Bedding Products segment, we have begun exploring alternative sales channels (including private-label initiatives) to expand our market position, increase profitability, and drive growth.

We also envision periodic acquisitions that add capabilities in our businesses. We expect all acquisitions to have a clear strategic rationale, a sustainable competitive advantage, a strong fit with the Company, and be in attractive and growing markets.

Foreign Operations

The percentages of our trade sales related to products manufactured outside the United States were 39%, 40%, and 41% in 2023, 2024, and 2025, respectively. In comparison to our other two segments, our Specialized Products segment has a larger percentage of trade sales manufactured outside the United States, which ranged between 84% and 86% over the last three years.

Our international operations are principally located in Europe, China, Canada, and Mexico. Our products in these foreign locations primarily consist of:

Europe

- Innersprings, specialty foam, and finished mattresses
- Lumbar and seat suspension systems for automotive seating and actuators for automotive applications
- Select lines of private label finished furniture
- Hydraulic cylinders for material handling and heavy construction equipment

China

- Lumbar and seat suspension systems for automotive seating
- Cables, motors, and actuators for automotive applications
- Recliner mechanisms and bases for upholstered furniture
- Work furniture components, including chair bases and casters
- Innersprings for mattresses
- Hydraulic cylinders for heavy construction equipment

Canada

- Lumbar and seat suspension systems for automotive seating
- Fabricated wire for the furniture and automotive industries
- Work furniture chair controls and bases
- Geo components

Mexico

- Lumbar and seat suspension systems for automotive seating
- Motors and actuators for automotive applications
- Adjustable beds

Geographic Areas of Operation

As of December 31, 2025, we had 104 manufacturing facilities in 18 countries; 61 located in the United States and 43 located in foreign countries, as shown below. We also had various sales, warehouse, and administrative facilities. However, our manufacturing facilities are our most important properties.

	Bedding Products	Specialized Products	Furniture, Flooring & Textile Products
North America			
Canada		■	■
Mexico	■	■	
United States	■	■	■
Europe			
Austria		■	
Belgium		■	
Croatia	■		
Denmark	■		
Germany		■	
Hungary		■	
Ireland	■		
Poland			■
Switzerland	■		
United Kingdom	■	■	
South America			
Brazil	■		
Asia			
China	■	■	■
India		■	
South Korea		■	
Vietnam			■

Dependence on Market Demand for Key Product Families

The following table shows our approximate percentage of trade sales by product family for the last three years, which indicates the degree of dependence upon market demand:

Product Families	2025	2024	2023
Bedding Group	**38 %**	40 %	42 %
Flooring & Textile Products Group	**21**	20	19
Automotive Group	**20**	19	19
Work Furniture Group	**7**	6	6
Home Furniture Group	**6**	6	6
Hydraulic Cylinders Group	**5**	5	5
Aerospace Products Group [1]	**3**	4	3

[1] In August 2025, we divested our Aerospace Products Group.

We do not have a material amount of sales derived from government contracts subject to renegotiation of profits or termination at the election of any government. As such, our business is not materially dependent upon governmental customers.

Distribution of Products

We sell and distribute our products primarily through our own personnel. However, many of our businesses have relationships and agreements with outside sales representatives and distributors. We do not believe any of these agreements or relationships would, if terminated, have a material adverse effect on our consolidated financial condition, operating cash flows, or results of operations.

Sources and Availability of Raw Materials

The products we manufacture require a variety of raw materials. We believe that worldwide supply sources are available for all the raw materials we use, as explained below. Among the most important raw materials we use are:

- Various types of steel, including scrap, rod, wire, sheet, and stainless
- Chemicals used in foam production
- Foam scrap
- Woven and nonwoven fabrics
- Electronic systems (including semiconductors)

We supply our own raw materials for many of the products we make. For example, we produce steel rod that we make into steel wire, which we then use to manufacture innersprings and static foundations for mattresses. Our domestic wire drawing mills purchase nearly all of their steel rod requirements from our rod mill. Our wire drawing mills supply nearly all of our U.S. requirements for steel wire.

Customer Concentration

We serve thousands of customers worldwide, sustaining many long-term business relationships. Our largest customer represented approximately 7% of our 2025 consolidated revenue. Our top 10 customers accounted for approximately 31% of these consolidated revenues. The loss of one or more of these customers could have a material adverse effect on the Company and the respective segments in which the customer's sales are reported.

Patents and Trademarks

As of December 31, 2025, we had 1,247 patents issued, 486 patents in process, 909 trademarks registered, and 62 trademarks in process. No single patent or group of patents, or trademark or group of trademarks, is material to our operations as a whole. A significant number of our patents relate to products manufactured in each of our three segments, while over half of our trademarks relate to products manufactured by the Bedding Products segment. The expiration of any single patent would not have a material negative effect on our results of operations or financial condition.

Some of the most significant trademarks used in our businesses include:

- **ComfortCore®**, **Quantum®**, **Eco-Base®**, **CombiCore®**, **Nanocoil®**, **Softech®**, **Active Support Technology®**, **Mira-Coil®**, and **VertiCoil®** (mattress innersprings)
- **Energex®**, **Coolflow®**, **ThermaGel®**, **EcoFlow™**, and **Gorilla Foam™** (specialty foam products)
- **Semi-Flex®** (box spring components and foundations)
- **Spuhl®** (mattress innerspring manufacturing machines)
- **Wall Hugger®** (recliner chair mechanisms)
- **No-Sag®** (wire forms used in seating)
- **LPSense®** (capacitive sensing)
- **Hanes®** (fabric materials)
- **Schukra®** (automotive seating products)

Product Development

One of our strongest performing product categories across the Company is ComfortCore®, our fabric-encased innerspring coils used in hybrid mattresses. ComfortCore® represented more than 75% of our U.S. innerspring units in 2025. Our ComfortCore® innersprings can be further enhanced with Quantum® Edge and Eco-Base® features. Quantum® Edge units are narrow-diameter, fabric-encased coils that form a perimeter around an innerspring set, replacing a rigid foam perimeter in a finished mattress. In 2025, over 50% of our ComfortCore® innersprings in the United States had the Quantum® Edge feature.

Our Specialty Foam business formulates many of the chemicals and additives used in the production of specialty foams for the bedding and furniture industries. These branded, specialty polyols and additives enhance foam performance by reducing heat retention and improving mobility, support, and durability. Our innovations enable us to produce high-quality, differentiated compressed mattresses.

We are leveraging our innerspring and specialty foam technologies to develop unique products that meet end-consumer needs while streamlining mattress manufacturing for our customers by reducing labor constraints and simplifying supply chain and inventory requirements. In 2023, we launched CombiCore®, a semi-finished mattress featuring fabric-encased perimeter edge innerspring and specialty foam columns that minimize motion disturbance from a sleeping partner and improve airflow. In 2024, we launched our pre-foam encased product, which features foam rails automatically attached to an Eco-Base® innerspring set during the innerspring production process.

Our Automotive business designs and engineers lightweight components for comfort and in-car motion systems that help reduce overall vehicle weight and improve fuel efficiency (and thus reduce noise and greenhouse gas emissions), while maintaining performance, safety, and functionality. These products help auto manufacturers meet emission standards and their environmental goals for both internal combustion engines and electric vehicles.

Across our other businesses, we are engaged in product development activities to improve product quality, increase efficiency, support ongoing growth, and help our customers achieve their goals.

Human Capital Management

Our success depends on our ability to attract and retain talent, foster a culture of inclusion, respect, and equal opportunity, provide a safe and healthy work environment, train and develop our employees, and ensure productive succession planning efforts. The Board's Human Resources and Compensation Committee has oversight of our human resources policies and programs, officer and director compensation, compensation plans, executive succession planning, and senior management leadership development. This oversight is designed to support our business objectives, to attract, retain, and develop high-quality leadership, and to link compensation with business performance.

Our Employees

At year-end 2025, we had approximately 15,900 employees. Approximately 10,200 were engaged in production and roughly 9,400 were located outside the United States. Of the total employee base, approximately 4,700 worked in Bedding Products, 6,000 in Specialized Products, and 4,500 in Furniture, Flooring & Textile Products, with the remainder serving in other roles across the organization. Also, at year-end 2025, approximately 17% of our employees were represented by labor unions that collectively bargain for work conditions, wages, or other issues. We did not experience any material work stoppage related to labor contract negotiations during 2025, and we are not aware of circumstances likely to result in a material work stoppage during 2026. At year-end 2024, we had approximately 17,700 employees.

Our Ability to Attract, Recruit, and Retain Employees

We operate in competitive labor markets, and accordingly, we attract, recruit, and retain employees through competitive compensation and benefits, training and development programs that support career growth, and employee engagement initiatives designed to foster a strong, inclusive culture.

Compensation and Benefits. We offer cash compensation and benefits designed to attract and retain the talent needed to achieve our business objectives. Depending on location, we offer health, dental, and vision benefits; flexible spending plans and health savings accounts; retirement savings; disability, life, critical illness, accident, and travel insurance; well-being and employee assistance programs; vacation, personal time, and holidays; and a discount stock purchase plan. We also provide incentive programs for management employees based on performance. Finally, we offer part-time jobs, flexible hours, and remote and hybrid working conditions, where applicable.

Training and Development Programs. Developing our talent continues to be part of our ongoing, long-term strategy, which is focused on growing talent, including technical/skilled positions, supervisory and management levels, and other future leaders. We believe that the first step toward achieving our long-term strategic business goals is to maintain a culture of employee development at all levels of the Company. In 2025, we engaged employees in monthly learning and development spotlights covering topics such as career and professional growth, change management, collaboration, feedback, gratitude, and psychological safety.

Employee Engagement and Satisfaction. We analyze employee satisfaction to better enhance engagement. We invite employee participation in a global engagement survey called LPVoice. At many of our locations, we also collect data on employee satisfaction, feedback, and turnover through surveys, employee focus groups, and turnover analysis. From this data, we develop plans designed to improve engagement and reduce turnover.

We rely on a stable workforce to deliver our operating results. In 2025, our turnover rates in the United States were reasonably comparable to average voluntary turnover rates of the manufacturing industry in the United States.

We also maintain a global Ethics Hotline through which employees may confidentially and anonymously report concerns regarding possible violations of ethics, law, or company policies. All reports received are promptly investigated, and appropriate action is taken based on the findings. The Ethics Hotline helps ensure that employees' voices are heard and that concerns are addressed responsibly.

Our Culture of Inclusion, Respect, and Equal Opportunity

We continue to foster a culture of inclusion in which everyone is respected, valued, and has an equal opportunity to contribute, grow, thrive, and advance. We strive to cultivate inclusive team environments that empower all employees to realize their full potential. We believe that it is important to appreciate people's differences and provide equal employment opportunities at all organizational levels, without regard to irrelevant factors such as sex, race, age, etc. Our commitment is to maintain our focus on building a workforce of qualified and talented individuals, who can best contribute to the Company's success. We are taking comprehensive actions to build on our foundational awareness, understanding, engagement, and skills to promote a culture of respect and equal opportunity.

Our Workforce Health and Safety

We are dedicated to the health and safety of our employees through prevention, education, and awareness with the objective of mitigating workplace injuries through accident investigation and process safety. Our dedicated staff of professionals supports health and safety management at our manufacturing facilities, including implementation of a comprehensive program called SafeGuard. SafeGuard develops relevant job hazard analyses, which are undertaken on many processes and used to develop comprehensive job procedures. This allows us to implement job-specific health and safety practices across our business.

Our manufacturing employees receive new hire and annual refresher safety training, weekly "toolbox" talks regarding safety and training, job-specific safety training based on the job hazards analyses developed from our SafeGuard program, and safety stand-down training based on real-time identified and emerging risks, when needed. In addition, the executive leadership team and executive management review safety metrics on a weekly basis.

Succession Development

The Board and Human Resources and Compensation Committee review and oversee the Company's executive succession planning. We are committed to having strong managers and leadership in critical roles across the Company. Our values and culture guide our talent initiatives, which are designed to create a pipeline of strong, high-performing leadership candidates to serve in progressively important roles throughout the Company. Our internal promotion rate over the last three years for executive officer positions was 100%. We are building on our success in these areas and continue to develop our succession processes to allow us to adapt and grow.

Trends in Market Demand and Competition

Market Demand. Market demand (including product mix) is impacted by several economic factors, with housing turnover and consumer confidence being the most significant. Other important factors include disposable income levels, employment levels, and interest rates. All of these factors influence consumer spending on durable goods, and therefore affect demand for our products and components. Some of these factors also influence spending on infrastructure, facilities, and equipment, which has impacted approximately 30% of our sales. The dynamic macroeconomic environment has pressured most of our end markets and negatively affected the demand for our products. As a result of these uncertainties, we expect 2026 overall demand to be flat or modestly lower than 2025 levels. For more information on our trends in market demand, see Market Demand in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations on page 40.

Competition. Many companies offer products that compete with those we manufacture and sell. The number of competing companies varies by product family, but many of the markets for our products are highly competitive. We tend to attract and retain customers through innovation, product quality, competitive pricing, and customer service. Many of our competitors try to win business primarily on price, but, depending upon the particular product, we experience competition based on quality and performance as well. In general, our competitors tend to be smaller, private companies.

Based on certain industry data, we believe we are a leading supplier, in terms of revenue, of the following:

- Bedding components
- Automotive seat comfort and convenience systems
- Home and work furniture components
- Geo components
- Flooring underlayment
- Hydraulic cylinders for material handling and heavy construction applications

We continue to face pressure from foreign competitors, as some of our customers source a portion of their components and finished products offshore. In addition to lower labor rates, foreign competitors benefit (at times) from lower raw material costs. They may also benefit from currency factors and more lenient regulatory climates. We typically compete in market segments that value product differentiation. When we do compete on cost, we typically remain price competitive in most of our business units, even versus many foreign manufacturers, as a result of our efficient operations, automation, vertical integration in steel rod and wire, logistics and distribution efficiencies, and large-scale purchasing of raw materials and commodities. We have also reacted to foreign competition in certain cases by developing new proprietary products that help our customers reduce total costs and by shifting production offshore to take advantage of lower input costs.

For information about antidumping duty orders regarding innerspring, steel wire rod, and mattress imports, please see Competition in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations on page 42.

Seasonality

We generally experience some seasonality in our consolidated sales, earnings, and operating cash flows. Both sales and earnings are typically higher in the second and third quarters, primarily driven by our residential bedding and furniture businesses, as well as our geo components business. Also, historically, our operating cash flows have been stronger in the fourth quarter, primarily related to the timing of cash collections from customers and payments to vendors, and lower in the first quarter, when annual cash incentive payments are paid and as inventories typically increase. However, supply chain disruptions, inflation, and other macroeconomic factors have impacted seasonality in prior years.

Governmental Regulations

Our operations are subject to various federal, state, local, and international laws and regulations, including environmental regulations. We have policies intended to ensure that our operations are conducted in compliance with applicable laws and regulations. While we cannot predict policy changes by various regulatory agencies or unexpected operational or other developments, management expects that compliance with these laws and regulations will not have a material adverse effect on our capital expenditures (including those capital expenditures for environmental control facilities), earnings, and competitive position.

Internet Access to Information

We routinely post information for investors under the Investor Relations section of our website (www.leggett.com). Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are made available, free of charge, on our website as soon as reasonably practicable after electronically filed with, or furnished to, the SEC. In addition to these reports, the Company's Financial Code of Ethics, Code of Business Conduct and Ethics, and Corporate Governance Guidelines, as well as charters for the Audit, Human Resources and Compensation, and Nominating, Governance and Sustainability Committees of our Board of Directors, can be found on our website under the Governance section. Information contained on our website does not constitute part of this Annual Report on Form 10-K.

Industry and Market Data

Unless indicated otherwise, the information concerning our industries contained in this Annual Report is based on our general knowledge of and expectations concerning the industries. Our market share is based on estimates using our internal data, information from various industry analyses, internal research, and adjustments and assumptions that we believe to be reasonable. We have not independently verified data from industry analyses and cannot guarantee their accuracy or completeness.

Item 1A. Risk Factors.

Investing in our securities involves risk. Set forth below and elsewhere in this report are risk factors that could cause actual results to differ materially from the results contemplated by the forward-looking statements contained in this report. We may amend or supplement these risk factors from time to time by other reports we file with the SEC.

Strategic Risk Factor

We cannot be certain that our strategic review of any potential transaction with Somnigroup or any other strategic alternative will result in any particular outcome. The strategic review process or its conclusion may adversely affect our business and/or our stock price.

In December 2025, we announced the Company received an unsolicited proposal from Somnigroup International Inc. (Somnigroup) to acquire the Company in an all-stock transaction. In January 2026, our Board of Directors, in consultation with its financial and legal advisors, announced that it had determined that the Somnigroup offer undervalues the Company and publicly declined the Somnigroup proposal. Our Board also publicly announced that it has entered into a customary non-disclosure agreement and six month standstill with Somnigroup to facilitate customary due diligence and to determine if a transaction can be reached that delivers appropriate value and certainty to the Company and its shareholders.

No assurance can be given as to the timeline or outcome of the process, including whether the process will result in a transaction, and, if there is a transaction, the price, form of consideration, or other terms and conditions of any such transaction. Entry into or completion of any potential transaction or other strategic alternative would be dependent on a number of factors that may be beyond our control, including, among other things, market conditions, regulatory approvals, and the availability of financing for a potential transaction, which may extend timelines, impose conditions, or prevent completion entirely. Our Board of Directors may also determine that no transaction is in the best interest of our shareholders.

We have incurred, and may continue to incur, substantial expenses associated with identifying and evaluating a potential transaction with Somnigroup and other strategic alternatives. The process of evaluating a potential transaction with Somnigroup and other strategic alternatives has been, and may continue to be, time-consuming, distracting, and disruptive to our business. The process may delay key initiatives, capital projects, and other business activities due to the diversion of management's time and resources. Uncertainty surrounding the process could also affect customer and supplier relationships, including Somnigroup, potentially resulting in altered purchasing patterns or reconsideration of existing commercial arrangements. In addition, we may be subject to costly and time-consuming litigation related to the process. Moreover, the process may have a negative effect on the market price and volatility of our common stock, as well as our ability to recruit and retain qualified employees.

Operational Risk Factors

Supply chain disruptions and shortages impacting our ability to timely receive competitively priced raw materials and parts used in our products, or impacting our ability to timely deliver our finished products to customers, may adversely affect our manufacturing processes, financial condition, results of operations, and cash flows.

We have manufacturing facilities in 18 countries, primarily located in North America, Europe, and Asia. In our manufacturing processes, we source raw materials and parts from a global supply chain. We sell and deliver our finished products to customers all over the world. We rely on third parties to supply certain raw materials, components, and packaging and deliver our finished products. Any interruption or failure by our suppliers to meet their obligations on schedule could adversely affect our business and financial results. In past years, we have experienced supply chain disruptions related to foam chemical shortages, semiconductor shortages, labor availability, and freight challenges, as well as higher costs associated with each of these issues. We have also experienced delays in delivery of materials, parts, and finished goods because of inclement weather, trucking constraints, and delivery port disruptions. At times, this has resulted in reduced volume and higher costs in many of our businesses, primarily those within our Specialized Products and Bedding Products segments.

We also bear the risk of delays or non-delivery from our suppliers or reduced demand from our customers because of natural disasters, fires, explosions, terrorism, pandemics, labor strikes, foreign government action including asset seizure, changed licensing, or land use requirements which restrict operations, or other reasons beyond our control or the control of our suppliers, some of which have impaired and could continue to impair our ability to timely manufacture and deliver our products.

Labor strikes or shutdowns at delivery ports, loss of or damage to raw materials, parts, or finished products while they are in transit or storage, losses due to tampering, third-party vendor issues with quality, failure by our suppliers to comply with applicable laws and regulations, tariffs or other trade restrictions, or similar problems, have and could continue to restrict or delay the supply of raw materials, parts, or finished products, resulting in harm to our business.

In addition, our business has been and may continue to be adversely impacted by disruptions in our customers' production schedules resulting from supply chain disruptions. In 2025, a key supplier of aluminum components to multiple automotive OEM manufacturers experienced operational challenges that negatively impacted the automotive OEM manufacturers' production schedules. As a result, our Automotive Group's U.S. sales were adversely affected. If such disruptions continue or expand to other suppliers or customers, our business, financial condition, and results of operations could continue to be adversely impacted.

The aforementioned supply chain risks can materially adversely affect our manufacturing processes, financial condition, results of operations, and cash flows.

Our 2024 Restructuring Plan may result in higher than expected sales attrition, lower than expected earnings improvement, and lower than expected proceeds from the sale of real estate.

In 2024, we committed to a restructuring plan (the 2024 Restructuring Plan or 2024 Plan). The 2024 Plan was primarily associated with our Bedding Products segment and included, to a lesser extent, our Furniture, Flooring & Textile Products segment, our Specialized Products segment, and general and administrative cost structure initiatives. Over the course of the restructuring timeline, we have consolidated 17 production and distribution facilities in the Bedding Products segment and four production facilities in the Furniture, Flooring & Textile Products segment. The 2024 Plan costs were substantially complete at the end of 2025.

Proceeds from the Sale of Real Estate:

We expect pretax net cash from the sale of real estate associated with the 2024 Plan of $70 to $80 million, of which $48 million has been realized in 2024 and 2025. The remaining real estate proceeds are expected to be received during 2026 due to timing of listing of properties.

EBIT Benefit:

We realized annualized EBIT benefit of $63 million in 2025 and expect approximately $5 million of incremental EBIT benefit in 2026.

Because of certain risks and uncertainties, EBIT benefit and the proceeds from the sale of real estate associated with the 2024 Plan may change. We may not be able to dispose of the remaining real estate pursuant to the 2024 Plan or obtain the expected proceeds in a timely manner. Any failure to achieve the intended outcomes could materially adversely affect our business, financial condition, results of operations, cash flows, and liquidity.

Although the 2024 Plan is substantially complete, we continue to identify opportunities to improve our cost structure and profitability across our businesses. The execution of any of these opportunities may result in additional material restructuring costs, restructuring-related costs, or impairments.

Business disruptions to our steel rod mill or wire drawing mills, and/or an inability to purchase an adequate or timely supply of quality steel rod from alternative sources, could have a material negative impact on our Bedding Products segment and the Company's results of operations.

We purchase steel scrap from third-party suppliers and convert it into steel rod in our mill in Sterling, Illinois. Our steel rod mill has historically had annual output of approximately 500,000 tons, approximately half of which has been used internally by our wire drawing mills. Our two wire drawing mills, located in Carthage,

Missouri and Kouts, Indiana, convert steel rod into drawn steel wire, which is used in the production of mattress innersprings and other products.

A disruption to the operation of, or supply of steel scrap to, our steel rod mill could require us to purchase steel rod from alternative supply sources at higher costs, subject to market availability. Ongoing trade action by the U.S. government, along with the existence of antidumping and countervailing duty orders against multiple countries, could result in reduced market availability and/or higher cost of steel rod.

Any disruption to our steel rod production, any reduction in adequate or timely supply of quality steel rod from alternative market sources, or any inability to obtain such alternative supply at competitive prices, could materially negatively impact our Bedding Products segment and the Company's results of operations.

The physical effects of climate change could adversely affect our business, results of operations, and financial condition.

Direct Physical Effects

The acute and chronic physical effects of severe weather-related events, natural disasters, and/or significant changes in climate patterns, could have an increasingly adverse impact on our business and customers. At December 31, 2025, we had 104 manufacturing facilities in 18 countries, primarily located in North America, Europe, and Asia. We serve thousands of customers worldwide. In 2025, our customers were located in approximately 100 countries.

Our steel rod mill in Sterling, Illinois, is energy intensive and depends on electricity and other utilities at commercially reasonable rates. Periods of extreme weather, including prolonged hot or cold weather events, have increased and may continue to increase overall electricity and natural gas demand, place stress on regional power grids, and contribute to higher or more volatile utility rates, impacting our utility costs. Such conditions may also increase the risk of service interruptions.

The increased frequency and severity of weather-related events could damage our physical assets, local infrastructure, transportation systems, water delivery systems, and our customers' or suppliers' operations, and disrupt our manufacturing operations (including our steel rod mill and wire drawing mills), all of which could harm our business, results of operations, and financial condition.

Indirect Physical Effects

The physical effects of climate change could continue to adversely impact our supply chain. In the past, we experienced (due, in part, to severe weather-related impacts) supply shortages in chemicals, which restricted foam supply and constrained overall mattress production in the bedding industry. This reduced our production levels and increased our cost of chemicals and foam. Severe weather impacts could also reduce the supply of other products in our supply chain, resulting in higher prices for our products and the resources needed to produce them. If we are unable to secure an adequate and timely supply of raw materials and products in our supply chain, or the cost of these raw materials or products materially increases, it could negatively impact our business, results of operations, and financial condition.

In recent years, drought conditions lowered the water levels of the Mississippi River and Panama Canal, reducing traffic through these waterways and impacting some of our shipments. Although these issues did not materially impact our results of operations, additional logistical disruptions could result in additional costs and delays in our ability to deliver products timely to certain customers.

In addition, although the cost has not been material to our business, results of operations, and financial condition, severe weather-related incidents have resulted and may, in the future, result in increased costs of our property insurance.

The market transition risks related to climate change could adversely affect our business, results of operations, and financial condition.

We are engaged in the manufacture of various automotive components, including lumbar supports and massage systems for seating, seat suspension systems, motors and actuators, and cables.

For several decades, automotive manufacturers have sought lightweight components designed to increase fuel efficiency in the automobiles they manufacture. Replacing traditional steel components with lightweight alternatives can directly reduce the weight of a vehicle's body and chassis and therefore reduce a vehicle's fuel consumption. This increased fuel efficiency also indirectly reduces greenhouse gas (GHG) emissions. If we are unable to respond effectively to these evolving market dynamics, continue to react to changes in technology, successfully develop new and innovative products, or successfully respond to evolving business trends, including continuing to produce comparatively lightweight and EV-compatible components, our share in these markets could be materially negatively impacted.

Driven in part by climate change legislation, the global automotive industry has experienced a rapid acceleration in the transition from internal combustion engine vehicles to electric vehicles (EVs). China has emerged as a global leader in EV adoption, with Chinese EV manufacturers gaining market share at the expense of our multinational automotive OEM customer base. This shift has intensified competitive pressures across traditional automotive supply chains and has begun to impact our market share, particularly in regions where Chinese EV manufacturers have seen success in competing on price. If our multinational automotive OEM customers are unable to compete effectively with the Chinese EV manufacturers, their market share could continue to be further reduced, which could continue to negatively impact the demand for our Automotive products and adversely harm our business, financial condition, and results of operations.

Global economic, political, legal, and business factors could adversely impact our business.

We operate in global markets. Approximately 41% of our sales in 2025 were generated outside the United States. In addition, as of December 31, 2025, 43 manufacturing facilities and approximately one-third of our tangible long-lived assets were located outside the United States. Our reliance on sales and manufacturing facilities outside the United States exposes us to a number of risks, including price and currency controls; sanctions, export controls or trade restrictions, including import and export tariffs; extraterritorial effects of U.S. laws; expropriation of assets; war; civil uprisings; political instability; nationalization of manufacturing facilities or private enterprises; hyperinflationary conditions; the necessity of governmental approvals for products and operations; currency conversion; cash repatriation; and laws and regulations that may be arbitrarily applied.

We have 12 manufacturing facilities in China as of December 31, 2025 that contribute significantly to our earnings (through both trade sales and as intercompany suppliers to our operating locations outside of China), primarily within our Specialized Products segment. We also have third-party suppliers who are located in China. China presents unique risks due to ongoing tensions in U.S.-China relations, China’s distinct regulatory landscape, tariffs and counter-tariffs specific to China, China’s level of integration with key components in our global supply chain, and the limited availability of various components and materials, including certain rare earth elements, that are largely unique to China, among other risks.

These factors have resulted in, and could continue to result in, among other things, supply chain or production disruptions, lower consumer demand, compressed profit margins, unfavorable foreign currency exchange rates, and laws, regulations (including tax laws and regulations), restrictions, and tariffs, any of which could materially negatively impact our business, results of operations, financial condition, and cash flows.

Geopolitical Risk Factors

Geopolitical conflicts or export restrictions have negatively impacted, and could continue to negatively impact, the availability of semiconductors and/or other automotive products, and restrictions on semi-conductor manufacturing equipment could contribute to reduced semiconductor supply, impacting our operations globally.

Our OEM and Tier 1 manufacturer customers use semiconductors, or components containing semiconductors, and other automotive components, such as electric and hybrid vehicle motors, batteries, etc., in their manufacture of automotive components and/or vehicles. This supply is currently challenged and could continue to be challenged. According to certain market reports, Taiwan and, to a lesser extent, China are leading manufacturers of the world’s semiconductor supply, and Europe is a key manufacturer of semiconductor-manufacturing equipment and sub-systems and related components. Conflict between China and Taiwan has led, and could continue to lead, to trade sanctions, export controls, technology disputes, or supply chain disruptions, which has affected and could continue to affect the semiconductor industry. In addition, China has implemented export restrictions on several critical minerals, including rare earth elements like dysprosium, terbium, and samarium, as well as tungsten, tellurium, bismuth, indium, and molybdenum. These minerals are crucial for semiconductors, electric and hybrid vehicle motors, batteries, and other automotive components. Geopolitical conflicts, export restrictions, and tariffs have led and could continue to lead to decreased availability of these components, negatively impacting our OEM and Tier 1 manufacturer customers' supply chains and production schedules.

In September 2025, a Chinese-owned chip maker, who is a key supplier of basic automotive semiconductors, halted shipments following the Dutch government's seizure of the company's Netherlands operations. This supply chain disruption, coupled with Chinese export restrictions targeting the company's Chinese operations, has led, and could continue to lead, to reduced availability of these components. Potential reinstatement or expansion of export controls, as well as the risk of further governmental intervention, create the risk of further supply chain disruptions.

If our OEM and Tier 1 manufacturer customers are unable to obtain appropriate amounts of these components for vehicle production, then demand for our Automotive products could be reduced, which could adversely harm our business, financial condition, and results of operations. In addition, any outbreak of hostilities or conflict between China and Taiwan, or conflict arising in U.S.-EU relations, including retaliatory responses connected to actions related to Greenland, could harm our operations globally and the operations of our customers and suppliers.

Financial Risk Factors

Our borrowing costs have been and may continue to be, and access to liquidity could be, impacted by lower credit ratings.

Independent rating agencies evaluate our credit profile and have assigned ratings for our debt, which are reevaluated from time to time. In the past, rating downgrades have resulted in, and could continue to result in, higher interest rates. Lower credit ratings could adversely affect our sources of borrowing and our financial arrangements, including access to the capital markets, commercial paper market, our lending agreements, and supply chain financing arrangements. If our ability to access and raise debt in the capital markets or meet our short-term borrowing needs in the commercial paper market is limited, we may be required to borrow under our credit facility to fund our liquidity needs. Lower credit ratings have resulted in, and could continue to result in, increased borrowing costs.

Our customers' inability to pay us and take delivery of previously ordered inventory in accordance with their terms could negatively impact our earnings, liquidity, cash flow, and financial condition.

Some of our customers have suffered financial difficulty. As a result, some of our customers have been unable to pay their debts to us, have exhibited slow payments, have rejected their contractual obligations to us under bankruptcy laws or otherwise, or we have had to negotiate significant discounts and/or extend financing terms with these parties. In addition, we have had to write down inventory related to these customers. These issues may continue.

We monitor our receivables and inventory closely and make reserve decisions based upon individual customer risk reviews, aging of customer accounts, historical loss experience, and general macroeconomic and industry trends that could impact the expected collectability of all customers or pools of customers with similar risks.

Our bad debt expense has fluctuated over the last three years: $7 million and $6 million expense in 2025 and 2024, respectively, and $7 million benefit in 2023. Inventory write-downs were $13 million, $36 million, and $9 million in 2025, 2024, and 2023, respectively. Reserves increased in 2024 primarily due to 2024 Restructuring Plan impacts and write-downs of selected products primarily in our Bedding Products segment. If our customers are unable to pay us and take delivery of previously ordered inventory on a timely basis, larger reserves may be required and may result in a negative impact on our earnings, liquidity, cash flow, and financial condition.

Our goodwill and other long-lived assets have been, and could be, subject to impairment which could negatively impact our earnings.

A significant portion of our assets consists of goodwill and other long-lived assets, the carrying value of which would be reduced if we determine that those assets are impaired. At December 31, 2025, goodwill and other intangible assets represented $843 million, or 24% of our total assets. In addition, net property, plant, and equipment, operating lease right-of-use assets, and other noncurrent assets totaled $950 million, or 27% of total assets.

Goodwill Impairment

We test goodwill for impairment at the reporting unit level (the business groups that are one level below the operating segments) when triggering events occur or at least annually in the second quarter. We conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations. In addition, our long-lived assets are reviewed for recoverability at year end and whenever events or changes in circumstances indicate carrying values may not be recoverable.

The annual goodwill impairment testing in the second quarter of 2025 indicated no impairments. As of June 30, 2025, the fair values of all reporting units exceeded their respective carrying amounts by less than 100% in part due to ongoing macroeconomic uncertainties, including uncertainty surrounding tariffs. The fair values of our reporting units were reconciled to our consolidated market capitalization, which decreased due to the decline in the stock price compared to the prior year. Fair value exceeded carrying value by less than 50% at June 30, 2025 for the reporting units summarized in the table below, which excludes the Aerospace Products Group divested in August 2025 as discussed in Note S to the Consolidated Financial Statements on page 121.

Reporting Unit (Dollar amounts in millions)	December 31, 2025 Goodwill Value	Fair value in excess of carrying value as of June 30, 2025
Bedding	$ 324	20%
Home Furniture	68	34
Work Furniture	55	29

If expectations are not met in future quarters, additional goodwill impairment(s) may be required. In evaluating the potential for impairment of goodwill and other long-lived assets, we make assumptions and estimates regarding future operating performance, business trends, and market and economic performance, including future sales, operating margins, growth rates, and discount rates.

We are continuing to monitor all factors impacting these reporting units. If actual results or the long-term outlook of any of our reporting units materially differ from the assumptions and estimates used in the goodwill and other long-lived assets valuation calculations, or there is a sustained decrease in our stock price, we could incur future non-cash impairment charges, which would have a material negative impact on our earnings.

The annual goodwill impairment testing in the second quarter of 2024 indicated that fair value had fallen below carrying value for three reporting units. We had non-cash impairments in 2024 of $587 million, $44 million, and $44 million in our Bedding, Work Furniture, and Hydraulic Cylinders reporting units, respectively. After this impairment, the Hydraulic Cylinders reporting unit did not have any goodwill remaining. In addition, we had an impairment of $1 million related to a small U.S. machinery business within the Bedding Products segment that reached held-for-sale status in the fourth quarter of 2024 and was associated with the 2024 Plan.

Long-lived Asset Impairment

As discussed in Note E to the Consolidated Financial Statements on page 94, impairment charges of $19 million in 2025 were related to the 2024 Plan and were primarily related to lease impairments. We had $6 million of long-lived asset impairment charges in 2024, of which $4 million were associated with the 2024 Plan.

Late in the fourth quarter of 2023, we had a triggering event to review long-lived assets and test for impairment when certain of our Elite Comfort Solutions and Kayfoam customers notified us of efforts to improve their financial position by moving their business to or exploring alternative suppliers, which adversely impacted our future cash flow forecast. Although estimated undiscounted cash flows had previously exceeded carrying values, updated sales and earnings forecasts completed in early January 2024 indicated reduced expected cash flows. As a result, we performed recoverability and impairment testing, which led to a non-cash pretax charge of $444 million for long-lived asset impairments (primarily customer relationships, technology, and trademarks) in the Bedding Products segment for the fourth quarter of 2023. This impairment was unrelated to the 2024 Restructuring Plan.

We regularly evaluate long-lived assets for indicators of impairment, such as market conditions, operating performance, strategic decisions, or technical obsolescence. While we believe our current asset valuations are appropriate, future assessments may result in non-cash charges, which would have a material negative impact to our earnings.

If we do not comply with the restrictive covenants in our credit facility, we may not be able to borrow in the commercial paper market or under our credit facility and our outstanding debt instruments may default, all of which would adversely impact our liquidity.

Our multi-currency credit facility was amended in July 2025 and matures on July 24, 2030. It provides us the ability, from time to time, subject to certain restrictive covenants and customary conditions, to borrow, repay, and re-borrow up to $1 billion (previous to the amendment was $1.2 billion). At December 31, 2025, we were in compliance with all of our debt covenants. Capitalized terms used in this section but not defined herein have the meanings set forth in the Credit Agreement.

Our credit facility contains restrictive covenants, which include: (a) a Leverage Ratio requiring us to maintain, as of the last day of each fiscal quarter, (i) Consolidated Funded Indebtedness minus the lesser of: (A) Unrestricted Cash, or (B) $750 million to (ii) Consolidated EBITDA for the four consecutive trailing quarters most recently ended on or prior to such date, such ratio not being greater than 3.50 to 1.00; provided however, subject to certain limitations, if we make a Material Acquisition, at our election, the maximum Leverage Ratio shall be 4.00 to 1.00 for the fiscal quarter during which such Material Acquisition is consummated and the next three consecutive fiscal quarters; (b) a limitation of the amount of total secured obligations to 15% of our total consolidated assets; and (c) a limitation on our ability to sell, lease, transfer, or dispose of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole (other than accounts receivable sold in a Permitted Securitization Transaction, products sold in the ordinary course of business and our ability to sell, lease, transfer, or dispose of any of our assets or the assets of one of our subsidiaries to us or one of our subsidiaries, as applicable) at any given point in time.

For more information about long-term debt, please see Note J on page 101 of the Notes to Consolidated Financial Statements.

At December 31, 2025, we had no commercial paper outstanding and had no borrowing under the credit facility. Based on our trailing 12-month Consolidated EBITDA, Unrestricted Cash, debt levels, and a leverage ratio covenant of 3.50 to 1.00 at December 31, 2025, our borrowing capacity under the credit facility was $709 million. This may not be indicative of the actual borrowing capacity moving forward, which may be materially different depending on our Consolidated EBITDA, Unrestricted Cash, debt levels at the time, and leverage ratio requirements. As our trailing 12-month Consolidated EBITDA, Unrestricted Cash, debt levels, and leverage ratio requirements change, our borrowing capacity increases or decreases.

If our earnings are reduced, the covenants in the credit facility will continue to limit our borrowing capacity, both under the credit facility or through commercial paper issuances. Depending on the degree of earnings reduction, our liquidity could be materially negatively impacted. This covenant may also restrict our current and future operations, including (i) our flexibility to plan for, or react to, changes in our businesses and industries; and (ii) our ability to use our cash flows, or obtain additional financing, for future working capital, capital expenditures, acquisitions, or other general corporate purposes. If we are not in compliance with the restrictive covenants in our credit facility, and are unable to negotiate more lenient terms, we may not be able to access the commercial paper market or borrow under the credit facility.

Also, if we fail to comply with the covenants specified in the credit facility, we may trigger an event of default, in which case the lenders would have the right to: (i) terminate their commitment to provide loans under the credit facility; and (ii) declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be immediately due and payable. Additionally, our senior notes contain cross-default provisions which could make outstanding amounts under the senior notes immediately payable in the event of an acceleration of amounts due under the credit facility following a material uncured default. If debt under the credit facility or senior notes were to be accelerated, we may not have sufficient cash to repay this debt, which would have an immediate material adverse effect on our business, results of operations, and financial condition.

We may not be able to realize deferred tax assets on our balance sheet, depending upon the amount and source of future taxable income.

Our ability to realize deferred tax assets on our balance sheet is dependent upon the amount and source of future taxable income. As discussed in Note O of the Consolidated Financial Statements, we had $153 million of deferred tax assets (net of a $21 million valuation allowance) as of December 31, 2025. It is possible the amount and source of our taxable income could materially change in the future. This change may impact our underlying assumptions on which valuation allowances are established and negatively affect future period earnings and balance sheets. As a result, we may not be able to realize deferred tax assets on our balance sheet.

Market Risk Factors

Costs of raw materials have negatively affected, and could continue to negatively affect, our profit margins and earnings.

Raw material cost increases, whether from inflation or otherwise (and our ability to respond to cost increases through selling price increases), can significantly impact our earnings. We typically have short-term commitments from our suppliers; accordingly, our raw material costs generally move with the market. When we experience significant increases in raw material costs, we typically implement price increases to recover the higher costs. Inability to recover cost increases (or a delay in the recovery time) can negatively impact our earnings. Conversely, if raw material costs decrease, we generally pass through reduced selling prices to our customers. The timing of lower selling prices, combined with turnover rate of the higher-cost inventory on hand prior to the cost reduction, may reduce our profit margins and earnings.

Steel is our principal raw material. The global steel markets are cyclical in nature and have been volatile in recent years. This volatility can result in large swings in pricing and margins from year to year. As a producer of steel rod, we are also impacted by volatility in metal margins (the difference between the cost of steel scrap and the market price for steel rod). If market conditions cause scrap costs and rod pricing to change at different rates (both in terms of timing and amount), metal margins could again become compressed as they have in the past and this would negatively impact our results of operations.

We import certain chemicals to supplement domestic supply, but port delays and logistics issues could limit access to those products. We have exposure to the cost of chemicals, including TDI, MDI, and polyol. The cost of these chemicals has fluctuated at times, but we have generally passed the changes through to our customers. If we are unable to obtain the chemicals or pass the cost along to our customers, our results of operations may be negatively impacted.

Higher raw material costs could lead some of our customers to modify their product designs, causing a change in the quantity and mix of our components in their finished goods (replacing higher-cost with lower-cost components). If this were to occur, it could negatively impact our results of operations.

Mattress and innerspring imports from foreign manufacturers have affected, and could continue to adversely affect, our market share, sales, profit margins, and earnings.

We continue to face pressure from foreign competitors, as some of our customers source a portion of their components and finished products offshore. We have experienced some reduced sales and lower earnings related to lower-priced imports of mattresses and innersprings. Continued lower-priced mattress and innerspring imports could further negatively impact our market share, sales, profit margins, and earnings.

Unfair competition could adversely affect our market share, sales, profit margins, and earnings.

We manufacture innersprings, steel wire rod, and finished mattresses. Our products have been subject to competition from foreign manufacturers alleged to be selling at less than fair value or benefiting from unfair subsidies. In response to petitions filed with the U.S. Department of Commerce (DOC) and the U.S. International Trade Commission (ITC), antidumping and countervailing duties have been imposed on imports of innersprings, steel wire rod, and mattresses from certain countries.

Some of these orders remain subject to appeal. In February 2025, the DOC determined that revoking the 2019 antidumping duty order on mattresses from China would likely lead to continued dumping. The ITC extended the order, and duties of up to 1,732% will remain in effect through May 2030. Also in 2025, the DOC and ITC extended antidumping duty orders on uncovered innersprings from China, Vietnam, and South Africa through April 2030, with duties ranging from 116% to 234%.

Currently, sunset reviews are being conducted by the ITC regarding existing duties on imports of steel rod wire from Brazil, Indonesia, Mexico, Moldova and Trinidad & Tobago. The current anti-dumping and countervailing duty orders range from 3% to 369%. If the ITC and DOC rule favorably, the duties will be extended another five years. If the ITC rules against the Company, it could negatively impact our results of operations.

Also, if any of these duties are overturned on appeal, allowed to expire, or circumvented through transshipment or other means, and dumping or subsidization resumes, our competitive position and financial results could be materially and adversely affected. For more information on antidumping and/or countervailing duties regarding innersprings, steel wire rod and mattresses, please refer to the Competition section on page 42 in Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations, and Item 3. Legal Proceedings on page 30.

We operate in a highly competitive automotive industry and efforts by our competitors, as well as new entrants to the industry, to gain market share could negatively impact our business, results of operations, and financial condition.

The automotive component industry is highly competitive. The evolving automotive market, including the growth of hybrid and electric vehicles, has attracted, and may continue to attract, new OEM entrants to the industry, resulting in market share losses for our existing customers. We have also experienced increased competition from Chinese-based component suppliers who are growing market share in China, particularly with Chinese-based OEMs, which may adversely affect sales and profit margins of our products.

In Europe, economic softness and consumer affordability issues have given Chinese electric vehicle (EV) manufacturers opportunities to supply lower price electric vehicles, leading to production declines and program launch delays for our customers. In North America, consumer affordability issues and uncertainty around EV transition timelines are resulting in program launch delays and our customers replacing higher cost components with lower cost components.

If we are unable to differentiate existing or create new innovative products, adapt to new technologies or evolving customer requirements, maintain a low-cost footprint, or compete effectively, we may lose market share or be forced to reduce prices, thereby lowering our margins. Any such occurrences could adversely affect our business, results of operations, and financial condition.

We are exposed to foreign currency exchange rate risk which may negatively impact our competitiveness, profit margins, and earnings.

In 2025, 41% of our sales were generated by international operations, primarily in Europe, China, Canada, and Mexico. As of December 31, 2025, 43 of our manufacturing facilities were located outside the United States. We are exposed to currency exchange rate fluctuations by our purchase of raw materials and component parts from suppliers in multiple countries. We experience currency-related gains and losses where sales or purchases are denominated in currencies other than the functional currency. We also have balance sheet, cash flow, and net investment risk associated with foreign currency exchange rates. If the applicable foreign currency exchange rates devalue the currency we receive for the sale of our products or the currency we use to purchase raw materials or component parts from our suppliers, it may have a material adverse effect on our competitiveness, profit margins, and earnings.

Information Technology and Cybersecurity Risk Factors

Information technology failures, cybersecurity incidents, or technology disruptions could have a material adverse effect on our operations.

We rely on information systems to obtain, process, analyze, and manage data and critical financial activities, as well as to facilitate the manufacture and distribution of inventory to and from our facilities. We receive, process, and ship orders and manage our accounting and financial records, including invoicing and collecting from our customers and paying our vendors. We also manage our production processes with certain industrial control systems. Consequently, we are subject to cybersecurity risk. We face risks associated with network connectivity and systems for consolidated reporting. Technology failures or security breaches of our infrastructure, including our industrial control systems, could impede normal operations, create system disruptions, or create unauthorized disclosure or alteration of confidential information.

From time to time, we have experienced immaterial cybersecurity threats and incidents. When these threats and incidents occur, we have taken appropriate remediation steps and, through investigation, determined that the threats or incidents did not have a material effect on our business, results of operations, or financial results. Although we are not aware of any material cybersecurity incidents, because of past immaterial cybersecurity threats and what we have learned in responding to those threats, we have improved cybersecurity efforts, including stronger protective processes and controls.

Although we have purchased broad form cyber insurance coverage and strive to provide a balanced level of cybersecurity protections, cybersecurity risk has increased due to growing sophistication of cybersecurity adversaries, as well as the increased frequency of cybersecurity attacks, including malware. As such, information technology failures or cybersecurity breaches could still create system disruptions or unauthorized disclosure or alterations of confidential information and disruptions to the systems of our third-party suppliers and providers. We cannot be certain that the attacker's capabilities will not compromise our technology protecting information systems or bypass our detection capabilities, including those resulting from ransomware attached to our industrial control systems. If these systems are materially interrupted or damaged by any incident or fail for any extended period of time, then our results of operations could be adversely affected. We may incur remediation costs, increased cybersecurity protection costs, ransom payments, lost revenues resulting from unauthorized use of proprietary information, litigation and legal costs, increased insurance premiums, reputational damage, damage to our competitiveness, and negative impact on our stock price and long-term shareholder value. We may also be required to devote significant management resources and expend significant additional resources to address problems created by any such interruption, damage, or failure.

Challenges in managing the use of artificial intelligence could result in legal liability, reputational harm, competitive harm, and adversely affect our results of operations.

We currently use artificial intelligence (AI) technologies, including those offered by third parties, on a limited basis, and take a measured approach to expansion of uses where it can create value. While we prohibit the use of unauthorized AI technologies, our employees may use AI in an unauthorized manner. While improper or unauthorized use of AI technologies increases the risk of exposing sensitive data, violating third-party intellectual property rights or privacy laws, the use of authorized AI also carries certain inherent risks, including inaccurate or biased responses, all of which could lead to errors in our business activities and harm our reputation. Our ability to mitigate these risks will depend on our continued effective maintenance, training, monitoring, and enforcement of appropriate policies governing the use of AI technologies, and the results of any such use, by us. The legal and regulatory landscape relating to AI and its use is uncertain and rapidly evolving. These evolving laws and regulations could require changes in our implementation of AI technology and increase our compliance costs and the risk of non-compliance. In addition, if we fail to adapt or are unable to deploy AI successfully, or if our competitors and other third parties adopt AI into their operations and processes more rapidly or effectively than us, we could be placed at a competitive disadvantage and our ability to compete could be negatively impacted. If any of these risks are realized, it could adversely impact our results of operations, cash flow, financial condition, and stock price.

Trade Risk Factors

Tariffs by the United States and counter-tariffs by other countries could result in materially lower margins, lost sales, and an overall adverse effect on our results of operations.

The United States has imposed, and could impose in the future, broad-ranging tariffs on imports. Certain tariffs imposed by the United States have been judicially invalidated by a recent Supreme Court ruling, but may be replaced under other statutory authority. In retaliation, many countries have imposed, and could impose in the future, counter-tariffs on U.S.-produced items. Tariffs have spurred, and could continue to spur, additional retaliatory moves by affected countries, including by Canada, China, India, and Mexico.

We import into the United States various raw materials, components, or finished goods across all segments, with our Bedding Products and Furniture, Flooring & Textile Products segments being the most impacted. We are indirectly impacted by tariffs when our customers import our products or sell their foreign-produced products containing our foreign-produced components from our Specialized Products and Furniture, Flooring & Textile Products segments into the United States. We also export various products to countries outside the United States, some of which may be impacted by tariffs.

We expect tariffs to present both positive and negative impacts across our businesses. It is possible that wide-ranging tariffs could drive inflation, weaken consumer confidence, and ultimately reduce consumer demand for our products and negatively impact our consolidated results of operations. Also, if we are unable to pass through additional costs created by current or new tariffs, it could result in materially lower margins, lost sales, and an overall adverse effect on our results of operations. Tariffs could also negatively impact our customers' demand for our products, as they may face significantly increased costs from importing our products or from selling their foreign-produced products containing our foreign-produced components into the United States. If tariffs are further invalidated, modified or expanded, additional tariffs are implemented, or our information is incorrect, our consolidated results of operations could be materially negatively impacted.

U.S. export controls against China could contribute to a global semiconductor shortage and negatively impact (i) our ability to manufacture and timely deliver our products, (ii) our OEM and Tier 1 customers' production schedules, and (iii) the demand for our products.

Our Automotive Group uses semiconductors in seat comfort products and, to a lesser extent, in motors and actuators. Our OEM and Tier 1 customers also use semiconductors, or components containing semiconductors, in their manufacture of automotive components and/or vehicles. According to certain market reports, China is a significant manufacturer of semiconductors. The U.S. government has imposed export controls regarding certain advanced semiconductor chips and semiconductor manufacturing equipment which restrict U.S. companies' ability to export these products to China without a license. The Netherlands and Japan have also moved forward with more restrictive export controls related to specific equipment used for the manufacture of semiconductors. The controls may contribute to a global semiconductor shortage and negatively impact our ability to source an adequate supply of semiconductors used in our manufacturing processes. If so, any resulting shortage could endanger our ability to manufacture and timely deliver our products. It also could negatively impact our OEM and Tier 1 customers' production schedules and the demand for our products. Additionally, China has imposed export controls on certain critical minerals used in semiconductors and may adopt additional retaliatory trade restrictions against U.S. companies. Such measures could affect not only our China-based operations, but also our operations in the United States and other regions. Any of these risks, if realized, could negatively impact our business, results of operations, and financial condition.

Regulatory Risk Factors

Privacy and data protection regulations are complex and could harm our business, reputation, financial condition, and operating results.

As a multinational company with personal data and business contact information from individuals in many countries, we are subject to numerous complex and evolving data protection laws. These include the federal and state-specific laws in the United States as well as the laws of other jurisdictions where we operate, such as those in Europe, China, India, and Brazil. If our operations are found to violate these broad-ranging data protection laws, we may incur substantial fines, face reputational harm, and be required to change our business practices, any of which could have an adverse effect on our business.

As a U.S. company, the ability to manage aspects of our operation and workforce centrally and the ability to make decisions based on complete and accurate global data are important and require the ability to transfer and access personal data. The adequacy of the laws of the data-importing country are of increasing importance under various international laws. The validity of data transfer mechanisms remains subject to legal, regulatory, and political developments in many countries and could have an adverse impact on our ability to process and transfer personal data. This may inhibit our ability to transfer our employee personal data from our other operations, such as in Europe, China, and Brazil, to our headquarters in the United States or elsewhere, making it much more difficult to effectively manage our global human capital. These evolving privacy and data protection requirements create uncertainty and add compliance obligations that could harm our business, reputation, financial condition, and operating results.

Environmental regulatory compliance costs, additional potential related liabilities and climate change transition risks, including new treaties, laws, and regulations, could negatively impact our business, capital expenditures, compliance costs, results of operations, financial condition, competitive position, and reputation.

Increased focus by the United States and other governmental authorities on climate change and other environmental matters has led to enhanced regulation in these areas, which is expected to result in increased compliance costs and could subject us to potential liabilities. The extent of these costs and risks is difficult to predict and will depend, in large part, on the extent of final regulations and the ways in which those regulations are enforced.

As of December 31, 2025, we had 104 manufacturing facilities in 18 countries, primarily in North America, Europe, and Asia. Most of our facilities are engaged in manufacturing processes that produce GHG emissions, including carbon dioxide. We also maintain a fleet of over-the-road tractor trailers that emit GHG emissions when providing freight services to many of our U.S.-based manufacturing locations. Certain transition risks, or risks related to the process of reducing our carbon footprint, could materially affect our business, capital expenditures, results of operations, financial condition, competitive position, and reputation. One transition risk is the change in laws, regulations, and policies that could impose significant operational and compliance burdens. Also, if our customers incur additional costs to comply with such laws, regulations, and policies, impacting their ability to operate at the same or similar levels, the demand for our products could be adversely affected.

In addition, overall, there continues to be a lack of consistent climate legislation in the jurisdictions in which we operate, which creates economic and regulatory uncertainty. If these laws or regulations impose significant operational restrictions and compliance requirements on us, they could increase costs associated with our operations, including costs for raw materials and transportation. Non-compliance with climate change treaties or legislative and regulatory requirements could also lead to significant fines and penalties and negatively impact our reputation. To date, we have not experienced a material impact from such legislative and regulatory efforts. The ultimate impact and associated cost of these legislative and regulatory developments cannot be predicted at this time. In addition, we have developed preliminary estimates of the capital expenditures or operating and administrative costs that may be required to implement our GHG reduction strategy, and these costs and expenses are not expected to materially impact our results of operation, cash flow from operations, or financial condition.

Increased scrutiny from stakeholders regarding our sustainability responsibilities and financial performance could expose us to additional costs or risks, including, but not limited to, shareholder activism, and could adversely impact our liquidity, results of operations, reputation, employee retention, and stock price.

Investor advocacy groups, certain institutional investors, investment funds, lenders, market participants, shareholders, customers, and other stakeholders have increasingly focused on the sustainability practices of companies. These parties have placed increased importance on the social cost implications of their investments. If our sustainability practices do not meet these stakeholder expectations and standards, which continue to evolve, our access to capital may be negatively impacted based on an assessment of our sustainability practices. These limitations, in both the debt and equity markets, may materially negatively affect our ability to manage our liquidity, refinance existing debt, grow our businesses, and implement our strategies, as well as adversely impact our results of operations and the price of our common stock.

Our Sustainability Progress Report details how we seek to manage our operations responsibly and ethically. It includes our sustainability policies and practices on a variety of matters, including, but not limited to, Board and management sustainability oversight, governance and ethics, environmental sustainability, greenhouse gas emissions reduction, employee health, safety, product stewardship, quality and safety management, and supply chain social standards and compliance. The Board's Nominating, Governance and Sustainability Committee oversees our sustainability programs and related risks. However, it is possible that stakeholders may not be satisfied with our sustainability practices or the speed of their adoption. We could also incur additional costs and require more resources to monitor, report, and comply with various sustainability practices. Furthermore, our failure, or perceived failure, to meet the standards set forth in the Sustainability Progress Report could negatively impact our reputation, employee retention, and the willingness of our customers and suppliers to do business with us. Our Sustainability Progress Report can be found at www.leggett.com. Our website does not constitute part of this Form 10-K.

Publicly traded companies are increasingly subject to campaigns by activist shareholders regarding sustainability and other financial matters. The actions of activist shareholders may cause fluctuations in our stock price based upon speculation about our future. Such speculation can harm relationships with investors, customers, suppliers, and employees and can be costly and time consuming, disrupting our business and diverting the attention of our Board of Directors and management from pursuing our business strategies. In addition, decreases in our stock price make us more susceptible to unwarranted shareholder activism. Shareholder activism could adversely affect our business, results of operations, and stock price.

Changes in tax laws or challenges to our tax positions pursuant to ongoing tax reviews and/or audits could negatively impact our earnings and cash flows.

We are subject to the tax laws and reporting rules of the United States (federal, state, and local) and several foreign jurisdictions. Current economic and political conditions make these tax rules (and governmental interpretation of these rules) subject to significant change and uncertainty. There are proposals by the Organization for Economic Co-operation and Development, the European Union, and other tax jurisdictions, some of which have already been adopted in various countries, to reform tax laws or change interpretations of existing tax rules. These proposals generally center around global base erosion and profit shifting (BEPS) concepts, and, as they are adopted, could continue to impact how our earnings and transactions are taxed as a multinational corporation. Whether, or in what form, these proposals become law in various countries around the world, or how such laws might be interpreted, could impact our assumptions related to the taxation of certain foreign earnings and have an adverse effect on our earnings and cash flows.

We are subject to reviews and/or audits by taxing authorities in the countries where we operate and are currently in various stages of examination in several jurisdictions. China has recently intensified its review of tax compliance among foreign enterprises. We underwent reviews in 2023 and 2024 resulting in no material findings, while in 2025 and early 2026, we have seen an increased number of these reviews initiated by Chinese tax authorities.

Although the outcome is uncertain, we believe we have valid defenses and intend to rigorously contest the reviews initiated by the China authorities and have not recorded any impact associated with these matters. We have established liabilities for other matters we believe are appropriate, with such amounts representing what we believe is a reasonable provision for taxes that we ultimately might be required to pay. However, our exposure could increase over time as more information becomes known relative to the resolution of these reviews and/or audits, as governmental tax positions may be sustained, or we may agree to certain tax adjustments. We could incur additional tax expense if we have adjustments higher than the liabilities recorded that could have a material negative effect on our results of operations or financial condition.

Legal Risk Factors

We are exposed to legal contingencies that, if realized, could have a material negative impact on our financial condition, results of operations, and cash flows.

Although we deny liability in all currently threatened or pending legal proceedings, we have recorded an immaterial aggregate contingency accrual at December 31, 2025. Based on current known facts, aggregate reasonably possible (but not probable, and therefore not accrued) losses in excess of the accruals for legal contingencies are estimated to be $26 million. If our assumptions or analyses regarding any of our contingencies are incorrect, or if facts change or future litigation arises, we could realize losses in excess of the recorded accruals (including losses in excess of the $26 million referenced above), which could have a material negative impact on our financial condition, results of operations, and cash flows. For more information regarding our legal contingencies, please see Item 3 Legal Proceedings on page 30 and Note T on page 122 of the Notes to Consolidated Financial Statements.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

We rely on information systems to obtain, process, analyze, and manage data, as well as to facilitate the manufacture and distribution of inventory to and from our facilities. We receive, process, and ship orders, manage the billing of and collections from our customers, and manage the accounting for and payment to our vendors. We also manage our production processes with certain industrial control systems. Consequently, we are subject to cybersecurity risk.

From time to time, we have experienced immaterial cybersecurity threats and incidents. When these threats and incidents have occurred, we have taken appropriate remediation steps and, through investigation, determined that the threats or incidents did not have a material effect on our business, results of operations, or financial results.

Cybersecurity Risk Management and Strategy

We have processes in place for assessing, identifying, and managing material risks from cybersecurity threats and incidents, which is based on industry-recognized frameworks and takes a multifaceted approach to protecting our network, systems, and data, including personal information. To prevent cybersecurity incidents, we deploy a wide range of protective security technologies and tools, including, but not limited to, encryption, firewalls, endpoint detection and response, security information and event management, multi-factor authentication, and threat intelligence feeds. To maintain the effectiveness of this framework, we conduct periodic real-world simulation exercises to test, educate, promote awareness, and identify any refinements needed.

Cybersecurity threats are identified, assessed, and monitored by our Security Operations Center, which is staffed with cybersecurity professionals who report to the Senior Cyber Security Operations Manager who reports directly to the Company's Chief Information Security Officer (CISO), and includes resources provided by external vendors to cover continuous monitoring and remediation. When a cybersecurity threat or incident meets certain categorized thresholds, as determined by our Cybersecurity Incident Response Plan, we follow an escalation review process which can result in our CISO forwarding the threat or incident to our cybersecurity crisis response team consisting of our CEO, CFO, CHRO, CIO, and General Counsel (the "Crisis Response Team"). Our CISO and the Crisis Response Team, pursuant to guidance from our CISO, assess and manage our response to cybersecurity threats and incidents. Our CISO follows a risk-based escalation process to notify our General Counsel of certain cybersecurity threats and incidents, and our General Counsel analyzes our obligation to report any incident publicly. If the General Counsel determines disclosure is warranted, she reports this conclusion to the CISO, the Crisis Response Team, and the Company's Public Disclosure Committee for consideration and disclosure.

We have integrated cybersecurity risk into our overall enterprise risk management (ERM) process. Pursuant to the ERM process, cybersecurity risk is evaluated for likelihood, significance, and velocity on a semiannual basis by designated risk owners. The risk owners consist of a cross-functional group of leaders, led by our CISO. Based on the ERM analysis, we adjust, if necessary, our process for the identification, assessment, and monitoring of cybersecurity threats and incidents.

We engage third parties in connection with our cybersecurity identification, assessment, and response processes, including to periodically benchmark our cybersecurity program against the National Institute of Standards and Technology’s Cybersecurity Framework. We also maintain active retainers with certain third parties that can be engaged in the event of a cybersecurity threat or incident. We have established a process to oversee and identify risks and cybersecurity threats associated with our third-party service providers, which includes the use of monitoring technology. We also survey certain third-party providers regarding their security controls.

Although we have not experienced any material cybersecurity incidents, because of past immaterial cybersecurity threats and incidents, and what we have learned in responding to those threats, we have increased our cybersecurity program-enhancement efforts, including stronger protective controls. As of the date of this report, we are not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected us, including our business strategy, results of operations, or financial condition. However, for a discussion of risks from cybersecurity threats that could materially affect our business strategy, results of operations, or financial condition, see Item 1A. Risk Factors - Information technology failures, cybersecurity incidents, or new technology disruptions could have a material adverse effect on our operations on page 22, which is incorporated by reference into this Item 1C.

Cybersecurity Governance

Our Board has oversight of all cybersecurity threats and incidents. On a quarterly basis, and more often if warranted, the Company's CIO, or the CFO in coordination with the CIO, each after consultation with the CISO, reports to the full Board any potentially material cybersecurity threat or incident and our activities monitoring the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents.

Our CISO and the Crisis Response Team, pursuant to guidance from our CISO, assess, identify, and manage material risks from cybersecurity threats and incidents, as described above under Cybersecurity Risk Management and Strategy. The CISO has served in this role since October 2024, and has over 20 years of professional experience in identifying, evaluating, and responding to cybersecurity threats and incidents. Our CISO holds a Bachelor of Science degree from DeVry University, Addison, Illinois, a Masters in Business Administration from Western Governors University, is a Certified Information Systems Security Professional (CISSP), a GIAC Certified Incident Handler (GCIH), and holds a GIAC Certification in Strategic Planning, Policy and Leadership. Members of the Crisis Response Team have extensive work experience in systems and programming, auditing, compliance and privacy laws, financial controls and procedures, and operations management. With the assistance of the CISO, along with our internal cybersecurity and information technology professionals and our third-party cybersecurity consultants and advisors, the Crisis Response Team is charged with the responsibility of preventing, detecting, mitigating, and remediating cybersecurity threats and incidents.

Although we have purchased broad form cyber insurance coverage and strive to provide a balanced level of cybersecurity protections, cybersecurity risk has increased due to growing sophistication of cybersecurity adversaries, as well as the increased frequency of cybersecurity attacks, including malware. As such, information technology failures or cybersecurity breaches could still create system disruptions or unauthorized disclosure or alterations of confidential information and disruptions to the systems of our third-party suppliers and providers. We cannot be certain that the attacker’s capabilities will not compromise our technology protecting information systems or bypass our detection capabilities, including those resulting from ransomware attached to our industrial control systems. If these systems are materially interrupted or damaged by any incident or fail for any extended period of time, then our results of operations could be adversely affected. We may incur remediation costs, increased cybersecurity protection costs, ransom payments, lost revenues resulting from unauthorized use of proprietary information, litigation and legal costs, increased insurance premiums, reputational damage, damage to our competitiveness, and negative impact on our stock price and long-term shareholder value. We may also be required to devote significant management resources and expend significant additional resources to address problems created by any such interruption, damage, or failure.

For more information regarding cybersecurity risks, refer to Item 1A. Risk Factors - Information Technology and Cybersecurity Risk Factors on page 22.

Item 2. Properties.

Our corporate office is located in Carthage, Missouri. As of December 31, 2025, we had 104 manufacturing locations in 18 countries, of which 61 were located across the United States and 43 were located in foreign countries. We also had various sales, warehouse, and administrative facilities. However, our manufacturing plants are our most important properties.

Manufacturing Locations by Segment

Manufacturing Locations	Company-Wide	Bedding Products	Specialized Products	Furniture, Flooring & Textile Products
United States	61	18	3	40
Europe	15	7	6	2
China	12	1	9	2
Canada	8	—	3	5
Mexico	3	1	2	—
Other	5	1	3	1
Total	104	28	26	50

For more information regarding the geographic location of our manufacturing facilities refer to Geographic Areas of Operation under Item 1. Business on page 8.

Manufacturing Locations Owned or Leased by Segment

Manufacturing Locations	Company-Wide	Bedding Products	Specialized Products	Furniture, Flooring & Textile Products
Owned	53	22	11	20
Leased	51	6	15	30
Total	104	28	26	50

We lease many of our manufacturing, warehouse, and other facilities on terms that vary by lease (including purchase options, renewals, and maintenance costs). For additional information regarding lease obligations, see Note K on page 103 of the Notes to Consolidated Financial Statements. We do not have any manufacturing facilities that are subject to liens or encumbrances that are material to the segment in which they are reported or to the Company as a whole.

No individual physical property is material to our overall manufacturing processes, except for our steel rod mill in Sterling, Illinois, and our wire drawing mills in Carthage, Missouri, and Kouts, Indiana. These facilities are reported in our Bedding Products segment. The rod mill consists of approximately 1 million square feet of owned production space. It has annual output capacity of approximately 500,000 tons of steel rod, of which approximately half is used by our own wire drawing mills. Our wire drawing mills convert the steel rod into drawn steel wire. This wire is used in the production of many of our products, including mattress innersprings. A disruption to the operation of, or supply of steel scrap to, our steel rod mill could require us to purchase steel rod from alternative supply sources, subject to market availability. A disruption to the operation of, or supply of steel rod to, our wire drawing mills could require us to purchase drawn wire from alternative supply sources, subject to market availability. Trade actions by the U.S. government, along with the existence of antidumping and countervailing duty orders against multiple countries, could result in reduced market availability and/or an increase in the cost of steel rod and/or drawn wire. If we experience a disruption in our ability to produce steel rod in our mill, for whatever reason, coupled with a reduction of adequate and/or timely supply from alternative market sources of quality steel rod, or if we experience a disruption in our ability to produce drawn wire in our wire drawing mills, for whatever reason, coupled with a reduction of adequate and/or timely supply from alternative market sources of quality drawn wire, we could experience a material negative impact on our Bedding Products segment's and the Company's results of operations.

We believe that our owned and leased facilities are suitable and adequate for the manufacture, assembly, and distribution of our products. Our properties are strategically located to allow timely and efficient delivery of products and services to our diverse customer base. In 2025, most of our manufacturing facilities operated at less than full capacity utilization rates. As such, we have excess production capacity in most of our businesses.

In the first quarter of 2024, we committed to the 2024 Restructuring Plan, pursuant to which we have consolidated 17 manufacturing and distribution facilities in the Bedding Products segment, and four production facilities in the Furniture, Flooring & Textile Products segment, primarily in the United States. The production in the affected facilities has been consolidated into other facilities, or in a few cases, eliminated. Optimizing our manufacturing and distribution footprint has reduced complexity, improved overall efficiency, and aligned capacity with anticipated future market demand. For more information about the 2024 Restructuring Plan, please see the discussion under 2024 Restructuring Plan in Operational Risk Factors beginning on page 14 in Item 1A. Risk Factors, and on page 39 in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 3. Legal Proceedings.

Reference is made to the information in Note T on page 122 of the Notes to Consolidated Financial Statements, which is incorporated into this section by reference.

Mattress Antidumping Matters

Anti-Dumping and Countervailing Order Petitions Regarding Mattresses from China, Cambodia, Indonesia, Malaysia, Serbia, Thailand, Turkey, and Vietnam. On March 31, 2020, the Company, along with Brooklyn Bedding LLC, Corsicana Mattress Company, Elite Comfort Solutions (a Leggett subsidiary), FXI, Inc., Innocor, Inc., Kolcraft Enterprises, Inc., and two labor unions—the International Brotherhood of Teamsters and the United Steelworkers (collectively, the "2020 Petitioners")—filed petitions with the U.S. Department of Commerce (DOC) and the U.S. International Trade Commission (ITC). The petitions alleged that mattress manufacturers in Cambodia, Indonesia, Malaysia, Serbia, Thailand, Turkey, and Vietnam were selling products in the United States at less than fair value, and that manufacturers in China were receiving unfair subsidies. The DOC imposed antidumping and countervailing duties ranging from 2% to 763%, effective through May 2026. Following appeals, the U.S. Court of International Trade (CIT) upheld the ITC's injury determination. However, the DOC revoked the order on mattresses from Indonesia, and the 2020 Petitioners filed an appeal with the U.S. Court of Appeals for the Federal Circuit on April 17, 2025, which remains pending. Separately, on February 6, 2025, the DOC determined that revocation of the 2019 antidumping duty order on mattresses from China would likely lead to continued dumping. The DOC extended the order, and duties of up to 1,732% will remain in effect through May 2030.

Anti-Dumping and Countervailing Order Petitions Regarding Mattresses Imported from Indonesia, Bosnia and Herzegovina, Bulgaria, Burma, India, Italy, Kosovo, Mexico, the Philippines, Poland, Slovenia, Spain, and Taiwan. On July 28, 2023, the Company, along with Brooklyn Bedding LLC, Carpenter Company, Corsicana Mattress Company, Future Foam, Inc., FXI, Inc., Kolcraft Enterprises Inc., Serta Simmons Bedding, LLC, Southerland Inc., Tempur Sealy International, and the same two labor unions (collectively, the "2023 Petitioners"), filed petitions with the DOC and ITC. These petitions alleged that mattress manufacturers in Bosnia and Herzegovina, Bulgaria, Burma, India, Italy, Kosovo, Mexico, the Philippines, Poland, Slovenia, Spain, and Taiwan were selling products in the United States at less than fair value, and that manufacturers in Indonesia were receiving unfair subsidies. The ITC issued a preliminary injury determination on September 11, 2023. The DOC made a negative preliminary finding on Indonesian subsidies on December 26, 2023, and therefore did not impose countervailing duties. Final determinations for Bosnia and Herzegovina, Bulgaria, Burma, Italy, Philippines, Poland, Slovenia, and Taiwan were issued on May 9, 2024, with duties ranging from 106% to 745%. The ITC issued its final injury determination on June 11, 2024, and sunset reviews are scheduled for June 2029. For India, Kosovo, Mexico, and Spain, final DOC determinations were published on July 22, 2024, with duties ranging from 5% to 345%. The ITC issued its final injury determination for those countries on August 28, 2024. Although the case is resolved with respect to duties and injury findings, an importer has appealed the ITC's critical circumstances determination imposing retroactive duties. That appeal remains pending.

On November 18, 2025, the Company, along with the 2023 Petitioners, filed with the DOC requests to initiate anti-circumvention inquiries on mattress component imports from Poland, Mexico, and Malaysia. The requests allege that mattress components are being imported from these three countries and assembled into finished mattresses in the United States, which are then sold in the United States. The anti-circumvention requests allege that the assembly of these components is minor or insignificant under the law and as a result, the mattress component imports from Poland, Mexico, and Malaysia are allegedly circumventing anti-dumping orders.

Environmental Matters

Item 103 of the SEC's Regulation S-K requires disclosure of certain environmental matters when a governmental authority is a party to the proceedings and the proceedings involve potential monetary sanctions, unless we reasonably believe the monetary sanctions, exclusive of interest and costs, will not equal or exceed a threshold which we determine is reasonably designed to result in disclosure of any such proceeding that is material to our business or financial condition. Item 103 states that the disclosure threshold is $300,000, or at our election, a threshold that does not exceed the lesser of $1 million or one percent of our consolidated current assets. We have determined such disclosure threshold to be $1 million. We have no environmental matters to disclose for this period under this threshold.

Item 4. Mine Safety Disclosures.

Not applicable.

Supplemental Item. Information About Our Executive Officers.

The following information is included in accordance with the provisions of Part III, Item 10 of Form 10-K, Item 401(b) of Regulation S-K, and the Instruction to Item 401 of Regulation S-K.

The table below sets forth the names, ages, and positions of persons appointed as executive officers of the Company. Executive officers are normally appointed annually by the Board of Directors.

Name	Age	Position
Karl G. Glassman	67	President and Chief Executive Officer
Benjamin M. Burns	48	Executive Vice President and Chief Financial Officer
Jennifer J. Davis	50	Executive Vice President and General Counsel
J. Tyson Hagale	48	Executive Vice President, President—Bedding Products
Ryan M. Kleiboeker	47	Executive Vice President—Chief Strategic Planning Officer
Lindsey N. Odaffer	43	Executive Vice President—Chief Human Resources Officer
R. Samuel Smith, Jr.	58	Executive Vice President, President—Specialized Products and Furniture, Flooring & Textile Products
Tammy M. Trent	59	Senior Vice President—Chief Accounting Officer

Subject to certain severance benefit agreements and retention agreements, the executive officers generally serve at the pleasure of the Board of Directors. The severance benefit agreements with Ms. Davis and Messrs. Glassman, Burns, Hagale and Smith are listed as exhibits to this report. Also, the form of retention agreement entered into with Ms. Davis, and Messrs. Burns, Hagale and Smith is listed as an exhibit to this report. Please see Exhibit Index on page 124 for reference to the agreements.

Karl G. Glassman has served as the Company's President and Chief Executive Officer since May 2024, and served as segment manager of Specialized Products on a temporary basis until February 2025. He previously served as the Company's Executive Chairman of the Board from 2022 until his retirement in May 2023 and was first appointed Chairman of the Board in 2020. Mr. Glassman also served as the Company's Chief Executive Officer from 2016 to 2021, President from 2013 to 2019, Chief Operating Officer from 2006 to 2015, Executive Vice President from 2002 to 2013, President of the former Residential Furnishings segment from 1999 to 2006, Senior Vice President from 1999 to 2002, and in various capacities since 1982.

Benjamin M. Burns was appointed Executive Vice President and Chief Financial Officer in 2023. He previously served the Company as Executive Vice President—Business Support Services during 2023 until his appointment as CFO, Senior Vice President—Business Support Services in 2022, Vice President, Business Support Services from 2019 to 2022, Vice President, Treasurer from 2017 to 2019 and Vice President, Internal Audit/Due Diligence from 2012 to 2017. Mr. Burns served the Company in various other auditing capacities since 2003.

Jennifer J. Davis was appointed Executive Vice President and General Counsel in January 2024. She previously served as Vice President – Deputy General Counsel from 2020 to 2023, as Deputy General Counsel from 2015 to 2020, and as Associate General Counsel & Chief Litigation Counsel from 2012 to 2022 after joining the Company’s Legal Department in 2006.

J. Tyson Hagale was appointed Executive Vice President, President—Bedding Products in 2023. He previously served the Company as Senior Vice President, President—Bedding Products since 2021, Commercial Vice President for Domestic Bedding since 2020, President of the Home Furniture Group in 2020, President of the Furniture Hardware Division from 2018 to 2020, Director of Market Plan Development from 2015 to 2018, and Business Development Director from 2011 to 2015. He joined Leggett in 2001 as a member of the Corporate Development Department, and served in a variety of financial and strategic roles during his first ten years with the Company.

Ryan M. Kleiboeker was appointed Executive Vice President—Chief Strategic Planning Officer in February 2024. He previously served the Company as Senior Vice President—Chief Strategic Planning Officer since 2023 and Vice President—Corporate Development and Financial Planning since 2020. He held roles within the Company's operations from 2016 to 2020, including Director of Finance and Business Development for the Specialized and Furniture, Flooring & Textile Products segments, and served as Director of Corporate Development in 2015 and in various other roles since 2005.

Lindsey N. Odaffer was appointed Executive Vice President—Chief Human Resources Officer in January 2025. She previously served the Company as Vice President, Financial Support Services in 2024, as Vice President, Internal Audit/Due Diligence since 2017, and in various other internal audit roles of increasing responsibility since 2005.

R. Samuel Smith, Jr. was appointed as Executive Vice President, President—Specialized Products and Furniture, Flooring & Textile Products in February 2025. He previously served as Executive Vice President, President—Furniture, Flooring & Textile Products since August 2024, and Senior Vice President, President—Furniture, Flooring & Textile Products since April 2024. Mr. Smith previously served the Company as President—Home Furniture Group from 2020 to 2024, VP Operations—Home Furniture Group from 2019 to 2020, and VP Operations—Seating & Distribution from 2018 to 2019 after joining the Company in 2014 as the general manager of Matrex, a Home Furniture operation. Prior to Leggett, Mr. Smith served as Chief Operating Officer for a medical billing company, and he spent sixteen years at Unifi, Inc., a multinational textile fiber processor in various engineering, sales, and general management roles.

Tammy M. Trent was appointed Senior Vice President in 2017 and has served as Chief Accounting Officer since 2015. She previously served as Vice President from 2015 to 2017, and Staff Vice President, Financial Reporting from 2007 to 2015. She has served the Company in various financial capacities since 1998.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded on the New York Stock Exchange (symbol LEG).

Shareholders and Dividends

As of February 20, 2026, we had 5,499 shareholders of record.

On February 26, 2026, our Board declared a quarterly cash dividend of $.05 per share payable on April 15, 2026 to shareholders of record on March 13, 2026. We have no contractual restrictions that materially limit our ability to pay such dividends. Our Board may change our dividend policy at any time and could do so, for example, if it was to determine that (i) strategic alternative uses of cash are in the best interest of the Company and its shareholders, or (ii) we have insufficient cash to fund dividends, capital expenditures, or working capital needs, to reduce leverage, or to ensure compliance with our leverage ratio under our credit agreement. However, our current expectation is to continue paying dividends at a comparable quarterly rate or higher.

For more information on dividends, see Dividends in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations on page 55.

Issuer Purchases of Equity Securities

As seen by the below table, neither we nor any affiliated purchaser purchased any shares of our common stock during any calendar month in the fourth quarter of 2025.

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs [2]
October 2025	—	$ —	—	10,000,000
November 2025	—	$ —	—	10,000,000
December 2025	—	$ —	—	10,000,000
Total	**—**	**$ —**	**—**	

[1] This column does not include shares withheld for taxes on stock unit conversions, as well as forfeitures of stock units, all of which totaled 3,207 shares in the fourth quarter of 2025. The average price per share for these shares was $9.72.

[2] On August 7, 2024, the Board authorized the Company to repurchase up to 10 million shares each calendar year. This standing authorization was first announced on Form 10-Q for the quarter ended June 30, 2024, filed August 7, 2024, and will remain in force until repealed by the Board of Directors. This standing Board authorization replaced the prior Board authorization adopted in 2022, which provided the same repurchase authority to the Company with only minor administrative differences. We substantively have had the same share repurchase authority since 2004, and this authority includes the 2026 calendar year. No specific repurchase schedule has been established. The authority does not obligate the Company to purchase a minimum number of shares.

Stock Performance Graph

The following graph and table below show the cumulative total shareholder return for five years for the Company's common stock (LEG), the S&P SmallCap 600® index, and our Peer Group index. The comparison assumes that $100 was invested on December 31, 2020 in shares of LEG and in each of the indices, and assumes that all of the dividends were reinvested. We measure the Company's relative performance against the S&P SmallCap 600® index, of which the Company is included, and against our Peer Group Index. The Company has selected a Peer Group of manufacturing companies that aligns with the Company's current end market exposure, macroeconomic sensitivity, and capital discipline. Our Peer Group includes: AMETEK, Inc. (AME), Core & Main, Inc. (CNM), Fortune Brands Innovations, Inc. (FBIN), Gentherm Incorporated (THRM), La-Z-Boy Incorporated (LZB), Lear Corporation (LEA), Masco Corporation (MAS), MillerKnoll, Inc. (MLKN), Mohawk Industries, Inc. (MHK), and Somnigroup International Inc. (SGI).


Comparison of 5 Year Cumulative Total
Shareholder Return
$200
$150
$100
$50
$0
2020
2021
2022
2023
2024
2025
LEG
S&P SmallCap 600 ®
Peers

	For the Years Ended					
	2020	2021	2022	2023	2024	2025
LEG	$100	$ 96	$ 79	$ 68	$ 26	$ 31
S&P SmallCap 600 ®	100	127	106	123	134	142
Peers	100	125	95	124	131	142

This Stock Performance Graph section does not constitute soliciting material, is not deemed filed with the Securities and Exchange Commission, is not subject to Regulation 14A or 14C of the Securities Exchange Act, as amended (the "Exchange Act"), and is not subject to the liabilities of Section 18 of the Exchange Act. Also, it is not incorporated by reference in any of our filings under the Securities Act of 1933 or the Exchange Act, whether made before or after the date of this Form 10-K and irrespective of any general incorporation language in any such filing, except to the extent we specifically incorporate this Stock Performance Graph section by reference therein.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

HIGHLIGHTS

(Dollar amounts in millions, except for per share data)	2025	2024	2023
Net trade sales	$ 4,055	$ 4,384	$ 4,725
Earnings (loss) before interest and taxes (EBIT)	356	(430)	(90)
Cash from operations	338	306	497
Total debt	1,498	1,864	1,988

Trade sales decreased 7% in 2025. Divestitures reduced sales 2%. Organic sales decreased 5%, with volume declines of 6% partially offset by raw material-related selling price increases and currency benefit of 1%. 2024 trade sales decreased 7%. Organic sales decreased 7% with volume declines of 4% and raw material-related price decreases of 3%.

Earnings in 2025 increased primarily due to the year-over-year changes from the items listed below, as well as restructuring benefit and metal margin expansion, partially offset by lower volume. 2024 earnings decreased primarily due to the year-over-year changes from the items listed below, as well as lower volume and unfavorable sales mix, raw material-related pricing adjustments (primarily in our Bedding Products segment), metal margin compression in our Steel Rod business, and other higher expense items, such as bad debt and medical, partially offset by operational efficiency improvements.

(Income)/expense, pretax (Dollar amounts in millions)	2025	2024	2023
Gain on sale of Aerospace Products Group	$ (91)	$ —	$ —
Net gain from insurance proceeds	(35)	(2)	(9)
Gain on sale of real estate	(29)	(31)	(11)
Restructuring, restructuring-related, and impairment charges ($23 and $17 non-cash in 2025 and 2024, respectively)	36	50	—
Pension settlement (non-cash)	22	—	—
Somnigroup unsolicited offer evaluation costs	3	—	—
Goodwill impairment (non-cash)	—	676	—
CEO transition compensation costs	—	4	—
Long-lived asset impairment (non-cash)	—	—	444
Total [1]	$ (93)	$ 696	$ 424

[1] Calculations impacted by rounding

Form 10-K

In 2025, we generated $338 million in cash from operations compared to $306 million in 2024. The increase was driven primarily by working capital improvements. Cash from operations in 2024 decreased primarily from lower earnings and less benefit from working capital.

In July 2025, we amended our credit agreement to extend the maturity date to 2030 and reduce the lending commitments from $1.2 billion to $1.0 billion.

On August 29, 2025, we divested our Aerospace Products Group (within our Specialized Products segment) for net cash proceeds of $280 million and recognized a pretax gain of $91 million after final adjustments for working capital were completed in December 2025. We collected the final working capital adjustment of $4 million in January 2026.

These topics are discussed in more detail in the sections that follow.

INTRODUCTION

Somnigroup Discussions

In December 2025, we announced the Company received an unsolicited proposal from Somnigroup International Inc. (Somnigroup) to acquire the Company in an all-stock transaction. In January 2026, our Board of Directors, in consultation with its financial and legal advisors, announced that it had determined that the Somnigroup offer undervalues the Company and publicly declined the Somnigroup proposal. Our Board also publicly announced that it has entered into a customary non-disclosure agreement and six month standstill with Somnigroup to facilitate customary due diligence and to determine if a transaction can be reached that delivers appropriate value and certainty to the Company and its shareholders. There can be no assurance that the Board's evaluation will result in a transaction and, if there is a transaction, the price, form of consideration, or other terms and conditions of any such transaction. We incurred $3 million of professional costs associated with this activity through December 31, 2025.

Customers

We serve a broad suite of customers, with our largest customer representing approximately 7% of our trade sales in 2025. Many are companies whose names are widely recognized. They include bedding brands and manufacturers, residential and office furniture producers, automotive OEM and Tier 1 manufacturers, big box retailers, and a variety of other companies.

Organic Sales

We calculate organic sales as trade sales excluding sales attributable to acquisitions and divestitures consummated within the last twelve months. Management uses the metric, and it is useful to investors, as supplemental information to analyze our underlying sales performance from period to period in our legacy businesses.

Major Factors That Impact Our Business

Tariffs Impacting our Business

We continue to monitor and evaluate policy changes impacting global trade, including tariff regulations, the effects of announced tariffs, the judicial invalidation of certain tariffs, and the potential imposition of modified or additional tariffs. These policy changes create uncertainty regarding the scope, duration, and financial impact of tariffs, as well as the potential refund of duties previously paid for invalidated tariffs. It is possible that wide-ranging tariffs could drive inflation, weaken consumer confidence, and ultimately reduce consumer demand for our products and negatively impact our consolidated results of operations.

Tariffs present both positive and negative impacts across our businesses and we continue to be actively engaged with customers and suppliers to mitigate the impact of tariffs. Our efforts include leveraging our global footprint to shift production and sourcing to less-impacted regions, implementing pricing actions where appropriate, and pursuing increased demand opportunities domestically.

In Bedding Products, Section 232 steel tariffs have had the largest impact on our business and have led to expanded metal margins and increased demand for our Steel Rod and Drawn Wire operations, but we have yet to see noticeable improvement in our innerspring demand. Section 232 steel tariffs were not impacted by the recent Supreme Court ruling invalidating certain tariffs previously imposed under the International Emergency Economic Powers Act.

In late 2025, we consolidated our Kentucky Adjustable Bed manufacturing operation into our Mexico operation. This decision was driven by lower volume and tariffs on imported components, which resulted in a cost disadvantage for domestic production in a category that primarily competes with imported products. We expect our Mexican Adjustable Bed operation to remain cost competitive, assuming that the reciprocal tariff exemption for USMCA compliant products remains in place.

In Furniture, Flooring & Textile Products, our Home Furniture operations in China primarily sell components to Asian customers who export finished furniture to the United States. Our Chinese operations experienced meaningful disruptions early in the second quarter of 2025, including shipment delays, order cancellations, and customer shutdowns, which began to normalize later in the quarter with the postponement of tariffs. Additionally, we sell components to U.S. customers and maintain some intercompany supply from our Chinese operations. To help mitigate our tariff exposure, we set up production in Vietnam and began production late in the third quarter. Within Work Furniture, our teams are pursuing new opportunities with customers who are seeking regionally-supplied finished furniture and components. Finally, our Textile business continues to mitigate most tariff exposure by shifting to alternative sources in countries with lower tariff rates.

We continue to actively evaluate the potential impact of tariffs and counter-tariffs on our results of operations and financial condition, while also exploring possible opportunities to mitigate their impact. Although our analysis is based on limited and changing information, we currently do not expect tariffs, as presently implemented or anticipated, to have a material adverse effect on our consolidated results of operations. However, if tariffs are further invalidated, modified or expanded, additional tariffs are implemented, or our information is incorrect, our consolidated results of operations could be materially negatively impacted. Moreover, tariffs may decrease demand for our products which may negatively impact our sales and results of operations.

Sale of the Aerospace Products Group

Late in the first quarter 2025, the Aerospace Products Group (within our Specialized Products segment) met the criteria to be classified as held for sale, but did not meet the criteria for discontinued operations because it did not represent a strategic shift that would have a major effect on our financial results.

On August 29, 2025, we divested the Aerospace Products Group for a cash price, net of selling expenses and cash sold, of $280 million and recognized a pretax gain of $91 million after final adjustments for working capital were completed in December 2025. We collected the final working capital adjustment of $4 million in January 2026. The proceeds from the sale were primarily used to reduce debt. Our Aerospace Products Group was a supplier of complex, highly-engineered tube and duct assemblies for use primarily in commercial and military aircraft platforms and space launch vehicles. The business was comprised of seven manufacturing facilities located in the United States, the United Kingdom, and France, with approximately 700 employees at the time of the sale.

For the Aerospace Products Group sales and pre-tax earnings through the divestiture date, see Note S to the Consolidated Financial Statements on page 121.

Goodwill and Long-Lived Asset Impairment Testing

Goodwill Impairment Testing

A significant portion of our assets consists of goodwill and other long-lived assets, the carrying value of which may be reduced if we determine that those assets are impaired. At December 31, 2025, goodwill and other intangible assets represented $843 million, or 24% of our total assets. In addition, net property, plant and equipment, operating lease right-of-use assets, and other noncurrent assets assets totaled $950 million, or 27% of total assets.

We test goodwill for impairment at the reporting unit level (the business groups that are one level below the operating segments) when triggering events occur or at least annually in the second quarter. We conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations. In addition, our long-lived assets are reviewed for recoverability at year end and whenever events or changes in circumstances indicate carrying values may not be recoverable.

The annual goodwill impairment testing in the second quarter of 2025 indicated no impairments. As of June 30, 2025, the fair values of all reporting units exceeded their respective carrying amounts by less than 100% in part due to ongoing macroeconomic uncertainties, including uncertainty surrounding tariffs. The fair values of our reporting units were reconciled to our consolidated market capitalization, which decreased due to the decline in the stock price compared to the prior year. Fair value exceeded carrying value by less than 50% at June 30, 2025 for the reporting units summarized in the table below, which excludes the Aerospace Products Group divested in August 2025 as discussed in Note S to the Consolidated Financial Statements on page 121.

Reporting Unit (Dollar amounts in millions)		**December 31, 2025 Goodwill Value**	**Fair value in excess of carrying value as of June 30, 2025**
Bedding	$	324	20%
Home Furniture		68	34
Work Furniture		55	29

In evaluating the potential for impairment of goodwill and other long-lived assets, we make assumptions and estimates regarding future operating performance, business trends, and market and economic performance, including future sales, operating margins, growth rates, and discount rates.

We are continuing to monitor all factors impacting these reporting units. If actual results or the long-term outlook of any of our reporting units materially differ from the assumptions and estimates used in the goodwill and other long-lived assets valuation calculations, or there is a sustained decrease in our stock price, we could incur future non-cash impairment charges, which would have a material negative impact on our earnings.

The annual goodwill impairment testing in the second quarter of 2024 indicated that fair value had fallen below carrying value for three reporting units. We had non-cash impairments in 2024 of $587 million, $44 million, and $44 million in our Bedding, Work Furniture, and Hydraulic Cylinders reporting units, respectively. After this impairment, the Hydraulic Cylinders reporting unit did not have any goodwill remaining. In addition, we had an impairment of $1 million related to a small U.S. machinery business within the Bedding Products segment that reached held-for-sale status in the fourth quarter of 2024 and was associated with the 2024 Plan.

Long-lived Asset Impairment

Late in the fourth quarter of 2023, we had a triggering event to review long-lived assets and test for impairment when certain of our Elite Comfort Solutions and Kayfoam customers notified us of efforts to improve their financial position by moving their business to or exploring alternative suppliers, which adversely impacted our future cash flow forecast. Although estimated undiscounted cash flows had previously exceeded carrying values, updated sales and earnings forecasts completed in early January 2024 indicated reduced expected cash flows. As a result, we performed recoverability and impairment testing, which led to a non-cash pretax charge of $444 million for long-lived asset impairments (primarily customer relationships, technology, and trademarks) in the Bedding Products segment for the fourth quarter of 2023. This impairment was unrelated to the 2024 Restructuring Plan discussed below.

The activities resulting in the long-lived asset impairments discussed above were also considered a triggering event for goodwill impairment testing of the Bedding reporting unit, and no impairments were indicated (as discussed in Goodwill Impairment Testing starting on page 37).

We regularly evaluate long-lived assets for indicators of impairment, such as market conditions, operating performance, strategic decisions, or technical obsolescence. While we believe our current asset valuations are appropriate, future assessments may result in non-cash charges, which would have a material negative impact to our earnings.

2024 Restructuring Plan Substantially Complete

In 2024, we committed to a restructuring plan. The 2024 Plan was primarily associated with our Bedding Products segment and included, to a lesser extent, our Furniture, Flooring & Textile Products segment, our Specialized Products segment, and general and administrative cost structure initiatives. Over the course of the restructuring timeline, we consolidated 17 production and distribution facilities in the Bedding Products segment and four production facilities in the Furniture, Flooring & Textile Products segment. The 2024 Plan was substantially complete at the end of 2025. The following summarizes the 2024 Plan activity:

2024 ACCOMPLISHMENTS

Bedding Products segment

- Consolidated 14 production and distribution facilities (ten in U.S. Spring, three in Specialty Foam, one in Adjustable Bed)
  - Consolidated all domestic innerspring production into our four remaining locations
  - Exited our Mexican innerspring operation
- Downsized our Chinese innerspring operation
- Sold two properties

Specialized Products segment

- Launched restructuring activities in our Hydraulic Cylinders business to optimize manufacturing and improve operating efficiencies

Furniture, Flooring & Textile Products segment

- Closed one facility in Home Furniture
- Closed one facility in Flooring Products and substantially completed Phase 1 of Flooring Products restructuring

Corporate

- Reduced corporate general and administrative expenses, fully realized in 2025

2025 ACCOMPLISHMENTS

Bedding Products segment

- Divested a small U.S. machinery business (two facilities)
- Largely completed Specialty Foam restructuring activity
  - Consolidated one Specialty Foam production facility
- Sold four properties

Specialized Products segment

- Completed manufacturing efficiency improvement activities in Hydraulic Cylinders
  - Right-sized our Hydraulic Cylinders facility in the UK

Furniture, Flooring & Textile Products segment

- Completed Phase 1 and substantially completed Phase 2 of Flooring Products restructuring
  - Consolidated two Flooring Products production facilities
- Sold one property

Form 10-K

(Dollar amounts in millions-all pretax)	2024 Actual	2025 Actual	Since Inception	Total Plan Estimate
Plan activity:				
Restructuring and restructuring-related costs:				
Cash	$ 30	$ 9	$ 39	~$40
Non-cash	18	21	39	~$40
Total costs	$ 48	$ 30	$ 78	~$80
Pretax net cash from real estate [1]	$ 20	$ 28	$ 48	$70 to $80

[1] This is only related to the 2024 Plan and does not include the sale of idle real estate. The proceeds from the 2024 sale of real estate resulted in a pretax gain of $17 million. Real estate sold in 2025 resulted in a pretax gain of $24 million. The remaining real estate sales proceeds are expected to be received during 2026 due to timing of listing properties.

EBIT Benefit:

We realized annualized EBIT benefit of $63 million in 2025 and expect approximately $5 million of incremental EBIT benefit in 2026.

- We realized $22 million in 2024.
- We realized $41 million of incremental EBIT benefit in 2025.

Sales Attrition:

We realized $53 million of annualized sales attrition in 2025 and expect approximately $5 million of incremental sales attrition in 2026.

- We realized $15 million in 2024.
- We realized $38 million of incremental sales attrition in 2025 (including $12 million from the divestiture of a small U.S. machinery business in our Bedding Products segment).

Because of certain risks and uncertainties, EBIT benefit, sales attrition, and the proceeds from the sale of real estate associated with the 2024 Plan may change. We may not be able to dispose of the remaining real estate pursuant to the 2024 Plan or obtain the expected proceeds in a timely manner. Any failure to achieve the intended outcomes could materially adversely affect our business, financial condition, results of operations, cash flows, and liquidity.

Although the 2024 Plan is substantially complete, we continue to identify opportunities to improve our cost structure and profitability across our businesses. On February 24, 2026, we committed to a smaller restructuring plan to consolidate two manufacturing facilities in our Specialty Foam business unit in our Bedding Products segment and one manufacturing facility within our Furniture, Flooring & Textile Products segment into other existing facilities (2026 Restructuring Plan). These actions are expected to improve our manufacturing efficiency and enhance profitability and are anticipated to be substantially complete by the end of 2026. We expect to incur restructuring and restructuring-related pretax costs of approximately $15 million for the 2026 Restructuring Plan, including approximately $10 million of cash charges. If additional restructuring activities are identified and executed, we may incur additional material restructuring costs, restructuring-related costs, or impairments.

Market Demand

Market demand (including product mix) is impacted by several economic factors, with housing turnover and consumer confidence being the most significant. Other important factors include disposable income levels, employment levels, and interest rates. All of these factors influence consumer spending on durable goods, and therefore affect demand for our products and components. Some of these factors also influence spending on infrastructure, facilities, and equipment, which has impacted approximately 30% of our sales. The dynamic macroeconomic environment has pressured most of our end markets and negatively affected the demand for our products. We are also concerned that wide-ranging tariffs will drive inflation, weaken consumer confidence, and pressure consumer demand.

In recent years, the U.S. mattress market has become increasingly bifurcated. High volume imports have dominated online sales and pressured opening and mid-tier price points for traditional domestic OEMs. Additionally, some mattress manufacturers and retailers have faced financial stress as overall consumer demand for mattresses has declined. In the near-term, the domestic mattress industry is expected to continue to experience some level of volatility resulting from industry bankruptcies, consolidations, and import pressure.

Volatility related to the growth of Chinese EV manufacturers and multinational OEM market share challenges are expected to continue to impact the automotive industry. Delays in EV programs in Europe and changing expectations for internal combustion engines to EV program transitions in North America, along with consumer affordability issues, also add uncertainty to OEM demand.

As a result of these uncertainties, we expect 2026 overall demand to be flat or modestly lower than 2025 levels.

Trends in Cost of Goods Sold

Our costs can vary significantly as market prices for raw materials (many of which are commodities) fluctuate. We typically have short-term commitments from our suppliers; accordingly, our raw material costs generally move with the market. We have also been impacted by fluctuations in transportation, energy, and labor costs. Our ability to recover higher costs (through selling price increases) is crucial. When we experience significant increases in costs, we typically implement price increases to recover the higher costs. Conversely, when costs decrease significantly, we generally pass those lower costs through to our customers. The timing of our price increases or decreases is important; we typically experience a lag in recovering higher costs, and we also realize a lag as costs decline.

Steel is our principal raw material. At various times in past years, we have experienced significant cost fluctuations in this commodity. In most cases, the major changes (both increases and decreases) were passed through to customers with selling price adjustments. Steel costs modestly declined throughout 2024 as U.S. steel markets continued to face soft demand and increased foreign competition. In early 2025, steel costs increased versus the end of 2024 largely due to higher demand and, in early April 2025, costs continued to increase due to recently implemented tariffs reducing foreign competition. Steel costs remained relatively steady for the remainder of the year, resulting in costs that were significantly higher year over year.

As a producer of steel rod, we are also impacted by changes in metal margins (the difference in the cost of steel scrap and the market price for steel rod). Steel rod and steel scrap costs both declined modestly during 2024, leading to metal margin compression. In 2025, steel rod costs increased while average steel scrap costs remained relatively flat, resulting in metal margin expansion year over year. In addition, producing steel rod is energy intensive and depends on electricity and other utilities at commercially reasonable rates. Periods of extreme weather, including prolonged hot or cold weather events, have increased and may continue to increase overall electricity and natural gas demand, place stress on regional power grids, and contribute to higher or more volatile utility rates, impacting our utility costs. Such conditions may also increase the risk of service interruptions.

We have exposure to the cost of chemicals, including TDI, MDI, and polyol. The cost of these chemicals has fluctuated at times, but we have generally passed the changes through to our customers. Average costs in 2025 were in line with 2024 average costs.

Our other raw materials include woven and nonwoven fabrics. When we have experienced changes in the costs of these materials, we generally have been able to pass them through to our customers. In 2025, aggressive competitive discounting, particularly in Flooring and Textiles, has also led to pricing adjustments that have impacted our profitability. In order to mitigate exposure under recently announced tariffs, our Textile business has proactively been sourcing the majority of these materials from outside of China. We are well positioned to serve customers that may face supply disruption from their existing vendors.

When we raise our prices to recover higher raw material costs, this sometimes causes customers to modify their product designs and replace higher cost components with lower cost components. We must continue providing product options to our customers that enable them to improve the functionality of their products and manage their costs, while providing higher profits for our operations.

Competition

Many of our markets are highly competitive, with the number of competitors varying by product line. In general, our competitors tend to be smaller, private companies. Many of our competitors, both domestic and foreign, compete primarily on the basis of price. Our success has stemmed from the ability to remain price competitive while delivering innovation, product quality, and customer service.

We continue to face pressure from foreign competitors, as some of our customers source a portion of their components and finished products offshore. In addition to lower labor rates, foreign competitors benefit (at times) from lower raw material costs. They may also benefit from currency factors and more lenient regulatory climates. We typically compete in market segments that value product differentiation. When we do compete on cost, we typically remain price competitive in most of our business units, even versus many foreign manufacturers, as a result of our efficient operations, automation, vertical integration in steel rod and wire, logistics and distribution efficiencies, and large-scale purchasing of raw materials and commodities. We have also reacted to foreign competition in certain cases by developing new proprietary products that help our customers reduce total costs and by shifting production offshore to take advantage of lower input costs.

We manufacture innersprings for mattresses, finished mattresses, and steel rod wire (used internally and sold to third parties). Our operations have been impacted by several trade proceedings involving unfair pricing and foreign subsidies.

Anti-Dumping and Countervailing Orders on Innerspring Imports. In 2025, the U.S. Department of Commerce (DOC) and the U.S. International Trade Commission (ITC) determined that the revocation of certain mattress innerspring orders would likely lead to the continuation or reoccurrence of material injury and dumping of uncovered innersprings from China, Vietnam, and South Africa. Consequently, the antidumping duty orders on innerspring imports from these countries, with duties ranging from 116% to 234%, were extended for an additional five years through April 2030.

Anti-Dumping and Countervailing Orders on Mattress Imports. In 2025, the DOC and the ITC completed sunset reviews of existing antidumping duty orders on finished mattresses from China. The DOC and ITC determined that revocation of the 2019 antidumping duty order on mattresses from China would likely lead to continued or recurring material injury and dumping. As a result, the DOC extended the order, and duties of up to 1,732% on mattresses from China will remain in effect through May 2030.

In March 2020, the Company, along with other companies, filed petitions with the DOC and ITC alleging that manufacturers of mattresses in seven countries (Cambodia, Indonesia, Malaysia, Serbia, Thailand, Turkey, and Vietnam) were selling mattresses in the United States at less than fair value, and that manufacturers in China were receiving unfair subsidies. These petitions resulted in the imposition of antidumping and countervailing duty orders, which are scheduled to remain in effect through May 2026. A sunset review will be conducted at that time to determine whether to extend the orders for an additional five years. Following appeals filed with the U.S. Court of International Trade (CIT), the CIT upheld the ITC's unanimous injury determination. However, the DOC revoked the antidumping duty order on mattresses from Indonesia. In response, the Company filed an appeal with the U.S. Court of Appeals for the Federal Circuit in April 2025, challenging that decision.

In July 2023, the Company, along with other companies, filed petitions with the DOC and ITC alleging that manufacturers of mattresses in twelve additional countries (Bosnia and Herzegovina, Bulgaria, Burma, India, Italy, Kosovo, Mexico, the Philippines, Poland, Slovenia, Spain, and Taiwan) were selling their mattresses in the United States at less than fair value, and that manufacturers in Indonesia were receiving unfair subsidies. Final dumping determinations for eight countries were issued in May 2024, followed by the ITC's final injury determination in June 2024. These orders are scheduled for sunset review in June 2029. For the remaining countries, the DOC issued final determinations in July 2024, and the ITC issued its final injury determination in September 2024. Although the case is resolved with respect to duties and injury findings, an importer has filed an appeal challenging the ITC's critical circumstances determination, which imposed retroactive duties. That appeal remains pending. A sunset review of these orders is scheduled for September 2029.

On November 18, 2025, the Company, along with other companies, filed with the DOC requests to initiate anti-circumvention inquiries on mattress component imports from Poland, Mexico, and Malaysia. The requests state that mattress components are being imported from these three countries and assembled into finished mattresses in the United States, which are then sold in the United States. The anti-circumvention requests allege that the assembly of these components is minor or insignificant under the law and as a result, the mattress component imports from Poland, Mexico, and Malaysia are allegedly circumventing anti-dumping orders.

Anti-Dumping and Countervailing Orders on Steel Wire Rod Imports. Expedited sunset reviews by the ITC are currently being conducted on imports of steel wire rod from Brazil, Indonesia, Mexico, Moldova and Trinidad & Tobago. The current anti-dumping and countervailing duty orders range from 3% to 369%. If the ITC and DOC rule favorably, the duties will be extended another five years. Also, through August 2030, imports of steel wire rod from China are covered by antidumping and countervailing duties ranging from 106% to 193%. Additionally, through August 2028, antidumping and countervailing duty orders are in place on steel wire rod from Belarus, Italy, Korea, Russia, South Africa, Spain, Turkey, Ukraine, United Arab Emirates, and the United Kingdom ranging from less than 1% to 757%.

See Item 3. Legal Proceedings on page 30 for more information.

If any of the foregoing existing or future antidumping and countervailing duties are overturned on appeal or not extended beyond their current terms and dumping and/or subsidization recurs, or manufacturers in the subject countries continue to circumvent the existing duties through transshipment in other jurisdictions or otherwise, our market share, sales, profit margins, and earnings have been, and could continue to be, adversely affected.

Insurance Gain

In the third quarter of 2025, a fire damaged and destroyed equipment and machinery that had been stored in a leased location for the Bedding Products segment. The claim was approved by our insurance carriers and finalized in December 2025. Insurance proceeds of $45 million were received in 2025, with an additional $2 million received in January 2026, resulting in a net $35 million gain.

Pension Settlement

In November 2025, we liquidated our most significant defined benefit plan through the distribution of plan assets and transfer of benefit obligations to an unrelated third-party insurance company. In connection, non-cash settlement charges of $22 million and $1 million were recorded for the years ended December 31, 2025 and 2024, respectively, and an employer contribution of $6 million was made in the fourth quarter of 2025. At December 31, 2025, the remaining net liability for this plan was $1 million and is expected to be fully settled by mid-2026. For more information on the pension settlement, see Note M to the Consolidated Financial Statements on page 110.

RESULTS OF OPERATIONS—2025 vs. 2024

Consolidated Results

The following table shows the changes in sales and earnings during 2025 and identifies the major factors contributing to the changes from prior year.

(Dollar amounts in millions, except per share data)	Amount	%
Net trade sales:		
Year ended December 31, 2024	$ 4,384	
Divestitures	(86)	(2)%
2024 sales excluding divestitures	4,298	
Approximate volume declines	(278)	(6)
Approximate raw material-related deflation and currency impact	35	1
Year ended December 31, 2025	$ 4,055	(7)%
Earnings:		
(Dollar amounts, net of tax)		
Year ended December 31, 2024	$ (511)	
Non-recurring 2024 goodwill impairment	634	
2025 gain on sale of Aerospace Products Group	85	
Increased net gain from insurance proceeds in 2025 related to a storage facility fire versus 2024 related to tornado damage	25	
Decreased 2025 restructuring, restructuring-related, and impairment charges versus 2024	11	
2025 pension settlement	(11)	
Non-recurring 2024 CEO transition costs	4	
Reduced 2025 special tax item versus 2024	3	
2025 Somnigroup unsolicited offer evaluation costs	(3)	
Offsetting 2024 and 2025 net real estate gains	(1)	
Other items, primarily lower volume, partially offset by metal margin expansion and restructuring benefit	1	
Year ended December 31, 2025	$ 235	
2024 Earnings (Loss) Per Diluted Share	$ (3.73)	
2025 Earnings (Loss) Per Diluted Share	$ 1.69	

Full-year trade sales decreased 7%, to $4.06 billion. Divestitures reduced sales 2%. Organic sales decreased 5%, with volume declines of 6% partially offset by raw material-related selling price increases and currency benefit of 1%.

Earnings decreased as a result of the items listed in the above table. The special tax item in 2025 was an expense of $2 million related to U.S. corporate income tax law changes. The expense in 2024 was $5 million and is associated with a deferred tax asset valuation allowance related to a 2022 acquisition in our Specialized Products segment.

Interest and Income Taxes

Net interest expense in 2025 was $13 million less than 2024 primarily due to lower average net debt levels in 2025 versus 2024.

Our tax rate is determined by a combination of items, including the impact of discrete tax items that may occur. We utilize prudent tax planning strategies for opportunities to optimize our tax rate, but other factors, such as our overall profitability, the mix and level of earnings among jurisdictions, the type of income earned, business acquisitions and dispositions, the impact of tax audits, and the effect of tax law changes can also influence our rate.

Our worldwide effective income tax rate was approximately 19% in 2025 and 0% in 2024. Significant factors impacting our rate for each year are identified below.

In 2025, the U.S. statutory federal income tax rate of 21% was favorably impacted by 6% due to beneficial tax impacts from the Aerospace Products Group divestiture (see Note S) and 2% related to the non-cash settlement charges associated with the termination and liquidation of one of our domestic defined benefit plans (see Note M). Offsetting adverse impacts were 4% related to foreign withholding taxes, 1% related to the enactment of Public Law 119-21, as discussed below, and 1% related to other less significant items.

In 2024, the U.S. statutory federal income tax rate of 21% (which resulted in a tax benefit due to taxable loss) was adversely impacted by 20% due to non-deductible tax effects from goodwill impairment charges, 2% related to foreign withholding taxes, and 1% related to a change in valuation allowance from a 2022 acquisition in our Specialized Products segment. An offsetting favorable impact of 2% was related to other less significant items.

On July 4, 2025, President Trump signed Public Law 119-21 (also known as the "One Big Beautiful Bill"), which includes changes to the U.S. corporate income tax system, such as modifications to the limitation of interest deductibility, the reinstatement of 100% bonus depreciation, and the allowable immediate expensing of qualifying research and experimentation expenses. In addition, other U.S. corporate tax changes embodied in the legislation, including certain modifications to the international tax system, will be effective in 2026.

See Note O on page 114 of the Notes to Consolidated Financial Statements for additional details.

Segment Results

In the following section we discuss 2025 sales and EBIT (earnings before interest and taxes) for each of our segments. We provide additional detail about segment results in Note C on page 88 of the Notes to Consolidated Financial Statements. We use EBIT to assess operational performance, and it is useful to investors as it aids in understanding of underlying operational profitability.

(Dollar amounts in millions)	2025	2024	Change in Sales $	Change in Sales %	% Change Organic Sales [1]
Trade sales					
Bedding Products	$ 1,558.4	$ 1,751.7	$ (193.3)	(11.0%)	(10.4%)
Specialized Products	1,122.4	1,239.1	(116.7)	(9.4)	(4.1)
Furniture, Flooring & Textile Products	1,374.3	1,392.8	(18.5)	(1.3)	(1.0)
Total trade sales	$ 4,055.1	$ 4,383.6	$ (328.5)	(7.5%)	(5.5%)

	2025	2024	Change in EBIT $	Change in EBIT %	EBIT Margins 2025	EBIT Margins 2024
EBIT						
Bedding Products	$ 98.7	$ (549.0)	$ 647.7	118.0%	6.3%	(31.3%)
Specialized Products	204.3	64.4	139.9	217.2	18.2	5.2
Furniture, Flooring & Textile Products	78.6	58.2	20.4	35.1	5.7	4.2
Intersegment eliminations & other	(25.6)	(3.5)	(22.1)			
Total EBIT [2]	$ 356.0	$ (429.9)	$ 785.9	182.8%	8.8%	(9.8%)

	2025	2024
Depreciation and amortization		
Bedding Products	$ 55.1	$ 59.0
Specialized Products	34.7	43.0
Furniture, Flooring & Textile Products	18.3	21.7
Unallocated [3]	14.3	12.3
Total depreciation and amortization	$ 122.4	$ 136.0

[1] This is the change in sales not attributable to acquisitions or divestitures in the last 12 months. Refer to the respective segment discussion below for a reconciliation of the change in total segment sales to organic sales.

[2] Total 2025 EBIT of $356.0 million less interest expense net of interest income of $66.3 million and income tax of $54.3 million equals 2025 Net earnings (loss) of $235.4 million. Total 2024 EBIT of $(429.9) million less interest expense net of interest income of $79.3 million and income tax of $2.2 million equals 2024 Net earnings (loss) of $(511.4) million.

[3] Unallocated consists primarily of depreciation and amortization of non-operating assets.

Bedding Products

Trade sales decreased 11%. The divestiture of a small U.S. machinery business that was part of the 2024 Plan reduced sales 1%. Organic sales were down 10%. Volume declines of 12% were primarily due to sales weakness at a certain customer and retailer merchandising changes in Adjustable Bed and Specialty Foam, demand softness in U.S. and European bedding markets, restructuring-related sales attrition, and the exit of a customer in Specialty Foam, partially offset by higher trade rod and wire sales. Raw material-related selling price increases and currency benefit added 2% to sales.

EBIT increased $648 million, primarily due to the year-over-year changes from the items listed below, as well as metal margin expansion, restructuring benefit, favorable sales mix in Steel Rod and U.S. Spring, and operational efficiency improvements in Specialty Foam. These increases were partially offset by lower volume.

(Income)/expense (Dollar amounts in millions)	2025	2024
Net gain from insurance proceeds	$ (35)	$ —
Gain on sale of real estate	(22)	(31)
Restructuring, restructuring-related, and impairment charges	26	37
Goodwill impairment	—	588
Total	$ (31)	$ 594

Specialized Products

Trade sales decreased 9%. The divestiture of the Aerospace Products Group reduced sales 5%. Organic sales decreased 4%. Volume decreased 5% from declines in Automotive and Hydraulic Cylinders partially offset by growth in Aerospace in the first half of the year. Raw material-related selling price increases and currency benefit added 1% to sales.

EBIT increased $140 million, primarily due to the year-over-year changes from the items listed below, as well as pricing actions, operational efficiency improvements, and restructuring benefit, partially offset by lower volume and earnings associated with the divested Aerospace business.

(Income)/expense (Dollar amounts in millions)	2025	2024
Gain on sale of Aerospace Products Group	$ (91)	$ —
Gain on sale of real estate	(2)	—
Restructuring, restructuring-related, and impairment charges	8	10
Goodwill impairment	—	44
Total	$ (85)	$ 54

Furniture, Flooring & Textile Products

Trade sales decreased 1%. The divestiture of a small Work Furniture operation reduced sales less than 1%. Organic sales were down 1%. Volume was flat year over year from demand softness in Home Furniture and Flooring offset by growth in Textiles and Work Furniture. Raw material-related selling price decreases, net of currency benefit, reduced sales 1%.

EBIT increased $20 million, primarily due to the year-over-year changes from the items listed below, partially offset by pricing adjustments, currency impact, start-up costs associated with a new Home Furniture facility in Vietnam, and the aggregate of other smaller items.

(Income)/expense (Dollar amounts in millions)	2025	2024
Gain on sale of real estate	$ (6)	$ —
Net gain from insurance proceeds	—	(2)
Restructuring, restructuring-related, and impairment charges	3	2
Goodwill impairment	—	44
Total	$ (3)	$ 44

RESULTS OF OPERATIONS—2024 vs. 2023

Consolidated Results

The following table shows the changes in sales and earnings during 2024, and identifies the major factors contributing to the changes from prior year.

(Dollar amounts in millions, except per share data)	Amount	%
Net trade sales:		
Year ended December 31, 2023	$ 4,725	
Approximate volume declines	(205)	(4)%
Approximate raw material-related deflation	(136)	(3)
Year ended December 31, 2024	$ 4,384	(7%)
Earnings:		
(Dollar amounts, net of tax)		
Year ended December 31, 2023	$ (137)	
2024 goodwill impairment	(634)	
Non-recurring 2023 long-lived asset impairment	341	
2024 restructuring, restructuring-related, and impairment charges	(38)	
Offsetting 2023 and 2024 net real estate gains	15	
Offsetting 2023 and 2024 net gain from insurance proceeds from tornado damage	(5)	
2024 CEO transition costs	(4)	
Special tax item	(5)	
Other items, primarily lower volume and unfavorable sales mix, raw material-related pricing adjustments, metal margin compression, and higher expenses (bad debt, medical, etc.)	(45)	
Year ended December 31, 2024	$ (512)	
2023 Earnings (Loss) Per Diluted Shares	$ (1.00)	
2024 Earnings (Loss) Per Diluted Share	$ (3.73)	

Full-year trade sales decreased 7%, to $4.38 billion. Organic sales decreased 7%, with volume declines of 4% and raw material-related price decreases of 3%.

Earnings decreased as a result of the items listed in the above table. The special tax item is associated with a deferred tax asset valuation allowance related to a 2022 acquisition in our Specialized Products segment.

Interest and Income Taxes

Net interest expense in 2024 was lower by $4 million compared to 2023. Interest rates on borrowings were higher, reflecting the effect of the retirement of our $300 million Senior Notes in the fourth quarter of 2024 paid with commercial paper, but were more than offset by lower outstanding balances due to our deleveraging efforts.

Our worldwide effective income tax rate was approximately 0% in 2024 and 21% in 2023. The following table reflects how our effective income tax rate differs from the statutory federal income tax rate. See Note O on page 114 of the Notes to Consolidated Financial Statements for additional details.

	Year Ended December 31	
	2024	2023
Statutory federal income tax rate	21.0%	21.0%
Increases (decreases) in rate resulting from:		
State taxes, net of federal benefit	.1	.2
Tax effect of foreign operations	.8	(1.4)
Global intangible low-taxed income	(.4)	(1.5)
Current and deferred foreign withholding taxes	(1.9)	(7.3)
Goodwill and long-lived asset impairments	(19.5)	5.4
Stock-based compensation	(.2)	.1
Change in valuation allowance	(1.3)	(.4)
Change in uncertain tax positions, net	(.1)	(.3)
Other permanent differences, net	1.1	3.9
Other, net	—	1.4
Effective tax rate	(.4%)	21.1%

Form 10-K

Segment Results

In the following section we discuss 2024 sales and EBIT for each of our segments. We provide additional detail about segment results in Note C on page 88 of the Notes to Consolidated Financial Statements. We use EBIT to assess operational performance, and it is useful to investors as it aids in understanding of underlying operational profitability.

			Change in Sales		% Change Organic
(Dollar amounts in millions)	**2024**	**2023**	**$**	**%**	**Sales [1]**
Trade sales					
Bedding Products	$ 1,751.7	$ 1,964.7	$ (213.0)	(10.8%)	(10.8%)
Specialized Products	1,239.1	1,279.8	(40.7)	(3.2)	(3.2)
Furniture, Flooring & Textile Products	1,392.8	1,480.8	(88.0)	(5.9)	(5.9)
Total trade sales	$ 4,383.6	$ 4,725.3	$ (341.7)	(7.2%)	(7.2%)

			Change in EBIT		EBIT Margins	
	2024	**2023**	**$**	**%**	**2024**	**2023**
EBIT						
Bedding Products	$ (549.0)	$ (344.2)	$ (204.8)	(59.5%)	(31.3%)	(17.5%)
Specialized Products	64.4	125.0	(60.6)	(48.5)	5.2	9.8
Furniture, Flooring & Textile Products	58.2	128.6	(70.4)	(54.7)	4.2	8.7
Intersegment eliminations & other	(3.5)	.2	(3.7)			
Total EBIT [2]	$ (429.9)	$ (90.4)	$ (339.5)	(375.6%)	(9.8%)	(1.9%)

	2024	**2023**
Depreciation and amortization		
Bedding Products	$ 59.0	$ 103.9
Specialized Products	43.0	41.1
Furniture, Flooring & Textile Products	21.7	22.5
Unallocated [3]	12.3	12.4
Total depreciation and amortization	$ 136.0	$ 179.9

[1] This is the change in sales not attributable to acquisitions or divestitures in the last 12 months.

[2] Total 2024 EBIT of $(429.9) million less interest expense net of interest income of $79.3 million and income tax of $2.2 million equals 2024 Net earnings (loss) of $(511.4) million. Total 2023 EBIT of $(90.4) million less interest expense net of interest income of $83.0 million and income tax of $(36.6) million equals 2023 Net earnings (loss) of $(136.8) million.

[3] Unallocated consists primarily of depreciation and amortization of non-operating assets.

Bedding Products

Trade sales decreased 11%. Organic sales were down 11%, from volume declines of 6%, primarily due to demand softness in U.S. and European bedding markets and the expected exit of a customer in Specialty Foam, partially offset by higher trade rod sales. Raw material-related selling price decreases reduced sales 5%.

EBIT decreased $205 million, primarily due to the year-over-year changes from the items listed below, as well as raw material-related pricing adjustments, unfavorable sales mix in Steel Rod and Specialty Foam, metal margin compression, lower volume, and other expense items such as higher bad det reserves and increased inventory write-downs/reserves, partially offset by lower amortization expense due to the 2023 long-lived asset impairment, restructuring benefit, and operational efficiency improvements in Specialty Foam.

(Income)/expense (Dollar amounts in millions)	2024	2023
Gain on sale of real estate	$ (31)	$ (5)
Net gain from insurance proceeds	—	(2)
Goodwill impairment	588	—
Restructuring, restructuring-related, and impairment charges	37	—
Long-lived asset impairment	—	444
Total	$ 594	$ 437

Specialized Products

Trade sales decreased 3%. Organic sales decreased 3%. Volume decreased 3% with soft demand in the second half of the year in Automotive and Hydraulic Cylinders partially offset by strong demand in Aerospace. Raw material-related price increases were offset by currency impact.

EBIT decreased $61 million, primarily due to the year-over-year changes from the items listed below, as well as lower volume and less benefit from a reduction to a contingent purchase price liability associated with a prior year acquisition, partially offset by disciplined cost management and operational efficiency improvements.

(Income)/expense (Dollar amounts in millions)	2024	2023
Goodwill impairment	$ 44	$ —
Restructuring, restructuring-related, and impairment charges	10	—
Total	$ 54	$ —

Furniture, Flooring & Textile Products

Trade sales decreased 6%. Organic sales were down 6%. Volume decreased 3% with continued weak demand in residential end markets and demand softness in Geo Components through the third quarter. Raw material-related selling price decreases reduced sales 3%.

EBIT decreased $70 million, primarily due to the year-over-year changes from the items listed below and lower volume.

(Income)/expense (Dollar amounts in millions)	2024	2023
Net gain from insurance proceeds	$ (2)	$ (7)
Gain on sale of real estate	—	(6)
Goodwill impairment	44	—
Restructuring, restructuring-related, and impairment charges	2	—
Total	$ 44	$ (13)

LIQUIDITY AND CAPITALIZATION

Liquidity

Sources of Cash

Cash on Hand

At December 31, 2025, we had cash and cash equivalents of $587 million primarily invested in interest-bearing bank accounts and in bank time deposits with original maturities of three months or less. A substantial majority of these funds are held in the international accounts of our foreign operations.

If we were to bring back immediately all our foreign cash to the United States in the form of dividends, we would pay foreign withholding taxes of approximately $29 million. Due to capital requirements in various jurisdictions, $101 million of this cash was inaccessible for repatriation at year end. Inaccessible cash balances can fluctuate from quarter to quarter based on the amount of foreign distributable profits available and the variability of our foreign cash balances.

Cash from Operations

The primary source of funds for our short-term cash requirements is our cash generated from operating activities. Earnings and changes in working capital levels are the two factors that generally have the greatest impact on our cash from operations.


Cash From Operations
(millions of dollars)
500
400
300
200
100
0
497
306
338
2023
2024
2025

Cash from operations increased $32.5 million in 2025, driven primarily by working capital improvements.

We ended 2025 with working capital at 25.8% and adjusted working capital at 11.6% of annualized sales.[1] The table below explains this non-GAAP calculation. We eliminate cash, current debt maturities, and the current portion of operating lease liabilities from working capital to monitor our operating efficiency and performance related to trade receivables, inventories, and accounts payable. We believe this provides a more useful measurement to investors since cash and current maturities can fluctuate significantly from period to period. As discussed in Cash on Hand on page 51, a substantial majority of these funds are held by international operations and may not be immediately accessible.

(Dollar amounts in millions)	2025	2024
Current assets	$ 1,743.6	$ 1,690.5
Current liabilities	775.0	846.4
Working capital	968.6	844.1
Cash and cash equivalents	587.4	350.2
Current debt maturities and current portion of operating lease liabilities	53.0	54.7
Adjusted working capital	$ 434.2	$ 548.6
Annualized sales [1]	$ 3,754.4	$ 4,225.6
Working capital as a percent of annualized sales	25.8%	20.0%
Adjusted working capital as a percent of annualized sales	11.6%	13.0%

[1] Annualized sales equal fourth quarter sales ($938.6 million in 2025 and $1,056.4 million in 2024) multiplied by 4. We believe measuring our working capital against this sales metric is more useful, since efficient management of working capital includes adjusting those net asset levels to reflect current business volume.

Three Primary Components of our Working Capital

	Amount (in millions)				Days		
	2025	2024	2023		2025	2024	2023
Trade Receivables	$ 433.7	$ 503.0	$ 564.9	**DSO** [1]	42	44	45
Inventories	$ 622.6	$ 722.6	$ 819.7	**DIO** [2]	74	77	81
Accounts Payable	$ 466.6	$ 497.7	$ 536.2	**DPO** [3]	53	52	50

[1] Days sales outstanding: ((beginning of year trade receivables + end of year trade receivables) ÷ 2) ÷ (net trade sales ÷ number of days in the period)

[2] Days inventory on hand: ((beginning of year inventory + end of year inventory) ÷ 2) ÷ (cost of goods sold ÷ number of days in the period)

[3] Days payables outstanding: ((beginning of year accounts payable + end of year accounts payable) ÷ 2) ÷ (cost of goods sold ÷ number of days in the period)

We continue to monitor all elements of working capital in order to optimize cash flow.

On August 29, 2025, we divested our Aerospace Products Group, as discussed in Note S to the Consolidated Financial Statements on page 121. Due to the divestiture, as of August 29, 2025, trade receivables decreased $23 million, inventories decreased $68 million, and accounts payable decreased $15 million. As a result, our DSO and DPO decreased by approximately two days and DIO decreased by seven days due to the long lead times typical in the aerospace industry.

Trade Receivables - Our trade receivables decreased by $69 million at December 31, 2025 compared to the prior year, and our DSO has been relatively consistent the last three years. The decrease in accounts receivable was primarily due to the Aerospace Products Group divestiture and demand softness, partially offset by currency impacts.

We recorded bad debt expense of $7 million during 2025 and $6 million during 2024. Weak demand and changing market dynamics have created disruption and financial instability for some of our customers, particularly in the Bedding Products segment. Recently, we have seen slower payment trends among certain customers, and we are actively managing and maintaining close oversight of these receivables. We monitor our receivables closely and make reserve decisions based upon individual customer risk reviews, aging of customer accounts, historical loss experience, and general macroeconomic and industry trends that could impact the expected collectability of all customers or pools of customers with similar risk.

Inventories - Our inventories decreased by $100 million at December 31, 2025 compared to the prior year, and our DIO decreased during 2025 primarily due to the Aerospace Products Group divestiture and inventory reductions to align with demand softness, partially offset by inflation and currency impacts.

We continuously monitor our slower-moving and potentially obsolete inventory through reports on inventory quantities compared to usage within the previous 12 months. We also monitor potential inventory implications for customers experiencing financial challenges which may impact their ability to take delivery of previously ordered inventory. When potential inventory obsolescence is indicated by these controls, we will take charges for write-downs to maintain an adequate level of reserves. Write-down of inventories were $13 million, $36 million, and $9 million during 2025, 2024, and 2023, respectively. Reserves increased in 2024 primarily due to 2024 Restructuring Plan impacts and write-downs of selected products primarily in our Bedding Products segment.

Accounts Payable - Our accounts payable decreased by $31 million at December 31, 2025 compared to the prior year and our DPO has been relatively consistent in the last three years. The 2025 accounts payable decrease was primarily related to the Aerospace Products group divestiture and lower purchasing volumes due to demand softness, partially offset by timing of payments and currency impacts. The 2024 accounts payable decrease was related to lower purchasing volumes due to softening demand and efforts to lower inventory levels, partially offset by timing of payments. We continue to look for ways to establish and maintain favorable payment terms through purchasing synergies and also utilize third-party services that offer flexibility to our vendors, which, in turn, helps us manage our DPO as discussed below.

Accounts Receivable and Accounts Payable Programs - We participate in trade receivables sales programs in combination with third-party banking institutions and certain customers. Under each of these programs, we sell our entire interest in the trade receivable for 100% of face value, less a discount. Because control of the sold receivable is transferred to the buyer at the time of sale, accounts receivable balances sold are removed from the Consolidated Balance Sheets, and the related proceeds are reported as cash provided by operating activities in the Consolidated Statements of Cash Flows. Approximately $45 million of trade receivables were sold and removed from our Consolidated Balance Sheets at both December 31, 2025 and 2024. These sales reduced our quarterly DSO by roughly four days at both December 31, 2025 and 2024. There was no operating cash flow impact for December 31, 2025. The impact to operating cash flow was an approximate $15 million decrease in December 31, 2024.

For accounts payable, we occasionally utilize third-party programs that allow our suppliers to be paid earlier at a discount. While we continue to make payments based on our customary terms, a supplier can elect to take payment from a third party earlier with a discount, and in that case, we pay the third party on the original due date of the invoice. Contracts with our suppliers are negotiated independently of supplier participation in the programs, and we cannot increase payment terms pursuant to the programs. As such, there is no direct impact on our DPO, accounts payable, operating cash flows, or liquidity. The accounts payable settled through the third-party programs, which remain on our Consolidated Balance Sheets, were approximately $115 million and $120 million at December 31, 2025 and 2024, respectively.

The above items encompass multiple individual programs that are utilized as tools in our cash flow management, and we offer them as options to facilitate customer and vendor operating cycles. Because many of these programs operate independently, and a cessation of all these programs at the same time is not reasonably likely, we do not expect changes in these programs to have a material impact on our operating cash flows or liquidity.

Mexico Value-Added Taxes (VAT) Recoverable - We are subject to VAT in various jurisdictions. Where we are entitled to a refund of the VAT we have paid, we submit claims to the government authorities and establish receivables for these claims. As of December 31, 2024, we had outstanding Mexico VAT receivables of $35 million, primarily due to delays in processing refunds by the local tax authorities. Refunds received during 2025 reduced this receivable to $2 million at December 31, 2025. To mitigate the impact of future VAT outflows in Mexico, we obtained a temporary tax exemption in 2025 for one of our primary Mexico entities, thereby improving cash flow and reducing the need to submit refund claims.

Commercial Paper Program

Another source of funds for our short-term cash requirements is our $1.0 billion commercial paper program. As of December 31, 2025, we had $709 million available under the program. For more information on our commercial paper program, see Commercial Paper Program on page 57.

Credit Facility

Our credit facility is a multi-currency facility providing us the ability, from time to time, to borrow, repay, and re-borrow up to $1.0 billion until the maturity date, at which time our ability to borrow under the facility will terminate. The credit facility matures in July 2030. Currently, there are no borrowings under the credit facility. For more information on our credit facility, see Credit Facility on page 58, and Note J on page 101 of the Notes to Consolidated Financial Statements.

Capital Markets

Our cost of borrowing and ability to access the capital markets are affected by market conditions and the credit ratings assigned to our debt. While we believe that we have the ability to raise debt in the capital markets which acts as a source of funding of long-term cash requirements, a downgrade of our credit rating could limit our access to the capital markets and result in increased borrowing costs. Currently, we have $1.5 billion of total debt outstanding in equal tranches maturing in 2027, 2029, and 2051. For more information, please see Long-Term Debt on page 58, and Note J on page 101 of the Notes to Consolidated Financial Statements.

Uses of Cash

We reduced debt during 2025 using a combination of Aerospace divestiture proceeds, cash from operations, and real estate sales. In the near term, we anticipate applying most of our cash flow from operations to reduce net debt, while also pursuing opportunities for share repurchases and small strategic acquisitions as conditions allow. In the longer term, we expect to use cash to grow our business, both organically and through strategic acquisitions, while also returning cash to shareholders through share repurchases and dividends.

Capital Expenditures


Capital Expenditures
(millions of dollars)
125
100
75
50
25
0
114
82
57
2023
2024
2025

Total capital expenditures in 2025 were $57 million, lower than previous years, primarily due to the execution of the 2024 Restructuring Plan and the delay of some projects into 2026 due to operational priorities and tariff considerations. We expect capital expenditures of $100 million to $115 million in 2026, primarily driven by normal maintenance and growth, projects delayed from 2025, and the replacement of equipment lost in a storage facility fire within our Bedding Products segment. These expenditures are expected to include investments to support expansion in businesses and product lines where sales are profitably growing, maintenance, efficiency improvements, and system enhancements.

For the periods covered, our employee incentive plans emphasized returns on capital, including capital expenditures and working capital. This emphasis focuses our management on asset utilization and helps ensure that we are investing additional capital dollars where attractive return potential exists.

Dividends


Dividends Paid
(millions of dollars)
250
200
150
100
50
0
239
136
27
2023
2024
2025


Dividends Declared
(dollars per share)
2.00
1.50
1.00
0.50
0.00
1.82
0.61
.20
2023
2024
2025

Form 10-K

In 2025, we paid quarterly dividends of $.05 per share. In the last two quarters of 2024, we paid a quarterly dividend of $.05 per share compared to $.46 per share in the last two quarters of 2023. The decision to reduce the dividend was made following a thorough evaluation by the Board and our management team. This action frees up capital to accelerate the deleveraging of our balance sheet and solidify our long-held financial strength.

Share Repurchases

We have been authorized by the Board to repurchase up to 10 million shares each calendar year, but we have established no specific repurchase commitment or timetable. The amount of future repurchases is dependent upon the price of the stock, the amount of discretionary cash flow generated by the Company, alternative uses for the cash (including organic growth opportunities and acquisitions) and other factors. We expect share repurchases to offset share issuances, resulting in minimal dilution in 2026.

During the last three years, we repurchased a total of 1 million shares of our stock and issued 4 million shares through employee benefit plans. Our net share repurchases were $6 million, $5 million, and $2 million in 2023, 2024, and 2025, respectively. In 2025, we repurchased .3 million shares (at an average price of $9.80) and issued 1 million shares.

Acquisitions

We seek acquisitions that add capabilities in our businesses. We expect all acquisitions to have a clear strategic rationale, a sustainable competitive advantage, a strong fit with the Company, and be in attractive and growing markets. No businesses were acquired in the last three years.

Short-Term and Long-Term Cash Requirements

In addition to the expected uses of cash discussed above, we have various material short-term (12 months or less) and long-term (more than 12 months) cash requirements as of December 31, 2025 as listed below:

Cash Requirements	Short-Term	Long-Term
(Dollar amounts in millions)		
Current and long-term debt, excluding finance leases [1]	$ —	$ 1,494
Operating and finance leases [2]	58	114
Purchase obligations [3]	281	5
Interest payments [4]	57	508

[1] The long-term debt presented above could be accelerated if we were not able to make the principal and interest payments when due. See Note J on page 101 in the Notes to Consolidated Financial Statements for more information regarding scheduled maturities of our long-term debt.

[2] See Note K on page 103 in the Notes to Consolidated Financial Statements for additional information on leases.

[3] Purchase obligations primarily include open short-term (30-120 days) purchase orders that arise in the normal course of operating our facilities.

[4] Interest payments assume debt outstanding remains constant with amounts at December 31, 2025 and at rates in effect at the end of the year.

See Note I on page 101 of the Notes to Consolidated Financial Statements for details regarding deferred income taxes, other reserves for tax contingencies, accrued expenses, and other liabilities reflected on our Consolidated Balance Sheets.

Capitalization

Capitalization Table

This table presents key debt and capitalization statistics at the end of the three most recent years:

(Dollar amounts in millions)	2025	2024	2023
Total debt excluding credit facility/commercial paper	$ 1,497.7	$ 1,496.1	$ 1,801.6
Less: Current maturities of long-term debt and short-term debt	1.5	1.3	308.0
Scheduled maturities of long-term debt	1,496.2	1,494.8	1,493.6
Average interest rates [1]	*3.8%*	*3.8%*	*3.8%*
Average maturities in years [1]	*10.4*	*11.4*	*10.5*
Credit facility/commercial paper [2]	—	368.0	186.0
Weighted average interest rate on year-end balance	*—%*	*5.1%*	*5.6%*
Average interest rate during the year	*5.0%*	*5.6%*	*5.2%*
Total long-term debt	1,496.2	1,862.8	1,679.6
Deferred income taxes and other liabilities	242.6	262.2	358.3
Total equity	1,022.6	690.2	1,334.0
Total capitalization	$ 2,761.4	$ 2,815.2	$ 3,371.9
Unused committed credit: [2]			
Long-term	$ 1,000.0	$ 832.0	$ 1,014.0
Short-term	—	—	—
Total unused committed credit	$ 1,000.0	$ 832.0	$ 1,014.0
Cash and cash equivalents	$ 587.4	$ 350.2	$ 365.5

[1] These rates include current maturities, but exclude commercial paper to reflect the averages of outstanding debt with scheduled maturities.

[2] The unused committed credit amount is based on our revolving credit facility and commercial paper program which, at year-end 2024 and 2025, had a total authorized program amount of $1.2 billion and $1.0 billion, respectively. However, our borrowing capacity is limited by covenants to our credit facility. Reference is made to the discussion under Commercial Paper Program below on page 57 and Credit Facility on page 58 for more details about our borrowing capacity at December 31, 2025.

Commercial Paper Program

Details of our commercial paper program at December 31 are presented in the table below:

(Dollar amounts in millions)	2025	2024	2023
Total authorized program	$ 1,000.0	$ 1,200.0	$ 1,200.0
Commercial paper outstanding (classified as long-term debt)	—	368.0	186.0
Letters of credit issued under the credit agreement	—	—	—
Amount limited by restrictive covenants of credit facility [1]	291.0	388.8	682.1
Total program available	$ 709.0	$ 443.2	$ 331.9

[1] Our borrowing capacity is limited by covenants in our credit facility. Reference is made to the discussion under Credit Facility on page 58 for more details about our borrowing capacity at December 31, 2025.

The average and maximum amounts of commercial paper outstanding during 2025 were $292 million and $518 million, respectively. During the fourth quarter, the average and maximum amounts outstanding were $3 million and $26 million, respectively. At year end, we had no letters of credit outstanding under the credit facility, but we had issued $93 million of stand-by letters of credit under other bank agreements to take advantage of better pricing.

Over the long term, and subject to our credit ratings, market conditions, capital needs, and alternative capital market opportunities, we may borrow under the commercial paper program. We view the notes as a source of long-term funds and have classified the borrowings under the commercial paper program as long-term borrowings on our balance sheet. We have the intent to roll over such obligations on a long-term basis and have the ability to refinance these borrowings on a long-term basis as evidenced by our amended revolving credit facility maturing in July 2030 discussed below in Credit Facility.

The Company has multiple credit rating agencies that provide ratings of our short- and long-term debt. In the past, rating downgrades have resulted in, and could continue to result in, higher interest rates. Lower credit ratings could adversely affect our sources of borrowing and our financial arrangements, including access to the capital markets, commercial paper market, our lending agreements, and supply chain financing arrangements. If we are unable to meet our short-term borrowing needs in the commercial paper market, we may rely more heavily on bank debt to fund short-term working capital needs at higher interest costs.

Credit Facility

Our multi-currency credit facility was amended in July 2025 and matures on July 24, 2030. It provides us the ability, from time to time, subject to certain restrictive covenants and customary conditions, to borrow, repay, and re-borrow up to $1.0 billion (previous to the amendment was $1.2 billion). At December 31, 2025, we were in compliance with all of our debt covenants. Capitalized terms used in this section but not defined herein have the meanings set forth in the Credit Agreement.

Our credit facility contains restrictive covenants, which include: (a) a Leverage Ratio requiring us to maintain, as of the last day of each fiscal quarter, (i) Consolidated Funded Indebtedness minus the lesser of: (A) Unrestricted Cash, or (B) $750.0 million to (ii) Consolidated EBITDA for the four consecutive trailing quarters most recently ended on or prior to such date, such ratio not being greater than 3.50 to 1.00; provided however, subject to certain limitations, if we make a Material Acquisition, at our election, the maximum Leverage Ratio shall be 4.00 to 1.00 for the fiscal quarter during which such Material Acquisition is consummated and the next three consecutive fiscal quarters; (b) a limitation of the amount of total secured obligations to 15% of our total consolidated assets; and (c) a limitation on our ability to sell, lease, transfer, or dispose of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole (other than accounts receivable sold in a Permitted Securitization Transaction, products sold in the ordinary course of business and our ability to sell, lease, transfer, or dispose of any of our assets or the assets of one of our subsidiaries to us or one of our subsidiaries, as applicable) at any given point in time.

For more information about long-term debt, please see Note J on page 101 of the Notes to Consolidated Financial Statements.

Our credit facility serves as back-up for our commercial paper program. At December 31, 2025, we had no outstanding commercial paper and no borrowing under the credit facility. As our trailing 12-month Consolidated EBITDA, Unrestricted Cash, and debt levels change, our borrowing capacity increases or decreases. Based on our trailing 12-month Consolidated EBITDA, Unrestricted Cash, leverage ratio covenant of 3.50 to 1.00, and debt levels at December 31, 2025, our borrowing capacity under the credit facility was $709 million. However, this may not be indicative of the actual borrowing capacity moving forward, which may be materially different depending on our Consolidated EBITDA, Unrestricted Cash, and debt levels.

Long-Term Debt

Currently, we have $1.5 billion of total debt outstanding in equal tranches maturing in 2027, 2029, and 2051. We had no commercial paper borrowings at December 31, 2025. We anticipate lower average commercial paper borrowings in 2026 compared to 2025, and as a result, we expect to realize lower net interest expense in 2026. For more details on long-term debt, see Note J on page 101 of the Notes to Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. To do so, we must make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosures. If we used different estimates or judgments, our financial statements could change. Some of these changes could be significant. Our estimates are considered by management, at the time they are made, to be reasonable and appropriate. Estimates are adjusted for actual events as they occur.

Critical accounting estimates are those that are: (a) subject to uncertainty and change and (b) of material impact to our financial statements. Listed below are the estimates and judgments which we believe could have the most significant effect on our financial statements.

We provide additional details regarding our significant accounting policies in Note A on page 81 of the Notes to Consolidated Financial Statements.

Description	Judgments and Uncertainty	Changes in Estimate and Effect if Actual Results Differ from Assumptions
Goodwill		
Goodwill is assessed for impairment annually as of June 30 and as triggering events occur.	Goodwill is evaluated using a quantitative analysis at the reporting unit level, which is one level below our operating segments. Judgment is required in the quantitative analysis. We estimate fair value using a combination of: (a) A discounted cash flow model that contains uncertainties related to the forecast of future results, as many outside economic and competitive factors can influence future performance as discussed in Note A on page 81 of the Notes to Consolidated Financial Statements. (b) A market approach, using price to earnings ratios for comparable publicly traded companies that operate in the same or similar industry and with characteristics similar to the reporting unit.	We had no goodwill impairments in 2025 and 2023. In 2024, we had total goodwill impairments of $676 million. All reporting units had fair values in excess of carrying value of less than 100% in 2025 as discussed in Note F on page 97 of the Notes to Consolidated Financial Statements. At December 31, 2025, we had $751 million of goodwill. Information regarding material assumptions used to determine if a goodwill impairment exists can be found in Note A on page 81 and Note F on page 97 of the Notes to Consolidated Financial Statements. Our assumptions are based on our current business strategy in light of present industry and economic conditions, as well as future expectations. If we are not able to achieve projected performance levels, future non-cash impairments could be possible. For additional information regarding uncertainties, see discussions in Goodwill and Long-Lived Asset Impairment Testing starting on page 37.

Description	Judgments and Uncertainty	Changes in Estimate and Effect if Actual Results Differ from Assumptions
Other Long-Lived Assets Other long-lived assets are tested for recoverability at year end and whenever events or circumstances indicate the carrying value may not be recoverable. For other long-lived assets we estimate fair value at the lowest level where cash flows can be measured.	Impairments of other long-lived assets usually occur when industry trends reduce our forecasted sales and earnings, major restructuring activities take place, or we decide to discontinue selected products. Our impairment assessments have uncertainties because they require estimates of future cash flows to determine if undiscounted cash flows are sufficient to recover carrying values of these assets. For assets where undiscounted cash flows are not expected to recover carrying value, fair value is estimated using discounted cash flow models for intangibles and right-of-use assets or estimated replacement cost for fixed assets.	We had $19 million of non-cash pretax impairment charges in 2025, all of which were associated with the 2024 Restructuring Plan. In 2024, we had non-cash pretax impairment charges of $6 million, with $4 million related to the 2024 Restructuring Plan. We had a triggering event to review long-lived assets for impairment late in the fourth quarter of 2023, which resulted in non-cash pretax impairment charges of $444 million in our Bedding Products segment. For additional information, see Note F on page 97 of the Notes to Consolidated Financial Statements and Goodwill and Long-Lived Asset Impairment Testing starting on page 37. At December 31, 2025, net property, plant and equipment was $664 million, net intangible assets (other than goodwill) were $91 million, and operating lease right-of-use assets were $138 million.
Inventory Reserves We reduce the carrying value of inventories to reflect an estimate of net realizable value for slow-moving (i.e., not selling very quickly) and obsolete inventory. Generally, a reserve is required when we have more than a 12-month supply of the product. The calculation also uses an estimate of the ultimate recoverability of items identified as slow-moving, based upon historical experience. If we had no sales of a given product for 12 months, those items are generally deemed to be obsolete with no value and are written down completely.	Our inventory reserve contains uncertainties because the calculation requires management to make assumptions about the value of products that are obsolete or slow-moving. Purchases of inventories in excess of quantities ultimately sold and/or changes in customer behavior and requirements can cause inventory to become obsolete or slow-moving. Restructuring activity and decisions to narrow product offerings also impact the estimated net realizable value of inventories.	At December 31, 2025, the reserve for obsolete and slow-moving inventory was $42 million, approximately 7% of inventories. Our reserves at December 31, 2024 and December 31, 2023 were 8% and 6%, respectively. Write-down of inventories were $13 million, $36 million, and $9 million during 2025, 2024, and 2023, respectively. Reserves increased in 2024 primarily due to 2024 Restructuring Plan impacts and write-downs of selected products primarily in our Bedding Products segment. There have been no changes to our policies for establishing reserves, and as expected, we are moving closer to our historical obsolescence levels. For additional information, see discussions of our inventories in the working capital section starting on page 53.

Description	Judgments and Uncertainty	Changes in Estimate and Effect if Actual Results Differ from Assumptions
Income Taxes		
In the ordinary course of business, we must make estimates of the tax treatment of many transactions, even though the ultimate tax outcome may remain uncertain for some time. These estimates become part of the annual income tax expense reported in our financial statements. Subsequent to year end, we finalize our tax analysis and file income tax returns. Tax authorities periodically audit these income tax returns and examine our tax filing positions, including (among other things) the timing and amounts of deductions, and the allocation of income among tax jurisdictions. If necessary, we adjust income tax expense in our financial statements in the periods in which the actual outcome becomes more certain.	Our tax liability for unrecognized tax benefits contains uncertainties because management is required to make assumptions and to apply judgment to estimate the exposures related to our various filing positions. Our effective tax rate is also impacted by changes in tax laws, the current mix of earnings by taxing jurisdiction, and the results of current tax audits and assessments. At December 31, 2025 and 2024, we had $153 million and $148 million, respectively, of net deferred tax assets on our balance sheet. The ultimate realization of these deferred tax assets is dependent upon the amount, source, and timing of future taxable income. In cases where we believe it is more likely than not that we may not realize the future potential tax benefits, we establish a valuation allowance against them.	Changes in U.S. and foreign tax laws could impact assumptions related to the taxation and repatriation of certain foreign earnings. Reviews and audits by various taxing authorities, including China, continue as governments look for ways to raise additional revenue. Based upon past audit experience, we do not expect any material changes to our tax liability as a result of this audit activity; however, we could incur additional tax expense if we have audit adjustments higher than recent historical experience. We believe that appropriate valuation allowances have been recorded as necessary. However, if earnings expectations or other assumptions change such that additional valuation allowances are required, we could incur additional tax expense. Likewise, if fewer valuation allowances are needed, we could incur reduced tax expense.

CONTINGENCIES

Legal Contingencies

We are exposed to legal contingencies that, if realized, could have a material negative impact on our financial condition, results of operations, and cash flows.

Although we deny liability in all currently threatened or pending legal proceedings, we have recorded an immaterial aggregate contingency accrual in all three years (which does not include accrued expenses related to employment, workers' compensation, vehicle-related personal injury, product and general liability claims, taxation issues, and environmental matters). Based on current known facts, as of December 31, 2025, aggregate reasonably possible (but not probable, and therefore not accrued) losses in excess of the accruals for legal contingencies are estimated to be $26 million. If our assumptions or analyses regarding any of our contingencies are incorrect, or if facts change or future litigation arises, we could realize losses in excess of the recorded accruals (including losses in excess of the $26 million referenced above), which could have a material negative impact on our financial condition, results of operations, and cash flows.

For more information regarding our legal contingencies, see Item 3. Legal Proceedings on page 30 and Note T on page 122 of the Notes to Consolidated Financial Statements, which is incorporated herein by reference.

Chinese Tax Authority Reviews

China has recently intensified its review of tax compliance among foreign enterprises. We underwent reviews in 2023 and 2024 resulting in no material findings, while in 2025 and early 2026, we have seen an increased number of these reviews initiated by Chinese tax authorities. We believe we have valid defenses and intend to rigorously contest any assessments through the administrative appeal process in China. While we believe we will be successful, we could incur additional tax expense that could have a material negative effect on our results of operations or financial condition.

Climate Change

Transition Risks

Change in Laws, Policies, and Regulations. Climate change is commonly attributed to increased greenhouse gas (GHG) emissions, including carbon dioxide, which has led to significant legislative and regulatory efforts to limit such emissions. At December 31, 2025, we had 104 manufacturing facilities in 18 countries, primarily located in North America, Europe, and Asia. We also maintain a fleet of semi-trucks that emit GHG. Certain transition risks, or risks related to the process of reducing our carbon footprint, could materially affect our business, capital expenditures, results of operations, financial condition, competitive position, and reputation. One transition risk is the change in laws, regulations, and policies that could impose significant operational and compliance burdens. Also, if our customers incur additional costs to comply with such laws, regulations, and policies, impacting their ability to operate at the same or similar levels, the demand for our products could be adversely affected. Inconsistent climate legislation in jurisdictions where we operate creates economic and regulatory uncertainty and could increase our costs if such laws, regulations, or policies impose significant operational restrictions and compliance requirements on us. Non-compliance with such laws, regulations, and policies could also negatively impact our reputation. To date, however, we have not experienced a material impact from these legislative and regulatory efforts.

Market Transition. We manufacture various automotive components, including lumbar support and massage systems for seating, seat suspension systems, motors, actuators, and cables. For decades, automotive manufacturers have sought lightweight components to increase the fuel efficiency of automobiles. Replacing traditional steel components with lightweight alternative components can directly reduce vehicle weight and fuel consumption. This increased fuel efficiency also indirectly reduces GHG emissions. If we are unable to react to technological changes, develop new and innovative products, or respond to evolving business trends, including continuing to produce comparatively lightweight components, our share in these markets could be negatively impacted.

Driven in part by climate change legislation, the global automotive industry has experienced a rapid acceleration in the transition from internal combustion engine vehicles to electric vehicles (EVs). China has emerged as a global leader in EV adoption, with Chinese EV manufacturers gaining market share at the expense of our multinational automotive OEM customer base. This shift has intensified competitive pressures across traditional automotive supply chains and has begun to impact our market share, particularly in regions where Chinese EV manufacturers have seen success in competing on price. If our multinational automotive OEM customers are unable to compete effectively with the Chinese EV manufacturers, their market share could continue to be further reduced, which could continue to negatively impact the demand for our Automotive products.

Physical Climate Change Risks

Direct Physical Effects. The acute and chronic physical effects of severe weather-related events, natural disasters, and/or significant climate pattern changes could have an increasingly adverse impact our business and customers. As mentioned above, at December 31, 2025, we had 104 manufacturing facilities in 18 countries, primarily in North America, Europe, and Asia. We serve thousands of customers worldwide. In 2025, our customers were located in approximately 100 countries.

Although our diverse geographical manufacturing footprint and our broad geographical customer base mitigates the potential physical risks of any local or regional severe weather-related event having a material effect on our operations and results, the increased frequency and severity of such weather-related events could damage our physical assets, local infrastructure, transportation systems, water delivery systems, and our customers' or suppliers' operations, and disrupt our manufacturing operations (including our steel rod mill and wire drawing mills), all of which could harm our business, results of operations, and financial condition.

Indirect Physical Effects. The physical effects of climate change could continue to adversely impact our supply chain. In the past, we experienced (due, in part, to severe weather-related impacts) supply shortages in chemicals, which restricted foam supply and constrained overall mattress production in the bedding industry.

This reduced our production levels and increased our cost of chemicals and foam. Severe weather impacts could also reduce the supply of other products in our supply chain, resulting in higher prices for our products and the resources needed to produce them. If we are unable to secure an adequate and timely supply of raw materials and products in our supply chain, or the cost of these raw materials or products materially increases, it could negatively impact our business, results of operations, and financial condition.

In recent years, drought conditions lowered the water levels of the Mississippi River and Panama Canal, reducing traffic through these waterways and impacting some of our shipments. Although these issues did not materially impact our results of operations, additional logistical disruptions could result in additional costs and delays in our ability to deliver products timely to certain customers.

In addition, although the cost has not been material to our business, results of operations, and financial condition, severe weather-related incidents have resulted and may, in the future, result in increased costs of our property insurance.

GHG Reduction Strategy and Compliance Costs

To date, we have not experienced material climate-related compliance costs. However, evaluating opportunities to reduce our emissions, setting GHG emissions reduction goals, and measuring performance in achieving those goals are part of our sustainability and corporate governance strategy. We completed our GHG emissions inventory covering 2019 through 2024. To ensure our information is complete and accurate, we engaged a third-party limited assurance provider for these years. Our emissions inventory includes Scope 1 and Scope 2 carbon dioxide equivalent emissions. We considered the principles and guidance of the GHG Protocol Corporate Accounting and Reporting Standard. At the end of 2024, our total GHG emissions, measured using a market-based approach, were approximately 21% less than our combined Scope 1 and 2 GHG emissions over our baseline year of 2019, which was due in significant part to the decrease in production over the same time period.

Our baseline measurement informed our long-term GHG emissions reduction strategy, including setting GHG reduction goals and other key performance areas. Our GHG emissions reduction strategy will continue to evolve, but we have established GHG emissions reduction goals which can be found in Addendum 1 to our Sustainability Progress Report available at www.leggett.com/sustainability. Our ability to achieve any stated goal is subject to numerous factors and conditions, many of which are outside of our control, including but not limited to, evolving regulatory requirements affecting sustainability standards or disclosures or imposing different requirements, and the pace of changes in available materials and technology. Neither our Sustainability Progress Report, Addendum 1 to such report, nor the Leggett website, constitute part of this Annual Report on Form 10-K.

Our key initiatives for 2026 include undertaking our first Scope 3 emissions inventory and preparing for and complying with new reporting requirements. We have developed preliminary estimates of capital expenditures and operating costs that may be required to implement our GHG emissions reduction strategy. Based on our preliminary analysis, we do not expect that such capital expenditures or operating costs will be material to our financial condition or results of operations.

Cybersecurity Risk

We rely on information systems to obtain, process, analyze, and manage data, as well as to facilitate the manufacture and distribution of inventory to and from our facilities. We receive, process, and ship orders, manage the billing of and collections from our customers, and manage the accounting for and payment to our vendors. We also manage our production processes with certain industrial control systems. Consequently, we are subject to cybersecurity risk.

Although we have purchased broad form cyber insurance coverage and strive to provide a balanced level of cybersecurity protections, cybersecurity risk has increased due to growing sophistication of cybersecurity adversaries, as well as the increased frequency of cybersecurity attacks. As such, information technology failures or cybersecurity breaches could still create system disruptions or unauthorized disclosure or alterations of confidential information and disruptions to the systems of our third-party suppliers and providers. We cannot be certain that the attacker's capabilities will not compromise our cybersecurity defenses surrounding our information systems or bypass our detection capabilities, including those resulting from ransomware attached to our industrial control systems. If these systems are interrupted or damaged by any incident or fail for any extended period of time, then our results of operations could be adversely affected. We may incur material remediation costs and cybersecurity protection costs, lost revenues resulting from unauthorized use of proprietary information, material litigation costs, increases in insurance premiums, reputational damage, damage to our competitiveness, and negative impact on our stock price and long-term shareholder value. We may also be required to devote significant management resources and expend significant additional resources to address problems created by any such interruption, damage, or failure.

For more information regarding cybersecurity risks, refer to Information Technology and Cybersecurity Risk Factors on page 22 and Item 1C. Cybersecurity on page 26.

NEW ACCOUNTING STANDARDS

The FASB has issued accounting guidance effective for current and future periods. See Note A on page 81 of the Notes to Consolidated Financial Statements for a more complete discussion.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

(Unaudited)
(Dollar amounts in millions)

Interest Rates

The table below provides information about our debt obligations sensitive to changes in interest rates. Substantially all of the debt shown in the table below is denominated in U.S. dollars. The fair value of fixed rate debt was approximately $175.0 million less than carrying value of $1,490.0 million at December 31, 2025 and approximately $245.0 million less than carrying value of $1,488.3 million at December 31, 2024. The fair value of the fixed rate debt was based on quoted prices in an active market. The fair value of variable rate debt is not materially different from its recorded amount.

Long-term debt as of December 31,	Scheduled Maturity Date							
	2026	2027	2028	2029	2030	Thereafter	2025	2024
Principal fixed rate debt	$ —	$500.0	$ —	$500.0	$ —	$500.0	$1,500.0	$1,500.0
Average stated interest rate	—	*3.50%*	—	*4.40%*	—	*3.50%*	3.80%	3.80%
Principal variable rate debt	—	1.8	—	—	2.0	—	3.8	3.8
Unamortized discounts and deferred loan costs							(10.0)	(11.7)
Commercial paper [1]							—	368.0
Miscellaneous debt and finance leases							3.9	4.0
Total debt							1,497.7	1,864.1
Less: current maturities							1.5	1.3
Total long-term debt							$1,496.2	$1,862.8

[1] The weighted average interest rate for the average net commercial paper outstanding activity during the years ended December 31, 2025 and 2024 was 5.0% and 5.6%, respectively.

Derivative Financial Instruments

We are subject to market and financial risks related to interest rates and foreign currency. In the normal course of business, we utilize derivative instruments (individually or in combinations) to reduce or eliminate these risks. We seek to use derivative contracts that qualify for hedge accounting treatment; however, some instruments may not qualify for hedge accounting treatment. It is our policy not to speculate using derivative instruments. Information regarding cash flow hedges and fair value hedges is provided in Note A beginning on page 81 and Note R beginning on page 120 of the Notes to Consolidated Financial Statements and is incorporated by reference into this section.

Investment in Foreign Subsidiaries

We view our investment in foreign subsidiaries as a long-term commitment, and it can vary based on operating cycles and currency rate fluctuations. This investment may take the form of either permanent capital or notes. Our net investment (i.e., total assets less total liabilities subject to translation exposure) in foreign operations with functional currencies other than the U.S. dollar at December 31 is as follows:

Functional Currency (amounts in millions)	**2025**	2024
European Currencies [1]	**$ 607.7**	$ 396.5
Chinese Yuan	**338.7**	267.2
Canadian Dollar	**207.4**	208.9
Mexican Peso	**72.5**	71.4
Other	**88.9**	78.8
Total	**$ 1,315.2**	$ 1,022.8

[1] The increase in 2025 is due to the gain on our Aerospace Products Group (see Note S to the Consolidated Financial Statements on page 121).

Item 8. Financial Statements and Supplementary Data.

The Consolidated Financial Statements and Notes and Financial Statement Schedule included in this Report are listed and included in Item 15 on page 72, and are incorporated by reference into this item.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Effectiveness of the Company's Disclosure Controls and Procedures

An evaluation as of December 31, 2025, was carried out by the Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")). Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded the Company's disclosure controls and procedures were effective, as of December 31, 2025, to provide assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting and Auditor's Attestation Report

Management's Annual Report on Internal Control over Financial Reporting can be found on page 73, and the Report of Independent Registered Public Accounting Firm regarding the effectiveness of the Company's internal control over financial reporting can be found on page 74 of this Form 10-K. Each is incorporated by reference into this Item 9A.

Changes in the Company’s Internal Control Over Financial Reporting

There were no changes during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Director and Officer Trading Arrangements

During the three months ended December 31, 2025, no director or officer (as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended) of the Company adopted, modified, or terminated a “Rule 10b5-1 trading arrangement.”

The following elections made pursuant to the Company’s Deferred Compensation Program (DC Program) and Executive Stock Unit Program (ESU Program) may be considered to constitute “non-Rule 10b5-1 trading arrangements.” As such, we have disclosed them below. All elections were made at a time when the individual was not aware of material non-public information about the Company. The securities under the DC Program and the ESU Program are issued from the Company to the individual and no market transaction is involved.

Elections were made pursuant to the DC Program, effective December 15, 2025, which deferred cash compensation that would have been earned from January 1, 2026 through December 31, 2026, into Company stock units convertible into Company common stock on a one-to-one basis. Angela Barbee (director), J. Tyson Hagale (EVP, President - Bedding Products), and R. Samuel Smith, Jr. (EVP, President - Specialized Products and Furniture, Flooring & Textile Products) elected to defer cash compensation into stock units. The number of stock units acquired under the DC Program is determined by taking the cash deferred and dividing it by 80% of the closing price of the Company common stock on the NYSE on the date the cash would have otherwise been paid. On December 4, 2025, Tammy M. Trent (SVP and CAO) elected to withdraw from participation in the ESU program beginning January 1, 2026. The number of stock units awarded in the ESU Program is determined by taking the amount of any Company matching contributions and dividend equivalent contributions and dividing it by 85% of the fair market value of the Company common stock on the date the cash would have otherwise been paid.

2026 Restructuring Plan

Because we are filing this Annual Report on Form 10-K within four business days after the triggering event, we are making the following disclosure under this Item 9B instead of filing a Form 8-K under Item 2.05 Costs Associated with Exit or Disposal Activities.

On February 24, 2026, we committed to a restructuring plan primarily associated with our Specialty Foam business unit in our Bedding Products segment and, to a lesser degree, our Flooring Products business unit within our Furniture, Flooring & Textile Products segment (2026 Restructuring Plan). We anticipate taking actions pursuant to the 2026 Restructuring Plan to consolidate two manufacturing facilities in our Specialty Foam business unit and one manufacturing facility in the Flooring Products business unit into other existing facilities. These actions are expected to improve our manufacturing efficiency and enhance profitability, while maintaining our service and quality levels. These consolidations are expected to reduce workforce levels by approximately 250.

In aggregate, we expect to incur restructuring and restructuring-related pretax costs of approximately $15 million. Approximately $10 million of these costs are cash charges, most of which are from facility closure and asset relocation costs and, to a lesser extent, employee termination costs. We expect to incur approximately $5 million of non-cash charges, a majority of which is related to accelerated depreciation of property, plant and equipment and, to a lesser extent, an operating lease right-of-use asset impairment.

We are continuing to evaluate opportunities to improve our cost structure and profitability across our businesses. The execution of any of these opportunities may result in additional restructuring costs, restructuring-related costs, or impairments. However, at this time we do not expect these to be material. We anticipate that the 2026 Restructuring Plan will be substantially complete by the end of 2026.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The subsections titled “PROPOSAL ONE: Election of Directors,” “Board and Committee Composition and Meetings,” “Consideration of Director Nominees and Diversity,” “Delinquent Section 16(a) Reports,” and “Director Independence and Board Service,” as well as the introductory paragraph under the “Corporate Governance and Board Matters” section in the Company’s definitive Proxy Statement for the Company’s Annual Meeting of Shareholders to be held on May 21, 2026, are incorporated by reference.

Directors of the Company

Directors are normally elected annually at the Annual Meeting of Shareholders and hold office until the next annual meeting of shareholders or until their successors are elected and qualified. All current directors have been nominated for re-election at the Company’s annual meeting of shareholders to be held May 21, 2026.

In order to be nominated for election as a director, a nominee must submit a contingent resignation to the Nominating, Governance and Sustainability Committee (NGS Committee). The resignation will become effective only if (i) the director nominee fails to receive an affirmative vote of a majority of the shares, represented in person or by proxy, entitled to vote at a meeting for the election of directors; and (ii) the Board accepts the resignation. If a nominee fails to receive an affirmative majority of such votes, the NGS Committee will make a recommendation to the Board of Directors whether to accept or reject the director’s resignation and whether any other action should be taken. If a director’s resignation is not accepted, that director will continue to serve until the Company’s next annual meeting or until his or her successor is duly elected and qualified. If the Board accepts the director’s resignation, it may, in its sole discretion, either fill the resulting vacancy or decrease the size of the Board to eliminate the vacancy.

Brief biographies of the Company’s Board of Directors are provided below.

Angela Barbee, age 60, was Senior Vice President of Technology and Global R&D of Weber Inc., a manufacturer of charcoal, gas, pellet, and electric outdoor grills and accessories, from 2021 until 2022. She previously served as Vice President of Advance Development, Global Kitchen & Bath Group of Kohler Company, a global leader in design, innovation and manufacture of kitchen and bath products, engines and power systems, and luxury cabinetry and tile, from 2020 to 2021, and as Vice President of New Product Development and Engineering, Global Faucets from 2018 to 2020. Ms. Barbee served as Director of Global Creative Design Operations of General Motors, a global company that designs, builds, and sells trucks, crossovers, cars, and automobile parts and accessories, from 2013 to 2017, and in various other capacities since 1994. Ms. Barbee holds a bachelor’s degree in mechanical engineering from Wayne State University, a master’s degree in mechanical engineering from Purdue University, and has completed the Executive Education Program in the Ross Business School at the University of Michigan. Through her positions at Weber, Kohler, and General Motors, Ms. Barbee has a wide-ranging knowledge of manufacturing, engineering and innovation, management, and operations in the consumer products and automotive industries. She also has extensive international experience in leading engineering, development and innovation efforts. She was first elected as a director of the Company in 2022.

Robert E. Brunner, age 68, was the Executive Vice President of Illinois Tool Works (ITW), a Fortune 250 global, multi-industrial manufacturer of advanced industrial technology, from 2006 until his retirement in 2012. He previously served ITW as President—Global Auto beginning in 2005 and President—North American Auto from 2003. Mr. Brunner holds a degree in finance from the University of Illinois and an MBA from Baldwin-Wallace University. Mr. Brunner currently serves as the independent Board Chair of Lindsay Corporation, a global manufacturer of irrigation equipment and road safety products, and previously served as a director of NN, Inc., a diversified industrial company that designs and manufactures high-precision components and assemblies on a global basis. Mr. Brunner’s experience and leadership with ITW, a diversified manufacturer with a global footprint, provides valuable insight to our Board on the automotive strategy, business development, mergers and acquisitions, operations, and international issues. He was first elected as a director of the Company in 2009.

Mary Campbell, age 58, served as President, vCommerce Ventures of Qurate Retail, Inc., from 2022 until her retirement at the end of 2023. Qurate Retail is comprised of a select group of retail brands including QVC, HSN, Ballard Designs, Frontgate, Garnet Hill, and Grandin Road and is a leader in video commerce, and a leader in mobile and social commerce. During her more than 20 years with the company, Ms. Campbell held various leadership positions across the Merchandising, Planning and Commerce Platforms functions. Most recently, and prior to her most recent position, she served as Chief Merchandising Officer of Qurate Retail Group and Chief Commerce Officer of QVC from 2018 to 2022, as Chief Merchandising and Interactive Officer in 2018, as Chief Interactive Experience Officer from 2017 to 2018, and as Executive Vice President, Commerce Platforms for QVC from 2014 to 2017. Ms. Campbell holds a bachelor's degree in psychology from Central Connecticut State University. Ms. Campbell currently serves as a director of Kontoor Brands, Inc., a global lifestyle apparel company. Through her positions at Qurate Retail Group and QVC, Ms. Campbell has extensive knowledge in consumer driven product innovation, marketing and brand building, and traditional and new media platforms, as well as leading teams for long-term growth and evolution. She was first elected as a director of the Company in 2019.

Karl G. Glassman, age 67, served as the Company's President and Chief Executive Officer since May 2024, and as segment manager of Specialized Products on a temporary basis until February 2025. Mr. Glassman previously served as Executive Chairman of the Board from 2022 until his retirement in May 2023 and was first appointed Chairman of the Board in 2020. Mr. Glassman served as the Company's Chief Executive Officer from 2016 to 2021, President from 2013 to 2019, Chief Operating Officer from 2006 to 2015, Executive Vice President from 2002 to 2013, President of the former Residential Furnishings segment from 1999 to 2006, Senior Vice President from 1999 to 2002, and in various capacities since 1982. Mr. Glassman holds a degree in business management and finance from California State University-Long Beach. As the Company's President and CEO with decades of experience in Leggett's senior management team, Mr. Glassman offers exceptional knowledge of the Company's operations, strategy, and governance, as well as customers and end markets. Mr. Glassman also served on the Board of Directors of the National Association of Manufacturers through the end of 2022. He was first elected as a director of the Company in 2002.

Joseph W. McClanathan, age 73, served as President and Chief Executive Officer of the Household Products Division of Energizer Holdings, Inc., a manufacturer of portable power solutions, from 2007 through his retirement in 2012. Previously, he served Energizer as President and Chief Executive Officer of the Energizer Battery Division from 2004 to 2007, as President—North America from 2002 to 2004, and as Vice President—North America from 2000 to 2002. Mr. McClanathan holds a degree in management from Arizona State University. Mr. McClanathan currently serves as a director of Brunswick Corporation, a market leader in the marine industry. Through his leadership experience at Energizer and as a former director of the Retail Industry Leaders Association, Mr. McClanathan offers an exceptional perspective to the Board on manufacturing operations, marketing and development of international capabilities. He was first elected as a director of the Company in 2005.

Srikanth Padmanabhan, age 61, was appointed Executive Vice President and President, Operations, of Cummins Inc., a global manufacturer of engines and power solutions, from 2024 until his retirement in April 2025. He previously served as President of its Engine Business segment from 2016 to 2023, as Vice President—Engine Business from 2014 to 2016, Vice President and General Manager of Emission Solutions from 2008 to 2014, and in various other capacities since 1991. Mr. Padmanabhan holds a bachelor's degree in mechanical engineering from the National Institute of Technology in Trichy, India, a Ph.D. in mechanical engineering from Iowa State University, and has completed the Advanced Management Program at Harvard Business School. Mr. Padmanabhan is a director of Terex Corporation, a global manufacturer of materials processing products for the electric utility industry. With over 30 years at Cummins in a variety of leadership roles, Mr. Padmanabhan offers considerable knowledge of the automotive industry and the industrial sector. He brings extensive experience in managing operations, technology and innovation across a multi-billion-dollar global business. He has lived and worked in India, the United States, Mexico, and the United Kingdom. He was first elected as a director of the Company in 2018.

Jai Shah, age 59, serves as a Group President of Masco Corporation, a Fortune 500 global leader in the design, manufacture and distribution of branded home improvement and building products. In this position since 2018, Mr. Shah currently has responsibility for operating companies with leading brands in global decorative and rough plumbing in North America and previously headed Masco's platform of decorative architectural and wellness businesses. Mr. Shah is also responsible for Masco's Corporate Strategic Planning activities. He previously served as President of Delta Faucet Company, a Masco business unit, from 2014 to 2018, as Vice President and Chief Human Resources Officer for Masco from 2012 to 2014, and in various capacities since 2003. Prior to Masco, Mr. Shah held a number of senior management positions at Diversey Corporation and served as Senior Auditor for KPMG Peat Marwick Chartered Accountants. Mr. Shah is a Certified Public Accountant and Chartered Professional Accountant (Canada) and holds an MBA from the University of Michigan, as well as bachelor's and master's degrees in accounting from the University of Waterloo in Ontario, Canada. Mr. Shah's range of experience at Masco in a variety of operational, financial and corporate roles offers the Board a broad perspective on relevant issues facing global corporations, including growth strategy development and implementation, talent management, and adapting to e-business and market innovations. He was first elected as a director of the Company in 2019.

Phoebe A. Wood, age 72, has been a principal in CompaniesWood, a consulting firm specializing in early stage investments, since her 2008 retirement as Vice Chairman and Chief Financial Officer of Brown-Forman Corporation, a diversified consumer products manufacturer, where she had served since 2001. Ms. Wood previously held various positions at Atlantic Richfield Company, an oil and gas company, from 1976 to 2000. She has also served as Chief Executive Officer of KirtleyWood LLC, a board advisory firm, since January 2025. Ms. Wood holds a degree in psychology from Smith College and an MBA from UCLA. Ms. Wood is a director of Invesco, Ltd., an independent global investment manager, and PPL Corporation, a utility and energy services company. Ms. Wood previously served as a director of Pioneer Natural Resources, an independent oil and gas company, from 2013 to 2024. From her career in business and various directorships, Ms. Wood provides the Board with a wealth of understanding of the strategic, financial and accounting issues the Board addresses in its oversight role. She was first elected as a director of the Company in 2005.

The Supplemental Item in Part I on page 31, which includes a listing and description of the positions and offices held by the executive officers of the Company, is incorporated into this section by reference.

The Company has adopted a code of ethics that applies to its chief executive officer, chief financial officer, and chief accounting officer called the Financial Code of Ethics. The Company has also adopted a Code of Business Conduct and Ethics for directors, officers, and employees and Corporate Governance Guidelines. The Financial Code of Ethics, the Code of Business Conduct and Ethics, and the Corporate Governance Guidelines are available on the Company's website at www.leggett.com/governance. Each of these documents is available in print to any person, without charge, upon request. Such requests may be made to the Company's Secretary at Leggett & Platt, Incorporated, 1 Leggett Road, Carthage, Missouri 64836.

The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K by posting any applicable amendment to, or waiver from its Financial Code of Ethics, within four business days, on its website at www.leggett.com/governance for at least a 12-month period. We routinely post important information to our website. However, the Company's website does not constitute part of this Annual Report on Form 10-K.

Insider Trading Policy and Procedures

The Company has adopted an Insider Trading Policy and procedures governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers, and employees, and the Company itself, that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable NYSE listing standards. The Company's Insider Trading Policy is included with this Annual Report on Form 10-K as Exhibit 19 and is incorporated herein by reference.

Item 11. Executive Compensation.

The subsections titled "Board's Oversight of Risk Management," "Director Compensation," together with the entire section titled "Executive Compensation and Related Matters" in the Company's definitive Proxy Statement for the Company's Annual Meeting of Shareholders to be held on May 21, 2026, are incorporated by reference. No Human Resources and Compensation Committee member had an interlocking relationship as described in Item 407(e)(4) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The entire sections titled “Security Ownership” and “Equity Compensation Plan Information” in the Company’s definitive Proxy Statement for the Company’s Annual Meeting of Shareholders to be held on May 21, 2026, are incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The subsections titled “PROPOSAL ONE: Election of Directors,” “Transactions with Related Persons,” “Director Independence and Board Service,” and “Board and Committee Composition and Meetings” in the Company’s definitive Proxy Statement for the Company’s Annual Meeting of Shareholders to be held on May 21, 2026, are incorporated by reference.

Item 14. Principal Accountant Fees and Services.

The subsections titled “Audit and Non-Audit Fees” and “Pre-Approval Procedures for Audit and Non-Audit Services” in the Company’s definitive Proxy Statement for the Company’s Annual Meeting of Shareholders to be held on May 21, 2026, are incorporated by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) Financial Statements and Financial Statement Schedule.

The Reports, Financial Statements and Notes, and Financial Statement Schedule listed below are included in this Form 10-K:

We have omitted other information schedules because the information is inapplicable, not required, or in the financial statements or notes.

(b) Exhibits—See Exhibit Index beginning on page 124.

We did not file other long-term debt instruments because the total amount of securities authorized under all of these instruments does not exceed ten percent of the total assets of the Company and its subsidiaries on a consolidated basis. We agree to furnish a copy of such instruments to the SEC upon request.

Management's Annual Report on Internal Control Over Financial Reporting

Management of Leggett & Platt, Incorporated is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). Leggett & Platt's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Leggett & Platt;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of Leggett & Platt are being made only in accordance with authorizations of management and directors of Leggett & Platt; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Leggett & Platt assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management (including ourselves), we conducted an evaluation of the effectiveness of Leggett & Platt's internal control over financial reporting, as of December 31, 2025, based on the criteria in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under this framework, we concluded that Leggett & Platt's internal control over financial reporting was effective as of December 31, 2025.

Leggett & Platt's internal control over financial reporting, as of December 31, 2025, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing on page 74 of this Form 10-K.

/s/ KARL G. GLASSMAN	/s/ BENJAMIN M. BURNS
Karl G. Glassman President and Chief Executive Officer	Benjamin M. Burns Executive Vice President and Chief Financial Officer
February 26, 2026	February 26, 2026

PART IV

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Leggett & Platt, Incorporated

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Leggett & Platt, Incorporated and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income (loss), of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and financial statement schedule listed in the index appearing under Item 15 (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Annual Goodwill Impairment Assessments – Bedding and Work Furniture Reporting Units

As described in Notes A, F, and G to the consolidated financial statements, the Company’s goodwill balance was $751.4 million as of December 31, 2025, and the goodwill associated with the Bedding and Work Furniture reporting units was $323.7 million and $55.0 million, respectively. Management assesses goodwill for impairment annually in the second quarter or when triggering events occur. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, up to the total amount of goodwill for the reporting unit. Fair value of the reporting units is determined by management using a combination of two valuation methods, a market approach and an income approach. The market approach estimates fair value by first determining price-to-earnings ratios for comparable publicly traded companies with similar characteristics of the reporting unit and applying the ratios to the projected earnings of the reporting unit. The income approach is based on projected future (debt-free) cash flow that is discounted to present value using factors that consider the timing and risk of future cash flows. Discounted cash flow projections are based on 5-year financial forecasts developed from operating plans and economic projections, sales growth, estimates of future expected changes in operating margins, a discount rate, terminal value growth rates, future capital expenditures and changes in working capital requirements.

The principal considerations for our determination that performing procedures relating to the annual goodwill impairment assessments of the Bedding and Work Furniture reporting units is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to (a) sales growth and discount rates used in the income approach for the Bedding and Work Furniture reporting units, (b) estimates of future expected changes in operating margins used in the income approach for the Bedding reporting unit, and (c) price-to-earnings ratios used in the market approach for the Bedding and Work Furniture reporting units; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s annual goodwill impairment assessments, including controls over the valuation of the Bedding and Work Furniture reporting units. These procedures also included, among others, (i) testing management's process for developing the fair value estimates of the reporting units; (ii) evaluating the appropriateness of the income and market valuation approaches used by management; (iii) testing the completeness and accuracy of underlying data used in the valuation approaches; and (iv) evaluating the reasonableness of the significant assumptions used by management related to sales growth, estimates of future expected changes in operating margins, discount rates, and price-to-earnings ratios, as applicable to the reporting units. Evaluating management’s assumptions related to sales growth and estimates of future expected changes in operating margins involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting units; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the Company’s valuation approaches and (ii) the reasonableness of the discount rates and price-to-earnings ratios, as applicable to the reporting units.

/s/ PricewaterhouseCoopers LLP
St. Louis, Missouri
February 26, 2026

We have served as the Company’s auditor since 1991.

LEGGETT & PLATT, INCORPORATED

Consolidated Balance Sheets

(Amounts in millions, except per share data)	December 31, 2025	December 31, 2024
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 587.4**	$ 350.2
Trade receivables, net	**433.7**	503.0
Other receivables, net	**42.2**	56.4
Inventories	**622.6**	722.6
Prepaid expenses and other current assets	**57.7**	58.3
Total current assets	**1,743.6**	1,690.5
Property, Plant and Equipment—at cost		
Machinery and equipment	**1,440.0**	1,466.3
Buildings and other	**752.4**	780.6
Land	**36.7**	39.0
Total property, plant and equipment	**2,229.1**	2,285.9
Less accumulated depreciation	**1,565.1**	1,561.5
Net property, plant and equipment	**664.0**	724.4
Other Assets		
Goodwill	**751.4**	794.4
Other intangibles, net	**91.3**	140.4
Operating lease right-of-use assets	**137.9**	175.7
Other noncurrent assets	**148.2**	136.2
Total other assets	**1,128.8**	1,246.7
TOTAL ASSETS	**$ 3,536.4**	$ 3,661.6
LIABILITIES AND EQUITY		
Current Liabilities		
Current maturities of long-term debt and short-term debt	**$ 1.5**	$ 1.3
Current portion of operating lease liabilities	**51.5**	53.4
Accounts payable	**466.6**	497.7
Accrued expenses	**227.3**	242.2
Other current liabilities	**28.1**	51.8
Total current liabilities	**775.0**	846.4
Long-term Liabilities		
Long-term debt	**1,496.2**	1,862.8
Operating lease liabilities	**106.7**	131.1
Other long-term liabilities	**83.0**	82.2
Deferred income taxes	**52.9**	48.9
Total long-term liabilities	**1,738.8**	2,125.0
Commitments and Contingencies		
Equity		
Common stock—authorized, 600.0 shares of $.01 par value; 198.8 shares issued; Preferred stock—authorized, 100.0 shares; none issued	**2.0**	2.0
Additional contributed capital	**550.3**	568.7
Retained earnings	**2,272.2**	2,064.5
Accumulated other comprehensive loss	**(9.0)**	(115.8)
Less treasury stock—at cost (63.3 and 64.4 shares at December 31, 2025 and 2024, respectively)	**(1,793.4)**	(1,830.0)
Total Leggett & Platt, Inc. equity	**1,022.1**	689.4
Noncontrolling interest	**.5**	.8
Total equity	**1,022.6**	690.2
TOTAL LIABILITIES AND EQUITY	**$ 3,536.4**	$ 3,661.6

The accompanying notes are an integral part of these consolidated financial statements.

LEGGETT & PLATT, INCORPORATED

Consolidated Statements of Operations

(Amounts in millions, except per share data)	Year Ended December 31, 2025	2024	2023
Net trade sales	**$ 4,055.1**	$ 4,383.6	$ 4,725.3
Cost of goods sold	**3,311.0**	3,634.5	3,871.5
Gross profit	**744.1**	749.1	853.8
Selling and administrative expenses	**488.3**	508.8	465.4
Amortization of intangibles	**16.2**	22.0	69.0
Goodwill impairment	**—**	676.0	—
Long-lived asset impairment	**19.0**	6.3	443.7
Gain on sale of Aerospace Products Group	**(90.9)**	—	—
Net gain on disposal of assets and businesses	**(64.1)**	(35.6)	(20.1)
Pension settlement	**22.0**	.7	—
Other (income) expense, net	**(2.4)**	.8	(13.8)
Earnings (loss) before interest and income taxes	**356.0**	(429.9)	(90.4)
Interest expense	**72.9**	85.9	88.4
Interest income	**6.6**	6.6	5.4
Earnings (loss) before income taxes	**289.7**	(509.2)	(173.4)
Income taxes	**54.3**	2.2	(36.6)
Net earnings (loss)	**235.4**	(511.4)	(136.8)
Earnings attributable to noncontrolling interest, net of tax	**—**	(.1)	—
Net earnings (loss) attributable to Leggett & Platt, Inc. common shareholders	**$ 235.4**	$ (511.5)	$ (136.8)
Net earnings (loss) per share attributable to Leggett & Platt, Inc. common shareholders			
Basic	**$ 1.70**	$ (3.73)	$ (1.00)
Diluted	**$ 1.69**	$ (3.73)	$ (1.00)

The accompanying notes are an integral part of these consolidated financial statements.

LEGGETT & PLATT, INCORPORATED

Consolidated Statements of Comprehensive Income (Loss)

(Amounts in millions)	Year Ended December 31, 2025	2024	2023
Net earnings (loss)	**$ 235.4**	$ (511.4)	$ (136.8)
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	**88.9**	(73.2)	40.9
Cash flow hedges	**4.4**	(5.3)	4.1
Defined benefit pension plans	**13.5**	6.4	4.8
Other comprehensive income (loss), net of tax	**106.8**	(72.1)	49.8
Comprehensive income (loss)	**342.2**	(583.5)	(87.0)
Less: comprehensive income attributable to noncontrolling interest	**—**	(.1)	—
Comprehensive income (loss) attributable to Leggett & Platt, Inc.	**$ 342.2**	$ (583.6)	$ (87.0)

The accompanying notes are an integral part of these consolidated financial statements.

Form 10-K

LEGGETT & PLATT, INCORPORATED

Consolidated Statements of Cash Flows

(Amounts in millions)	Year Ended December 31, 2025	2024	2023
Operating Activities			
Net earnings (loss)	**$ 235.4**	$ (511.4)	$ (136.8)
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	**104.7**	112.4	108.9
Amortization of intangibles and supply agreements	**17.7**	23.6	71.0
Long-lived asset impairment	**19.0**	6.3	443.7
Goodwill impairment	**—**	676.0	—
Increase (decrease) in provision for losses on accounts receivable	**6.7**	6.3	(6.5)
Write-down of inventories	**12.5**	35.7	9.0
Gain from the disposal of Aerospace Products Group	**(90.9)**	—	—
Net gain from disposal of assets and businesses	**(64.1)**	(35.6)	(20.1)
Deferred income tax benefit	**(20.2)**	(58.0)	(129.2)
Stock-based compensation	**19.6**	26.5	27.6
Pension expense (income), net of contributions	**18.3**	1.1	(2.0)
Other, net	**(3.8)**	(7.2)	15.6
Changes in working capital, excluding effects from acquisitions and divestitures:			
Accounts and other receivables	**85.4**	42.5	48.6
Inventories	**35.0**	44.7	86.5
Other current assets	**(5.3)**	3.6	4.0
Accounts payable	**(27.5)**	(27.9)	13.7
Accrued expenses and other current liabilities	**(4.3)**	(32.9)	(36.8)
Net Cash Provided by Operating Activities	**338.2**	305.7	497.2
Investing Activities			
Additions to property, plant and equipment	**(57.2)**	(81.6)	(113.8)
Proceeds from disposal of Aerospace Products Group	**276.1**	—	—
Proceeds from disposals of assets and businesses	**74.4**	47.0	23.4
Other, net	**—**	(2.0)	(.9)
Net Cash Provided by (Used for) Investing Activities	**293.3**	(36.6)	(91.3)
Financing Activities			
Additions to long-term debt	**—**	—	.7
Payments on long-term debt	**(.1)**	(300.1)	(2.0)
Change in commercial paper and short-term debt	**(376.1)**	174.2	(105.8)
Dividends paid	**(27.0)**	(136.3)	(239.4)
Purchases of common stock	**(2.4)**	(4.9)	(6.0)
Other, net	**(7.6)**	(2.9)	(6.3)
Net Cash Used for Financing Activities	**(413.2)**	(270.0)	(358.8)
Effect of Exchange Rate Changes on Cash	**18.9**	(14.4)	1.9
Increase (Decrease) in Cash and Cash Equivalents	**237.2**	(15.3)	49.0
Cash and Cash Equivalents—Beginning of Year	**350.2**	365.5	316.5
Cash and Cash Equivalents—End of Year	**$ 587.4**	$ 350.2	$ 365.5
Supplemental Information			
Interest paid (net of amounts capitalized)	**$ 69.7**	$ 84.9	$ 85.8
Property, plant and equipment acquired through finance leases	**1.7**	1.1	1.4
Capital expenditures in accounts payable	**4.1**	4.7	3.2

The accompanying notes are an integral part of these consolidated financial statements.

LEGGETT & PLATT, INCORPORATED

Consolidated Statements of Changes in Equity

(Amounts in millions, except per share data)	Common Stock Shares	Common Stock Amount	Additional Contributed Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Non-controlling Interest	Total Equity
Balance, December 31, 2022	**198.8**	**$ 2.0**	**$ 568.5**	**$ 3,046.0**	**$ (93.5)**	**(66.2)**	**$ (1,882.3)**	**$ .7**	**$1,641.4**
Net earnings (loss) attributable to Leggett & Platt, Inc. common shareholders	—	—	—	(136.8)	—	—	—	—	(136.8)
Dividends declared	—	—	5.7	(248.1)	—	—	—	—	(242.4)
Treasury stock purchased	—	—	—	—	—	(.2)	(6.4)	—	(6.4)
Treasury stock issued	—	—	(21.1)	—	—	1.0	26.8	—	5.7
Other comprehensive income (loss), net of tax (See Note P)	—	—	—	—	49.8	—	—	—	49.8
Stock-based compensation, net of tax	—	—	22.7	—	—	—	—	—	22.7
Balance, December 31, 2023	**198.8**	**$ 2.0**	**$ 575.8**	**$ 2,661.1**	**$ (43.7)**	**(65.4)**	**$ (1,861.9)**	**$ .7**	**$1,334.0**
Net earnings (loss) attributable to Leggett & Platt, Inc. common shareholders	—	—	—	(511.5)	—	—	—	.1	(511.4)
Dividends declared	—	—	3.4	(85.1)	—	—	—	—	(81.7)
Treasury stock purchased	—	—	—	—	—	(.3)	(4.9)	—	(4.9)
Treasury stock issued	—	—	(32.0)	—	—	1.3	36.8	—	4.8
Other comprehensive income (loss), net of tax (See Note P)	—	—	—	—	(72.1)	—	—	—	(72.1)
Stock-based compensation, net of tax	—	—	21.5	—	—	—	—	—	21.5
Balance, December 31, 2024	**198.8**	**$ 2.0**	**$ 568.7**	**$ 2,064.5**	**$ (115.8)**	**(64.4)**	**$ (1,830.0)**	**$ .8**	**$ 690.2**
Net earnings (loss) attributable to Leggett & Platt, Inc. common shareholders	**—**	**—**	**—**	**235.4**	**—**	**—**	**—**	**—**	**235.4**
Dividends declared	**—**	**—**	**.7**	**(27.7)**	**—**	**—**	**—**	**(.3)**	**(27.3)**
Treasury stock purchased	**—**	**—**	**—**	**—**	**—**	**(.3)**	**(2.4)**	**—**	**(2.4)**
Treasury stock issued	**—**	**—**	**(35.7)**	**—**	**—**	**1.3**	**39.0**	**—**	**3.3**
Other comprehensive income (loss), net of tax (See Note P)	**—**	**—**	**—**	**—**	**106.8**	**—**	**—**	**—**	**106.8**
Stock-based compensation, net of tax	**—**	**—**	**16.6**	**—**	**—**	**—**	**—**	**—**	**16.6**
Balance, December 31, 2025	**198.8**	**$ 2.0**	**$ 550.3**	**$ 2,272.2**	**$ (9.0)**	**(63.4)**	**$ (1,793.4)**	**$ .5**	**$1,022.6**

The accompanying notes are an integral part of these consolidated financial statements.

A—Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Leggett & Platt, Incorporated and its subsidiaries (we or our). Management does not expect foreign exchange restrictions to significantly impact the ultimate realization of amounts consolidated in the accompanying financial statements for subsidiaries located outside the United States. All intercompany transactions and accounts have been eliminated in consolidation.

ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the accrual and disclosure of loss contingencies.

CASH EQUIVALENTS: Cash equivalents include cash in excess of daily requirements, which is invested in various financial instruments with original maturities of three months or less. Restricted cash was less than $2.0 in the years presented and was primarily related to restricted deposits against a short-term borrowing arrangement of a foreign entity.

TRADE AND OTHER RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS: Trade receivables are recorded at the invoiced amount and generally do not bear interest. Credit is also occasionally extended in the form of a note receivable to facilitate our customers' operating cycles.

We participate in trade receivables sales programs in combination with third-party banking institutions and certain customers. Under each of these programs, we sell our entire interest in the trade receivable for 100% of face value, less a discount. Because control of the sold receivable is transferred to the buyer at the time of sale, accounts receivable balances sold are removed from the Consolidated Balance Sheets, and the related proceeds are reported as cash provided by operating activities in the Consolidated Statements of Cash Flows. Approximately $45.0 of trade receivables were sold and removed from our Consolidated Balance Sheets at both December 31, 2025 and 2024.

The allowance for doubtful accounts is an estimate of the amount of probable credit losses. Allowances and non-accrual status designations are determined by individual account reviews by management and are based on several factors, such as the length of time that receivables are past due, the financial health of the companies involved, industry and macroeconomic considerations, and historical loss experience. We also utilize a pool approach to group our receivables with similar risk characteristics. Our pools correspond with our business units, which generally have similar terms, industry-specific conditions, and historical or expected loss patterns. Reserves are established for each pool based on their level of risk exposure. When credit deterioration occurs on a specific customer within a pool, we evaluate the receivable separately to estimate the expected credit loss, based on the specific risk characteristics. A qualitative reserve is also established for any current macroeconomic conditions or reasonable and supportable forecasts that could impact the expected collectability of all or a portion of our receivables portfolio.

Account balances are charged against the allowance when it is probable the receivable will not be recovered. Interest income is not recognized for nonperforming accounts that are placed on non-accrual status. For accounts on non-accrual status, any interest payments received are applied against the balance of the non-accrual account.

ACCOUNTS PAYABLE: Accounts payable are recorded at the invoiced amount for services at the time they are rendered and for inventory based on the delivery terms of the purchase. We occasionally utilize third-party programs that allow our suppliers to be paid earlier at a discount. While we continue to make payments based on our customary terms, a supplier can elect to take payment from a third party earlier with a discount, and in that case, we pay the third party on the original due date of the invoice. Contracts with our suppliers are negotiated independently of supplier participation in the programs, and we cannot increase payment terms pursuant to the programs. The accounts payable settled through the third-party programs, which remain on our

Consolidated Balance Sheets, were approximately $115.0 and $120.0 at December 31, 2025 and 2024, respectively.

Presented below are the approximate outstanding obligations confirmed as valid under the supplier finance program for the year ending December 31, 2025:

	December 31, 2025	
Confirmed obligations outstanding at the beginning of the year	$	**120.0**
Invoices confirmed during the year		**500.0**
Confirmed invoices paid during the year		**(505.0)**
Confirmed obligations outstanding at the end of the year	**$**	**115.0**

INVENTORIES:

The following table recaps the components of inventory for each period presented:

	December 31, 2025		December 31, 2024	
Finished goods	**$**	**297.8**	$	321.6
Work in process		**39.0**		72.1
Raw materials and supplies		**285.8**		328.9
Inventories	**$**	**622.6**	$	722.6

All inventories are stated at the lower of cost or net realizable value. For the majority of our inventories, we use the first-in, first-out method which is representative of our standard costs (includes materials, labor, and production overhead at normal production capacity). Remaining inventories are valued using an average-cost method. Inventories are reviewed at least quarterly for slow-moving and potentially obsolete items using actual inventory turnover and, if necessary, are written down to estimated net realizable value.

LOSS CONTINGENCIES: Loss contingencies are accrued when a loss is probable and reasonably estimable. If a range of outcomes is possible, the most likely outcome is used to accrue these costs. If no outcome is more likely, we accrue at the minimum amount of the range. Any insurance recovery is recorded separately if it is determined that a recovery is probable. Legal fees are accrued when incurred.

ACQUISITIONS: When acquisitions occur, we value the assets acquired, liabilities assumed, and any noncontrolling interest in acquired companies at estimated acquisition-date fair values. Goodwill is measured as the excess amount of consideration transferred, compared to fair value of the assets acquired and the liabilities assumed. While we use our best estimates and assumptions to accurately value these items at the acquisition date (as well as contingent consideration, where applicable), our estimates are inherently uncertain and subject to refinement during the measurement period, which may be up to one year from the acquisition date.

We utilize the following methodologies in determining fair value:

- Inventory is valued at current replacement cost for raw materials, with a step-up for work in process and finished goods items that reflects the amount of ultimate profit earned as of the valuation date.
- Other working capital items are generally recorded at carrying value, unless there are known conditions that would impact the ultimate settlement amount of the particular item.
- Buildings and machinery are valued at an estimated replacement cost for an asset of comparable age and condition. Market pricing of comparable assets is used to estimate replacement cost where available.
- The most common identified intangible assets are customer relationships, technology, trademarks, and trade names. Discount rates discussed below are typically derived from a weighted-average cost of capital analysis and adjusted to reflect inherent risks.
    - Customer relationships are valued using an excess earnings method with various inputs, such as the estimated customer attrition rate, revenue growth rate, operating margins, the amount of contributory asset charges, and an appropriate discount rate. The economic useful life is determined based on historical customer turnover rates.
    - Technology, trademarks, and trade names are typically valued using a relief-from-royalty method with various inputs, such as comparable market royalty rates for items of similar value, future

earnings forecast, an appropriate discount rate, and a replacement rate for technology. The economic useful life is determined based on the expected life of the technology, trademarks, and trade names.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated at cost, less accumulated depreciation, and depreciated using the straight-line method over the estimated useful lives. Salvage value, if any, is assumed to be minimal. Accelerated methods are used for tax purposes. These assets are reviewed for recoverability as discussed below in Long-Lived Assets Impairment Evaluation.

	Useful Life Range	Weighted Average Life
Machinery and equipment	5-30 years	13 years
Buildings	4-40 years	24 years
Other items	5-15 years	12 years

LEASES: At the inception of a contract, we assess whether a contract is, or contains, a lease. Our assessment is based on whether the contract involves the use of a distinct identified asset, whether we obtain the right to substantially all the economic benefit of the asset, and whether we have the right to direct the use of the asset.

Where renewal or termination options are reasonably likely to be exercised, we recognize the option as part of the right-of-use asset and lease liability. Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate in determining the present value of the lease payments. We apply a portfolio approach for determining the incremental borrowing rate based on the applicable lease terms and the economic environment in the various regions where our operations are located.

Right-of-use assets are reviewed for recoverability as discussed below in Long-Lived Assets Impairment Evaluation.

GOODWILL: Goodwill results from the acquisition of existing businesses. We test goodwill for impairment at the reporting unit level which are the business groups that are one level below the operating segments for which discrete financial information is available. We have six reporting units. We perform our testing annually in the second quarter, or when triggering events occur. We use a quantitative analysis, comparing the fair value of each reporting unit with its carrying amount. An impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit's fair value, up to the total amount of goodwill for the reporting unit.

Fair value of reporting units is determined using a combination of two valuation methods: a market approach and an income approach. Absent an indication of fair value from a potential buyer or similar specific transaction, we believe that the use of these two methods provides a reasonable estimate of a reporting unit's fair value. Assumptions common to both methods are operating plans and economic projections, which are used to project future revenues, earnings, and after-tax cash flows for each reporting unit. These assumptions are applied consistently for both methods.

The market approach estimates fair value by first determining price-to-earnings ratios for comparable publicly-traded companies with similar characteristics of the reporting unit. The price-to-earnings ratio for comparable companies is based upon current enterprise value compared to the projected earnings for the next two years. The enterprise value is based upon current market capitalization and includes a control premium. Projected earnings are based upon market analysts' projections. The earnings ratios are applied to the projected earnings of the comparable reporting unit to estimate fair value. Management believes this approach is appropriate because it provides a fair value estimate using multiples from entities with operations and economic characteristics comparable to our reporting units.

The income approach is based on projected future (debt-free) cash flow that is discounted to present value using factors that consider the timing and risk of future cash flows. Management believes that this approach is appropriate because it provides a fair value estimate based upon the reporting unit's expected long-term operating cash flow performance. Discounted cash flow projections are based on 5-year financial forecasts developed from operating plans and economic projections noted above, sales growth, estimates of future expected changes in operating margins, an appropriate discount rate, terminal value growth rates, future capital expenditures, and changes in working capital requirements. There are inherent assumptions and judgments required in the analysis of goodwill impairment. It is possible that assumptions underlying the impairment analysis will change in such a manner that impairment in value may occur in the future.

OTHER INTANGIBLE ASSETS: Other intangibles are stated at cost, less accumulated amortization, and substantially all are amortized using the straight-line method over their estimated useful lives. These assets are evaluated for impairment as discussed below in Long-Lived Assets Impairment Evaluation.

	Useful Life Range	Weighted Average Life
Other intangible assets	6-20 years	12 years

LONG-LIVED ASSETS IMPAIRMENT EVALUATION: We review long-lived assets for recoverability annually and whenever events or changes in circumstances indicate carrying values may not be recoverable. Fair value is calculated using similar methodologies as discussed above in Acquisitions.

Assets Held and Used—Assets are tested for recoverability at the asset group level. If the carrying value of an asset group exceeds its undiscounted expected cash flows, then a fair value analysis is performed. An impairment charge is recognized if the carrying value exceeds the fair value.

Assets Held for Sale—An asset or business is classified as held for sale when (i) management commits to a plan to sell and it is actively marketed; (ii) it is available for immediate sale and the sale is expected to be completed within one year; and (iii) it is unlikely significant changes to the plan will be made or that the plan will be withdrawn. Upon being classified as held for sale, a recoverability test is performed, and an impairment charge is recognized if the carrying value exceeds the fair value less cost to sell. These assets are no longer depreciated or amortized. We had no material held-for-sale assets or liabilities at December 31, 2025 and December 31, 2024, respectively.

STOCK-BASED COMPENSATION: The cost of employee services received in exchange for all equity awards granted is based on the fair market value of the award as of the grant date. Expense is recognized net of an estimated forfeiture rate using the straight-line method over the vesting period of the award.

REVENUE RECOGNITION: We recognize revenue when performance obligations, under the terms of a contract with our customers, are satisfied. Substantially all of our revenue is recognized upon transfer of control of our products to our customers, which is generally upon shipment from our facilities or upon delivery to our customers' facilities, and is dependent on the terms of the specific contract. This conclusion considers the point at which our customers have the ability to direct the use of and obtain substantially all of the remaining benefits of the products that were transferred. Substantially all performance obligations are satisfied within one year or less.

The amount of consideration we receive and revenue we recognize varies with changes in various sales allowances, discounts, and rebates (variable consideration) that we offer to our customers. We reduce revenue by our estimates of variable consideration, based on contract terms and historical experience. Changes in estimates of variable consideration for the periods presented were not material.

Some of our customers have the right to return products after transfer. For this right, we recognize an estimated refund liability and a corresponding reduction to revenue, based on historical returns experience. We also record an asset and a corresponding reduction to cost of sales for our right to recover products from customers upon settling the refund liability. We reduce the carrying amount of these assets by estimates of costs associated with the recovery and any additional expected reduction in value. Our refund liability and the corresponding asset associated with our right to recover products from our customers were immaterial for the periods presented.

We expect that at contract inception, the time period between when we transfer a promised good to our customer and our receipt of payment from that customer for that good will be one year or less (our typical trade terms are 30 to 60 days for U.S. customers and up to 90 days for our international customers). We generally expense costs of obtaining a contract because the amortization period would be one year or less. Sales, value added, and other taxes collected in connection with revenue-producing activities are excluded from revenue.

SHIPPING AND HANDLING FEES AND COSTS: Shipping and handling costs are included as a component of “Cost of goods sold” in our Consolidated Statement of Operations.

RESTRUCTURING COSTS: Restructuring costs are items such as employee termination, contract termination, plant closure, and asset relocation costs related to exit activities or workforce reductions. Restructuring-related items are primarily the write-down of inventories and professional services. We recognize a liability for costs associated with an exit or disposal activity when the liability is incurred. Certain termination benefits for which employees are required to render service are recognized ratably over the respective future service periods.

INCOME TAXES: The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of our assets and liabilities and are adjusted for changes in tax rates and laws, as appropriate. A valuation allowance is provided to reduce deferred tax assets when management cannot conclude that it is more likely than not that a tax benefit will be realized. A provision is also made for incremental withholding taxes on undistributed earnings of foreign subsidiaries and related companies to the extent that such earnings are not deemed to be indefinitely invested.

The calculation of our U.S., state, and foreign tax liabilities involves dealing with uncertainties in the application of complex global tax laws. We recognize potential liabilities for anticipated tax issues which might arise in the United States and other tax jurisdictions based on management’s estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. Conversely, if the estimate of tax liabilities proves to be less than the ultimate tax assessment, a further charge to tax expense would result.

CONCENTRATION OF CREDIT RISKS, EXPOSURES, AND FINANCIAL INSTRUMENTS: We manufacture, market, and distribute products for the various end markets described in Note C. Our operations are principally located in the United States, although we also have operations in Europe, China, Canada, Mexico, and other countries.

At December 31, 2025, we had cash and cash equivalents of $587.4 primarily invested in interest-bearing bank accounts and in bank time deposits with original maturities of three months or less. A substantial majority of these funds are held in the international accounts of our foreign operations. Due to capital requirements in various jurisdictions, $101.4 of this cash was inaccessible for repatriation at year end. Inaccessible cash balances can fluctuate based on the amount of foreign distributable profits available and the variability of our foreign cash balances.

We maintain allowances for potential credit losses. We perform ongoing credit evaluations of our customers’ financial conditions and generally require no collateral from our customers, some of which are highly leveraged.

We have no material guarantees or liabilities for product warranties which require disclosure.

From time to time, we enter into contracts to hedge foreign currency denominated transactions and interest rates related to our debt. To minimize the risk of counterparty default, only highly-rated financial institutions that meet certain requirements are used. We do not anticipate that any of the financial institution counterparties will default on their obligations.

The carrying value of cash and short-term financial instruments approximates fair value due to the short maturity of those instruments.

OTHER RISKS: Although we obtain insurance for workers’ compensation, automobile, product and general liability, property loss, and medical claims, we have elected to retain a significant portion of expected losses through the use of deductibles. Accrued liabilities include estimates for unpaid reported claims and for claims incurred but not yet reported. Provisions for losses are recorded based upon reasonable estimates of the aggregate liability for claims incurred utilizing our prior experience and information provided by our third-party administrators and insurance carriers.

DERIVATIVE FINANCIAL INSTRUMENTS: We utilize derivative financial instruments to manage market and financial risks related to foreign currency and interest rates. We seek to use derivative contracts that qualify for hedge accounting treatment; however, some instruments that economically manage currency risk may not qualify for hedge accounting treatment. It is our policy not to speculate using derivative instruments.

Under hedge accounting, we formally document our hedge relationships, including identification of the hedging instruments and the hedged items, as well as our risk management objectives and strategies for entering into the hedge transaction. The process includes designating derivative instruments as hedges of specific assets, liabilities, firm commitments, or forecasted transactions. We also formally assess, both at inception and on a quarterly basis thereafter, whether the underlying transactions are probable of occurring. If it is determined that an underlying transaction is probable of not occurring, deferred gains or losses are recorded in the Consolidated Statements of Operations on the same line item as the hedged item.

On the date the contract is entered into, we designate the derivative as one of the following types of hedging instruments and account for it as follows:

Cash Flow Hedge—The hedge of a forecasted transaction or of the variability of cash flows to be received or paid, related to a recognized asset or liability or anticipated transaction, is designated as a cash flow hedge. The change in fair value is recorded in "Accumulated other comprehensive loss" in our Consolidated Balance Sheets. When the hedged item impacts the Consolidated Statements of Operations, the gain or loss included in "Other comprehensive income (loss), net of tax" in our Consolidated Statements of Comprehensive Income (Loss) is reported on the same line of the Consolidated Statements of Operations as the hedged item, to match the gain or loss on the derivative to the gain or loss on the hedged item. Specifically, we regularly use currency cash flow hedges to manage risk associated with exchange rate volatility of various currencies and occasionally use interest rate cash flow hedges to manage interest rate risks. Settlements associated with the sale or production of product are presented in operating cash flows, and settlements associated with debt issuance are presented in financing cash flows.

Fair Value Hedge and Derivatives not Designated as Hedging Instruments—These derivatives typically manage foreign currency risk associated with subsidiaries' assets and liabilities or unrecognized firm commitments. The changes in fair value of the derivative, along with the gain or loss on the hedged item that is attributable to the hedged risk, are recorded in earnings and reported in the Consolidated Statements of Operations, and in the case of fair value hedges, on the same line as the hedged item. Cash flows from settled contracts are presented in the category consistent with the nature of the item being hedged.

FOREIGN CURRENCY TRANSLATION: The functional currency for most foreign operations is the local currency. The translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for income and expense accounts using monthly average exchange rates. The cumulative effects of translating the functional currencies into the U.S. dollar are included in comprehensive income.

FAIR VALUE MEASUREMENTS: We utilize fair value measures for both financial and non-financial assets and liabilities.

For financial assets (including pension plan investments) and liabilities measured on a recurring basis, fair value measurements are established using a three-level valuation hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following categories:

- Level 1: Quoted prices for identical assets or liabilities in active markets.
- Level 2: Inputs, other than quoted prices included in Level 1, that are observable for the asset or liability either directly or indirectly. Short-term investments in this category are valued using discounted cash flow techniques with all significant inputs derived from or supported by observable market data. Derivative assets and liabilities in this category are valued using models that consider various assumptions and information from market-corroborated sources. The models used are primarily industry-standard models that consider items such as quoted prices, market interest rate curves applicable to the instruments being valued as of the end of each period, discounted cash flows, volatility factors, current market, and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace.
- Level 3: Unobservable inputs that are not corroborated by market data.

Non-financial assets and liabilities measured on a non-recurring basis are primarily purchase price allocations for assets and liabilities of acquired companies and evaluations of goodwill and long-lived assets for potential impairment. Determining fair values for these items requires significant judgment and includes a variety of methods and models that utilize significant Level 3 inputs. See "GOODWILL" above for additional information. We did not complete any acquisitions during the periods presented.

RECLASSIFICATIONS: Certain immaterial reclassifications have been made to the prior years' information in the Consolidated Financial Statements and related notes to conform to the 2025 presentation.

NEW ACCOUNTING GUIDANCE: The Financial Accounting Standards Board (FASB) regularly issues updates to the FASB Accounting Standards Codification that are communicated through issuance of an Accounting Standards Update (ASU). Below is a summary of the ASUs that are most relevant to our financial statements:

Adopted in the current year

- ASU 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures": This ASU requires disclosure of specific categories within the rate reconciliation, as well as the disaggregation of income taxes paid, net of refunds received, by jurisdiction. We adopted the new standard effective for the year ended December 31, 2025, and have applied the new disclosure requirements on a prospective basis to the current reporting period only. As a result, we have enhanced our income tax disclosures presented in Note O. The adoption of this ASU affects disclosures only and has no effect on our financial condition and results of operations.

To be adopted in future years

- ASU 2024-03 "Income Statement (Subtopic 220-40)—Reporting Comprehensive Income—Expense Disaggregation Disclosures": This ASU requires disaggregated disclosures for specific categories such as inventory purchases, employee compensation, depreciation, and amortization, as well as other qualitative descriptions. This guidance will be effective for our annual periods beginning January 1, 2027, and interim periods beginning January 1, 2028. Early adoption is permitted and may be applied prospectively or retrospectively. We are currently evaluating the impact of adopting this guidance.
- ASU 2025-06 "Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software": This ASU removes the prescriptive and sequential software development stages (referred to as "project stages") and requires capitalization to begin when management has authorized and committed to funding the project and it is probable that the project will be both completed and used to perform its intended function. This guidance will be effective January 1, 2028 (for both annual and interim reporting periods). Early adoption is permitted and may be applied prospectively, retrospectively, or using a modified transition approach. We are currently evaluating the impact of adopting this guidance.
- ASU 2025-09 "Derivatives and Hedging (Topic 815): Hedge Accounting Improvements": This ASU clarifies certain aspects of the guidance on hedge accounting. This guidance will be effective January 1, 2028 (for both annual and interim reporting periods). Early adoption is permitted and must be applied prospectively. We are currently evaluating the impact of adopting this guidance.

The FASB has issued accounting guidance, in addition to the issuance discussed above, effective for current and future periods. This guidance did not have a material impact on our current financial statements, and we do not believe it will have a material impact on our future financial statements.

B—Revenue

Revenue by Product Family

We disaggregate revenue by customer group, which is the same as our product families for each of our segments, as we believe this best depicts how the nature, amount, timing, and uncertainty of our revenue and cash flows are affected by economic factors. For information regarding our segment structure, see Note C.

	Year Ended December 31,		
	2025	**2024**	**2023**
Bedding Products			
Bedding Group	**$ 1,558.4**	$ 1,751.7	$ 1,964.7
	1,558.4	1,751.7	1,964.7
Specialized Products			
Automotive Group	**794.3**	834.6	878.4
Aerospace Products Group [1]	**132.2**	190.2	154.1
Hydraulic Cylinders Group	**195.9**	214.3	247.3
	1,122.4	1,239.1	1,279.8
Furniture, Flooring & Textile Products			
Home Furniture Group	**250.9**	273.8	300.5
Work Furniture Group	**276.1**	272.3	272.8
Flooring & Textile Products Group	**847.3**	846.7	907.5
	1,374.3	1,392.8	1,480.8
	$ 4,055.1	$ 4,383.6	$ 4,725.3

[1] In August 2025, we divested our Aerospace Products Group (see Note S).

C—Segment Information

We have three operating segments that supply a wide range of products:

- ***Bedding Products:*** This segment supplies a variety of components used by bedding manufacturers in the production and assembly of their finished products, as well as produces private label finished mattresses and adjustable bed bases. This segment is also vertically integrated into the production and supply of specialty foam chemicals, steel rod, and drawn steel wire to our own operations and to external customers. We also supply steel rod and wire to trade customers that operate in a broad range of markets.
- ***Specialized Products:*** From this segment, we supply lumbar support systems, seat suspension systems, motors and actuators, and control cables used by automotive manufacturers. We also produce and distribute engineered hydraulic cylinders used in the material-handling and heavy construction industries. On August 29, 2025, we divested our Aerospace Products Group, as discussed in Note S.
- ***Furniture, Flooring & Textile Products:*** Operations in this segment supply a wide range of components for residential and work furniture manufacturers, as well as select lines of private label finished furniture. We also produce or distribute carpet cushion, hard surface flooring underlayment, and textile and geo components.

Our reportable segments are the same as our operating segments, which correspond with our management organizational structure. Each of our segments has an executive vice president who has accountability to, and maintains regular contact with, our CEO, who is the chief operating decision maker (CODM).

The accounting policies used in the preparation of the segment information are the same as those used for the consolidated financial statements. Earnings Before Interest and Taxes (EBIT) is used by the CODM to evaluate segment performance, allocate overall resources, and determine management incentive compensation. Intersegment sales are made primarily at prices that approximate market-based selling prices.

Centrally incurred costs are allocated to the segments based on estimates of services used by the segment. Certain of our general and administrative costs and miscellaneous corporate income and expenses are allocated to the segments based on sales or other appropriate metrics. These allocated corporate costs include depreciation and other costs and income related to assets that are not allocated or otherwise included in the segment assets.

A summary of segment results for the periods presented is as follows:

Year Ended December 31, 2025	Bedding Products	Specialized Products	Furniture, Flooring & Textile Products	Total
Trade sales [1]	$ 1,558.4	$ 1,122.4	$ 1,374.3	$ 4,055.1
Inter-segment sales	21.0	1.6	7.5	30.1
Total segment sales	1,579.4	1,124.0	1,381.8	4,085.2
Less:				
Depreciation and amortization	55.1	34.7	18.3	108.1
Nonoperating assets depreciation and amortization [2]	5.5	3.9	4.9	14.3
Total depreciation and amortization	60.6	38.6	23.2	122.4
Gain on sale of Aerospace Products Group (See Note S)	—	(90.9)	—	(90.9)
Restructuring, restructuring-related, and impairment charges (See Note E)	26.0	7.5	2.7	36.2
Gain on sale of real estate	(21.7)	(1.7)	(5.7)	(29.1)
Net gain from insurance proceeds	(34.7)	—	—	(34.7)
Other segment items [3]	1,450.5	966.2	1,283.0	3,699.7
Segment EBIT	$ 98.7	$ 204.3	$ 78.6	381.6
Intersegment eliminations and other [4]				(25.6)
Interest expense net of interest income				(66.3)
Earnings (loss) before income taxes				$ 289.7

Year Ended December 31, 2024	Bedding Products	Specialized Products	Furniture, Flooring & Textile Products	Total
Trade sales [1]	$ 1,751.7	$ 1,239.1	$ 1,392.8	$ 4,383.6
Inter-segment sales	25.0	3.3	9.8	38.1
Total segment sales	1,776.7	1,242.4	1,402.6	4,421.7
Less:				
Depreciation and amortization	59.0	43.0	21.7	123.7
Nonoperating assets depreciation and amortization [2]	5.0	3.4	3.9	12.3
Total depreciation and amortization	64.0	46.4	25.6	136.0
Goodwill impairment (See Note F)	587.9	43.6	44.5	676.0
Restructuring, restructuring-related, and impairment charges (See Note E)	37.4	10.1	2.3	49.8
Gain on sale of real estate	(30.9)	—	—	(30.9)
Net gain from insurance proceeds	—	—	(2.2)	(2.2)
Other segment items [3]	1,667.3	1,077.9	1,274.2	4,019.4
Segment EBIT	$ (549.0)	$ 64.4	$ 58.2	(426.4)
Intersegment eliminations and other [4]				(3.5)
Interest expense net of interest income				(79.3)
Earnings (loss) before income taxes				$ (509.2)

Form 10-K

Year Ended December 31, 2023	Bedding Products	Specialized Products	Furniture, Flooring & Textile Products	Total
Trade sales [1]	$ 1,964.7	$ 1,279.8	$ 1,480.8	$ 4,725.3
Inter-segment sales	31.9	1.5	11.7	45.1
Total segment sales	1,996.6	1,281.3	1,492.5	4,770.4
Less:				
Depreciation and amortization	103.9	41.1	22.5	167.5
Nonoperating assets depreciation and amortization [2]	5.3	3.3	3.8	12.4
Total depreciation and amortization	109.2	44.4	26.3	179.9
Long-lived asset impairment (See Note F)	443.7	—	—	443.7
Gain on sale of real estate	(5.4)	—	(5.5)	(10.9)
Net gain from insurance proceeds	(1.9)	—	(7.0)	(8.9)
Other segment items [3]	1,795.2	1,111.9	1,350.1	4,257.2
Segment EBIT	$ (344.2)	$ 125.0	$ 128.6	(90.6)
Intersegment eliminations and other				.2
Interest expense net of interest income				(83.0)
Earnings (loss) before income taxes				$ (173.4)

[1] See Note B for revenue by product family.

[2] Nonoperating assets are not allocated to segments for internal reporting presentations. A portion of amortization and depreciation is included with various other costs in an overhead allocation to each segment.

[3] Other segment items included in segment EBIT but not regularly provided to the CODM are comprised of "Cost of goods sold", "Selling and administrative expenses", and "Other (income) expense, net" shown in the Consolidated Statements of Operations.

[4] Intersegment eliminations and other included $22.0 for a pension settlement (see Note M) and $3.4 for Somnigroup International Inc. unsolicited offer evaluation costs (see Note U) in 2025 and $3.7 in CEO transition compensation costs in 2024.

Average assets for our segments are shown in the table below and reflect the basis for return measures used by management to evaluate segment performance. These segment totals include working capital (current assets and current liabilities utilized in operations) plus net property, plant and equipment. Segment assets for all years are reflected at their estimated average for the year.

	Year Ended December 31,	
	Assets	Additions to Property, Plant and Equipment
2025		
Bedding Products	**$ 635.5**	**$ 19.8**
Specialized Products	**363.0**	**26.0**
Furniture, Flooring & Textile Products	**331.1**	**9.3**
Average current liabilities included in segment numbers above	**650.0**	**—**
Unallocated assets and other [1]	**1,807.3**	**2.1**
Difference between average assets and year-end balance sheet	**(250.5)**	**—**
	$ 3,536.4	**$ 57.2**
2024		
Bedding Products	$ 741.8	$ 30.5
Specialized Products	398.7	35.2
Furniture, Flooring & Textile Products	346.1	9.7
Average current liabilities included in segment numbers above	692.7	—
Unallocated assets and other [1, 2]	1,634.0	6.2
Difference between average assets and year-end balance sheet	(151.7)	—
	$ 3,661.6	$ 81.6
2023		
Bedding Products	$ 815.2	$ 47.3
Specialized Products	398.6	42.7
Furniture, Flooring & Textile Products	390.3	12.7
Average current liabilities included in segment numbers above	736.1	—
Unallocated assets and other [1]	2,403.2	11.1
Difference between average assets and year-end balance sheet	(108.9)	—
	$ 4,634.5	$ 113.8

[1] Unallocated assets consists primarily of goodwill, other intangibles, cash, and deferred tax assets.

[2] 2024 unallocated assets reflects a $676.0 goodwill impairment as discussed in Note F.

Trade sales and tangible long-lived assets are presented below, based on the geography of manufacture.

	Year Ended December 31,		
	2025	**2024**	**2023**
Trade sales			
Foreign sales			
Europe	**$ 616.9**	$ 660.6	$ 715.2
China	**409.5**	443.5	464.7
Canada	**289.6**	289.5	296.6
Mexico	**187.1**	214.0	232.6
Other	**140.4**	143.4	139.2
Total foreign sales	**1,643.5**	1,751.0	1,848.3
United States	**2,411.6**	2,632.6	2,877.0
Total trade sales	**$ 4,055.1**	$ 4,383.6	$ 4,725.3
Tangible long-lived assets			
Foreign tangible long-lived assets			
Europe	**$ 140.1**	$ 144.9	$ 149.4
China	**45.1**	44.3	47.1
Canada	**21.9**	23.1	25.6
Mexico	**12.6**	11.6	14.3
Other	**8.9**	6.8	7.3
Total foreign tangible long-lived assets	**228.6**	230.7	243.7
United States	**435.4**	493.7	537.5
Total tangible long-lived assets	**$ 664.0**	$ 724.4	$ 781.2

D—Earnings (Loss) Per Share (EPS)

Basic and diluted earnings (loss) per share were calculated as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
Net earnings (loss)			
Net earnings (loss)	**$ 235.4**	$ (511.4)	$ (136.8)
Earnings attributable to noncontrolling interest, net of tax	**—**	(.1)	—
Net earnings (loss) attributable to Leggett & Platt, Inc. common shareholders	**$ 235.4**	$ (511.5)	$ (136.8)
Weighted average number of shares (in millions)			
Weighted average number of common shares used in basic EPS	**138.5**	137.3	136.3
Dilutive effect of stock-based compensation	**1.2**	—	—
Weighted average number of common shares and dilutive potential common shares used in diluted EPS	**139.7**	137.3	136.3
Basic and diluted EPS			
Basic EPS attributable to Leggett & Platt, Inc. common shareholders	**$ 1.70**	$ (3.73)	$ (1.00)
Diluted EPS attributable to Leggett & Platt, Inc. common shareholders	**$ 1.69**	$ (3.73)	$ (1.00)
Other information			
Anti-dilutive shares excluded from diluted EPS computation	**.5**	.5	.5
Cash dividends declared per share	**$ .20**	$ .61	$ 1.82

E—Restructuring and Related Activities

Restructuring and restructuring-related activity for 2023 was $2.9 and was not associated with any formal plan.

In 2024, we committed to a restructuring plan (the 2024 Restructuring Plan or 2024 Plan). The 2024 Plan was primarily associated with our Bedding Products segment and included, to a lesser extent, our Furniture, Flooring & Textile Products segment, our Specialized Products segment, and general and administrative cost structure initiatives.

Over the course of the restructuring timeline, we consolidated 17 production and distribution facilities in the Bedding Products segment and four production facilities in the Furniture, Flooring & Textile Products segment. We optimized manufacturing and operating efficiencies in the Hydraulic Cylinders Group, and reduced our corporate general and administrative expenses. All of these activities were substantially complete by the end of 2025.

The following table presents all 2024 Plan restructuring and restructuring-related activity, including impairments, for the periods presented:

	Total Approximate Amount Expected to be Incurred	Total Amount Incurred to Date Since January 1, 2024	Total Incurred for the Year Ended December 31,	
			2025	2024
2024 Restructuring Plan activity:				
Net cash restructuring and restructuring-related costs	$ 40	$ 39.0	**$ 8.7**	$ 30.3
Net non-cash restructuring and restructuring-related costs	17	15.3	**2.0**	13.3
Total net restructuring and restructuring-related costs	57	54.3	**10.7**	43.6
Goodwill and long-lived asset impairment costs [1]	23	23.2	**19.0**	4.2
Total net restructuring and restructuring-related activity, including impairments	$ 80	$ 77.5	**$ 29.7**	$ 47.8

[1] This includes $.7 of goodwill impairment in 2024 related to a small U.S. machinery business within the Bedding Products segment that reached held-for-sale status in the fourth quarter of 2024 and was sold in the first quarter of 2025 as discussed in Note S.

The table below presents the restructuring and restructuring-related activity for the periods presented:

	Consolidated Statements of Operations Presentation	Year Ended December 31, 2025	Year Ended December 31, 2024
2024 Plan restructuring costs (gains):			
Termination benefits, relocation, and other restructuring costs	Other (income) expense, net	**$ 6.0**	$ 18.5
2024 Plan restructuring-related costs (gains):			
Inventory obsolescence and other	Cost of goods sold	**2.0**	13.2
Professional services and other	Selling and administrative expenses	**1.1**	13.5
Net loss (gain) on disposal of assets and businesses	Net gain on disposal of assets and businesses	**1.6**	(1.6)
Total 2024 Plan restructuring-related costs (gains)		**4.7**	25.1
Total 2024 Plan net restructuring and restructuring-related costs (gains)		**$ 10.7**	$ 43.6
Other restructuring costs (gains):[1]			
Termination benefits, relocation, and other restructuring costs	Other (income) expense, net	**$ 5.1**	$ .2
Other restructuring-related (gains) costs:			
Inventory obsolescence and other	Cost of goods sold	**1.6**	—
Professional services and other	Selling and administrative expenses	**.9**	2.7
Net (gain) loss on disposal of assets and businesses	Net gain on disposal of assets and businesses	**(.9)**	—
Gain on sale of Aerospace Products Group	Gain on sale of Aerospace Products Group	**(90.9)**	—
Total other restructuring-related (gains) costs		**(89.3)**	2.7
Total other net restructuring and restructuring-related (gains) costs		**$ (84.2)**	$ 2.9

[1] This includes cash charges for divestiture-related expenses associated with the sale of our Aerospace Products Group, as discussed in Note S. Costs were $2.2 and $2.7 in the years ended December 31, 2025 and 2024, respectively.

Net restructuring and restructuring-related 2024 Plan costs by segment were as follows:

	Year Ended December 31, 2025	Year Ended December 31, 2024
Bedding Products	**$ 5.6**	$ 33.9
Specialized Products	**3.5**	7.4
Furniture, Flooring & Textile Products	**1.6**	2.3
Total	**$ 10.7**	$ 43.6

We recognized gains from the sale of real estate associated with the 2024 Plan of $24.3 and $16.6 in the years ended December 31, 2025 and December 31, 2024, respectively. These gains are not reflected in the tables above.

Accrued liabilities associated with our total restructuring initiatives were $1.7 and $1.0 at December 31, 2025 and December 31, 2024, respectively.

2026 Restructuring Plan

On February 24, 2026, we committed to a smaller restructuring plan to consolidate two manufacturing facilities in our Specialty Foam business unit in our Bedding Products segment and one manufacturing facility within our Furniture, Flooring & Textile Products segment into other existing facilities (2026 Restructuring Plan). These actions are expected to improve our manufacturing efficiency and enhance profitability and are anticipated to be substantially complete by the end of 2026. We expect to incur restructuring and restructuring-related pretax costs of approximately $15. Approximately $10 of these costs are cash charges, most of which are from facility closure and asset relocation costs and, to a lesser extent, employee termination costs. We expect to incur approximately $5 of non-cash charges, a majority of which is related to accelerated depreciation of property, plant and equipment and, to a lesser extent, an operating lease right-of-use asset impairment.

We are continuing to evaluate opportunities to improve our cost structure and profitability across our businesses. The execution of any of these opportunities may result in additional restructuring costs, restructuring-related costs, or impairments.

F—Impairment Charges

Pretax impairment charges are reported in “Goodwill impairment” and “Long-lived asset impairment” in the Consolidated Statements of Operations and summarized in the table below.

	Year Ended December 31, 2025	Year Ended December 31, 2024			Year Ended December 31, 2023
	Other Long-Lived Assets Impairment	**Goodwill Impairment**	**Other Long-Lived Assets Impairment**	**Total Impairments**	**Other Long-Lived Assets Impairment**
Bedding Products	**$ 17.8**	$ 587.9	$ 4.6	$ 592.5	$ 443.7
Specialized Products	**.6**	43.6	.8	44.4	—
Furniture, Flooring & Textile Products	**.6**	44.5	.9	45.4	—
Total impairment charges	**$ 19.0**	$ 676.0	$ 6.3	$ 682.3	$ 443.7

Goodwill

Our second quarter annual 2025 goodwill testing did not indicate any impairments. There have been no triggering events since our 2025 testing. The fair values of our reporting units in relation to their respective carrying values and significant assumptions used are presented in the tables below. If actual results differ materially from estimates used in our calculations, we could incur future impairment charges. These tables exclude Hydraulic Cylinders, as this unit had no goodwill remaining after the second quarter 2024 impairment of $43.6.

2025

Fair Value over Carrying Value divided by Carrying Value	December 31, 2025 Goodwill Value	Compound Annual Growth Rate (CAGR) Range for Sales	Terminal Values Long-term Growth Rate for Debt-Free Cash Flow	Discount Rate Ranges
Less than 50%[1]	**$ 447.1**	**<1 - 4%**	**3%**	**15% - 17%**
51-100%	**304.3**	**(2) - 4**	**3**	**15 -17**
	$ 751.4	**(2%) - 4%**	**3%**	**15% - 17%**

2024

Fair Value over Carrying Value divided by Carrying Value	December 31, 2024 Goodwill Value	CAGR Range for Sales	Terminal Values Long-term Growth Rate for Debt-Free Cash Flow	Discount Rate Ranges
Less than 50% [1]	$ 430.4	(1%) - 12%	3%	14% - 17%
101-300%	364.0	3 - 7	3	14
	$ 794.4	(1%) - 12%	3%	14% - 17%

[1] This category includes Bedding, Home Furniture, and Work Furniture for 2025 and Bedding, Aerospace, and Work Furniture for 2024.

- The fair value of our Bedding reporting unit exceeded its carrying value by 20% at our second quarter 2025 testing date. The fair value of our Bedding reporting unit was less than its carrying value at our second quarter 2024 testing date, resulting in a partial goodwill impairment of $587.2. Goodwill associated with this reporting unit was $323.7 and $310.0 at December 31, 2025 and 2024, respectively.
- We sold our Aerospace reporting unit in the third quarter of 2025 as discussed in Note S. At our second quarter 2025 testing date, this unit was held for sale, and its fair value exceeded its carrying value by 48%. Goodwill associated with this reporting unit was $66.8 at December 31, 2024.
- The fair value of our Home Furniture reporting unit exceeded its carrying value by 34% at our second quarter 2025 testing date. Goodwill associated with this reporting unit was $68.4 and $67.7 at December 31, 2025 and 2024, respectively.
- The fair value of our Work Furniture reporting unit exceeded its carrying value by 29% at our second quarter 2025 testing date. The fair value of our Work Furniture reporting unit was less than its carrying value at our second quarter 2024 testing date, resulting in a partial goodwill impairment of $44.5. Goodwill associated with this reporting unit was $55.0 and $53.6 at December 31, 2025 and 2024, respectively.

The 2024 annual goodwill impairment testing resulted in a $675.3 non-cash goodwill impairment charge. In general, the fair values for our reporting units as discussed above decreased versus 2023 due to macroeconomic pressures, including low demand, particularly in residential end markets. The fair values of our reporting units were reconciled to our consolidated market capitalization, which decreased due to the significant decline in stock price during the second quarter of 2024. Also, we recorded a $.7 non-cash goodwill impairment charge related to a small U.S. machinery business within the Bedding Products segment that reached held-for-sale status in the fourth quarter of 2024 and was sold in the first quarter of 2025 as discussed in Note S. There were no goodwill impairments for 2023.

<u>Other Long-Lived Assets</u>

As discussed in Note A, we test other long-lived assets for recoverability at year end and whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

As discussed in Note E, impairment charges of $19.0 in 2025 were related to the 2024 Plan and were primarily related to lease impairments. We had $6.3 of long-lived asset impairment charges in 2024, of which $3.5 were associated with the 2024 Plan.

Late in the fourth quarter of 2023, we had a triggering event to review long-lived assets and test for impairment when certain of our Elite Comfort Solutions and Kayfoam customers notified us of efforts to improve their financial position by moving their business to or exploring alternative suppliers, which adversely impacted our future cash flow forecast. Although estimated undiscounted cash flows had previously exceeded carrying values, updated sales and earnings forecasts completed in early January 2024 indicated reduced expected cash flows. As a result, we performed recoverability and impairment testing, which led to a non-cash pretax charge of $443.7 for long-lived asset impairments (primarily customer relationships, technology, and trademarks) in the Bedding Products segment for the fourth quarter of 2023. This impairment was unrelated to the 2024 Restructuring Plan discussed in Note E.

This impairment represents substantially all of the intangibles associated with the asset groups noted above. We believe the estimates and assumptions utilized in our impairment testing are reasonable and are comparable to those that would be used by other market participants. However, if actual results differ materially from estimates used in these calculations, we could incur future impairment charges.

G—Goodwill and Other Intangible Assets

The changes in the carrying amounts of goodwill are as follows:

	Bedding Products	Specialized Products	Furniture, Flooring & Textile Products	Total
Net goodwill as of January 1, 2024	$ 906.5	$ 233.7	$ 349.6	$1,489.8
Impairment charges	(587.9)	(43.6)	(44.5)	(676.0)
Foreign currency translation adjustment	(8.6)	(7.2)	(3.6)	(19.4)
Net goodwill as of December 31, 2024	310.0	182.9	301.5	794.4
Allocations to divested businesses (see Note S)	**—**	**(67.8)**	**(1.1)**	**(68.9)**
Foreign currency translation adjustment	**13.7**	**7.5**	**4.7**	**25.9**
Net goodwill as of December 31, 2025 [1]	**$ 323.7**	**$ 122.6**	**$ 305.1**	**$ 751.4**
[1] Net goodwill as of December 31, 2025 is comprised of:				
Gross goodwill	**$ 917.0**	**$ 258.3**	**$ 600.2**	**$1,775.5**
Accumulated impairment charges	**(593.3)**	**(135.7)**	**(295.1)**	**(1,024.1)**
Net goodwill as of December 31, 2025	**$ 323.7**	**$ 122.6**	**$ 305.1**	**$ 751.4**

The gross carrying amount and accumulated amortization by intangible asset class, included in "Other intangibles, net" on the Consolidated Balance Sheets, are as follows. No material intangible assets were acquired during the periods presented.

	December 31, 2025		
	Gross Carrying Amount	Accumulated Amortization	Net Intangibles
Customer-related intangibles	**$ 108.7**	**$ 72.3**	**$ 36.4**
Technology	**80.5**	**64.5**	**16.0**
Patents and trademarks [1]	**68.4**	**36.6**	**31.8**
Non-compete agreements, supply agreements and other	**26.7**	**19.6**	**7.1**
Total	**$ 284.3**	**$ 193.0**	**$ 91.3**

	December 31, 2024		
Customer-related intangibles	$ 193.0	$ 120.5	$ 72.5
Technology	85.8	63.8	22.0
Patents and trademarks [1]	77.6	39.4	38.2
Non-compete agreements, supply agreements and other	30.0	22.3	7.7
Total [2]	$ 386.4	$ 246.0	$ 140.4

[1] $8.5 and $17.4 of our trademarks at December 31, 2025 and December 31, 2024, respectively, are not subject to amortization.

[2] Net intangible assets included in the divestiture of the Aerospace Products Group, as discussed in Note S, were $39.1.

Estimated amortization expense for the next five years is as follows:

2026	$ 15.7
2027	15.0
2028	14.3
2029	13.1
2030	7.3

H—Accounts and Other Receivables

Accounts and other receivables at December 31 consisted of the following:

	2025		2024	
	Current	**Long-term**	**Current**	**Long-term**
Total trade receivables	**$ 453.4**	**$ .1**	$ 517.2	$ —
Allowance for doubtful accounts - trade receivables	**(19.7)**	**—**	(14.2)	—
Trade receivables, net	**$ 433.7**	**$ .1**	$ 503.0	$ —
Taxes receivable, including income taxes	**8.0**	**—**	4.1	—
Value-added taxes (VAT) recoverable [1]	**11.8**	**—**	40.1	6.0
Rebates receivable	**5.9**	**—**	3.9	—
Divestitures receivable [2]	**4.2**	**—**	—	—
Other receivables	**12.3**	**5.0**	8.3	4.5
Other receivables, net	**$ 42.2**	**$ 5.0**	$ 56.4	$ 10.5

[1] This includes recoverable amounts from various countries. As of December 31, 2024, we had outstanding Mexico VAT receivables of $35.5, primarily due to delays in processing refunds by the local tax authorities. Refunds received during 2025 reduced this receivable to $2.1 at December 31, 2025.

[2] We collected the final working capital adjustment for the Aerospace Group divestiture in January 2026.

Activity related to the allowance for doubtful accounts is reflected below:

	Balance at December 31, 2023	Change in Provision	Less: Net Charge-offs/ (Recoveries) and Other	Balance at December 31, 2024	Change in Provision	Less: Net Charge-offs/ (Recoveries) and Other	Balance at December 31, 2025
Total allowance for doubtful accounts on trade receivables	$ 10.5	$ 6.3	$ 2.6	$ 14.2	**$ 6.7**	**$ 1.2**	**$ 19.7**

I—Supplemental Balance Sheet Information

Additional supplemental balance sheet details at December 31 consisted of the following:

	2025	2024
Other noncurrent assets		
Deferred income taxes (see Note O)	**$ 27.1**	$ 18.3
Diversified investments associated with stock-based compensation plans (see Note L)	**55.9**	51.4
Pension plan assets (see Note M)	**11.6**	7.3
Tooling and molds	**9.2**	11.6
Finance leases (see Note K)	**3.9**	3.6
Other	**40.5**	44.0
	$ 148.2	$ 136.2
Accrued expenses		
Wages and commissions payable	**$ 80.6**	$ 85.9
Workers' compensation, vehicle-related and product liability, medical/disability	**36.2**	40.7
Sales promotions	**24.9**	25.8
Liabilities associated with stock-based compensation plans (see Note L)	**5.0**	5.5
Accrued interest	**11.3**	10.8
General taxes, excluding income taxes	**21.0**	18.4
Legal contingency accruals (see Note T)	**1.8**	1.4
Other	**46.5**	53.7
	$ 227.3	$ 242.2
Other current liabilities		
Dividends payable	**$ 6.8**	$ 6.7
Customer deposits	**10.5**	12.5
Additional consideration for acquisition of businesses	**—**	5.3
Derivative financial instruments (see Note R)	**1.2**	6.7
Liabilities associated with stock-based compensation plans (see Note L)	**4.4**	3.7
Outstanding checks in excess of book balances	**1.3**	9.4
Other	**3.9**	7.5
	$ 28.1	$ 51.8
Other long-term liabilities		
Liability for pension benefits (see Note M)	**$ 2.5**	$ 6.6
Liabilities associated with stock-based compensation plans (see Note L)	**60.6**	51.2
Net reserves for tax contingencies	**4.4**	4.5
Deferred compensation	**8.2**	9.0
Other	**7.3**	10.9
	$ 83.0	$ 82.2

J—Long-Term Debt

Our multi-currency credit facility was amended in July 2025 and matures on July 24, 2030. It provides us the ability, from time to time, subject to certain restrictive covenants and customary conditions, to borrow, repay, and re-borrow up to $1,000.0 (previous to the amendment was $1,200.0). At December 31, 2025, we were in compliance with all of our debt covenants. Capitalized terms used in this section but not defined herein have the meanings set forth in the Credit Agreement.

Our credit facility contains restrictive covenants, which include: (a) a Leverage Ratio requiring us to maintain, as of the last day of each fiscal quarter, (i) Consolidated Funded Indebtedness minus the lesser of: (A)

Unrestricted Cash, or (B) $750.0 to (ii) Consolidated EBITDA for the four consecutive trailing quarters most recently ended on or prior to such date, such ratio not being greater than 3.50 to 1.00; provided however, subject to certain limitations, if we make a Material Acquisition, at our election, the maximum Leverage Ratio shall be 4.00 to 1.00 for the fiscal quarter during which such Material Acquisition is consummated and the next three consecutive fiscal quarters; (b) a limitation of the amount of total secured obligations to 15% of our total consolidated assets; and (c) a limitation on our ability to sell, lease, transfer, or dispose of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole (other than accounts receivable sold in a Permitted Securitization Transaction, products sold in the ordinary course of business and our ability to sell, lease, transfer, or dispose of any of our assets or the assets of one of our subsidiaries to us or one of our subsidiaries, as applicable) at any given point in time.

During the year ended December 31, 2024, we repaid $300.0 of 3.80% Senior Notes.

Long-term debt, interest rates, and due dates at December 31 are as follows:

	2025			2024		
	Year-end Interest Rate	Due Date Through	Balance	Year-end Interest Rate	Due Date Through	Balance
Senior Notes [1]	**3.5%**	**2027**	**$ 500.0**	3.5%	2027	$ 500.0
Senior Notes [1]	**4.4%**	**2029**	**500.0**	4.4%	2029	500.0
Senior Notes [1]	**3.5%**	**2051**	**500.0**	3.5%	2051	500.0
Industrial development bonds - variable interest rates	**4.6%**	**2030**	**3.8**	5.0%	2030	3.8
Commercial paper [2]	**—%**	**2030**	**—**	5.1%	2026	368.0
Finance leases			**3.9**			3.7
Other, partially secured			**—**			.3
Unamortized discounts and deferred loan costs			**(10.0)**			(11.7)
Total debt			**1,497.7**			1,864.1
Less: current maturities			**1.5**			1.3
Total long-term debt			**$ 1,496.2**			$ 1,862.8

[1] Senior notes are unsecured and unsubordinated obligations. For each of the senior notes: (i) interest is paid semi-annually in arrears; (ii) principal is due at maturity with no sinking fund; and (iii) we may, at our option, at any time, redeem all or a portion of any of the debt at a make-whole redemption price equal to the greater of: (a) 100% of the principal amount of the notes being redeemed; and (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon to the "par call date," discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a specified discount rate, determined by the terms of each respective note. The senior notes may also be redeemed by us within 90 days of maturity (or within 180 days of maturity for the notes maturing in 2051) at 100% of the principal amount plus accrued and unpaid interest, and we are required to offer to purchase such notes at 101% of the principal amount, plus accrued and unpaid interest, if we experience a Change of Control Repurchase Event, as defined in the Senior Notes. Also, each respective senior note contains restrictive covenants, including a limitation on secured debt of 15% of our consolidated assets, a limitation on sale and leaseback transactions, and a limitation on certain consolidations, mergers, and sales of assets.

[2] The weighted average interest rate for the net commercial paper activity during the years ended December 31, 2025 and 2024 was 5.0% and 5.6%, respectively. We view the notes as a source of long-term funds and have classified the borrowings under the commercial paper program as long-term borrowings on our balance sheet. We have the intent to roll over such obligations on a long-term basis and have the ability to refinance these borrowings on a long-term basis, as evidenced by our $1,000.0 revolving credit facility maturing in 2030 discussed above.

Maturities are as follows:

2026	$ 1.5
2027	501.6
2028	.9
2029	498.0
2030	2.0
Thereafter	493.7
	$ 1,497.7

Details of our commercial paper program at December 31 are presented in the table below:

	2025	2024
Total authorized program	**$ 1,000.0**	$ 1,200.0
Commercial paper outstanding (classified as long-term debt)	**—**	368.0
Letters of credit issued under the credit agreement	**—**	—
Amount limited by restrictive covenants of credit facility	**291.0**	388.8
Total program available	**$ 709.0**	$ 443.2

At December 31, 2025, subject to restrictive covenants, we could raise cash by issuing commercial paper through a program that is backed by a $1,000.0 revolving credit facility with a syndicate of 10 lenders. The credit facility allows us to issue total letters of credit up to $125.0. When we issue letters of credit in this manner, our capacity under the revolving facility, and consequently, our ability to issue commercial paper, is reduced by a corresponding amount. We had no outstanding letters of credit under the facility at year end for the periods presented, but we had issued $93.2 and $61.4 at December 31, 2025 and 2024, respectively, of stand-by letters of credit under other bank agreements to take advantage of better pricing. Our borrowing capacity may be limited by covenants to our credit facility. At December 31, 2025, our borrowing capacity under the credit facility was $709.0.

Generally, we may elect one of five types of borrowing under the revolving credit facility, which determines the rate of interest to be paid on the outstanding principal balance. The interest rate would typically be commensurate with the currency borrowed and the term of the borrowing, as well as either (i) a competitive variable or fixed rate or (ii) various published rates plus a pre-defined spread.

We are required periodically to pay accrued interest on any outstanding principal balance under the revolving credit facility at different time intervals based upon the elected interest rate and the elected interest period. Any outstanding principal under this facility will be due upon the maturity date. We may also terminate or reduce the lending commitments under this facility, in whole or in part, upon three business days' notice. No amounts were outstanding under the revolving credit facility at December 31, 2025 and 2024.

K—Lease Obligations

Substantially all of our operating lease right-of-use assets and operating lease liabilities represent leases for certain operating facilities, warehouses, office space, trucking equipment, and various other assets. Finance lease balances consist of vehicle and certain equipment leases. Our leases have terms that expire at various dates through 2039, some of which include options to extend or terminate the leases at our discretion.

Supplemental balance sheet information related to leases was as follows:

	December 31,	
	2025	2024
Operating leases:		
Operating lease right-of-use assets	**$ 137.9**	$ 175.7
Current portion of operating lease liabilities	**$ 51.5**	$ 53.4
Operating lease liabilities	**106.7**	131.1
Total operating lease liabilities	**$ 158.2**	$ 184.5
Finance leases:		
Other noncurrent assets	**$ 3.9**	$ 3.6
Current maturities of long-term debt	**$ 1.5**	$ 1.3
Long-term debt	**2.4**	2.4
Total finance lease liabilities	**$ 3.9**	$ 3.7

The components of lease expense were as follows:

	Year Ended December 31,		
	2025	2024	2023
Operating lease costs:			
Lease costs	**$ 61.8**	$ 65.6	$ 65.4
Variable lease costs	**17.4**	15.0	18.6
Total operating lease costs	**$ 79.2**	$ 80.6	$ 84.0
Short-term lease costs	**$ 6.3**	$ 6.6	$ 6.6
Finance lease costs:			
Amortization of right-of-use assets	**$ 1.4**	$ 1.5	$ 1.8
Interest on lease liabilities	**.1**	.1	.1
Total finance lease costs	**$ 1.5**	$ 1.6	$ 1.9
Total lease costs	**$ 87.0**	$ 88.8	$ 92.5

Variable lease costs consist primarily of taxes, insurance, and common-area or other maintenance costs for our leased facilities and equipment, which are paid based on actual costs incurred by the lessor.

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31,		
	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	**$ 64.1**	$ 66.5	$ 60.4
Operating cash flows from finance leases	**.1**	.1	.1
Financing cash flows from finance leases	**1.4**	1.5	1.8
Right-of-use assets obtained in exchange for new operating lease liabilities	**35.1**	44.6	59.8
Right-of-use assets obtained in exchange for new finance lease liabilities	**1.7**	1.1	1.4

The following table reconciles the undiscounted cash flows for the operating and finance leases at December 31, 2025 to the operating and finance lease liabilities recorded on the Consolidated Balance Sheets:

	December 31, 2025	
	Operating Leases	Finance Leases
2026	$ 55.9	$ 1.6
2027	44.8	1.3
2028	26.7	.9
2029	18.7	.3
2030	11.4	—
Thereafter	10.1	—
Total	167.6	4.1
Less: interest	9.4	.2
Lease liability	$ 158.2	$ 3.9
Weighted average remaining lease term (years)	4.0	2.9
Weighted average discount rate	3.1%	3.6%

L—Stock-Based Compensation

We use various forms of share-based compensation, which are summarized below. One stock unit is equivalent to one common share for accounting and earnings-per-share purposes. Shares are issued from treasury for the majority of our stock plans' activity. All share information is presented in millions.

Stock options and stock units are available for grant pursuant to our Flexible Stock Plan (the "Plan"). On May 8, 2024, the Flexible Stock Plan changed the way awards granted under the plan are charged against the number of available shares. Under the 2024 Plan modification, shares issued pursuant to an award will count as one share against the shares available under the Plan.

At December 31, 2025, the following common shares were authorized for issuance under the Plan:

	Common Shares
Unexercised options	.4
Outstanding stock units—vested	4.5
Outstanding stock units—unvested	2.5
Available for grant	6.3
Authorized for issuance at December 31, 2025	13.7

The following table recaps the impact of stock-based compensation on the results of operations for each of the periods presented:

	Year Ended December 31,					
	2025		2024		2023	
	To Be Settled With Stock	To Be Settled In Cash	To Be Settled With Stock	To Be Settled In Cash	To Be Settled With Stock	To Be Settled In Cash
Executive Stock Unit (ESU) program matching contributions [1]	**$ 2.7**	**$ .7**	$ 3.7	$ .7	$ 3.0	$ .7
Discounts on various stock awards:						
Deferred Stock Compensation Program [2]	**.6**	**—**	1.2	—	1.5	—
ESU program [1]	**.5**	**—**	1.0	—	1.2	—
Discount Stock Plan [3]	**.6**	**—**	.7	—	.7	—
Performance Stock Unit (PSU) awards [4]	**1.1**	**1.5**	.1	(.8)	2.6	.6
Restricted Stock Unit (RSU) awards [5]	**8.8**	**—**	11.8	—	8.8	—
Other, primarily non-employee directors restricted stock	**.7**	**—**	.8	—	.8	—
Total stock-related compensation expense (income)	**15.0**	**$ 2.2**	19.3	$ (.1)	18.6	$ 1.3
Employee contributions for above stock plans	**4.6**		7.2		9.0	
Total stock-based compensation	**$ 19.6**		$ 26.5		$ 27.6	
Tax benefits on stock-based compensation expense	**$ 3.6**		$ 4.7		$ 4.5	
Tax (expense)/benefits on stock-based compensation payments	**(2.8)**		(1.1)		.4	
Total tax benefits associated with stock-based compensation	**$ .8**		$ 3.6		$ 4.9	

The following table recaps the impact of stock-based compensation on assets and liabilities for each of the periods presented:

	2025			2024		
	Current	Long-term	Total	Current	Long-term	Total
Assets:						
Diversified investments associated with the ESU program [1]	**$ 4.3**	**$ 55.9**	**$ 60.2**	$ 3.7	$ 51.4	$ 55.1
Liabilities:						
ESU program [1]	**$ 4.4**	**$ 58.0**	**$ 62.4**	$ 3.7	$ 50.2	$ 53.9
PSU awards [4]	**—**	**2.6**	**2.6**	—	1.0	1.0
Other - primarily timing differences between employee withholdings and related employer contributions to be submitted to various plans' trust accounts	**5.0**	—	**5.0**	5.5	—	5.5
Total liabilities associated with stock-based compensation	**$ 9.4**	**$ 60.6**	**$ 70.0**	$ 9.2	$ 51.2	$ 60.4

[1] **ESU Program**

The ESU program is a stock-based retirement plan for highly compensated employees. We make a matching contribution of 50% and will make another matching contribution of up to 50% of the employee's contributions for the year if certain profitability levels, as defined in the ESU program, are obtained.

Participants in the ESU program may contribute up to 10% (depending upon certain qualifications) of their compensation above a defined threshold. Participant contributions are credited to a diversified investment account established for the participant, and we make premium contributions to the diversified investment accounts equal to 17.65% of the participant's contribution. A participant's diversified investment account balance is adjusted to mirror the investment experience, whether positive or negative, of the diversified investments selected by the participant. Participants may change investment elections in the diversified investment accounts, but cannot purchase Company common stock or stock units. The diversified investment accounts consist of various mutual funds and retirement target funds and are unfunded, unsecured obligations of the Company that will be settled in cash. Both the assets and liabilities associated with this program are presented in the table above and are adjusted to fair value at each reporting period.

Company matching contributions to the ESU program, including dividend equivalents, are used to acquire stock units at 85% of the common stock market price on the acquisition date. Stock units are converted to common stock at a 1-to-1 ratio upon distribution from the program and may be settled in cash, except for distributions to the Company's Section 16 Officers.

Company matches in the ESU program fully vest upon five years of cumulative service, subject to certain participation requirements. Distributions are triggered by an employee's retirement, death, disability, or separation from Leggett.

In 2025, employee contributions were $4.6, and employer premium contributions to diversified investment accounts were $.8. See the stock-based compensation table above for information regarding employer contributions.

Details regarding stock unit activity for the ESU program are reflected in the stock units summary table below.

[2] Deferred Compensation Program

We offer a Deferred Compensation Program under which key managers and outside directors may elect to receive stock units or interest-bearing cash deferrals in lieu of cash compensation:

- Until January 1, 2025, stock options under this program were granted in the last month of the year prior to the year the compensation was earned. There have been no material stock option grants in the years presented.
- Deferred stock units (DSU) under this program are acquired every two weeks (when the compensation would have otherwise been paid) at a 20% discount to the market price of our common stock on each acquisition date, and they vest immediately. Expense is recorded as the compensation is earned. Stock units earn dividend equivalents at the same rate as cash dividends paid on our common stock, which are then used to acquire stock units at a 20% discount. Stock units are converted to common stock and distributed in accordance with the participant's pre-set election. However, stock units may be settled in cash, but only if there is not a sufficient amount of shares reserved for future issuance under the Flexible Stock Plan. Participants must begin receiving distributions no later than 10 years after the effective date of the deferral, and installment distributions cannot exceed 10 years.
- Interest-bearing cash deferrals under this program are reported in "Other long-term liabilities" on the Consolidated Balance Sheets and are disclosed in Note I.

	Options	Units	Cash
Aggregate amount of compensation deferred during 2025	$ .1	$ 2.2	$ .3

Form 10-K

[3] **Discount Stock Plan**

Under the Discount Stock Plan (DSP), a tax-qualified §423 stock purchase plan, eligible employees may purchase shares of Leggett common stock at 85% of the closing market price on the last business day of each month. Shares are purchased and issued on the last business day of each month and generally cannot be sold or transferred for one year.

Average 2025 purchase price per share (net of discount)	$	7.90
2025 number of shares purchased by employees		.4
Shares purchased since inception in 1982		24.7
Maximum shares under the plan		27.0

[4] **PSU Awards**

Our long-term incentive awards are split between PSUs and RSUs. Corporate officers receive 60% PSUs and 40% RSUs. For other selected participants, the award is granted at either half PSUs and half RSUs or 100% RSUs.

We intend to pay 50% in shares of our common stock and 50% in cash, although we reserve the right (subject to the Human Resources and Compensation (HRC) Committee's approval) to pay up to 100% in cash. Cash settlements are recorded as a liability and adjusted to fair value at each reporting period.

The awards are based on two performance conditions as detailed below. The base payout percentage will be determined by the level of achievement of these performance conditions, and then adjusted by a payout multiplier based on our Total Shareholder Return (TSR) compared to a peer group. Participants will earn from 0% to 200% of the base award.

Grant date fair values are calculated based on the grant date stock price and a Monte Carlo simulation of stock and volatility data for Leggett and each of the peer companies for the payout multiplier. Expense is adjusted quarterly over the three-year vesting period based on the number of shares expected to vest.

The PSU awards contain the following conditions:

- A service requirement—Awards generally "cliff" vest three years following the grant date.
- Two performance conditions over the three-year performance period:
  - 50% of the awards are based on Return on Invested Capital (ROIC). ROIC is calculated as our average annual net operating profit after tax divided by our average invested capital.
  - 50% of the awards are based on achieving specified Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA) performance targets.
- A market condition—The payout multiplier is based upon our relative TSR compared to a group of peer companies during the three-year performance period. The peer group consists of all the companies in the Industrial, Materials, and Consumer Discretionary sectors of the S&P 500 and S&P Midcap 400 (approximately 320 companies). The multiplier will increase or decrease the payout by up to 25%, not to exceed the maximum 200% payout, and may not increase the payout above 100% if our TSR is negative.

Below is a summary of shares and grant date fair value related to PSU awards for the periods presented:

	Year Ended December 31,		
	2025	2024	2023
Total shares base award	**.5**	.3	.1
Grant date per share fair value	**$ 8.99**	$ 15.30	$ 29.31
Risk-free interest rate	**4.0%**	4.5%	4.4%
Vesting period in years	**3.0**	3.0	3.0
Expected volatility	**38.9%**	30.9%	45.7%
Expected dividend yield	**2.2%**	9.0%	5.5%

The performance for the 2021-2023 award years (covering the three-year performance periods ending December 31, 2023, 2024, and 2025) resulted in payouts of less than 10% for the 2021 and 2022 award years, with distributions under .1 and cash payments of $.1 or less for each three-year cycle. The 2023 cycle did not meet the required performance thresholds, resulting in no payout.

5 Restricted Stock Unit Awards

RSU awards are generally granted as follows:

- As part of our long-term incentive awards, along with PSUs as discussed above
- As annual awards to selected managers
- On a discretionary basis to selected employees
- As compensation for outside directors

The value of these awards is determined by the stock price on the day of the award, and expense is generally recognized over the three-year vesting period, except for retirement-eligible employees that are expensed immediately at the RSU grant date or as they become retirement eligible. Those who are retirement eligible (after age 65 or on the date where the participant's age plus years of service is greater than or equal to 70 years) will continue to receive shares that will vest after the retirement date.

Stock Units Summary

As of December 31, 2025, the unrecognized cost of non-vested stock units that is not adjusted to fair value was $6.1 with a weighted-average remaining contractual life of one year.

Stock unit information for the plans discussed above is presented in the table below:

	DSU	ESU	PSU	RSU	Total Units	Weighted Average Grant Date Fair Value per Unit	Aggregate Intrinsic Value
Unvested at December 31, 2024	—	—	1.1	.3	1.4	$ 13.19	
Granted based on current service	.3	.4	—	1.3	2.0	8.66	
Granted based on future conditions*	—	—	1.1	—	1.1	4.50	
Vested	(.3)	(.4)	—	(.9)	(1.6)	9.89	
Forfeited*	—	—	(.3)	(.1)	(.4)	13.34	
Unvested at December 31, 2025	**—**	**—**	**1.9**	**.6**	**2.5**	**$ 7.70**	**$ 27.2**
Fully vested shares available for issuance at December 31, 2025					**4.5**		**$ 50.1**

*Stock-settled PSU awards (50%) are presented at maximum payout of 200% at grant date and when forfeited.

Form 10-K

	Year Ended December 31,		
	2025	2024	2023
Total intrinsic value of vested stock units converted to common stock	**$ —**	$ .1	$ 1.9

M—Employee Benefit Plans

Termination and Liquidation of the Frozen Plan

Our Frozen Plan (consisting of two domestic defined benefit plans that were merged and terminated effective December 31, 2024) was liquidated in November 2025 through the distribution of plan assets and transfer of benefit obligations to an unrelated third-party insurance company. In connection, non-cash settlement charges of $22.0 and $.7 were recorded for the years ended December 31, 2025 and 2024, respectively, and an employer contribution of $6.0 was made in the fourth quarter of 2025. At December 31, 2025, the remaining net liability for the Frozen Plan was $.7 and is expected to be fully settled by mid-2026. The Frozen Plan's net liability was $4.2 at December 31, 2024.

Remaining Defined Benefit Pension Plan Activity

Our remaining domestic plan represents approximately 59% of our pension benefit obligation at December 31, 2025. At December 31, 2024 and 2023, our domestic plans consisted of two and three significant plans, respectively, and represented approximately 85% of our pension benefit obligation for both years.

A summary of our pension obligations and funded status as of December 31 is as follows:

	2025	2024	2023
Change in benefit obligation			
Benefit obligation, beginning of period	**$ 178.5**	$ 194.6	$ 191.2
Service cost	**2.7**	2.8	3.4
Interest cost	**8.7**	9.1	9.2
Plan participants' contributions	**.5**	.4	.4
Actuarial loss (gain) [1]	**.9**	(10.3)	4.8
Benefits paid	**(13.6)**	(16.0)	(15.8)
Plan amendments	**—**	.1	—
Curtailments and settlements	**(110.7)**	(.7)	—
Foreign currency exchange rate changes	**1.9**	(1.3)	1.4
Other	**(.3)**	(.2)	—
Benefit obligation, end of period	**$ 68.6**	$ 178.5	$ 194.6
Change in plan assets			
Fair value of plan assets, beginning of period	**$ 178.9**	$ 187.8	$ 175.8
Actual return on plan assets	**13.4**	7.3	20.9
Employer contributions	**6.5**	1.0	5.0
Plan participants' contributions	**.5**	.4	.4
Benefits paid	**(13.6)**	(16.0)	(15.8)
Settlements	**(110.6)**	(.2)	—
Foreign currency exchange rate changes	**2.0**	(1.2)	1.5
Other	**(.4)**	(.2)	—
Fair value of plan assets, end of period	**$ 76.7**	$ 178.9	$ 187.8
Net funded status	**$ 8.1**	$ .4	$ (6.8)
Funded status recognized in the Consolidated Balance Sheets			
Other noncurrent assets	**$ 11.6**	$ 7.3	$ 4.7
Other current liabilities	**(1.0)**	(.3)	(.3)
Other long-term liabilities	**(2.5)**	(6.6)	(11.2)
Net funded status	**$ 8.1**	$ .4	$ (6.8)

[1] Year-over-year fluctuations in "Actuarial loss (gain)" are primarily driven by changes in the weighted average discount rate assumptions.

Our accumulated benefit obligation was not materially different from our projected benefit obligation for the periods presented.

Form 10-K

Comprehensive Income (Loss)

Amounts and activity included in “Accumulated other comprehensive loss” in the Consolidated Balance Sheets associated with pensions are reflected below:

	December 31, 2024	2025 Amortization	Net Actuarial Loss	Foreign Currency Exchange Rates Change	Income Tax Change	December 31, 2025
Gross accumulated other comprehensive income (loss) [1]	$ (12.0)	**$ 22.2**	**$ 3.6**	**$ (.2)**	**$ (5.8)**	**$ 7.8**
Deferred income taxes	4.8	**—**	**—**	**—**	**(6.3)**	**(1.5)**
Accumulated other comprehensive income (loss) (net of tax)	$ (7.2)	**$ 22.2**	**$ 3.6**	**$ (.2)**	**$(12.1)**	**$ 6.3**

[1] The amortization includes a $22.0 pension settlement. See Note O for the associated income tax impact.

Net Pension Expense (Income)

Components of net pension expense (income) for the years ended December 31 were as follows:

	2025	2024	2023
Service cost	**$ 2.7**	$ 2.8	$ 3.4
Interest cost	**8.7**	9.1	9.2
Expected return on plan assets	**(8.9)**	(11.5)	(10.9)
Recognized net actuarial loss	**.2**	1.1	1.3
Curtailments and settlements	**22.0**	.7	—
Net pension expense	**$ 24.7**	$ 2.2	$ 3.0
Weighted average assumptions for pension costs:			
Discount rate	**5.3%**	4.8%	5.0%
Rate of compensation increase	**3.1%**	3.4%	3.4%
Expected return on plan assets	**5.5%**	6.4%	6.4%
Weighted average assumptions for benefit obligation:			
Discount rate	**5.2%**	5.3%	4.8%
Rate of compensation increase	**3.1%**	3.1%	3.4%

Assumptions used for domestic and international plans were not significantly different.

The components of net pension expense other than the service cost are included in the line item "Other (income) expense, net" in the Consolidated Statements of Operations.

We use the Pension Liability Index rate to determine the discount rate used for our significant pension plans. The Pension Liability Index rate is a calculated rate using yearly spot rates matched against expected future benefit payments. The discount rates used for our other, primarily foreign, plans are based on rates appropriate for the respective country and the plan obligations.

The overall expected long-term rate of return is based on each plan’s historical experience and our expectations of future returns based upon each plan’s investment holdings, as discussed below.

Pension Plan Assets

The areas in which we utilize fair value measures of pension plan investments are presented in the table below:

	Year Ended December 31, 2025					Year Ended December 31, 2024				
	Level 1	Level 2	Level 3 [1]	Assets Measured at NAV [2]	Total	Level 1	Level 2	Level 3 [1]	Assets Measured at NAV [2]	Total
Mutual and pooled funds										
Fixed income	**$ 15.4**	**$ 12.4**	**$ —**	**$ —**	**$ 27.8**	$102.9	$ 11.6	$ —	$ —	$114.5
Equities	**39.2**	**1.4**	**—**	**—**	**40.6**	35.9	1.5	—	—	37.4
Money market funds, cash and other	**—**	**—**	**6.3**	**2.0**	**8.3**	—	—	6.3	20.7	27.0
Total investments at fair value	**$ 54.6**	**$ 13.8**	**$ 6.3**	**$ 2.0**	**$ 76.7**	$138.8	$ 13.1	$ 6.3	$ 20.7	$178.9

[1] We entered into a buy-in arrangement during 2023 for one of our frozen international plans. The bulk purchase annuity policy assets from this transaction are classified as level 3 in the fair value hierarchy.

[2] Certain investments that are measured at fair value using the net asset value (NAV) per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

Our investment policy and strategies are established with a long-term view in mind. We strive for a sufficiently diversified asset mix to minimize the risk of a material loss to the portfolio value due to the devaluation of any single investment. In determining the appropriate asset mix, our financial strength and ability to fund potential shortfalls that might result from poor investment performance are considered. The remaining significant plan has a target allocation of 75% equities and 25% fixed income, as historical equity returns have tended to exceed bond returns over the long term.

Future Contributions and Benefit Payments

We expect to contribute approximately $2.0 to our defined benefit pension plans in 2026.

Estimated benefit payments expected over the next 10 years are as follows:

2026	$ 5.3
2027	4.9
2028	5.0
2029	5.2
2030	5.2
2031-2035	25.8

Defined Contribution Plans

Total expense for our defined contribution plans was $14.9, $15.4, and $14.2 for the years ended December 31, 2025, 2024, and 2023, respectively.

Multi-employer Pension Plan

We previously had limited participation in one union-sponsored multi-employer defined benefit pension plan that covered selected employees at one of the domestic locations in the Aerospace Products Group. In the third quarter of 2025, we sold the Aerospace Products Group (see Note S), and we have no obligations related to this plan.

N—Other (income) expense, net

The components of "Other (income) expense, net" shown in the Consolidated Statements of Operations were as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
Restructuring charges (See Note E)	**$ 11.1**	$ 18.7	$ 2.9
Currency loss (gain)	**.1**	(.4)	4.2
Gain from diversified investments associated with the ESU program (See Note L)	**(8.5)**	(6.7)	(7.7)
Reduction to contingent purchase price liability	**—**	(6.4)	(14.9)
Non-service pension income (See Note M)	**—**	(1.3)	(.4)
Other (income) expense, net	**(5.1)**	(3.1)	2.1
Other (income) expense, net total	**$ (2.4)**	$ .8	$ (13.8)

Net gain on disposals of assets and businesses on our Consolidated Statements of Operations includes $34.7 related to an insurance claim for a fire that damaged and destroyed equipment and machinery that had been stored in a leased location for the Bedding Products segment. The remaining $29.4 represents the net gains on sales of real estate and businesses other than the Aerospace Products Group.

O—Income Taxes

The components of "Earnings (loss) before income taxes" shown in the Consolidated Statements of Operations are as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
Domestic	**$ (14.0)**	$ (586.2)	$ (388.6)
Foreign	**303.7**	77.0	215.2
Earnings (loss) before income taxes	**$ 289.7**	$ (509.2)	$ (173.4)

"Income taxes" shown in the Consolidated Statements of Operations is comprised of the following components:

	Year Ended December 31,		
	2025	**2024**	**2023**
Current			
Federal	**$ 20.8**	$ 7.2	$ 24.4
State and local	**4.7**	1.4	3.7
Foreign	**49.0**	51.6	64.5
Total current	**74.5**	60.2	92.6
Deferred			
Federal	**(21.5)**	(48.6)	(100.6)
State and local	**(3.3)**	(7.2)	(19.9)
Foreign	**4.6**	(2.2)	(8.7)
Total deferred	**(20.2)**	(58.0)	(129.2)
Total income taxes	**$ 54.3**	$ 2.2	$ (36.6)

Form 10-K

A reconciliation of the provision for "Income taxes" in amounts and as percentages of "Earnings (loss) before income taxes" differs from the statutory federal income tax rate after the adoption of ASU 2023-09 as follows:

	Year Ended December 31, 2025	
	Amount	Percent
U.S. statutory federal income tax rate	$ 60.8	21.0 %
State and local income taxes, net of federal income tax effect [1]	2.3	.8
Foreign tax effects		
Canada		
Withholding taxes	12.7	4.4
Local income taxes	3.3	1.1
Other	(2.3)	(.8)
China		
Statutory tax rate difference between China and United States	(3.3)	(1.1)
Withholding taxes	6.0	2.1
Nontaxable or nondeductible items	(3.1)	(1.1)
Other	.9	.3
Cyprus	(3.5)	(1.2)
France		
Nontaxable gain related to divestiture of Aerospace Products Group	(11.8)	(4.1)
Other	2.4	.8
United Kingdom		
Nontaxable gain related to divestiture of Aerospace Products Group	(15.2)	(5.3)
Other	2.2	.8
Other foreign jurisdictions	1.6	.6
Effect of changes in tax laws or rates enacted in current period	1.6	.6
Effect of cross-border tax laws		
Global intangible low-taxed income (GILTI), net	4.1	1.4
Other, net	(.2)	(.1)
Tax credits	(1.7)	(.6)
Changes in unrecognized tax benefits	(.3)	(.1)
Nontaxable or nondeductible items	4.8	1.6
Other adjustments		
Release of stranded tax effects from AOCI (See Note M)	(5.8)	(2.0)
Other	(1.2)	(.4)
Effective tax rate	$ 54.3	18.7 %

[1] State taxes in California, Illinois, and Texas made up the majority (greater than 50%) of the tax effect in this category.

Explanations of significant impacts to our 2025 effective tax rate presented are discussed below.

- Our worldwide effective tax rate was favorably impacted by $13.0 due to beneficial tax impacts from the Aerospace Products Group divestiture discussed in Note S. As reflected in line items within the "Foreign tax effects" category of the rate reconciliation table, both France and the United Kingdom provide substantial shareholding exemptions from corporation tax resulting in a total $27.0 favorable impact. In addition, the "State and local income taxes, net of federal income tax effect" category includes a $.4 favorable impact. Offsetting tax consequences of the Aerospace transaction include the following: within the "Foreign tax effects" category, the Canadian withholding taxes line item includes $8.3, while both France and the United Kingdom include "Other" impacts of $2.0 and $2.1, respectively; and the "Effect of cross-border tax laws" includes a $2.0 estimated tax impact in the 'net' GILTI line.
- On July 4, 2025, President Trump signed Public Law 119-21 (also known as the “One Big Beautiful Bill”), which includes changes to the U.S. corporate income tax system, such as modifications to the limitation on interest deductibility, the reinstatement of 100% bonus depreciation, and the allowable immediate expensing of qualifying research and experimentation expenses. Specifically, we recorded $1.6 tax expense in the “Effect of changes in tax laws or rates enacted in current period” category related to unintended consequences of the bill to our ‘net’ effect of cross-border tax laws. In addition, $.7 tax expense is included within the “State and local income taxes, net of federal income tax effect” category related to the consequential impacts to changes in valuation allowances of our state deferred tax assets.
- Our rate was favorably impacted by $5.8 related to the release of stranded tax effects from “Accumulated other comprehensive loss” (AOCI) shown on our Consolidated Balance Sheets due to the non-cash settlement charges associated with the termination and liquidation of one of our domestic defined benefit pension plans discussed in Note M. Prior to the plan termination, AOCI included stranded tax effects primarily due to the adoption of the Tax Cuts and Jobs Act in 2017. We elected not to reclassify these stranded tax effects under ASU 2018-02 – Income Statement – Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income.” Upon plan termination, these stranded tax effects were required to be released into income tax expense under GAAP.

For years ended December 31, 2024 and 2023, a reconciliation of the provision for "Income taxes" as a percentage of "Earnings (loss) before income taxes" differs from the statutory federal income tax rate before the adoption of ASU 2023-09 as follows:

	Year Ended December 31,	
	2024	2023
Statutory federal income tax rate	21.0%	21.0%
Increases (decreases) in rate resulting from:		
State taxes, net of federal benefit	.1	.2
Tax effect of foreign operations	.8	(1.4)
Global intangible low-taxed income	(.4)	(1.5)
Current and deferred foreign withholding taxes	(1.9)	(7.3)
Goodwill and long-lived asset impairments	(19.5)	5.4
Stock-based compensation	(.2)	.1
Change in valuation allowance	(1.3)	(.4)
Change in uncertain tax positions, net	(.1)	(.3)
Other permanent differences, net	1.1	3.9
Other, net	—	1.4
Effective tax rate	(.4%)	21.1%

Dollar amounts for significant items for the years presented are discussed below.

For all periods presented, the tax rate benefited from income earned in various foreign jurisdictions at rates lower than the U.S. federal statutory rate, primarily in China and Cyprus. In 2023, the rate associated with foreign operations was also adversely impacted by changes in estimates related to tax filings and a reduction to a contingent purchase price liability.

In 2024, our rate was adversely impacted by $99.3 primarily due to non-deductible tax effects from goodwill impairment charges, but benefited by $9.4 in 2023 from deductible tax effects of other long-lived asset impairment charges, both of which are discussed in Note F. We also recognized tax expense related to foreign withholding taxes of $9.7 and $12.7, and other net tax (benefits) expenses of $(.8) and $(5.9) for the years ended December 31, 2024 and 2023, respectively. In 2024, our rate was also adversely impacted by $4.8 due to a change in valuation allowance related to a 2022 acquisition in our Specialized Products segment.

We file tax returns in each jurisdiction where we are required to do so. In these jurisdictions, a statute of limitations period exists. After a statute period expires, the tax authorities can no longer assess additional income tax for the expired period. In addition, once the statute expires we are no longer eligible to file claims for refund for any tax that we may have overpaid.

Unrecognized Tax Benefits

The total amount of our gross unrecognized tax benefits including interest and penalties at December 31, 2025, 2024, and 2023 was $9.0 (of which $1.1 would impact our effective tax rate, if recognized), $8.0, and $5.0, respectively.

We recognize interest and penalties related to unrecognized tax benefits as part of income tax expense in the Consolidated Statements of Operations, which is consistent with prior reporting periods.

We are currently in various stages of audit or review by certain governmental tax authorities including the United States, Canada, and China. We have established liabilities for unrecognized tax benefits as appropriate, with such amounts representing a reasonable provision for taxes we ultimately might be required to pay. However, these liabilities could be adjusted over time as more information becomes known and management continues to evaluate the progress of these examinations.

In January 2026, we were notified by a tax bureau in China of their intent to assess tax for 2021-2024 pertaining to our beneficial owner status with respect to prior dividend payments. Although the outcome is uncertain, we believe we have valid defenses and intend to rigorously contest the assessment initiated by the China authorities and have not recorded any impact associated with this matter.

We are not subject to significant U.S. federal tax examinations for years prior to 2022, or significant U.S. state or foreign income tax examinations for years prior to 2016.

It is reasonably possible that the resolution of certain tax audits could reduce our unrecognized tax benefits within the next 12 months, as certain tax positions may either be sustained on audit or we may agree to certain adjustments, or resulting from the expiration of statutes of limitations in various jurisdictions. The amount of unrecognized tax benefits is not expected to change significantly in the next 12 months.

Deferred Income Taxes

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. The major temporary differences and their associated deferred tax assets or liabilities are as follows:

	December 31,			
	2025		2024	
	Assets	Liabilities	Assets	Liabilities
Property, plant and equipment	**$ 12.6**	**$ (71.2)**	$ 13.7	$ (76.2)
Inventories	**4.8**	**(.8)**	5.8	(.7)
Accrued expenses	**52.6**	**(1.4)**	51.1	(.3)
Net operating losses and other tax carryforwards	**56.8**	**—**	56.2	—
Pension cost and other post-retirement benefits	**3.3**	**(2.6)**	3.8	(.9)
Intangible assets	**14.3**	**(61.3)**	10.8	(69.1)
Derivative financial instruments	**—**	**(3.5)**	.9	(4.0)
Capitalized research and experimentation expenses	**14.7**	**—**	12.5	—
Tax on undistributed earnings (primarily from Canada and China)	**—**	**(28.7)**	—	(18.6)
Uncertain tax positions	**4.1**	**—**	3.3	—
Other	**11.0**	**(9.5)**	9.9	(8.3)
Gross deferred tax assets (liabilities)	**174.2**	**(179.0)**	168.0	(178.1)
Valuation allowance	**(21.0)**	**—**	(20.5)	—
Total deferred taxes	**$ 153.2**	**$ (179.0)**	$ 147.5	$ (178.1)
Net deferred tax liability		**$ (25.8)**		$ (30.6)

Deferred tax assets (liabilities) included in the Consolidated Balance Sheets are as follows:

	December 31,	
	2025	2024
Other noncurrent assets	**$ 27.1**	$ 18.3
Deferred income taxes	**(52.9)**	(48.9)
Net deferred tax liability	**$ (25.8)**	$ (30.6)

The valuation allowance recorded primarily relates to net operating loss, tax credit, and capital loss carryforwards for which utilization is uncertain. Cumulative tax losses in certain state and foreign jurisdictions during recent years, limited carryforward periods in certain jurisdictions, future reversals of existing taxable temporary differences, and reasonable tax planning strategies were among the factors considered in determining the valuation allowance. Individually, none of these tax carryforwards presents a material exposure.

Most of our tax carryforwards have expiration dates that vary generally over the next 20 years, with no amount greater than $10.0 expiring in any one year.

Deferred withholding taxes (tax on undistributed earnings) have been provided on the earnings of our foreign subsidiaries to the extent it is anticipated that the earnings will be remitted in the future as dividends. We are not asserting permanent reinvestment on $629.7 of our earnings and have accrued tax on these undistributed earnings as presented in the table above.

Foreign withholding taxes have not been provided on certain foreign earnings which are indefinitely reinvested outside the United States. The cumulative undistributed earnings which are indefinitely reinvested as of December 31, 2025, are $333.1. If such earnings were repatriated to the United States through dividends, the resulting incremental tax expense would approximate $20.1, based on present income tax laws.

Income Taxes Paid, Net of Refunds Received

The following table presents cash paid for income taxes, net of refunds received, by jurisdiction as follows:

	Year Ended December 31, 2025
Federal	**$ 28.8**
State and local	**2.9**
Foreign:	
Canada	**14.8**
China	**21.0**
All other foreign jurisdictions	**19.7**
Total foreign	**55.5**
Total income taxes paid, net of refunds received	**$ 87.2**

Cash paid for income taxes for the years ended December 31, 2024 and 2023 was $82.4 and $98.8, respectively.

P—Accumulated Other Comprehensive Income (Loss)

The following table sets forth the changes in each component of "Accumulated other comprehensive loss" shown on our Consolidated Balance Sheets:

	Foreign Currency Translation Adjustments	Cash Flow Hedges	Defined Benefit Pension Plans	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2023	$ (83.5)	$ 8.4	$ (18.4)	$ (93.5)
Other comprehensive income (loss)	40.9	3.0	1.3	45.2
Reclassifications, pretax	—	2.2	5.0	7.2
Income tax effect	—	(1.1)	(1.5)	(2.6)
Balance at December 31, 2023	(42.6)	12.5	(13.6)	(43.7)
Other comprehensive income (loss)	(73.2)	(3.1)	7.7	(68.6)
Reclassifications, pretax	—	(3.2)	.8	(2.4)
Income tax effect	—	1.0	(2.1)	(1.1)
Balance at December 31, 2024	(115.8)	7.2	(7.2)	(115.8)
Other comprehensive income (loss)	**88.9**	**2.6**	**3.4**	**94.9**
Reclassifications, pretax [1]	**—**	**2.4**	**22.2**	**24.6**
Income tax effect	**—**	**(.6)**	**(12.1)**	**(12.7)**
Balance at December 31, 2025	**$ (26.9)**	**$ 11.6**	**$ 6.3**	**$ (9.0)**

[1] The defined benefit pension plans includes a $22.0 pension settlement (see Note M).

Form 10-K

Q—Fair Value

The areas in which we utilize fair value measures of financial assets and liabilities are presented in the table below:

	As of December 31, 2025			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Cash equivalents:				
Bank time deposits with original maturities of three months or less	**$ —**	**$ 217.0**	**$ —**	**$ 217.0**
Derivative assets (see Note R)	**—**	**4.5**	**—**	**4.5**
Diversified investments associated with the ESU program (see Note L)	**60.2**	**—**	**—**	**60.2**
Total assets	**$ 60.2**	**$ 221.5**	**$ —**	**$ 281.7**
Liabilities:				
Derivative liabilities (see Note R)	**$ —**	**$ 1.2**	**$ —**	**$ 1.2**
Liabilities associated with the ESU program (see Note L)	**62.4**	**—**	**—**	**62.4**
Total liabilities	**$ 62.4**	**$ 1.2**	**$ —**	**$ 63.6**

	As of December 31, 2024			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Cash equivalents:				
Bank time deposits with original maturities of three months or less	$ —	$ 156.0	$ —	$ 156.0
Derivative assets (see Note R)	—	5.1	—	5.1
Diversified investments associated with the ESU program (see Note L)	55.1	—	—	55.1
Total assets	$ 55.1	$ 161.1	$ —	$ 216.2
Liabilities:				
Derivative liabilities (see Note R)	$ —	$ 7.0	$ —	$ 7.0
Liabilities associated with the ESU program (see Note L)	53.9	—	—	53.9
Total liabilities	$ 53.9	$ 7.0	$ —	$ 60.9

There were no transfers between Level 1 and Level 2 for any of the periods presented.

The fair value for fixed rate debt (Level 1) was approximately $175.0 less than carrying value of $1,490.0 at December 31, 2025 and was approximately $245.0 less than carrying value of $1,488.3 at December 31, 2024.

R—Derivative Financial Instruments

The following table presents assets and liabilities representing the fair value of our most significant derivative financial instruments. The fair values of the derivatives reflect the change in the market value of the derivative from the date of the trade execution and do not consider the offsetting underlying hedged item.

			As of December 31, 2025			
			Assets		Liabilities	
Derivatives	**Expiring at various dates through:**	**Total USD Equivalent Notional Amount**	**Other Current Assets**	**Other Noncurrent Assets**	**Other Current Liabilities**	**Other Long -Term Liabilities**
Designated as hedging instruments						
Total cash flow hedges-currency hedges	**Jun 2027**	**$ 240.5**	**$ 3.3**	**$ .3**	**$ .9**	**$ —**
Total fair value hedges	**Apr 2026**	**83.7**	**.7**	**—**	**—**	**—**
Not designated as hedging instruments	**Jun 2026**	**100.6**	**.2**	**—**	**.3**	**—**
Total derivatives			**$ 4.2**	**$ .3**	**$ 1.2**	**$ —**

Derivatives	Expiring at various dates through:	Total USD Equivalent Notional Amount	As of December 31, 2024			
			Assets		Liabilities	
			Other Current Assets	Other Noncurrent Assets	Other Current Liabilities	Other Long -Term Liabilities
Designated as hedging instruments						
Total cash flow hedges-currency hedges	Jun 2026	$ 254.0	$ 3.1	$ .3	$ 5.8	$ .3
Total fair value hedges	Jun 2025	19.0	.1	—	.1	—
Not designated as hedging instruments	Dec 2025	166.5	1.6	—	.8	—
Total derivatives			$ 4.8	$ .3	$ 6.7	$ .3

The following table sets forth the pretax (gains) losses for our hedging activities for the years presented. This schedule includes reclassifications from accumulated other comprehensive income as well as derivative settlements recorded directly to income or expense.

Derivatives	Consolidated Statements of Operations Presentation	Amount of Loss (Gain) Recorded in Income for the Year Ended December 31,		
		2025	2024	2023
Designated as hedging instruments				
Interest rate cash flow hedges	Interest expense	**$ (.3)**	$ (.3)	$ (.3)
Currency cash flow hedges	Net trade sales	**3.0**	1.6	3.7
Currency cash flow hedges	Cost of goods sold	**(1.2)**	(1.7)	(2.5)
Currency cash flow hedges	Other (income) expense, net	**(.2)**	—	—
Total cash flow hedges		**1.3**	(.4)	.9
Fair value hedges	Other (income) expense, net	**(.8)**	.5	.9
Not designated as hedging instruments	Other (income) expense, net	**6.4**	(5.7)	3.9
Total derivative instruments		**$ 6.9**	$ (5.6)	$ 5.7

S—Divestitures

On August 29, 2025, we divested our Aerospace Products Group (within our Specialized Products segment) for net cash proceeds of $280.3 and recognized a pretax gain of $90.9 after final adjustments for working capital were completed in December 2025. We collected the final working capital adjustment of $4.2 in January 2026.

The Aerospace Products Group did not meet the criteria for discontinued operations because it did not represent a strategic shift that would have a major effect on our financial results and had external sales and pretax earnings as shown below:

	Year Ended December 31,		
	2025	2024	2023
External sales	**$ 132.2**	$ 190.2	$ 154.1
Pretax earnings (excluding corporate overhead)	**19.7**	21.1	5.8

Depreciation and amortization were discontinued upon classification as held for sale (March 25, 2025, concurrent with the date our Board of Directors approved the sale). Accordingly, depreciation and amortization expense included in pre-tax earnings was $2.5, $10.2, and $9.1 for the years ended December 31, 2025, 2024, and 2023, respectively.

Also in 2025, we divested a small U.S. machinery business (in March) within our Bedding Products segment for proceeds of $1.2 and a small Mexican Work Furniture operation (in May) within our Furniture, Flooring & Textile Products segment for proceeds of $3.8. For both of these transactions, the net sales price approximated the carrying costs and both businesses had immaterial amounts of annual external sales and pretax earnings. The U.S. machinery business divestiture was also a part of the 2024 Plan.

T—Contingencies

We are a party to various proceedings and matters involving employment, intellectual property, environmental, taxation, vehicle-related personal injury, and other laws. When it is probable, in management's judgment, that we may incur monetary damages or other costs resulting from these proceedings or other claims, and we can reasonably estimate the amounts, we record appropriate accruals in the financial statements and make charges against earnings. For all periods presented, we have recorded no material charges against earnings. Also, when it is reasonably possible that we may incur additional loss in excess of recorded accruals, and we can reasonably estimate the additional losses or range of losses, we disclose such additional reasonably possible losses in these notes.

Accruals and Reasonably Possible Losses in Excess of Accruals

Accruals for Probable Losses

Although we deny liability in all currently threatened or pending legal proceedings, we have recorded a contingency accrual for our reasonable estimate of probable loss, in the aggregate, of $1.8, $1.4, and $1.4 at December 31, 2025, 2024, and 2023, respectively. There were no material adjustments to the accrual, including cash payments and expense, for each of the years ended December 31, 2025, 2024, and 2023, respectively. The accruals do not include accrued expenses related to workers' compensation, vehicle-related personal injury, product and general liability claims, taxation issues, and environmental matters, some of which may contain a portion of legal expense. However, any legal expense associated with these categories is not anticipated to have a material effect on our financial condition, results of operations, or cash flows. For more information regarding accrued expenses, see Note I.

Reasonably Possible Losses in Excess of Accruals

Although there are a number of uncertainties and potential outcomes associated with our pending or threatened legal proceedings, we believe, based on current known facts, that additional losses, if any, are not expected to materially affect our consolidated financial position, results of operations, or cash flows. However, based upon current known facts, as of December 31, 2025, aggregate reasonably possible (but not probable, and therefore not accrued) losses in excess of the accruals noted above are estimated to be $26.0. If our assumptions or analyses regarding any of our contingencies are incorrect, or if facts change or future litigation arises, we could realize losses in excess of the recorded accruals (including losses in excess of the $26.0 referenced above), which could have a material negative impact on our financial condition, results of operations, and cash flows.

U—Subsequent Events

In December 2025, we announced the Company received an unsolicited proposal from Somnigroup International Inc. (Somnigroup) to acquire the Company in an all-stock transaction. In January 2026, our Board of Directors, in consultation with its financial and legal advisors, announced that it had determined that the Somnigroup offer undervalues the Company and publicly declined the Somnigroup proposal. Our Board also publicly announced that it has entered into a customary non-disclosure agreement and six month standstill with Somnigroup to facilitate customary due diligence and to determine if a transaction can be reached that delivers appropriate value and certainty to the Company and its shareholders. There can be no assurance that the Board's evaluation will result in a transaction and, if there is a transaction, the price, form of consideration, or other terms and conditions of any such transaction. We incurred $3.4 of professional costs associated with this activity through December 31, 2025.

LEGGETT & PLATT, INCORPORATED

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
(Amounts in millions)

Column A	Column B	Column C	Column D	Column E
		Additions		
Description	Balance at beginning of period	Charged to cost and expenses	Deductions	Balance at end of period
Year ended December 31, 2025				
Allowance for doubtful receivables	**$ 14.2**	**$ 6.7**	**$ 1.2** [1]	**$ 19.7**
Tax valuation allowance	**$ 20.5**	**$ .5**	**$ —**	**$ 21.0**
Year ended December 31, 2024				
Allowance for doubtful receivables	$ 10.5	$ 6.3	$ 2.6 [1]	$ 14.2
Tax valuation allowance	$ 17.7	$ 6.8	$ 4.0	$ 20.5
Year ended December 31, 2023				
Allowance for doubtful receivables	$ 39.0	$ (6.5)	$ 22.0 [1]	$ 10.5
Tax valuation allowance	$ 15.7	$ .8	$ (1.2)	$ 17.7

[1] Uncollectible accounts charged off, net of recoveries. The 2023 deduction includes $20.5 for a charge-off of a non-trade note receivable that was fully reserved in prior years.

EXHIBIT INDEX

Exhibit No.	Document Description
2.1****	Share Purchase Agreement by and between Leggett & Platt, Incorporated, Flow Intermediate II, LLC and Flow UK Holdco, Limited dated April 2, 2025, filed April 2, 2025 as Exhibit 2.1 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
2.2****	First Amendment to Share Purchase Agreement by and between Leggett & Platt, Incorporated, Flow UK Holdco, Limited, Flow Intermediate II, LLC and Flow France Holdings SAS dated August 29, 2025, filed October 31, 2025 as Exhibit 2.2 to the Company's Form 10-Q, is incorporated herein by reference. (SEC File No. 001-07845)
3.1	Restated Articles of Incorporation of the Company as of May 13, 1987, with Amendments dated May 12, 1993 and May 20, 1999; filed November 7, 2024 as Exhibit 3.1.1 to the Company's Form 10-Q, is incorporated herein by reference. (SEC File No. 001-07845)
3.2	Bylaws of the Company, as amended through November 5, 2024, filed November 7, 2024 as Exhibit 3.2.2 to the Company's Form 10-Q, is incorporated herein by reference. (SEC File No. 001-07845)
4.1	Article III of the Company's Restated Articles of Incorporation, as amended, filed as Exhibit 3.1 hereto, is incorporated herein by reference.
4.2	Senior Indenture dated May 6, 2005 between the Company and U.S. Bank Trust Company, National Association (successor in interest to The Bank of New York Mellon Trust Company, NA, which was successor in interest to JPMorgan Chase Bank, N.A.), as Trustee, filed May 10, 2005 as Exhibit 4.1 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
4.2.1	Tri-Party Agreement under the May 6, 2005 Senior Indenture, between the Company, The Bank of New York Mellon Trust Company, NA (successor in interest to JPMorgan Chase Bank, N.A.) (as Prior Trustee) and U.S. Bank, National Association (now U.S. Bank Trust Company, National Association as Successor Trustee), dated February 20, 2009, filed February 25, 2009 as Exhibit 4.3.1 to the Company's Form 10-K for the year ended December 31, 2008, is incorporated herein by reference. (SEC File No. 001-07845)
4.3	Form of $500,000,000 3.50% Senior Notes due 2051 issued pursuant to the Senior Indenture dated May 6, 2005, filed November 19, 2021 as Exhibit 4.3 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
4.4	Form of $500,000,000 4.40% Senior Notes due 2029 issued pursuant to the Senior Indenture dated May 6, 2005, filed March 7, 2019 as Exhibit 4.3 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
4.5	Form of $500,000,000 3.50% Senior Notes due 2027 issued pursuant to the Senior Indenture dated May 6, 2005, filed November 16, 2017 as Exhibit 4.3 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
4.6	The Company's Description of Capital Stock registered under Section 12 of the Securities Exchange Act of 1934, filed February 26, 2025 as Exhibit 4.6 to the Company's Form 10-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.1*	Form of Retention Bonus Award Agreement between the Company and a group of key management personnel, including select named executive officers, filed December 29, 2025 as Exhibit 10.1 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.2*	Severance Benefit Agreement between the Company and Karl G. Glassman, dated May 20, 2024, filed May 21, 2024 as Exhibit 10.2 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.3*	Severance Benefit Agreement between the Company and Benjamin M. Burns, dated February 22, 2023, filed June 22, 2023 as Exhibit 10.2 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.4*	Severance Benefit Agreement between the Company and Jennifer J. Davis, dated January 1, 2024, filed February 26, 2025 as Exhibit 10.3 to the Company's Form 10-K, is incorporated herein by reference. (SEC File No. 001-07845)

Exhibit No.	Document Description
10.5*	Severance Benefit Agreement between the Company and J. Tyson Hagale, dated February 22, 2023, filed February 23, 2023 as Exhibit 10.5 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.6*	Severance Benefit Agreement between the Company and Robert Samuel Smith Jr., dated August 7, 2024, filed February 26, 2025 as Exhibit 10.5 to the Company's Form 10-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.7*	Time Sharing Agreement between the Company and Karl G. Glassman, dated May 20, 2024, filed May 21, 2024 as Exhibit 10.3 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.8*	Transition and Consulting Agreement between the Company and J. Mitchell Dolloff, dated May 20, 2024, filed May 21, 2024 as Exhibit 10.4 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.9*	Form of Indemnification Agreement approved by the shareholders of the Company and entered into between the Company and its directors and executive officers, filed March 28, 2002 as Exhibit 10.11 to the Company's Form 10-K for the year ended December 31, 2001, is incorporated herein by reference. (SEC File No. 001-07845)
10.10*	Summary Sheet of Executive Cash Compensation, filed February 24, 2026 as Exhibit 10.1 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.11*,**	Summary Sheet of Director Compensation
10.12*	The Company's Flexible Stock Plan, amended and restated, effective as of May 7, 2025, filed March 26, 2025 as an Appendix to the Company's Proxy Statement, is incorporated herein by reference. (SEC File No. 001-07845)
10.12.1*	Form of Non-Qualified Stock Option Award Agreement pursuant to the Company's Flexible Stock Plan, filed November 4, 2014 as Exhibit 10.1 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.12.2*	2026 Form of Performance Stock Unit Award Agreement pursuant to the Company's Flexible Stock Plan, filed February 24, 2026 as Exhibit 10.4 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.12.3*	2025 Form of Performance Stock Unit Award Agreement pursuant to the Company's Flexible Stock Plan, filed February 28, 2025 as Exhibit 10.4 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.12.4*	2024 Interim Performance Stock Unit Award Agreement between the Company and Karl G. Glassman, effective May 20, 2024, filed May 21, 2024 as Exhibit 10.1 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.12.5*	2024 Form of Performance Stock Unit Award Agreement pursuant to the Company's Flexible Stock Plan, filed February 28, 2024 as Exhibit 10.6 to the Company's Form 8-K is incorporated herein by reference. (SEC File No. 001-07845)
10.12.6*	Form of Director Restricted Stock Agreement pursuant to the Company's Flexible Stock Plan adopted February 25, 2025, filed February 26, 2025 as Exhibit 10.12.5 to the Company's Form 10-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.12.7*	Form of Director Restricted Stock Unit Award Agreement pursuant to the Company's Flexible Stock Plan, filed February 24, 2012 as Exhibit 10.9.7 to the Company's Form 10-K for the year ended December 31, 2011, is incorporated herein by reference. (SEC File No. 001-07845)
10.12.8*	2021 Form of Restricted Stock Unit Award Agreement pursuant to the Company's Flexible Stock Plan, filed February 24, 2021 as Exhibit 10.6 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.13*	The Company's Key Officers Incentive Plan, amended and restated, effective February 26, 2024, filed February 28, 2024 as Exhibit 10.2 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.14*	Company's Key Officers Incentive Plan, effective June 21, 2023, filed June 22, 2023 as Exhibit 10.6 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)

Exhibit No.	Document Description
10.15*	The Company’s 2020 Key Officers Incentive Plan, effective January 1, 2020, filed February 19, 2020 as Exhibit 10.1 to the Company’s Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.16*	2026 Award Formula under the Company’s Key Officers Incentive Plan, filed February 24, 2026 as Exhibit 10.2 to the Company’s Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.17*	2025 Award Formula under the Company’s Key Officers Incentive Plan, filed February 28, 2025 as Exhibit 10.2 to the Company’s Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.18*	2024 Award Formula under the Company's Key Officers Incentive Plan, filed February 28, 2024 as Exhibit 10.3 to Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.19*	2023 Award Formula under the Company's 2020 Key Officers Incentive Plan, filed March 10, 2023 as Exhibit 10.1 to Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.20*	The Company’s Deferred Compensation Program, effective October 30, 2024, filed November 1, 2024 as Exhibit 10.1 to the Company’s Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.21*	The Company’s Deferred Compensation Program, effective November 6, 2017, filed November 9, 2017 as Exhibit 10.6 to the Company’s Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.22*	The Company’s 2005 Executive Stock Unit Program, as amended and restated, effective January 1, 2023, filed November 21, 2022 as Exhibit 10.1 to the Company’s Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.23*	The Company’s Retirement K Excess Program, amended and restated on November 26, 2007, effective as of January 1, 2007, filed February 26, 2008 as Exhibit 10.19 to the Company’s Form 10-K for the year ended December 31, 2007, is incorporated herein by reference. (SEC File No. 001-07845)
10.24	Amendment Agreement, dated as of July 24, 2025 relating to the Fifth Amended and Restated Credit Agreement among the Company, JPMorgan Chase Bank, N.A., as administrative agent, and the Lenders party thereto, filed July 25, 2025 as Exhibit 10.1 to the Company’s Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.25	Commercial Paper Issuing and Paying Agent Agreement between U.S. Bank National Association and the Company, dated December 2, 2014, including Master Note, filed December 5, 2014 as Exhibit 10.1 to the Company's Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
10.26	Form of Amended and Restated Commercial Paper Dealer Agreement filed December 5, 2014 as Exhibit 10.2 to the Company’s Form 8-K, is incorporated herein by reference. (SEC File No. 001-07845)
19**	The Company's Insider Trading Policy adopted December 1, 2025
21**	Schedule of Subsidiaries of the Company
23**	Consent of Independent Registered Public Accounting Firm
24**	Power of Attorney executed by members of the Company’s Board of Directors regarding this Form 10-K
31.1**	Certification of Karl G. Glassman, pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated February 26, 2026
31.2**	Certification of Benjamin M. Burns, pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated February 26, 2026
32.1**	Certification of Karl G. Glassman, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated February 26, 2026
32.2**	Certification of Benjamin M. Burns, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated February 26, 2026

Exhibit No.	Document Description
97*	The Company's Incentive Compensation Recovery Policy, dated November 6, 2023, filed February 27, 2024 as Exhibit 97 to the Company's Form 10-K for the year ended December 31, 2023, is incorporated herein by reference. (SEC File No. 001-07845)
101.INS***	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH***	Inline XBRL Taxonomy Extension Schema.
101.CAL***	Inline XBRL Taxonomy Extension Calculation Linkbase.
101.DEF***	Inline XBRL Taxonomy Extension Definition Linkbase.
101.LAB***	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE***	Inline XBRL Taxonomy Extension Presentation Linkbase.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101). The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

---

* Denotes management contract or compensatory plan or arrangement.

** Denotes filed or furnished herewith.

*** Filed as Exhibit 101 to this report are the following formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2025 and December 31, 2024; (ii) Consolidated Statements of Operations for each year in the three year period ended December 31, 2025; (iii) Consolidated Statements of Comprehensive Income (Loss) for each year in the three year period ended December 31, 2025; (iv) Consolidated Statements of Cash Flows for each year in the three year period ended December 31, 2025; (v) Consolidated Statements of Changes in Equity for each year in the three year period ended December 31, 2025; and (vi) Notes to Consolidated Financial Statements.

**** Pursuant to Item 601(a)(5) of Regulation S-K, schedules (and similar attachments) to the Share Purchase Agreement have been omitted because they do not contain information material to an investment or voting decision and such information is not otherwise disclosed in this exhibit. Leggett agrees to furnish, supplementally, a copy of any omitted schedule to the SEC or its staff upon request.

The assertions embodied in the representations and warranties made in the Share Purchase Agreement are solely for the benefit of the parties to the Share Purchase Agreement, and are qualified by information in confidential disclosure schedules exchanged in connection with signing the Share Purchase Agreement. While Leggett does not believe the schedules contain information required to be publicly disclosed, the schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties in the Share Purchase Agreement. You are not a third-party beneficiary to the Share Purchase Agreement and should not rely on the representations and warranties as characterizations of the actual state of facts, since (i) they are modified in part by the disclosure schedules, (ii) they may have changed since the date of the Share Purchase Agreement, (iii) they may represent only the parties' risk allocation in this particular transaction, and (iv) they may be qualified by materiality standards that differ from what may be viewed as material for securities law purposes. The Share Purchase Agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about Leggett. Information about Leggett can be found in this annual report on Form 10-K, and in other public filings it makes with the SEC.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGGETT & PLATT, INCORPORATED

By: /s/ KARL G. GLASSMAN
Karl G. Glassman
President and Chief Executive Officer

Date: February 26, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
(a) Principal Executive Officer:		
/s/ KARL G. GLASSMAN Karl G. Glassman	President and Chief Executive Officer (Director)	February 26, 2026
(b) Principal Financial Officer:		
/s/ BENJAMIN M. BURNS Benjamin M. Burns	Executive Vice President and Chief Financial Officer	February 26, 2026
(c) Principal Accounting Officer:		
/s/ TAMMY M. TRENT Tammy M. Trent	Senior Vice President and Chief Accounting Officer	February 26, 2026
(d) Directors:		
ANGELA BARBEE* Angela Barbee	Director	
ROBERT E. BRUNNER* Robert E. Brunner	Director	
MARY CAMPBELL* Mary Campbell	Director	
KARL G. GLASSMAN* Karl G. Glassman	Director	

Signature	Title	Date
JOSEPH W. MCCLANATHAN* Joseph W. McClanathan	Director	
SRIKANTH PADMANABHAN* Srikanth Padmanabhan	Director	
JAI SHAH* Jai Shah	Director	
PHOEBE A. WOOD* Phoebe A. Wood	Director	

*By: **/s/ S. SCOTT LUTON**
S. Scott Luton
Attorney-in-Fact
Under Power-of-Attorney
dated
February 26, 2026

February 26, 2026

Form 10-K

Exhibit 24

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors of ***LEGGETT & PLATT, INCORPORATED*****,** a Missouri corporation (the *"Corporation"*), does hereby nominate, constitute and appoint Karl G. Glassman, Benjamin M. Burns, Jennifer J. Davis and S. Scott Luton, or any one of them individually, his or her true and lawful attorneys-in-fact, to sign in the name of and on behalf of the undersigned directors of the Corporation and to file with the Securities and Exchange Commission (*"SEC"*) the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and any other document or further Amendment to said Annual Report, and to take such other action, all as said attorneys-in-fact, or any one of them individually, deem necessary or advisable to the end that such Annual Report or Amendments thereto in respect of same, shall comply with the Securities Exchange Act of 1934, as amended, and the applicable rules of the SEC thereunder; and does hereby ratify and confirm all that said attorneys-in-fact, and each of them individually, may do by virtue hereof. This Power of Attorney may be signed in multiple counterparts, and all such counterparts, collectively, shall constitute a single document.

IN WITNESS WHEREOF, the undersigned have executed this Power of Attorney or a counterpart hereof as of the 26th day of February 2026.

/s/ ANGELA BARBEE
Angela Barbee

/s/ JOSEPH W. MCCLANATHAN
Joseph W. McClanathan

/s/ ROBERT E. BRUNNER
Robert E. Brunner

/s/ SRIKANTH PADMANABHAN
Srikanth Padmanabhan

/s/ MARY CAMPBELL
Mary Campbell

/s/ JAI SHAH
Jai Shah

/s/ KARL G. GLASSMAN
Karl G. Glassman

/s/ PHOEBE A. WOOD
Phoebe A. Wood

GLOSSARY

Annualize: To take a measurement covering a period of less than one year and extrapolate it to cover a full year.
Basis Point: A unit of measure equal to 1/100th of 1%.
Business Group or Unit: An organizational subset of Leggett & Platt's operations; there are currently 6 business groups and 13 business units (BUs).
Capital Expenditure (Capex): Funds used to purchase property, plant, and equipment.
Cash Equivalents: Cash in excess of daily requirements, which is invested in various financial instruments with original maturities of three months or less.
CombiCore®: A semi-finished mattress composed of a ComfortCore® innerspring unit with individual foam blocks on top of each coil and an Eco-Base® bottom.
ComfortCore®: A particular design of fabric-encased innerspring coils, also known as pocket coil, sold by Leggett & Platt.
Commercial Paper: Unsecured (i.e., no collateral), unregistered short-term debt that matures within 270 days.
Compressed Mattress: A mattress that is flattened, vacuum-sealed in plastic, folded, rolled, and boxed for warehousing and shipment to consumers. Often referred to as boxed beds.
Content Gains: Growing our sales by placing more of our components and features into our customers' products.
Digitally Native Brands: Brands that originated online and leverage consumer insights on internet, social media, and e-commerce platforms for brand creation, marketing, and sales.
Dividend: The portion of a company's profit paid to shareholders, usually in cash.
Dividend Yield: The portion of the stock price returned to shareholders annually as dividends (equal to dividends declared divided by stock price). For example, a stock selling for $20 that pays shareholders $1.00 in annual dividends has a dividend yield of 5.0% (= 1.00 / 20.00).
EBIT: Earnings Before Interest and Taxes
EBIT, Adjusted: EBIT, adjusted to exclude items such as restructuring-related costs, impairments, gains or losses on sale, litigation accruals, etc. We make these adjustments to aid investors' awareness of underlying operational profitability.
EBIT Margin: EBIT divided by sales; equal to the amount of EBIT earned per dollar of sales.
EBIT Margin, Adjusted: EBIT, Adjusted divided by sales.
EBITDA: EBIT + Depreciation + Amortization
EBITDA, Adjusted: EBITDA, adjusted to exclude items such as restructuring-related costs, impairments, gains or losses on sale, litigation accruals, etc. We make these adjustments to aid investors' awareness of underlying operational profitability.
EBITDA Margin, Adjusted: EBITDA, Adjusted divided by sales.
Eco-Base®: A ComfortCore® innerspring unit with a robust fabric attached to the bottom, eliminating the need for customers to apply commodity base foam and saving production time and labor, waste, and chemical use.
EPS: Earnings Per Share. After-tax profit divided by the weighted average number of shares of stock. For instance, a company earning $6 million, with 3 million shares of stock, has an EPS of $2 per share.
EPS, Adjusted: EPS, adjusted to exclude items such as restructuring-related costs, impairments, gains or losses on sale, litigation accruals, unusual tax items, etc. We make these adjustments to aid investors' awareness of underlying operational profitability.
Equity: Another term for net worth. A company's total assets minus total liabilities.
EV: Electric Vehicle
Geo Components: Products used for ground stabilization and erosion control.
GHG: Greenhouse gas
Goodwill: The premium paid for an acquisition; the amount paid in excess of the fair market value of the assets acquired.
Hybrid Mattress: Mattresses that combine layers of specialty foam on top of innerspring cores.
Impairment: A reduction in the balance sheet value of assets to reflect current estimated fair value; typically a non-cash charge.
In-Car Motion System: Certain products of our Automotive Group, including motors, actuators, and cables.
Innerspring: The set of steel coil springs, bound together to form the core of a mattress.
Intangible Asset: A non-financial asset lacking physical substance; examples include goodwill, customer relationships, patents, trademarks, and licenses.
Investment Grade Credit Rating: A designation published by credit rating agencies that indicates lower risk associated with investing in a company's bonds or commercial paper.
Letter of Credit: A bank-issued "promise to pay" that ensures sellers that the buyer will pay.
Long-Term Debt: Liability, such as a bond or a note, that matures (i.e., must be repaid) more than one year from the balance sheet date.
Maker/User: Leggett & Platt's term for a customer that makes its own components for use in the assembly of a product it manufactures.
Metal Margin: The difference between the selling price of steel rod and the cost of steel scrap.
Motion Mechanism: The component that enables furniture to recline, tilt, swivel, and elevate; usually made from steel.
Net Debt to EBITDA, Adjusted: An indicator of financial leverage; the ratio of net debt (total debt less cash and cash equivalents) to EBITDA, Adjusted.
Organic Sales: Trade sales excluding sales attributable to acquisitions and divestitures consummated within the last twelve months.
Payout Ratio: The percentage of earnings that is paid to shareholders; dividends declared divided by continuing operations EPS, Adjusted.
Pre-Foam Encased: A ComfortCore® innerspring unit including a rigid foam perimeter automatically attached during the innerspring assembly process and an Eco-Base® bottom.
Quantum® Edge: Narrow-diameter, fabric-encased coils that form a perimeter around a ComfortCore® innerspring unit, replacing a rigid foam perimeter in a finished mattress.
Restructuring and Restructuring-Related Costs: Costs including items such as employee termination, plant closure, asset relocation, and inventory write-downs.
Retailer Merchandising Changes: Impactful adjustments to a retailer's floored product assortment.
Return on Invested Capital (ROIC): EBIT, Adjusted - taxes / average (debt + equity – cash); a measure of how efficiently a company uses investors' funds to generate income.
Revolving Credit: Contractual agreement to loan up to a specified amount of money, for a specified period of time; any amounts repaid can be borrowed again.
Segment: A major subset of the company's operations that contains business groups and units. Leggett reports results in three segments.
Steel Rod: Commodity product produced at steel mills. Rod looks like a coil of thick wire and is rolled (or formed) from a billet (which is a long bar of steel). Rod is commonly used to make wire, reinforcing mesh, bolts, and nails.
Total Shareholder Return (TSR): Total gain or loss an investor realizes from owning our stock; equal to: (Change in Stock Price + Dividends) / Initial Stock Price.
Trade Sales: Overall sales to third parties net of discounts, rebates, and return of product. Also referred to as net trade sales.
Value-Added Tax (VAT): A tax on the amount by which the value of a product has been increased at each stage of its production or distribution.
Working Capital: Current assets minus current liabilities. Sometimes modified to exclude cash and cash equivalents, as well as current maturities of long-term debt and operating leases, to better analyze operating efficiency.


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Leggett & Platt®

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